CHINAGROWTH SOUTH ACQUISITION CORPORATION
1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JANUARY 23, 2009

TO THE SHAREHOLDERS OF CHINAGROWTH SOUTH ACQUISITION CORPORATION:

          NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of ChinaGrowth South Acquisition Corporation (“CGSAC”, “we”, “us”, “our” or the “Company”), a Cayman Islands exempted company, will be held at 11 a.m. New York time, on January 23, 2009, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A., for the following purposes:

1.

the approval by ordinary resolution of (i) the Share Purchase Agreement dated as of December 16, 2008 and as amended as of January 13, 2009 (the “Share Purchase Agreement”), by and among CGSAC, Olympia Media Holdings Limited (“OMH”), a British Virgin Islands company, and each of the shareholders and founder of OMH as listed therein, pursuant to which CGSAC will acquire all of the issued and outstanding share capital and other equity interests of OMH in exchange for US$6,000,000 in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient)and the issuance of 6,259,000 ordinary shares of CGSAC at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2012, certain additional ordinary shares of CGSAC as provided for therein (the “Acquisition”), and (ii) the transactions contemplated thereby (“Proposal 1” or “Acquisition Proposal”);

2.

the approval by ordinary resolution to increase CGSAC’s share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each (“Proposal 2” or “Capital Increase Proposal”);

3.	the approval by special resolution of the change of the corporate name of CGSAC to China TopReach Inc. (“Proposal 3” or the “Name Change Proposal”);

4.

the approval by special resolution of certain amendments to our Memorandum and Articles of Association, which amendments will include (i) the removal of Article 168 through Article 173 from our Amended and Restated Memorandum and Articles of Association (and a consequential change to article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve following the Redemption, (ii) the insertion of provisions that will require us to redeem the IPO Shares for cash as soon as possible following the General Meeting, and in addition to such redemption, distribute to holders of the IPO Shares one ordinary share for every forty IPO Shares redeemed (the “Redemption”) and (iii) the insertion of provisions that will provide for the creation of a new class of ordinary shares called Class A Ordinary shares. The Class A Ordinary shares will have the same rights, preferences and privileges as our current ordinary sha res. Holders of our ordinary shares and Class A Ordinary shares will vote together as one class on all matters (including the election of directors) submitted to a vote of the shareholders. However, the Founder Shares and the Class A Shares will not participate in the Redemption (collectively, “Proposal 4” or the “Amendment Proposal”);

5.	the adjournment of the meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals (“Proposal 5” or “Adjournment Proposal”).

          These items of business are more fully described in the proxy statement accompanying this notice. We encourage you to read the proxy statement and its annexes in their entirety before voting.

          Under the terms of the Share Purchase Agreement, approval by CGSAC’s shareholders of the Acquisition Proposal and Capital Increase Proposal is condition to closing the transactions contemplated by the Share Purchase Agreement. Accordingly, CGSAC will only proceed with the consummation of the Acquisition after the shareholders approve the Acquisition Proposal and Capital Increase Proposal. The Capital Increase Proposal will not be presented to the shareholders for a vote at the meeting unless CGSAC’s shareholders approve the Acquisition

Proposal. The Name Change Proposal will not be presented to the shareholders for a vote unless CGSAC’s shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and Name Change Proposal will be effectuated upon the consummation of the Acquisition. If CGSAC’s shareholders fail to approve the Name Change Proposal, the board of directors of CGSAC may re-present such proposal to the shareholders for a vote at the next general meeting following the Acquisition. The Amendment Proposal will not be presented to the shareholders for a vote at the meeting if CGSAC’s shareholders approve the Acquisition Proposal.

          The approval by ordinary resolution of each of the Acquisition Proposal, the Capital Increase Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of our ordinary shares voted on such proposal. The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of not less than two-thirds of our ordinary shares voted on such proposal. Notwithstanding the foregoing, if the holders of our ordinary shares sold in our initial public offering, or IPO, or in the open market, which we refer to as public shareholders, holding more than 1,002,199 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated. The approval by special resolution of the Amendment Proposal require the affirmative vote of the holders of two thirds of our ordinary shares voted on such proposal.

          If the Amendment Proposal is approved, our initial shareholders, including all of our directors, officers and their affiliates, who purchased or received ordinary shares prior to our IPO, will receive one Class A Ordinary Share in exchange for each of their 1,125,000 oridnary shares. Our initial shareholders are not entitled to participate in the redemption of the IPO shares and receive any proceeds from liquidation of the company’s trust account. Following such exchange, they will own 100% of our outstanding Class A Ordinary Shares and approximately 90% of our aggregate outstanding share capital. If the Amendment Proposal is approved, holders of the IPO Shares will receive total consideration of approximately 125,338 of our outstanding ordinary shares. Holders of the IPO Shares will own 100% of our outstanding ordinary shares and approximately 10% of our aggregate outstanding share capital. If the Amendment Proposal is approved, the Company will continue its corporate existence without any of the blank check restrictions previously applicable to it and the warrants issued in our IPO, including 900,000 warrants issued to our initial shareholders, will remain outstanding in accordance with their terms and will become exercisable upon the consummation of any business combination following the stockholder approval of the Amendment Proposal. If neither the Acquisition Proposal nor the Amendment Proposal is approved, the Company will be required to dissolve and liquidate following the redemption of the IPO shares and the distribution of the amounts in the Trust Account and the outstanding warrants will become worthless.

          Our board of directors has fixed January 2, 2009 as the record date for determining the CGSAC shareholders entitled to receive notice of and vote at the meeting or any adjournment thereof. Only holders of record of our ordinary shares as of the close of business on the record date are entitled to vote at the meeting or any adjournment thereof.

PROPOSED PRIVATE PURCHASE OF STOCK

          The Company intends to pursue the purchase (the “Private Purchases”) of its ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company in separate and privately negotiated transactions to be executed at or prior to the Extraordinary General Meeting scheduled to be convened on Thursday, January 23, 2009 at 9:00 a.m., New York time to consider and vote on the Acquisition. Our management believes there may be institutional stockholders who intend to exercise their conversion rights but may be prepared to engage in private negotiations in lieu of exercising such conversion rights. It is expected that any such Private Purchases will be contingent upon: (a) approval of the proposals submitted to shareholders for consideration and voting at the Extraordinary General Meeting (the “Proposals”) and (b) the consummation of the Acquisition. The terms of each such Private Purchase shall be negotiated on a case by case basis. CGSAC’s Board of Directors has recommended that you vote “FOR” the Proposals; however, shareholders should individually analyze and determine for themselves the course of action they should take. If CGSAC shareholder do not approve the Acquisition or the Acquisition does not take place, no shares will be purchased in the Private Purchases. CGSAC will not offer to purchase any shares owned by any officer, director or special advisor of CGSAC.

          The funding for any such privately negotiated arrangements pursuant to which CGSAC will purchase shares would be from our available funds after the closing of the Acquisition, including, but not limited to, the balance of proceeds released from the trust account after closing of the Acquisition and the working capital of OMH (as of the date of Acquisition).

          OMH will concurrently pursue discussions with institutional investors to secure debt or similar arrangements. OMH would use such debt proceeds to purchase ordinary shares of CGSAC in privately negotiated transactions, enabling OMH to vote those shares in favor of the Proposals, and to provide OMH additional working capital for use following the closing of the Acquisition.

          In addition, certain officers, directors or affiliates of OMH may purchase ordinary shares of CGSAC in the open market or enter into other arrangements with the intention of voting those shares in favor of the Proposals. Any purchases made by CGSAC’s officers, directors or affiliates will be made with funds from such officer, director or affiliate, as applicable.

          Your vote is important. Please complete, date, sign and return the enclosed proxy card as soon as possible to make sure that your shares are represented at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. If you are a shareholder of record, you may also cast your vote in person at the meeting even if you have voted by proxy. If your shares are held in “street name” – that is, held for your account by a broker, bank or other nominee, you may instruct such nominee how to vote your shares, or you may cast your vote in person at the meeting by obtaining a proxy from such nominee. Your failure to vote or instruct such nominee how to vote will not have the same effect as voting against the proposals.

          Our board of directors unanimously recommends that you vote “FOR” the approval of each of the five proposals listed above.

By Order of the Board of Directors,

/s/ Michael W. Zhang

Michael W. Zhang
Chief Executive Officer, Secretary and Director
Dated: January 13, 2009

PROXY STATEMENT
FOR
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
CHINAGROWTH SOUTH ACQUISITION CORPORATION
TO BE HELD ON JANUARY 23, 2009

          An extraordinary general meeting of shareholders of ChinaGrowth South Acquisition Corporation (“CGSAC”, “we”, “us”, “our” or the “Company), a Cayman Islands exempted company, is scheduled to be held at 11 a.m. New York time, on January 23, 2009, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A.

          On December 16, 2008, CGSAC entered into a Share Purchase Agreement (a copy of which is attached hereto as Annex A),with Olympia Media Holdings Limited (“OMH”), a British Virgin Islands company, and each of the shareholders and founder of OMH as listed therein. On January 13, 2009, the parties entered into an amendment to the share purchase agreement (a copy of which is attached hereto as Annex B). Pursuant to the share purchase agreement as amended (the “Share Purchase Agreement”), CGSAC will acquire all of the issued and outstanding share capital and other equity interests of OMH in exchange for US$6,000,000 in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient) and the issuance of 6,259,000 ordinary shares of CGSAC at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2012, certain additional ordinary shares of CGSAC as provided for therein (the “Acquisition”). OMH, through its subsidiaries and affiliates, is a leading privately owned aggregator and operator of print media businesses in China. Upon the consummation of the Acquisition, OMH will become a directly wholly-owned subsidiary of CGSAC, which will change its corporate name to China TopReach Inc.

          At the meeting, we will ask our shareholders to approve the Share Purchase Agreement and other matters relating to the transactions contemplated by the Share Purchase Agreement, including increasing our authorized share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each and to change the corporate name of CGSAC to China TopReach Inc.

          We will not be able to close the Acquisition and other transactions contemplated by the Share Purchase Agreement unless all of the conditions to the closing set forth therein are satisfied, including the approval by our shareholders of the Share Purchase Agreement and the transactions contemplated thereby and the increase to our share capital, as describe above. Pursuant to our Amended and Restated Memorandum and Articles of Association, the Acquisition cannot be consummated unless, among others, (i) at least a majority of the shares voted at the meeting or any adjournment thereof approve the Share Purchase Agreement and the transactions contemplated thereby and (ii) less than, or equal to 19.99% of the shares (i.e., 1,002,199 shares) issued in CGSAC’s IPO vote against the Acquisition and demand that we redeem the ordinary shares held by them into cash. If you vote against the Acquisition and demand that we redeem your shares into cash, this demand must be made on the proxy card at the time you vote against the Acquisition.

          Our board of directors has unanimously determined that the transactions contemplated by the Share Purchase Agreement are advisable and the issuance of our ordinary shares pursuant to the transactions contemplated by the Share Purchase Agreement is fair to, and in the best interests of, our shareholders. Our board of directors unanimously recommends that our shareholders vote “FOR” the approval of the Share Purchase Agreement and the transactions contemplated thereby and related matters.

          This proxy statement provides you with information about the proposed transactions under the Share Purchase Agreement and other actions to be taken at the extraordinary general meeting of shareholders of CGSAC. We encourage you to carefully read this entire proxy statement and its annexes before you vote, including the section entitled “Risk Factors” beginning on page 30. You may also obtain more information about us from the documents we have filed with the United States Securities and Exchange Commission at its website www.sec.gov.

          NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS CONTEMPLATED BY THE SHARE PURCHASE AGREEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          This proxy statement is dated January 13, 2009 and is first being mailed to CGSAC shareholders on or about that date.

CHINAGROWTH SOUTH ACQUISITION CORP.
CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND THE CGSAC EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS	6
SUMMARY	15
SELECTED SUMMARY HISTORICAL FINANCIAL INFORMATION	25
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF CGSAC AND OMH	27
COMPARATIVE PER SHARE DATA	28
PRICE RANGE OF SECURITIES AND DIVIDENDS	29
RISK FACTORS	30
FORWARD-LOOKING STATEMENTS	40
THE CGSAC EXTRAORDINARY GENERAL MEETING	41
PROPOSAL 1: A THE APPROVAL OF (I) THE SHARE PURCHASE AGREEMENT, DATED AS OF DECEMBER 16, 2008 AND AMENDED AS OF JANUARY 13, 2009 AND (II) THE TRANSACTIONS CONTEMPLATED THEREBY (“ACQUISITION PROPOSAL”)	44
PROPOSAL 2: APPROVAL BY ORDINARY RESOLUTION OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE CAPITAL TO US$63,000 DIVIDED INTO 60,000,000 ORDINARY SHARES OF A PAR VALUE OF US$0.001 EACH AND 3,000,000 PREFERRED SHARES OF A PAR VALUE OF US$0.001 EACH (THE “CAPITAL INCREASE PROPOSAL”)	64
PROPOSAL 3: APPROVAL BY SPECIAL RESOLUTION OF AN AMENDMENT TO CGSAC’S AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO CHANGE THE CORPORATE NAME OF THE COMPANY TO CHINA TOPREACH INC. (THE “NAME CHANGE PROPOSAL”)	67

PROPOSAL 4: THE APPROVAL BY SPECIAL RESOLUTION OF CERTAIN AMENDMENTS TO OUR MEMORANDUM AND ARTICLES OF ASSOCIATION, WHICH AMENDMENTS WILL INCLUDE (I) THE REMOVAL OF ARTICLE 168 THROUGH ARTICLE 173 FROM OUR AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION (AND A CONSEQUENTIAL CHANGE TO ARTICLE 163 TO REMOVE A CROSS-REFERENCE TO ARTICLE 171), WHICH, AMONG OTHER BLANK CHECK COMPANY RESTRICTIONS, REQUIRES US TO LIQUIDATE AND DISSOLVE FOLLOWING THE REDEMPTION, (II) THE INSERTION OF PROVISIONS THAT WILL REQUIRE US TO REDEEM THE IPO SHARES FOR CASH AS SOON AS POSSIBLE FOLLOWING THE GENERAL MEETING, AND IN ADDITION TO SUCH REDEMPTION, DISTRIBUTE TO HOLDERS OF THE IPO SHARES ONE ORDINARY SHARE FOR EVERY FORTY IPO SHARES REDEEMED (THE “REDEMPTION”) AND (III) THE INSERTION OF PROVISIONS THAT WILL PROVIDE FOR THE CREATION OF A NEW CLASS OF ORDINARY SHARES CALLED CLASS A ORDINARY SHARES. THE CLASS A ORDINARY SHARES W ILL HAVE THE SAME RIGHTS, PREFERENCES AND PRIVILEGES AS OUR CURRENT ORDINARY SHARES. HOLDERS OF OUR ORDINARY SHARES AND CLASS A ORDINARY SHARES WILL VOTE TOGETHER AS ONE CLASS ON ALL MATTERS (INCLUDING THE ELECTION OF DIRECTORS) SUBMITTED TO A VOTE OF THE SHAREHOLDERS. HOWEVER, THE FOUNDER SHARES AND THE CLASS A SHARES WILL NOT PARTICIPATE IN THE REDEMPTION (COLLECTIVELY, “PROPOSAL 4” OR THE “AMENDMENT PROPOSAL”);

68
PROPOSAL 5: ADJOURNMENT OF THE MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN FAVOR OF THE FOREGOING PROPOSALS (THE “ADJOURNMENT PROPOSAL”)	74
INFORMATION ABOUT THE BUSINESS OF OLYMPIA MEDIA HOLDINGS LIMITED	75
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION OF OMH	88
INFORMATION ABOUT CGSAC	95
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CGSAC	97
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	100
BENEFICIAL OWNERSHIP OF SECURITIES	108
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	110
DIRECTORS AND MANAGEMENT	112
SHARES ELIGIBLE FOR FUTURE SALE	117
DESCRIPTION OF SHARE CAPITAL	119

WHERE YOU CAN FIND MORE INFORMATION	125
FINANCIAL STATEMENTS OF OLYMPIA MEDIA HOLDINGS LIMITED	126
FINANCIAL STATEMENTS OF CGSAC

ANNEXES
ANNEX A	SHARE PURCHASE AGREEMENT
ANNEX B	AMENDMENT TO SHARE PURCHASE AGREEMENT
ANNEX C	AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND THE CGSAC EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

                    These Questions and Answers are only summaries of the matters they discuss. Please read this entire proxy statement carefully.

Q.	What is being voted on?

A.	You are being asked to vote on the following five proposals:

1. the approval by ordinary resolution of (i) the Share Purchase Agreement, and (ii) the transactions contemplated thereby (“Proposal 1” or “Acquisition Proposal”);

2. the approval by ordinary resolution of an increase to CGSAC’s authorized share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each (“Proposal 2” or “Capital Increase Proposal”);

3. the approval by special resolution of change of the corporate name of CGSAC to China TopReach Inc. (“Proposal 3” or the “Name Change Proposal”);

4. the approval by special resolution of certain amendments to our Memorandum and Articles of Association, which amendments will include (i) the removal of Article 168 through Article 173 from our Amended and Restated Memorandum and Articles of Association (and a consequential change to article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve following the Redemption, (ii) the insertion of provisions that will require us to redeem the IPO Shares for cash as soon as possible following the General Meeting, and in addition to such redemption, distribute to holders of the IPO Shares one ordinary share for every forty IPO Shares redeemed (the “Redemption”) and (iii) the insertion of provisions that will provide for the creation of a new class of ordinary shares called Class A Ordinary shares. The Class A Ordinary shares will have the same rights, preferences and privileges as our current ordinary shares. Holders of our ordinary shares and Class A Ordinary shares will vote together as one class on all matters (including the election of directors) submitted to a vote of the shareholders. However, the Founder Shares and the Class A Shares will not participate in the Redemption (collectively, “Proposal 4” or the “Amendment Proposal”);

5. the adjournment of the meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposals (“Proposal 5” or “Adjournment Proposal”).

          Under the terms of the Share Purchase Agreement, approval by CGSAC’s shareholders of the Acquisition Proposal and Capital Increase Proposal is condition to closing the transactions contemplated by the Share Purchase Agreement. Accordingly, CGSAC will only proceed with the consummation of the Acquisition after the shareholders approve the Acquisition Proposal and Capital Increase Proposal. The Capital Increase Proposal will not be presented to the shareholders for a vote at the meeting unless CGSAC’s shareholders approve the Acquisition Proposal. The Name Change Proposal will not be presented to the shareholders for a vote unless CGSAC’s shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and Name Change Proposal will be effectuated upon the consummation of the Acquisition. If CGSAC’s shareholders fail to approve the Name Change Proposal, the board of directors of CGSAC may re-present such proposal to the shareholders for a vote at the next general meeting following the Acquisition. The Amendment Proposal will not be presented to the shareholders for a vote at the meeting if CGSAC’s shareholders approve the Acquisition Proposal.

          The approval by ordinary resolution of each of the Acquisition Proposal, the Capital Increase Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of our ordinary shares voted on such proposal. The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our ordinary shares voted on such proposal. Notwithstanding the foregoing, if the holders of our ordinary shares sold in our initial public offering, or IPO, or in the open market, which we refer to as public shareholders, holding more than 1,002,199 shares (19.99% of the total number of ordinary shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated. The approval by special resolution of the Amendment Proposal requires the affirmative vote of the holders of at least two-thirds of our ordinary shares voted on such proposal.

Q.	How do I vote?

A.	If you are a shareholder of record as of the close of business of the record date, January 2, 2009, you may vote in one of four ways:

•

By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each proposal.

•

Vote by Phone: call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

•

Vote by Internet: visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

•

You can attend the meeting and vote in person. We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or other nominee, however, you must obtain a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

Q.	Why are we proposing the Acquisition?

A.

We were incorporated for the purpose of acquiring, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the People Republic of China (“PRC” or “China”) (a “business combination”). OMH is a leading privately owned aggregator and operator of print media businesses in China through its PRC subsidiaries and affiliates. Upon the consummation of the Acquisition, OMH will be a directly wholly-owned subsidiary of CGSAC and CGSAC will change its corporate name to China TopReach Inc. Pursuant to our Amended and Restated Memorandum and Articles of Association, we are required to consummate the Acquisition or another business combination by January 29, 2009, failing which we will have to redeem the IPO shares and liquidate and dissolve and, as part of this process, distribute our net assets, including the cash in the trust account (the “Trust Account”) established in connection with our IPO, to our public shareholders.

Q.	What consideration are we paying for the Acquisition?

A.

Under the terms of the Share Purchase Agreement, CGSAC will acquire all of the issued and outstanding share capital and other equity interests of OMH for a consideration consisting of (i) US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), (ii) 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, (iii) subject to the company surviving the Acquisition meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGSAC held in the escrow account will be released to OMH shareholders, and (iv), on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011 and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amount do not accumulate)
2009	RMB 115,600,000	2,000,000
	(Approximately US$17 million)
2010	RMB 197,200,000	2,500,000
	(Approximately US$29 million)
2011	RMB 278,800,000	2,500,000
	(Approximately US$41 million)
2012	RMB394,400,000	2,500,000
	(Approximately US$58 million)

Note: US$dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

In addition, our current directors and executive officers have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition.

Q:	Does the Acquisition meet the 80% net assets test?

A:

In accordance with the terms of CGSAC’s IPO, the target of CGSAC’s initial business combination must have a fair market value equal to at least 80% of CGSAC’s net assets at the time of such business combination. On November 30, 2008, CGSAC’s net assets held in trust (after deducting the underwriters’ deferred compensation) was US$39,568,871. Our board of directors determined that the Acquisition has a fair market value of at least US$40.3 million or 102% of our net assets.

Q.	How do the CGSAC insiders intend to vote their shares?

A.

All of our pre-IPO initial shareholders, including all of our directors and executive officers, who collectively purchased an aggregate of 1,125,000 ordinary shares prior to our IPO, have agreed to vote the ordinary shares that they owned immediately before our IPO in the same manner as a majority of the ordinary shares voted by the public shareholders in connection with the Acquisition. To date, none of our initial shareholders has purchased any additional shares following our IPO in the open market. At the closing, 200,000 of our pre-IPO initial ordinary shares will be forfeited.

Q.	What vote is required to approve the Acquisition Proposal?

A.

The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. Notwithstanding the foregoing, if the public shareholders holding more than 1,002,199 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated. The Capital Increase Proposal is condition to consummation of the transactions contemplated by the Share Purchase Agreement. Accordingly, if our shareholders approve the Acquisition Proposal and fail to approve the Capital Increase Proposal, we will not be able to consummate the transactions contemplated by the Share Purchase Agreement.

Q.	Why are we proposing the Capital Increase Proposal?

A.

Our current share capital remaining available is insufficient to permit the issuance of shares potentially required for the Acquisition and will not be sufficient to enable the surviving company to respond to potential business opportunities and to pursue important objectives that may be anticipated.

Q.	What vote is required to approve the Capital Increase Proposal?

A.	The approval by ordinary resolution of the Capital Increase Proposal requires the affirmative vote of a majority of our shares voted on the Capital Increase Proposal.

Q.	Why are we proposing the Name Change Proposal?

A.	The change of our corporate name to “China TopReach Inc.” upon the consummation of the Acquisition will better represent the operations of the surviving company.

Q.	What vote is required to approve the Name Change Proposal?

A.	The approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our shares voted on the Name Change Proposal.

Q.	What will happen upon the consummation of the Acquisition?

A.

Following the consummation of the Acquisition, OMH will become a directly wholly-owned subsidiary of CGSAC, and, assuming the approval of the Name Change of Proposal, CGSAC will change its corporate name to China TopReach Inc.

Q.	What percentage of CGSAC’s outstanding shares will our existing shareholders own after the Acquisition?

A.

Following the consummation of the Acquisition, excluding shares held in the escrow account, if no public shareholder demands to redeem the shares that he or she owns into cash and assuming none of our warrants are exercised, our existing shareholders, including both our initial shareholders and public shareholders, will own, in the aggregate, approximately 57.56% (public shareholders alone will own approximately 48.59%).

Following the consummation of the Acquisition, excluding shares held in the escrow account, if all of the maximum permissible amount of public shares are redeemed, our existing shareholders, including both our initial shareholders and public shareholders, will own, in the aggregate approximately 52.99% (public shareholders alone will own approximately 43.06%).

Q.	How do I exercise my redemption rights?

A.

If you hold ordinary shares issued in our IPO and vote against the Acquisition Proposal, you will have the right to demand that we redeem your shares into cash. If you wish to exercise your redemption rights, you must (i) vote against the Acquisition Proposal and (ii) at the same time demand in the attached proxy card that we redeem your shares into cash. If, notwithstanding your “Against” vote, the Acquisition is completed and you requested redemption of your shares, you will be entitled to receive a per-share redemption price as described immediately below. Do not send your share certificates with your proxy. If the Acquisition is consummated, redeeming shareholders must tender their shares to us by January 26, 2009. Redeeming shareholders will be notified when they should expect to receive the redemption amount. Shareholders who intend to redeem their shares should contact their broker or custodian as soon as possible to request a share certificate.

Q.	What is the per share redemption price upon the exercise of my redemption rights?

A.

The actual per-share redemption price will be equal to the amount in the Trust Account before payment of deferred underwriting discounts and commissions and including all accrued interest (net of taxes payable) as of two business days prior to the proposed consummation of the Acquisition, divided by the number of ordinary shares sold in our IPO. As of November 30, 2008, the per share redemption price was US$8.05.

Q.	Do I have dissenter or appraisal rights under Cayman Islands law?

A.	Dissenting shareholders do not have appraisal or dissenter rights under Cayman Islands law.

Q.	What will happen to the funds deposited in the Trust Account after the Acquisition?

A.

Public shareholders exercising redemption rights will receive a redemption price per share equal to the amount described above. The Company anticipates that after the payment of expenses of the Acquisition, estimated at US$1,000,000, and payment of the deferred portion of the underwriters discount of US$802,160, we will have approximately US$38 million available to the combined company assuming that no shareholders elect to redeem their shares for cash (or assuming that the entire number of shares allowed to be redeemed for cash are redeemed, we will have used substantially all of the funds in the Trust Account and may need to obtain loans). Upon the consummation of the Acquisition, up to US$6,000,000 of the funds in the trust account will be paid in aggregate or in installments to the OMH shareholders as part of the share purchase consideration, when free cash flow of the surviving company is sufficient. We anticipate that the balance of the funds in the trust account, if any, may be used for general corporate purposes.

Q.	What happens if the Acquisition is not consummated?

A.

If we do not consummate the Acquisition by January 29, 2009, the date required by our Amended and Restated Memorandum and Articles of Association, the IPO shares will be automatically redeemed and we will liquidate and dissolve and, as part of this process, distribute to our public shareholders the amount in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims and net of any payments to creditors; provided, however, that if the Amendment Proposal is approved then we would not liquidate and dissolve following the redemption of the IPO shares and the distribution of the monies in the trust account. Following dissolution, we would no longer exist as a corporation.

Q.	Why are we proposing the Amendment Proposal?

A.

Our board of directors has determined that it would be in the best interests of our remaining shareholders to (i) redeem the IPO Shares for cash from the Trust Account in an amount per share equal to the Redemption Payment, and in addition to the Redemption of the IPO Shares, allot and issue to holders of the IPO Shares one ordinary share for every forty IPO Shares redeemed, (ii) continue our corporate existence after the redemption of the IPO Shares and the distribution of the Trust Account, rather than liquidate and dissolve as required by our Amended and Restated Memorandum and Articles of Association, and (iii) retain the Company’s current management while the Company continues to seek acquisition targets. To accomplish these goals, our board of directors believes that it is necessary to modify our Amended and Restated Memorandum and Articles of Association to (i) eliminate the provisions which, among other blank check company restrictions, on the occurrence of the prescribed date, being January 29, 2009 (the “Prescribed Date”), triggers an automatic redemption of the IPO Shares followed by the immediate liquidation and dissolution (ii) revise our capital structure to create a new class of ordinary shares, and (iii) increase the number of authorized ordinary and preferred shares.

Accordingly, the Company’s shareholders are being asked to approve the amendment of our Amended and Restated Memorandum and Articles of Association to (i) modify the Company’s current capital structure and (ii) permit the Company to continue its corporate existence (rather than liquidating and dissolving, as will currently occur pursuant to our Amended and Restated Memorandum and Articles of Association on the Prescribed Date immediately following the Redemption of the IPO Shares) and to do so with a corporate charter that does not contain blank check company-related provisions. Specifically, the Amendment Proposal involves making certain amendments to our Amended and Restated Memorandum and Articles of Association to:

•

remove Articles 168 through Article 173 , which, among other blank check company restrictions, causes an automatic liquidation and dissolution commencing on the Prescribed Date (and make a further consequential change to Article 163, to remove the cross-reference to Article 171);

•	insert provisions that will require us to redeem the IPO Shares for cash and in connection with such redemption, allot and issue one ordinary share for every forty IPO Shares redeemed; and

•	insert provisions that will create a new class of ordinary shares called Class A Ordinary shares to be issued to the Founder Shareholders;

If the Amendment Proposal is approved, we intend to pursue the acquisition of one or more operating businesses. See the section entitled “Background Information-Continuation of the Company Following the Distribution of the Trust Account.” As of the date of this proxy statement, the Company has no arrangements in place with any acquisition candidates, other than with OMH, and will not engage in the active identification and pursuit of other potential acquisitions unless and until our shareholders approve the Amendment Proposal at the Extraordinary General Meeting.

Q.	Why is the Company proposing to modify its capital structure?

A.

Our board of directors believes that it is essential, and in the best interest of shareholders, to retain the Company’s current management while the Company continues to seek acquisition targets. Our management has operated the Company since its incorporation. Each of our executive officers agreed not to take any compensation prior to the consummation of a business combination. In the event that the Company does not consummate a business combination, our board of directors is concerned that management will consider leaving the Company, which would limit the Company’s ability to pursue any acquisitions. Thus, our board of directors believes that the best method to motivate management to remain with the Company and meet the Company’s corporate goals is to increase management’s ownership of the Company’s ordinary shares. Accordingly, our board of directors is proposing to revise the Company’s capital structure as part of the Amendment Proposal. The Company will effect the revision in the Company’s capital structure through the redemption of the IPO Shares (the “Redemption”), the issuance of the Class A Ordinary Shares and the subsequent repurchase of the Founder Shares (the “Exchange”) which are discussed in more detail below. Following the implementation of the Redemption and the Exchange, the percentage ownership of the Company’s outstanding ordinary shares held by our initial shareholders, including our executive officers and directors and their affiliates who purchased or received our ordinary shares prior to our IPO, will increase from 18.3% to approximately 90% and the aggregate percentage of the Company’s outstanding ordinary shares owned by all other shareholders will decrease from 81.7% to approximately 10%.

Q.	Will I receive anything in the Exchange?

A.

If the Amendment Proposal is approved, our Amended and Restated Memorandum and Articles of Association will have been amended to provide for a new class of ordinary shares called Class A Shares to be issued by the Company. In addition, we will allot and issue Class A Shares to the Founder Shareholders in exchange for a corresponding number of Founder Shares, which will be repurchased by the Company. Holders of the IPO Shares will not participate in the Exchange. In connection with the Exchange, the Founders will receive one Class A Ordinary share in exchange for each of their ordinary shares. Following the Exchange, they will own 100% of our outstanding Class A Ordinary shares, and approximately 90% of our aggregate outstanding ordinary shares.

Q.	How will the Class A Ordinary Shares differ from our outstanding ordinary shares?

A.

The Class A Ordinary Shares will have the same rights, preferences and privileges as our ordinary shares. Holders of our ordinary shares and Class A ordinary shares will vote together as one class on all matters (including the election of directors) submitted to a vote of the shareholders. However, the Class A Ordinary Shares will not participate in the Redemption.

Q.	What will I receive in the Redemption?

A.

In connection with the redemption, your IPO Shares will be cancelled and you will be entitled to receive (i) cash equal to a pro rata portion of the proceeds in the trust account, which as of November 30, 2008 is equal to approximately US$8.05 per share and (ii) one ordinary share for every forty IPO Shares that are redeemed. In connection with the Redemption, holders of the IPO Shares will receive total consideration of US$40,371,031 in cash, and an aggregate 125,338 of ordindary shares. Following the Redemption, holders of the IPO Shares will own approximately 10% of our aggregate shares of issued and outstanding stock.

Q.	What happens to the funds deposited in the Trust Account after completion of the Redemption?

A.	Upon completion of the Redemption, there will not be any funds remaining in the Trust Account.

Q.	Who will manage the Company from and after approval of the proposals?

A.	From and after the approval of the proposals, the Company will be managed by its current management team.

Q.	What happens if the Amendment Proposal is not approved?

If the Amendment Proposal is not approved, upon the occurrence of the Prescribed Date, the IPO Shares will be automatically redeemed and, following completion of the Redemption, liquidators will automatically be appointed and we will commence a liquidation pursuant to the provisions of the Cayman Islands Companies Law (2007 Revision). As part of that process, after paying or making appropriate provision for creditors, the liquidators will distribute surplus funds to the Company’s shareholders. Once that winding up process is complete, we will be dissolved and the company will cease to exist. We estimate that as of November 30, 2008, that the balance of the Trust Account assets for distribution will be approximately US$40,371,031, or US$8.05 per share held by our public shareholders.

Separately, we estimate that the liquidation and dissolution process would cost approximately US$25,000 to US$75,000. Our officers and directors have acknowledged and agreed that such costs are covered by their existing indemnification agreement. In the event that such persons indemnifying us are unable to satisfy their indemnification obligation or in the event that there are subsequent claims claims for which such persons have no indemnification obligation, the amount ultimately distributed to shareholders may be reduced even further. The only cost of dissolution that we are aware of that would not be indemnified against our officers and directors is the cost of any associated litigation for which officers and directors obtained a valid and enforceable waiver.

Q.	When do you expect the Redemption to be completed?

A.	If the Amendment Proposal is approved, the Redemption is expected to occur as soon as practicable thereafter.

Q.	What will happen in the Elimination?

A.

If the Amendment Proposal is approved, we will eliminate Article 168 through Article 173 from our Amended and Restated Memorandum and Articles of Association, which, among other blank check company restrictions, requires us to liquidate and dissolve following the distribution of the Trust. We will continue our corporate existence without any of the blank check company restrictions that were previously applicable to us and pursue the acquisition of one or more operating businesses.

Q.	What happens if I vote against the Amendment Proposal?

A.

If you vote against the Amendment Proposal and the Amendment Proposal is approved by holders of a two thirds majority of our issued and outstanding shares of ordinary shares, the proposed amendments to the Company’s Amended and Restated Memorandum and Articles of Association will have been effected and the Company will proceed to effect the Redemption and the Exchange. In connection with the Redemption you will receive (i) cash equal to a pro rata portion of the proceeds in the trust account, which as of November 30, 2008 is equal to approximately US$8.05 per share and (ii) one ordinary share for every forty IPO Shares that are redeemed.

proceeds in the trust account, which as of November 30, 2008 is equal to approximately US$8.05 per share and (ii) one ordinary share for every forty IPO Shares that are redeemed.

Q.	If approved by shareholders, when will the Amendment Proposal and Capital Increase Proposal become effective?

A.	If approved by the shareholders of the Company, the Amendment Proposal and the Capital Increase Proposal will become effective upon the closing of the Acquisition.

Q.	What happens to the company warrants if the Amendment Proposal is approved?

A.

If the Amendment Proposal is approved, the Company will continue its corporate existence without any of the blank check company restrictions previously applicable to it and the warrants, including 900,000 warrants issued to our initial shareholders, will remain outstanding in accordance with their terms. Although the warrants would have terminated if no business combination was consummated within 24 months after the consummation of our IPO, because we are seeking approval to continue our corporate existence, the warrants will become exercisable upon the consummation of any business combination following stockholder approval of this proposal. For more information, see the sections entitled “Description of Securities” and “Background Information-Status of Outstanding Warrants Following the Extraordinary General Meeting of Shareholders.”

Q.	What happens to the company warrants if the Amendment Proposal is not approved?

A.

If the Amendment Proposal is not approved, the Company will commence proceedings to liquidate and dissolve following the redemption of the IPO shares and the distribution of the amounts in the trust account and your warrants will become worthless.

Q.	Does the Company’s board of directors recommend voting for the approval of the Amendment Proposal?

A.

Yes. After careful consideration of the terms and conditions of these proposals, the board of directors of the Company has determined that the Amendment Proposal are fair to, and in the best interests of, the Company and its shareholders and recommends that shareholders vote “FOR” this proposal.

Q.	How is the Company’s management voting?

A.

The Company’s initial shareholders, including all of its directors and officers and their affiliates, who purchased or received our ordinary shares prior to our IPO, presently own an aggregate of approximately 18.3% of our outstanding ordinary shares (6,138,500). All of our initial shareholders, including all of our officers and directors, have agreed to vote the ordinary shares owned by them in favor of the Amendment Proposal.

Q.	What interests do the Company’s directors and officers have in the approval of the proposals?

A.

The Company’s directors and officers have interests in the proposals that may be different from, or in addition to, your interests as a stockholder. These interests include control of the Company, ownership of warrants that may become exercisable in the future, the possibility of future compensatory arrangements and the possibility of participation in future financings. See the section entitled “Background Information-Interests of the Company Directors and Officers in the Proposals.”

Q.	What if I object to the Amendment Proposal ? Do I have appraisal rights?

A.	The Company’s shareholders do not have appraisal rights in connection with the Amendment Proposal.

Q.	If the Amendment Proposal is approved, what happens next?

A.

If the Amendment Proposal is approved, the Company intends to continue its existence as a corporate entity and pursue the acquisition of one or more operating businesses, subject to several important factors, including the availability of financing and the role and level of involvement of the Company’s current board of directors and management in the Company’s post-blank check company operations. Currently, it is anticipated that the Company’s board of directors will continue to serve as directors of the Company through the date of the Extraordinary General Meeting and may continue thereafter. As of the date of this proxy statement, the Company has no arrangements in place with any acquisition candidates and will not engage in the active identification and pursuit of potential acquisitions unless and until our shareholders approve the Amendment Proposal at the Extraordinary General Meeting. However, we cannot assure you that we will be able to acquire an operating business. Following the approval of the Amendment Proposal, we will also complete the Redemption and the Exchange.

Q.	How many shares must be represented at the meeting in order to constitute a quorum?

A.	Under our Amended and Restated Memorandum and Articles of Association, two shareholders present in person or represented by proxy will constitute a quorum.

Q.	What will happen if I abstain from voting or fail to vote?

A.

An abstention or failure to vote with respect to any of the proposals by a shareholder who is present in person or by proxy at the meeting will have no effect on the outcome of the vote because each proposal is required to be approved by the relevant majority of the shares voted by the shareholders.

Q.	How do I change my vote?

A.

Send a later-dated, signed proxy card to Michael W. Zhang, Chief Executive Officer, Secretary and Director, at 1818 Canggong Road, Fengxian, Shanghai Chemical Park, Shanghai, China 201417, prior to the date of the Extraordinary General Meeting, or attend the Extraordinary General Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to our proxy solicitor.

Q.	If my shares are held in “street name,” will my broker automatically vote them for me?

A.	No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares. Your broker can tell you how to provide these instructions.

Q:	Who is paying for this proxy solicitation?

A:

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and proxy solicitor may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but our proxy solicitation agent, DF King & Co., Inc., will be paid its customary fee of approximately US$15,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Q.	Who can help answer my questions?

A.

If you have any questions about the Acquisition or if you are a CGSAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact DF King & Co., Inc., the proxy solicitation agent for CGSAC, toll free at (800) 901-0068 or collect at (212) 269-5550. If your shares of CGSAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

          This summary highlights certain selected information from this proxy statement relating to the Share Purchase Agreement and the transaction contemplated therein and does not contain all of the information that is important to you. You should carefully read this entire proxy statement and the other documents to which it refers. See “Where You Can Find More Information.”

ChinaGrowth South Acquisition Corp.

          CGSAC was incorporated under the laws of the Cayman Islands as an exempted company on May 3, 2006. We were incorporated to acquire, through a merger, a share exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in the PRC. On January 29, 2007, we consummated our IPO and approximately US$36,000,000 of the IPO net proceeds was placed in the Trust Account.

          Our total operating expenses incurred from the period from May 3, 2006 (date of inception) to September 30, 2008 were approximately US$540,653 of which approximately US$514,794 has been paid and approximately US$25,859 is accrued and outstanding as of September 30, 2008. The most significant expenses incurred to date include approximately US$40,736 for consultants to CGSAC who have assisted with due diligence reviews of business combination targets, approximately US$155,732 in travel expenses, approximately US$150,000 paid to Global Vestor Capital Partners LLC and approximately US$54,101 for director and officer liability insurance. As of September 30, 2008, there was approximately US$40,329,134 (including the underwriters’ deferred compensation equal to US$802,160) in the Trust Account and approximately US$170,054 of cash and cash equivalents outside of the Trust Account.

          The mailing address of CGSAC’s principal executive office is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336

OMH

          Business Operations

          Olympia Media Holdings Limited (“OMH”) together with its subsidiaries and affiliates is the largest privately owned print media and advertisement operation in China. OMH’s media and advertisement operations consist of 13 newspapers with a circulation of approximately 3 million in 17 cities with an aggregate population of 76 million people across China. Along with the on-line newspaper website www.duk.cn, OMH provides services to approximately 2,100 corporate clients annually.

          OMH intends to expand its print media and advertisement business through cooperation with other newspapers, and become one of the largest print media companies in China, and strengthen its leading position as the player of print media content providing, distribution consultative service and advertisement. To achieve this goal, OMH intends to enter into more cities by contracting with more newspapers, improve newspaper website and on-line advertising, and capitalize on the growth potential of China’s media and advertisement industry, leverage its competitive strengths as follows:

•	Market leadership among print media in China;

•	Proven scalable operation model and high organic growth;

•	Low concentration risk by multi-location and services to end-customer;

•	Systematic and effective training;

•	Competitive services supported by the MAITS system tracking media and advertisement in China;

•	Online urban newspapers and community website as supplemental to print media;

•	Experienced and stable management team.

          During the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006, OMH generated approximately US$41.6 million, US$23.0 million and US$12.5 million in gross revenue that revenue derived from publishing accounted for approximately 16.2%, or US$6.7 million, 31.7%, or US$7.3 million and 42.4%, or US$5.3 million, respectively, of OMH’s gross revenues, and revenue derived from advertisement accounted for approximately 83.8%, or US$34.9 million, 68.3%, or US$15.7 million and 57.6%, or US$7.1 million, respectively.

          The mailing address of OMH’s principal executive office is Floor 6th, Hua Fu Tower, 121 Gu Tian Avenue,, Fuzhou City 350001, P.R.C., and its telephone number is 86-591-83377258.

          OMH Corporate Structure

          OMH is a holding company incorporated under the laws of the British Virgin Islands, which conducts substantially all of its operations through its operating subsidiaries and affiliates in the PRC., In July 2008, the shareholders of OMH’s operating entities recapitalized the ownership in OMH for purpose of fund-raising The table below identifies the beneficial and record shareholders of OMH. All of the record owners are British Virgin Islands companies formed by these respective beneficial owners for the purpose of holding their stock in OMH, except that Index Asia Pacific Limited is formed under the laws of Hong Kong Special Administrative Region.

Beneficial Owner	Record Owner	Number of Shares Owned	Percentage of ownership of OMH

Index Asia Pacific Limited	Index Asia Pacific Limited	13,421	26.8415%
Zhi Chen	Topbig International Development Limited	10,794	21.5881%
Peifeng Hong	Blazing Sun Holdings Ltd.	4,238	8.4762%
Yutong Lin	Luck Smart Limited	2,838	5.6763%
Jingui Zhang	Wing Keen Management Limited	943	1.8868%
Ziquan Chen	Adoration Management Limited	1,486	2.9724%
Shiquan Yu, Gang Li, Kaining Xu	Keep Profit International Capital Limited	8,329	16.6570%
Ying Lv, Chanjuan Shi	Aotian Holdings Ltd.	7,951	15.9015%
	Total	50,000	100%

          The following diagram illustrates the corporate structure and the place of formation of OMH’s subsidiaries and affiliates:

Notes:

(1)	Other subsidiaries consist of various PRC subsidiaries operating advertising and related business in China;

(2)	SF has 100% controlled all other subsidiaries except Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd., of which 51% ownership has been owned by SF.

BJHXT currently holds a license for the general distribution of books, newspapers and periodicals. Under PRC laws, foreign-invested enterprises are prohibited from engaging in such business. Through the contractual arrangements as described below, one of OMH’s wholly owned subsidiaries, SF, has entered into contractual arrangements with BJHXT and its shareholders, Zhi Chen, Jingui Zhang, Yibin Qiang and Yulin Lin, and such contractual arrangements enable SF to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercise effective control over BJHXT, and (3) have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, OMH consolidate BJHXT’s results, assets and liabilities in OMH’s financial statements.

          (1) Services Agreement. SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

          (2) Loan Agreement. SF and BJHXT’s shareholders have entered into a Loan Agreement, pursuant to which SF loaned RMB 5.4 million to Jingui Zhang and RMB 3 million to Zhi Chen and RMB 13.5 million to Yibin Qiang and RMB 8.1 million to Yulin Lin, to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

          (3) Equity Pledge Agreement. SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under the Services Agreement.

          (4) Voting Rights Proxy Agreement. SF, BJHXT and its shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

          (5) Exclusive Purchase Option Agreement. SF, BJHXT and its shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

The Acquisition and the Share Purchase Agreement

          Under the terms of the Share Purchase Agreement, CGSAC will acquire all of the issued and outstanding share capital and other equity interests of OMH for a consideration consisting of (i) US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), (ii) 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, (iii) subject to the surviving company meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 ordinary shares of CGSAC held in the escrow account will be released to the current OMH shareholders, and (iv) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	RMB 115,600,000 (Approximately US$17 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

          Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

          In addition, our current directors and executive officers have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition.

          The Share Purchase Agreement is attached to this proxy statement. We encourage you to read the Share Purchase Agreement in its entirety. The Share Purchase Agreement is described in more detail elsewhere in this proxy statement. See “The Share Purchase Agreement.”

          The Share Purchase Agreement contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction. The consummation of the transactions contemplated by the Share Purchase Agreement is subject to certain closing conditions, including without limitation, (a) the approval of the shareholders of CGSAC of (i) the Share Purchase Agreement and (ii) an increase in the Company’s authorized share capital; and (b) less than 20% of the ordinary shares of CGSAC issued in its IPO voting against the Acquisition and electing to convert their shares into cash in accordance with CGSAC’s memorandum and articles of association; and (c) OMH’s shareholders have provided its audited financial statements for the fiscal year 2006 and 2007, and nine months period ended September 30, 2008.

Directors and Executive Officers of the Combined Company

          If the Acquisition Proposal and the other proposals are approved, Michael W. Zhang, who is currently a director of our company, will remain as a director, and the other current directors of our company, including Jin Shi, Xuesong Song, Teng Zhou and Xuechu He, will resign, and our board of directors will appoint Peifeng Hong, Zhi Chen, Jingui Zhang, Tiezhu Zhang, Michael W. Zhang, Toshihiro Nakamura and Jingfeng Wang to serve as our directors. As a result, following the Acquisition, our board of directors will thereby consist of seven directors, namely: Peifeng Hong, Zhi Chen, Jingui Zhang, Michael W. Zhang, Tiezhu Zhang, Toshihiro Nakamura and Jingfeng Wang.

Extraordinary General Meeting of Our Shareholders

          The Extraordinary General Meeting of our shareholders will be held at 11 a.m., New York time, on January 23, 2009, at the offices of DLA Piper LLP(US), 1251 Avenue of the Americas, New York, New York, U.S.A, to vote on each of the proposals.

Record Date

          You will be entitled to vote or direct votes to be cast at the meeting if you owned our shares as of the close of business on January 2, 2009, which is the record date for the meeting. When voting on the proposals, you will have one vote for each share that you owned at the close of business on the record date. Our warrants do not have any voting rights with respect to the proposals being presented at the meeting.

          As of January 2, 2009, there were 6,138,500 shares outstanding.

Vote Required to Approve the Acquisition Proposal

          The approval by ordinary resolution of the Acquisition will require the affirmative vote of a majority of the shares voted on the Acquisition Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Acquisition will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Acquisition. However, we will not be able to complete the Acquisition if the holders of more than 1,002,199 shares issued in our IPO, an amount equal to 19.99% of the shares issued in our IPO, vote against the Acquisition Proposal and demand that we redeem their shares into cash.

          All of our initial shareholders, including all of our directors and executive officers, have agreed to vote the ordinary shares that they owned immediately before our IPO in the same manner as a majority of the ordinary shares voted by the public shareholders in connection with the Acquisition.

          Approval of the Acquisition Proposal is not conditioned upon the approval of the Name Change Proposal. However, if our shareholders fail to approve the Name Change Proposal, our board of directors may re-present such proposal to the shareholders for a vote at the next general meeting following the Acquisition. Given the percentage of our shares to be held by members of our Board of Directors following the consummation of the Acquisition, we believe that it is likely that such proposal, if re-presented, would be approved at the next general meeting following the Acquisition.

Vote Required to Approve the Capital Increase Proposal

          The approval by ordinary resolution of the Capital Increase Proposal will require the affirmative vote of a majority of the shares voted on the Capital Increase Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Capital Increase Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Capital Increase Proposal. In connection with the vote required for the Capital Increase Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal. We will not present the Capital Increase Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Capital Increase Proposal will be effectuated upon the consummation of the Acquisition.

Vote Required to Approve the Name Change Proposal

          The approval by special resolution of the Name Change Proposal will require the affirmative vote of at least two-thirds of the shares voted on the Name Change Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal. In connection with the vote required for the Name Change Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal. We will not present the Name Change Proposal unless our shareholders approve each of the Acquisition Proposal and Capital Increase Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition.

Redemption Rights

          Under our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which a demand has been made for cash if the Acquisition is consummated. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares, which will be cancelled. Based on the amount of cash held in the Trust Account as of November 30, 2008, you will be entitled to redeem each share that you hold for approximately US$8.05. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us. If the Acquisition is not completed, then these shares will not be redeemed for cash until we liquidate unless the Amendment Proposal is approved and implemented.

          The Acquisition will not be completed if the holders of at least 1,002,199 or more of our shares issued in our IPO, an amount more than 19.99% of those shares, exercise their redemption rights.

Appraisal or Dissenters Rights

          No appraisal or dissenters rights are available under the Companies Law of the Cayman Islands for our shareholders in connection with any of the proposals.

Proxies

          Proxies may be solicited by mail, telephone or in person. If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the meeting.

Share Ownership

          At the close of business as of January 2, 2009, our executive officers, directors and director-nominees beneficially owned and were entitled to vote, in the aggregate, 1,125,000 shares, representing approximately 18.3% of our then outstanding shares. Those numbers do not include an aggregate of 900,000 shares issuable upon exercise of warrants that our directors, director-nominees, executive officers and affiliated entities hold. As of November 28, 2008, these shares and warrants had a market value of approximately US$8,613,000 based on our share price of US$7.60 per share and our warrant price of US$0.07 per warrant on that date.

          Based solely upon information contained in public filings, as of January 2, 2009, the following shareholders beneficially own greater than five percent of our issued and outstanding shares:

•	Xuesong Song;

•	Bulldog Investors, Phillip Goldstein and Andrew Dakos;

•	HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P.;

•	Jeffrey L. Feinberg and JLF Asset Management, L.L.C.;

•	Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D.;

•	Fir Tree, Inc., Sapling, LLC and Fir Tree Capital Opportunity Master Fund, L.P.;

•	President and Fellows of Harvard College;

•	David M. Knott and Dorset Management Corporation;

•	QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC;

•	North Pole Capital Master Fund and Polar Securities, Inc.; and

•	Kimball & Winthrop, Inc.

Recommendation of Our Board of Directors

          After careful consideration, our board of directors has determined unanimously that the Acquisition Proposal is fair and in the best interests of CGSAC and our shareholders. Our board of directors has unanimously approved the Share Purchase Agreement and the transactions contemplated thereby, the increase of our share capital, the change of our corporate name to China TopReach Inc. and the adjournment, if necessary or desirable, of the meeting to solicit additional proxies in order to approve the proposals and unanimously recommends that you vote or instruct your vote to be cast “FOR” each of Proposals 1, 2, 3, 4 and 5.

Interests of Our Directors and Executive Officers in the Acquisition

          When you consider the recommendation of our board of directors that you vote in favor of each of 1, 2, 3, 4 and 5, you should keep in mind that our directors and executive officers have interests in these proposals that may be different from, or in addition to, your interest as a shareholder. These interests include, among other things:

          If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by January 29, 2009, we will be required to liquidate unless the Amendment Proposal is approved and implemented. In this event, the shares and warrants our directors and executive officers purchased prior to our IPO will be worthless, because they will not participate in the distribution of our liquidation proceeds. Our directors and executive officers hold a total number of 1,125,000 shares (200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition) and a total number of 900,000 warrants. Based on November 28, 2008 closing prices of US$7.60 and US$0.07 for our shares and warrants, respectively, the dollar value of such total number of shares is US$8,550,000 and the dollar value of such total number of warrants is US$63,000.

          In connection with CGSAC’s IPO, each of our directors and executive officers agreed to indemnify CGSAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. If the costs related to the Acquisition incurred by CGSAC exceed the available cash outside of the Trust Account, these costs would be subject to the potential indemnification obligations of the directors and executive officers of CGSAC to the Trust Account if the Acquisition is not consummated and accordingly the directors and executive officers have a personal interest in recommending the approval of Proposals 1, 2, 3, 4 and 5.

          Following the completion of the Acquisition, our director, Mr. Michael W. Zhang, will serve as a member of the board of directors of the combined company. We anticipate that compensation will be paid to Mr. Michael W. Zhang for such services and such compensation will be determined by the compensation committee of the board of directors of the combined company in line with the compensation policies of the combined company. None of our directors or executive officers has been offered or is currently expected to hold any executive position in the combined company following the Acquisition.

Trust Account Proceeds

          If the Acquisition is completed, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights, (b) payment of the deferred underwriter’s discounts and commissions, (c) payments to our legal, accounting and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Acquisition and this proxy statement and (d) payments to the shareholders of OMH of US$6,000,000 under the Share Purchase Agreement (which payments will be made either in aggregate or in installments when free cash flow of the surviving company is sufficient), will be released from the Trust Account and retained by the combined company for operating capital subsequent to the closing of the Acquisition.

If the Acquisition Is Not Approved

          If we do not consummate a business combination by January 29, 2009, our Amended and Restated Memorandum and Articles of Association requires us to the automatic redemption of the IPO Shares immediately followed by our liquidation and subsequent dissolution, unless the Amendment Proposal is approved. For a more complete discussion of the procedures that we intend to follow in the event of a liquidation and dissolution, including possible consequences to shareholders if our liabilities exceed our assets, see “Information About CGSAC — Automatic Redemption, Liquidation and Subsequent Dissolution If No Business Combination.”

Quotation/Listing

          CGSAC’s shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol CGSXF.OB, CGSQF.OB and CGSUF.OB, respectively. On November 28, 2008, the last sale price for our shares, warrants and units was US$7.60, US$0.07, and US$7.50, respectively. After the consummation of the Acquisition, we plan to apply to list each of these securities on the Nasdaq Global Market, but there is no assurance that such listing application will be approved. If they are not approved for listing on the Nasdaq Global Market, we anticipate that they will continue to be quoted on the OTC.

Material U.S. Federal Income Tax Consequences

          A holder of our shares that elects to redeem its shares generally will recognize taxable gain or loss as a result of that redemption. See “The Acquisition — Material U.S. Federal Income Tax Considerations” below for a further discussion of the material U.S. federal income tax considerations.

Regulatory Matters

          CGSAC and OMH do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. CGSAC intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including China.

Proxy Solicitation

          Your proxy is being solicited by our board of directors on each of the five proposals being presented to the shareholders at the meeting.

Enforceability of Civil Liabilities against Non-U.S. Persons

          OMH is organized under the laws of foreign jurisdictions and operate or will operate only in the PRC. The assets of the combined company will be located, and substantially all of its directors, officers and shareholders reside, outside the U.S. Although China and the U.S. are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may result in inadequate notice, so that any judgment based on that service may be reopened, relitigated or overturned. It is therefore unlikely that service of process upon OMH, or any of its respective directors, officers and shareholders will be obtainable within the U.S. and it may be difficult to enforce, outside of the U.S., a judgment obtained in the U.S. in an action against one or more of them.

          These difficulties arise from the lack of official judicial arrangements between the U.S. and China, which means that judgments of U.S. courts will not be enforced in the PRC without review and relitigation of the merits of their claims.

          There is doubt as to the enforceability in the PRC of actions to enforce judgments of U.S. courts arising out of or based on ownership of our securities, including judgments arising out of or based on civil liability provisions of U.S. federal or state securities laws. There is also doubt as to whether PRC courts would enforce, in original actions, judgments against OMH, its shareholders or the persons mentioned above predicated solely on U.S. securities laws. Original actions may be brought in the PRC against these parties only if the actions are not required to be arbitrated by PRC laws and only if the facts alleged in the complaint give rise to a cause of action under PRC laws, in which event, a PRC court may award monetary damages.

Exchange Rates

          OMH’s business will be conducted in China and substantially all of its revenues and expenses will be denominated in RMB. The RMB is not a fully convertible currency. All foreign exchange transactions involving RMB in China must take place either through The People’s Bank of China, or PBOC, or other institutions authorized to buy and sell foreign exchange. The PBOC sets the exchange rate for foreign exchange transactions and publishes daily a base exchange rate. From 1994 to July 20, 2005, the official exchange rate for the conversion of RMB to US$ was generally stable. On July 21, 2005, the PBOC introduced a managed floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of RMB appreciated by 2.0% against the US$. Since then, the PBOC has made, and may in the future make, further adjustments to the exchange rate system.

          The conversion of RMB into US$ in this proxy statement is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Solely for your convenience and unless otherwise indicated, this proxy statement contains translations of certain RMB amounts into US$ at RMB 6.8254 to US$1.00 which was the noon buying rate on November 30, 2008. We make no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between RMB and US$ for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this proxy or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate

	Average(1)	High	Low	Period-End

2002	8.2772	8.2800	8.2669	8.2800
2003	8.2771	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008
January 2008	7.2405	7.2946	7.1818	7.1818
February 2008	7.1644	7.1973	7.1100	7.1115
March 2008	7.0722	7.1110	7.0105	7.0120
April 2008	6.9997	7.0185	6.9840	6.9870
May 2008	6.9725	7.0000	6.9377	6.9400
June 2008	6.8993	6.9633	6.8591	6.8591
July 2008	6.8355	6.8632	6.8104	6.8388
August 2008	6.8462	6.8705	6.7800	6.8252
September 2008	6.8307	6.8510	6.7810	6.7899
October 2008	6.8358	6.8521	6.8171	6.8388
November 2008	6.8281	6.8373	6.8220	6.8254

(1)

Annual averages are calculated by averaging the noon buying rates on the last business day of each month during the relevant year. Monthly averages are calculated by averaging the daily noon buying rates during each relevant month.

SELECTED SUMMARY HISTORICAL FINANCIAL INFORMATION

          You are being provided the following financial information to assist you in your analysis of the financial aspects of the Acquisition of OMH.

          OMH was established on December 13, 2005 as a holding company. Through contractual agreements, OMH is deemed the primary beneficiary of BJXHT and BJHXT is deemed a subsidiary of OMH. Accordingly, the historical financial information presented below is that of OMH for the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006.

          OMH’s balance sheet data as of September 30, 2008, December 31, 2007 and 2006 and the statement of operations data for nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006 are derived from OMH’s audited financial statements which are included elsewhere in this proxy statement.

          CGSAC’s balance sheet data as of September 30, 2008 and the statement of operations data for the nine month period ended September 30, 2008 are derived from CGSAC’s unaudited interim financial statements which are included elsewhere in this proxy statement . In the opinion of CGSAC’s management, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements. CGSAC’s balance sheet data as of December 31, 2007 and the statement of operations data for the year ended December 31, 2007 are derived from CGSAC’s audited financial statements which are included elsewhere in this proxy statement.

          The selected financial information of OMH and CGSAC is only a summary and should be read in conjunction with each company’s historical financial statements and related notes and “OMH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “CGSAC Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement. The information presented may not be indicative of future performance of OMH, CGSAC or the combined companies resulting from the Acquisition.

OMH HISTORICAL FINANCIAL INFORMATION

	For the Nine Months Ended September 30, 2008	For the Nine Months Ended September 30, 2007	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006

		(Unaudited)

Gross Revenue	41,598,245	14,845,993	23,033,275	12,463,421
Net Income	8,459,815	2,304,735	4,284,605	1,318,622
Net Income per Share(1)	1.99	0.54	1.01	0.31
Total Assets	55,702,576	28,529,504	33,004,067	22,131,587
Total Liabilities	35,030,832	19,484,571	22,227,890	15,683,058
Shareholders’ Equity	20,562,147	9,044,933	10,629,746	6,442,659

Notes:

(1)

Net income per share has been presented using the 4,259,000 shares OMH shareholders will receive in this transaction before considering 2,000,000 shares to be issued to OMH shareholders but held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009, and 925,000 shares held by CGSAC directors and executive officers.

CGSAC HISTORICAL FINANCIAL INFORMATION

	For the Nine Months Ended September 30, 2008	For the Nine Months Ended September 30, 2007	For the Year Ended December 31, 2007	For the Period from May 3, 2006 (Inception) through December 31, 2006

	(Unaudited)	(Unaudited)

Revenues	—	—	—	—
Interest income	547,438	1,322,553	1,686,358	1,835
Net income (loss)	305,166	1,129,651	1,404,219	(14,407)
Net income (loss) per share	0.05	0.20	0.25	(0.01)
Total assets	40,503,065	—	40,202,876	369,649
Total current liabilities	828,019	—	832,996	359,056
Shareholders’ Equity	31,613,288	—	31,417,598	10,593

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF
CGSAC AND OMH

          The Acquisition will result in shareholders in Olympia Media Holdings Ltd. (“OMH”) obtaining a majority of the voting interests in CGSAC. Generally Accepted Accounting Principles of the United States require that since OMH’s shareholders will retain the majority voting interest in the combined business, OMH will be treated as the acquirer for accounting purposes. Since CGSAC does not have any assets with operating substance except cash, the transaction has been accounted for as reorganization and recapitalization of OMH. The Acquisition utilizes the capital structure of CGSAC with the assets and liabilities of OMH being recorded at historical cost. Although OMH will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of CGSAC as the surviving corporation will not change.

          We have presented the below selected unaudited pro forma combined financial information that reflects the result of the Acquisition and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the Acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the Acquisition. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement.

Unaudited Pro Forma Condensed Combined Statements of Operations Data

	Nine Months Ended September 30, 2008		Year Ended December 31, 2007

	Assuming Maximum Approval	Assuming Minimum Approval	Assuming Maximum Approval	Assuming Minimum Approval

Gross Revenue	41,598,245	41,598,245	23,033,275	23,033,275
Net Income	9,140,228	9,140,228	5,688,824	5,688,824
Net Income per Share	0.79	0.87	0.50	0.55
Shares used in computation of net income per share	11,535,742	10,533,543	11,368,135	10,365,936

Unaudited Pro Forma Condensed Combined Balance Sheet Data

	September 30, 2008

	Assuming Maximum Approval	Assuming Minimum Approval

Total assets	95,403,481	87,341,723
Total liabilities	41,056,691	41,056,691
Shareholders’ Equity	54,237,193	46,175,435

COMPARATIVE PER SHARE DATA

          The following table sets forth selected historical per share information of OMH and CGSAC and unaudited pro forma condensed combined per share ownership information of OMH and CGSAC after giving effect to the Acquisition of OMH, which includes the business combination between the CGSAC and OMH assuming a maximum level and a minimum level of approval of the share purchase by CGSAC shareholders who exercise their redemption right. The Acquisition will be accounted for as a recapitalization of OMH. You should read this information in conjunction with the selected historical financial information, included elsewhere in this proxy statement, and the historical financial statements of OMH and CGSAC and related notes that are included elsewhere in this proxy statement. The unaudited OMH and CGSAC pro forma condensed combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes included elsewhere in this proxy statement. The historical per share information of OMH was derived from its audited financial statements as of and for the years ended December 31, 2006 and 2007. The unaudited pro forma condensed combined per share information does not purport to represent what the actual results of operations of OMH and CGSAC would have been had the companies been combined or to project the OMH and CGSAC results of operations that may be achieved after the Acquisition.

Number of shares assumed to be issued in share purchase:	OMH	CGSAC(2)		Combined Company (2)

Assuming maximum approval	4,259,000	6,058,500	(3)	10,317,500
	41.28%	58.72%		100.00%
Assuming minimum approval	4,259,000	5,056,301	(3)	9,315,301
	45.72%	54.28%		100.00%
Net income (loss) per share – historical on weighted average basis
Nine months ended September 30, 2008	$—	$0.05
Year ended December 31, 2007	$—	$0.25
Year ended December 31, 2006	$—	$(0.01	) (1)
Net income per share - pro forma on weighted average basis – diluted
Nine months ended September 30, 2008
under maximum approval assumption				$0.79
under minimum approval assumption				$0.87
Year ended December 31, 2007:
under maximum approval assumption				$0.50
under minimum approval assumption				$0.55
Net assets at book value per share - September 30, 2008 (4)	$4.83	$6.25		$4.96
Net assets at book value per share - December 31, 2007 (4)	$2.50	$6.21		$4.51

Notes:

(1) Operations of CGSAC are for the period from May 3, 2006 (inception) to December 31, 2007.

(2) Historical per share amounts for CGSAC were determined based upon the actual weighted average shares outstanding during the periods presented. The combined pro forma per share amounts for CGSAC and OMH were determined based upon the assumed number of shares to be issued under the two different levels of approval at September 30, 2008 and December 31, 2007.

(3) The number of shares of CGSAC includes 120,000 shares to due diligence team under each of the two different levels of approval, excludes the 2,000,000 shares to be issued to OMH shareholders and held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009, and excludes 200,000 shares, held by CGSAC directors and executive officers and to be cancelled.

(4) Calculated based on the minimum approval, to record refund of funds (US$8,061,758 and US$7,952,282 at September 30, 2008 and December 31, 2007 respectively) to dissenting shareholders.

PRICE RANGE OF SECURITIES AND DIVIDENDS

CGSAC

          CGSAC’s shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol CGSXF.OB, CGSQF.OB and CGSUF.OB, respectively. We cannot assure you, however, that any of these securities will be or continue to be quoted on the OTC. After the consummation of the Acquisition, we plan to apply to list each of these securities on the Nasdaq Global Market, but we cannot assure you that such listing application will be approved. If they are not approved for listing on the Nasdaq Global Market, we anticipate that they will continue to be quoted on the OTC.

          Our units commenced public trading on January 29, 2007 and our ordinary shares and warrants commenced public trading on March 6, 2007. The table below sets forth, for the calendar quarters indicated, the high and low sales prices for the securities as reported on the OTC in U.S. dollars. These quotations reflect inter-dealer prices, without markup, markdown or commissions, and may not represent actual transactions.

	Shares		Warrants		Units

	Low	High	Low	High	Low	High

2008:
Third Quarter of 2008	7.50	7.71	0.11	0.90	7.58	8.50
Second Quarter of 2008	7.46	7.68	0.65	1.22	8.04	8.95
First Quarter of 2008	7.39	7.46	0.64	0.90	7.92	8.20

2007:
Fourth Quarter of 2007	7.31	7.40	0.84	1.15	8.06	8.40
Third Quarter of 2007	7.25	7.40	0.75	1.20	7.90	8.50
Second Quarter of 2007	7.11	7.34	1.06	1.25	8.11	8.45
First Quarter of 2007	7.05	7.20	1.00	1.125	8.00	8.25

          Holders of our ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the Acquisition is completed. On November 28, 2008, the closing price of our shares, warrants and units were US$7.60, US$0.07, and US$7.50, respectively.

          Holders of CGSAC. As of December 17, 2008, there were five record holders of shares, five record holders of warrants, and one record holder of units.

          Dividends. CGSAC has not paid any dividends on its shares to date and does not intend to pay dividends prior to the completion of a business combination.

          Post-Acquisition Payment of Dividends. The payment of dividends by the combined company in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Acquisition. The payment of any dividends subsequent to that time will be within the discretion of the board of directors serving at that time. Loans or credit facilities may also limit the combined company’s ability to pay dividends.

RISK FACTORS

          You should carefully consider the risks described below in conjunction with the other information and the financial statements and related notes of CGSAC and OMH included elsewhere in this proxy statement before decide how to vote on the proposals. The business, financial condition or results of operations of CGSAC, OMH and the combined company could be materially and adversely affected by the risks described below. The trading price of the ordinary shares of CGSAC and the combined company could decline due to these risks, and you may lose all or part of your investment. This proxy statement also contains forward-looking statements relating to events subject to risks and uncertainties. The actual results of CGSAC, OMH and the combined company could differ materially and adversely from those anticipated in these forward-looking statements due to the risks described below.

Risks Related to OMH’s Business

OMH’s limited operating history in the media business may not provide an adequate basis to judge its future prospects and results of operations and successful implementation of strategies

          OMH commenced its media business in 2001 and has expanded its operations substantially in recent years. Although OMH have been profitable in the past years, it frequently encountered risks and difficulties in the PRC new and rapidly evolving market. In addition, the successful implementation of its strategies, including its plans to enter into more cities and contract with more newspapers, improve electronic newspapers and on-line advertising, which depends on a number of factors including, among others, changes in the PRC media and advertising markets, the availability of funds, competition, government policies and its ability to retain and recruit employees with the relevant industry knowledge and expertise. Any failure or delay in the implementation of any or all of OMH’s strategies may have material adverse effect on its growth.

Reliance on the Business Agreements with Newspapers.

OMH conducts the business of providing content, printing, distribution consultative service and advertising based on the exclusive contracts entered into with 13 newspapers. If OMH lost contract relationship with some of these newspapers, OMH may not be able to find and develop alternative or comparable sources of revenue in a timely manner. Any such event may have a material adverse effect on the operations and financial results. All contracts of OMH has signed up with newspapers have preferential renewal rights. With the majority of these contracts, such preferential renewal rights can be only achieved when OMH has met certain performance criteria. As the result, if OMH fails to meet these performance criteria, it may lose contract relationship with the newspapers.

The media industry is highly regulated in the PRC, and the administration, interpretation and enforcement of the laws and regulations currently applicable to OMH involve uncertainties, which could materially and adversely affect its business and results of operations.

          The media industry in the PRC is subject to a number of regulations and restrictions, for example, foreign ownership limitations on editorial right for publication of newspapers. Due to such restrictions, currently OMH does not engage in editorial work of newspapers. Although OMH provides content to the newspapers and has first right of refusal to acquire all rights, OMH can not control the final content published in the newspapers. The business of newspaper is highly regulated and closely monitored by various government agencies in the PRC. The administration, interpretation and enforcement of the Chinese laws and regulations applicable to OMH’s business involve uncertainties that could materially and adversely affect OMH’s business and results of operations. Some operating subsidiaries of OMH have long-term strategic cooperation relations with newspapers. There is a risk that the business of OMH or the strategic partnerships with the newspapers may be deemed as actual involvement in the restricted sections within newspaper operation. There is no assurance whether regulatory restriction would be removed or strengthen. Unattractive content resulted from such restriction may adversely affect our prospects and results of operations.

Increasing competition in the print media and from other new media advertising

          OMH faces competition in the market from other newspapers and other types of media such as magazines, television and radio, as well as from new and other types of media. These different media companies in China compete with OMH for readers and advertisement sales. Advertising spending on new media such as online advertising has grown rapidly in the past decade. If the growth rate of advertising spending on new media can be sustained going forward, market share of traditional media may be taken away. While OMH believe its strengths and market position have enabled it to compete with others so far, OMH can not give any assurance that it will be able to continue to do so as effectively in the future. If OMH is unable to compete effectively against those competitors, OMH may lose customers and its financial condition and results of operations may be adversely affected.

OMH’s future success depends on the continuing efforts of its senior management team and other key personnel, and its business may be harmed if OMH loses their services.

          Mr. Zhi Chen, the Chief Executive Officer (“CEO”) of OMH, and Mr. Jingui Zhang, the Chief Operating Officer (“COO”) of OMH, together with other key executives have led OMH to achieve success. The operations of OMH significantly depends on their business vision, industry expertise, experience with the business operations and management skills. If the CEO or COO or other key executives become unable or unwilling to continue in their present positions, OMH may not be able to replace them in a timely manner, which would have a material adverse effect on the business and growth prospects. OMH also relies on the performance of a number of other key employees. Although OMH believes that it has established its reputation in the industry that attracts talented personnel, OMH is still vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising services for talented personnel.

          Each of OMH’s executive officers and key employees has entered into an employment agreement with OMH which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreements. If any disputes arise between any of its senior executives or key personnel and OMH, OMH cannot assure you of the extent to which any of these agreements may be enforced.

Any significant failure in OMH’s information technology systems could have a material adverse effect on its business and results of operations.

          OMH’s business is highly dependent on the ability of its information technology systems, especially MAITS system to timely process significant amount of original data related to various industries and advertisers across diversified markets existing in different cities when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. OMH has devoted substantial resources to developing, maintaining and updating its information technology system. These systems enable OMH to provide consistent high-quality services and maintain its competitive advantages. If OMH fail to identify, develop and incorporate new features or technologies in its services and operations in a timely and cost-effective manner, OMH may lose its competitiveness and demand for its services may decrease, which would have a material and adverse effect on its revenues and profitability.

Risks Relating to CGSAC and the Combined Company

Our management made certain assumptions about the future operating results of OMH that may differ significantly from its actual results, which may result in shareholder claims against CGSAC or its directors.

          Our management made certain assumptions about the future operating results for the business of OMH, including the assumption that OMH’s net income for 2008 would equal US$11,500,000 in determining that the Acquisition would have a fair market value of at least 80% of our net assets held in the trust account (net of taxes) at the time of the Acquisition, as required by our Amended and Restated Memorandum Articles of Association. To the

extent the actual net income is significantly lower than projected, there could be adverse consequences to CGSAC. These consequences could include potential claims by shareholders seeking damages if the stock of CGSAC trades below its expected level based on the theory that the Acquisition was not a qualifying transaction under our Amended and Restated Memorandum and Articles of Association or other claims against our directors for violating their fiduciary duties to CGSAC in recommending a transaction that was not fair to shareholders. Although we would disagree that any such breach of the Amended and Restated Memorandum and Articles of Association or directors’ duties occurred, any such claims may not be resolved in our favor. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operating the business of OMH.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders that exercise their redemption rights.

          We may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. shareholder that exercises its redemption rights was a shareholder, and if such U.S. shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. shareholder’s gain will be allocated ratably over the U.S. shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we qualify as a PFIC in 2006 and 2007.

We have not had operations, and OMH has not operated as a public company. Fulfilling our obligations incident to being a public company after completing the Acquisition will be expensive and time consuming.

          Each of CGSAC, as a company without operations, and OMH, as a private company, has maintained relatively small finance, accounting and internal auditing staffs. None of CGSAC and OMH currently has an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our very limited activities, we have not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as OMH with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement have not been reviewed by the SEC.

          As a foreign private issuer, we are exempt from the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the Acquisition. Although this proxy statement has been prepared in accordance with Cayman Islands’ law and has been filed with the SEC, it has not been reviewed by the SEC.

Provisions in our Amended and Restated Memorandum and Articles of Association regarding when we must liquidate and dissolve if no business combination has been consummated are open to interpretation. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

          Under our Amended and Restated Memorandum and Articles of Association, in the event that we did not consummate a business combination within 18 months from the date of our IPO, which was January 29, 2007, we were required to liquidate and dissolve unless we had entered a letter of intent, an agreement in principle or a definitive agreement to complete a business combination during such 18-month period, in which case we would have an additional six months, or until January 29, 2009, to complete a business combination. On December 16, 2008, we entered a definitive Share Purchase Agreement to acquire OMH, which was then amended on January 13, 2009. Accordingly, under the terms of our Amended and Restated Memorandum and Articles of Association we had an additional six months to complete a business combination and were not required to liquidate and dissolve until January 29, 2009. If the SEC or others do not agree with our interpretation of these provisions of our Amended and Restated Memorandum and Articles of Association we may be subject to regulatory action or shareholder claims.

Following the Acquisition, the combined company may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

          From time to time, following the Acquisition, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so. We and OMH cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, the combined company may be unable to expand its business or to develop new business at the rate desired, and its results of operations may be adversely affected. If the combined company is able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit its cash flow and its ability to grow. If the combined company is unable to incur debt, it may be forced to issue additional equity, which could have a dilutive effect on its current shareholders.

Following the Acquisition, expansion of the business of the combined company may put added pressure on the management of the combined company, which may impede its ability to meet any increased demand for its services and adversely affect its results of operations..

          Following the Acquisition, the business plan of the combined company is to significantly grow its operations to meet anticipated growth in demand for its services. Growth in its business may place a significant strain on its personnel, management, financial systems and other resources. The evolution of its business also presents numerous risks and challenges, including:

•	the continued acceptance of the services of the combined company by the media markets;

•	the ability of the combined company to successfully and rapidly expand media services to potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant;

•	the highly competitive nature of the media facilities industry.

          If the combined company is successful in obtaining rapid market growth of its services, it will be required to provide large volume services to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital than OMH and CGSAC currently have available and the combined company may be unable to meet the needs of its customers, which could adversely affect its relationship with its customers and results of operations.

Risks Related to OMH’s Corporate Structure

If the Chinese government considers that the contractual arrangements among SF, BJHXT and its shareholders do not comply with applicable PRC laws, OMH and its subsidiaries and affiliates could be subject to severe penalties.

          Chinese laws place certain restrictions on foreign investment in and ownership of media companies. OMH and its Chinese subsidiary, SF, are considered foreign persons or enterprises with foreign investment, and are required to comply with the Chinese law applicable to foreign investment in the media industry. Because of the restrictions, OMH does not have ownership interests in BJHXT that holds the licenses and permits necessary to conduct its media business, but conducts OMH’s operations in China principally through contractual arrangements among SF, BJHXT and its shareholders.

          OMH’s contractual arrangements with BJHXT and its shareholders enable OMH to:

•	exercise effective control over BJHXT;

•	receive a substantial portion of the economic benefits of BJHXT in consideration for the services provided by SF, OMH’s wholly-owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by Chinese laws.

          Because of these contractual arrangements, BJHXT and its subsidiaries are treated as OMH’s consolidated affiliated entities. If OMH’s corporate and contractual structures are found to be in violation of any existing or future Chinese laws, OMH may have to modify such structures accordingly to comply with regulatory requirements. However, OMH cannot assure you that OMH can achieve this without material disruption to its business. Further, if the contractual arrangements are found to be in violation of any existing or future Chinese laws, the relevant Chinese regulatory authorities, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of SF and BJHXT;

•	restricting or prohibiting any related-party transactions between SF and BJHXT;

•	imposing fines or other requirements with which OMH or SF and BJHXT may not be able to comply;

•	requiring OMH or SF and BJHXT to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting OMH’s use of the funds released from the Trust Account to finance OMH’s business and operations in China.

          The imposition of any of these penalties could result in a material and adverse effect on OMH’s ability to conduct its business.

OMH relies on contractual arrangements with BJHXT and its shareholders for OMH’s media operations, which may not be as effective in providing operational control as direct ownership.

          OMH has relied and expects to continue to rely on contractual arrangements with BJHXT and its shareholders to operate its business in China. For a description of these contractual arrangements, see “OMH Corporate Structure”. These contractual arrangements may not be as effective in providing OMH with control over BJHXT as direct ownership. OMH has no direct or indirect equity interests in BJHXT.

          If OMH had direct ownership of BJHXT, OMH would be able to exercise its rights as a shareholder to effect changes in the board of directors of BJHXT, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if BJHXT or any of its shareholders fails to perform their obligations under these contractual arrangements, OMH may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under Chinese laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of BJHXT were to refuse to transfer their equity interest in BJHXT to OMH or OMH’s designee when OMH exercises the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward OMH, then OMH may have to take legal action to compel them to fulfill their contractual obligations.

          All of these contractual arrangements are governed by Chinese laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with Chinese laws and any disputes would be resolved in accordance with Chinese legal procedures. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Chinese legal system could limit OMH’s ability to enforce these contractual arrangements. In the event OMH is unable to enforce these contractual arrangements, OMH may not be able to exert effective control over BJHXT, and its ability to conduct its business may be adversely affected.

Contractual arrangements among OMH, its China subsidiary, BJHXT and other parties may be subject to scrutiny by the Chinese tax authorities and a finding that OMH or OMH’s PRC affiliated entity owe additional taxes could substantially reduce its consolidated net income and the value of your investment.

          Under PRC laws, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. OMH could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangement among SF, OMH’s wholly owned subsidiary in China, and BJHXT does not represent an arm’s-length price and adjust BJHXT’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by BJHXT, which could in turn increase their respective tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on BJHXT for underpayment of taxes. OMH’s consolidated net income may be materially and adversely affected if BJHXT’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Chinese regulations on loans and direct investment by offshore holding companies to Chinese entities may delay or prevent OMH from using the funds in the Trust Account or proceeds OMH may receive from future financing to make loans to its China subsidiaries or affiliates or to make additional capital contributions to its China subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

          OMH is an offshore holding company conducting its operations in China through its subsidiaries affiliated entities in China. In utilizing the funds in the Trust Account or proceeds OMH may receive from future financing for use by its China subsidiaries and affiliates as operational capital, OMH may make loans to its China subsidiaries and affiliates, or OMH may make additional capital contributions to its China subsidiaries.

          Any loans OMH makes to either of Fuzhou Han Ding Network Science and Technology Co., Ltd, Beijing Han Ding Advertising Co., Ltd and Fuzhou Hong Xin Tu Printing Co., Ltd (collectively, the “FIEs”), which are treated as foreign-invested enterprise under Chinese laws, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese laws, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese laws. If OMH was to advance some funds to the FIEs in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, OMH would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, OMH might have to make capital contributions to the FIEs in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if OMH makes loans to the FIEs that do not exceed their current maximum amount of borrowings, OMH will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

          Any loans OMH makes to any subsidiary or affiliate which is a China domestic company rather than foreign-invested enterprise under Chinese laws, such as BJHXT, are also subject to various Chinese regulations and approvals. Under applicable Chinese regulations, medium- and long-term international commercial loans to Chinese domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to Chinese domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, OMH is not likely to make loans to subsidiaries affiliates which are domestic companies directly.

          Any capital contributions OMH makes to the FIEs must be approved by the Ministry of Commerce of China or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

          OMH cannot assure you that OMH will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by OMH to its China subsidiary or affiliated entity or with respect to future capital contributions by OMH to its China subsidiary. If OMH fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its China operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for OMH’s services and adversely affect its competitive position.

          Substantially all of OMH’s business operations are conducted in China. Accordingly, OMH’s business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on OMH. For example, OMH’s business, financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to OMH.

          The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. The PRC government has implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy that it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect OMH’s liquidity and access to capital and OMH’s ability to operate its business.

Uncertainties with respect to the PRC legal system could adversely affect OMH.

          OMH conducts its business primarily through its subsidiaries and affiliates in China. OMH’s operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, OMH may not be aware of its violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against OMH, OMH’s management or the experts named in the proxy statement.

          OMH conducts substantially all of its operations in China and substantially all of its assets are located in China. In addition, all of its senior executive officers reside within China. As a result, it may not be possible to affect service of process within the United States or elsewhere outside China upon its senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, OMH’s PRC counsel has advised OMH that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments.

Governmental control of currency conversion may affect the value of your investment.

          The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. OMH receives substantially all of its revenues in RMB. Under its current corporate structure, its income is primarily derived from dividend payments from its PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of its PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to OMH, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents OMH from obtaining sufficient foreign currency to satisfy its currency demands, OMH may not be able to pay dividends in foreign currencies to its shareholders, including holders of its common shares.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

          The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and November 30, 2008. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Substantially all of OMH’s revenues and costs are denominated in RMB, and a significant portion of its financial assets are also denominated in RMB. OMH principally relies on dividends and other distributions paid to OMH by its subsidiaries and affiliated entities in China. Any significant revaluation of the RMB may materially and adversely affect its cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, its common shares in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-

denominated investments or expenditures more costly to OMH, to the extent that OMH needs to convert U.S. dollars into RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when OMH translates its U.S. dollar denominated financial assets into RMB, as the RMB is its reporting currency.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

          Our board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

          As of January 2, 2009, there were 6,138,500 shares outstanding of which our public shareholders held approximately 5,013,500. In addition, in connection with our IPO, we issued warrants to purchase 5,013,500 shares. Our directors and executive officers and/or certain of their affiliates also hold warrants to purchase 900,000 shares at US$6.00 per share. We also issued an option to purchase up to a total of 315,000 units to the representative of the underwriters of our IPO which, if exercised, will result in the issuance of an additional up to 315,000 warrants and an additional up to 315,000 shares. In addition, under the Share Purchase Agreement, assuming all the after-tax profit targets set forth therein are met, we will need to issue up to a total of 15,759,000 ordinary shares to the shareholders of OMH. The sale, or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

Our securities are quoted on the OTC, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange.

          Our ordinary shares, warrants and units are quoted on the OTC. We believe that the quotation of our securities on the OTC will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list our ordinary shares on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.

There may not be an active, liquid trading market for our ordinary shares, and the trading price for our ordinary shares may fluctuate significantly.

          Our ordinary shares are currently traded on the OTC. While we intend to file an application for listing on the Nasdaq Global Market, our listing application may not be accepted. If we do not succeed in securing a listing on the Nasdaq Global Market, it could limit the ability to trade our ordinary shares.

          Compliance with all of the applicable provisions of the Sarbanes-Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the Nasdaq Global Market we will always meet the Nasdaq Global Market listing requirements, or that there will be an active, liquid trading market for our ordinary shares in the future. Failure to meet the Nasdaq Global Market listing requirements could result in the delisting of our ordinary shares from the Nasdaq Global Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

Risks Relating to the Acquisition

If public shareholders holding more than 1,002,199 shares (19.99% of the shares issued in our IPO) vote against the Acquisition Proposal, we would likely be forced to redeem the IPO Shares immediately followed by our liquidation and dissolution.

          Under the terms of our Amended and Restated Memorandum and Articles of Association, public shareholders have the right to vote against the Acquisition Proposal and to elect to redeem their IPO Shares for cash. If public shareholders holding 20% or more of shares issued in our IPO vote against the Acquisition Proposal and opt to redeem their IPO Shares for cash, it is likely that we would not have sufficient time to arrange for an alternate business combination that would comply with the requirements set forth in our Amended and Restated Memorandum and Articles of Association, in which case we would be forced to, upon the occurence of the Prescribed Date, automatically redeem the IPO Shares immediately followed by our liquidation and dissolution.

          Our Amended and Restated Memorandum and Articles of Association provides that we cannot complete the Acquisition if the holders of 20% or more of our public shareholders vote against the Acquisition and demand redemption of their IPO Shares. Shares that are purchased in the Acquisition will not be counted towards whether the holders of more than 19.99% of the shares issued in our IPO have voted against the transaction and demanded that we redeem their IPO Shares for their pro rata share of the Trust Account.

If the Acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

          The market price of our securities may decline as a result of the Acquisition if, among others:

•	we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or

•	the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

Our existing directors and executive officers and our initial shareholders have interests in the Acquisition that are different from yours.

          In considering the recommendation of our existing directors to vote to approve the Acquisition Proposal and related matters, you should be aware that they and our other initial shareholders have agreements or arrangements that provide them with interests in the Acquisition that differ from, or are in addition to, those of our public shareholders generally. For example, our initial shareholders, including our current directors and officers, are not entitled to participate in the distribution upon liquidation of the Trust Account. As a result, if the Acquisition Proposal is not approved, the shares that they hold will in all probability be worthless. In addition, Michael W. Zhang is expected to serve as a director of the combined company. The personal and financial interests of our directors and current officers may have influenced their motivation in identifying and selecting a target business and completing a business combination.

FORWARD-LOOKING STATEMENTS

          We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan” and “continue” or similar words. You should read statements that contain these words carefully because they: discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.

          Forward-looking statements include, but are not limited to statements relating OMH’s future business and financial performance and competitive position, the growth of the industry in China, the benefits we may receive as a result of the Acquisition, and other material future developments that you may take into consideration in determining how to vote your shares.

          We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we described in our forward-looking statements, including among other things: the number of our shareholders voting against the Acquisition Proposal; our inability to integrate the operations or management teams of OMH; competition in the industry in which OMH does business; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which OMH is engaged; and general economic conditions.

          You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

          All forward-looking statements included in this proxy statement attributable to us or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent that applicable laws and regulations require, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

          Before you grant your proxy or instruct how your vote should be cast or vote on the proposals described in this proxy statement, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on us.

THE CGSAC EXTRAORDINARY GENERAL MEETING

          CGSAC is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting in connection with the proposed Acquisition.

          Date, Time and Place. We will hold the meeting at 11 a.m., New York time, on January 23, 2009, at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, New York, New York, U.S.A. to vote on the proposals.

          Purpose. At the meeting, holders of CGSAC ordinary shares will be asked to approve the Acquisition Proposal, the Capital Increase Proposal, the Name Change Proposal and the Adjournment Proposal as described elsewhere in this proxy statement and, if the Acquisition Proposal is not approved, to approve the Amendment Proposal. Under Cayman Islands law and CGSAC’s memorandum and articles of association, no other business may be transacted at the meeting.

          We will only proceed with the consummation of the Acquisition after its shareholders approve the Acquisition Proposal and the Capital Increase Proposal. The Capital Increase Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve the Acquisition Proposal, and the Name Change Proposal will not be presented to our shareholders for a vote at the meeting unless our shareholders approve each of the Acquisition Proposal and the Capital Increase Proposal. If approved, the Capital Increase Proposal and the Name Change Proposal will be effectuated upon the consummation of the Acquisition. If the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the surviving company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

          Our board of directors has determined that each of the proposals is fair to and in the best interests of CGSAC and its shareholders, has approved and declared each of them advisable, and recommends that CGSAC shareholders vote “FOR” each of the proposals. CGSAC’s board of directors has also determined that the fair market value of OMH is at least 80% of CGSAC’s net assets, which is necessary to satisfy the provisions of our Amended and Restated Memorandum and Articles of Association enabling it to consummate the Acquisition.

          Because of the business combination provisions of CGSAC’s Amended and Restated Memorandum and Articles of Association, if we do not consummate the Acquisition by January 29, 2009, CGSAC will automatically redeem the IPO Shares immediately followed by its liquidation and dissolution.

          Record Date; Who Is Entitled to Vote. The “record date” for the meeting is January 2, 2009. Record holders of CGSAC shares at the close of business on the record date are entitled to vote or have their votes cast at the meeting. On the record date, there were 6,138,500 outstanding shares of CGSAC of which our public shareholders acquired approximately 5,013,500 at or after our IPO. Each share is entitled to one vote per proposal at the meeting. CGSAC’s warrants do not have voting rights with respect to the meeting.

          Vote Required. The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. All of our pre-IPO initial shareholders, including all of our current directors and executive officers, who collectively purchased an aggregate of 1,125,000 shares prior to our IPO, have agreed to vote the shares that they owned immediately before our IPO in the same manner as a majority of the shares voted by our public shareholders with respect to the Acquisition Proposal. In addition, if our public shareholders holding more than 1,002,199 shares (19.99% of the total shares outstanding) vote against the Acquisition and demand that we redeem their shares for cash (as described below), the Acquisition will not be consummated.

          The approval by ordinary resolution of the Capital Increase Proposal requires the affirmative vote of the holders of a majority of our share voted on such proposal, and the approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of our shares voted on such proposal. The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of our shares voted on such proposal. In connection with the vote required for the Capital Increase Proposal, Name Change Proposal and

Adjournment Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner of the shares voted by our public shareholders on such proposals.

          An abstention or failure to vote with respect to any of the proposals will not have the same effect as a vote against the Acquisition.

          Voting Your Shares. Each share that you own in your name entitles you to one vote per proposal. Your proxy card shows the number of shares you own.

There are four ways to vote your shares at the meeting:

          By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each of the Proposals.

           Vote by Phone: call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

          Vote by Internet: visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

          You can attend the meeting and vote in person. We will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or another nominee, however, you must obtain a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

          Redemption Rights. According to our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the same time that the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which that demand has been made into cash, at the redemption price equal to the amount in the Trust Account, inclusive of US$0.16 per share being held in the Trust Account attributable to the underwriters’ discount and any earned interest not distributed to us through the record date (calculated as of two business days prior to the consummation of the Acquisition), divided by the number of shares issued in our IPO. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares, which will be cancelled. Based on the amount of cash held in the Trust Account as of November 30, 2008, including interest accrued as of that date, you will be entitled to redeem each share that you hold into approximately US$8.05. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and tender your share certificate to us by January 26, 2009. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate, unless the Amendment Proposal is approved and implemented.

          The Acquisition will not be completed if our public shareholders holding more than 1,002,199 shares issued in our IPO, an amount equal to 19.99% of those shares, exercise their redemption rights. Do not send your share certificate(s) with your proxy. You will only be entitled to receive cash for your share if you continue to hold your shares through the closing date of the Acquisition and tender your share certificate to us by January 26, 2009. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible.

          Questions About Voting. If you have any questions about the Acquisition or if you are a CGSAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact DF King & Co., Inc., the proxy solicitation agent for CGSAC, toll free at (800) 735-3591 or collect at (212) 269-5550. If your shares of CGSAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

          Revoking Your Proxy and Changing Your Vote. If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by sending a later-dated, signed proxy card to DF King & Co., Inc., the proxy solicitation agent for CGSAC prior to the date of the meeting, or you may attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to DF King & Co., Inc., the proxy solicitation agent for CGSAC.

          If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

          Broker Non-Votes. If your broker holds your shares in its name and you do not give the broker voting instructions, the rules of the Financial Industry Regulatory Authority (“FINRA”) prohibit your broker from voting your shares on the Acquisition Proposal and the other proposals. This is known as a “broker non-vote.” Abstentions or broker non-votes with respect to any of the proposals will not have the same effect as a vote “against” such proposal.

          Solicitation Costs. CGSAC is soliciting proxies on behalf of the CGSAC board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. CGSAC and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

          CGSAC has hired DF King & Co, Inc. as its proxy solicitation agent. CGSAC expects to pay up to a US$15,000 customary fee to DF King & Co., Inc., the proxy solicitation agent for CGSAC, and certain out-of-pocket expenses incurred by it in connection with the proxy solicitation.

          CGSAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. CGSAC will reimburse them for their reasonable expenses.

          Stock Ownership. Information concerning the holdings of certain CGSAC shareholders is set forth above in the Summary and below under “CGSAC’s Principal Shareholders.”

PROPOSAL 1:

THE APPROVAL OF (I) THE SHARE PURCHASE AGREEMENT, DATED AS OF DECEMBER 16, 2008 AND AMENDED AS OF JANUARY 13, 2009, AND (II) THE TRANSACTIONS CONTEMPLATED THEREBY
(“ACQUISITION PROPOSAL”)

Background to the Transaction

          The terms of the Share Purchase Agreement are the result of arms’ length negotiations between our representatives and representatives of OMH and its shareholders. The following is a brief discussion of the background of CGSAC’s efforts to identify potential candidates for a business combination, the selection of OMH, and the negotiations of the Acquisition and related transactions.

The Candidate Identification Process

          CGSAC was incorporated on May 3, 2006 to serve as a vehicle to accomplish a business combination with an operating business that has its primary operating facilities located in China in any city or province south of the Yangtze River.

          CGSAC completed its IPO on January 29, 2007, in which it raised net proceeds of approximately US$38 million. Of these net proceeds, approximately US$37 million were placed in a trust account immediately following the IPO and, in accordance with our Amended and Restated Memorandum and Articles of Association, will be released either upon the consummation of a business combination or upon the liquidation of CGSAC. CGSAC must liquidate unless (i) it has consummated a business combination by January 29, 2009; or (ii) if a letter of intent, agreement in principle or a definitive agreement to complete a business combination was executed but the transaction was not consummated prior to July 29, 2008, then it is not required to liquidate unless the business combination contemplated by such letter of intent, agreement in principle or definitive agreement is not consummated by January 29, 2009.

          In February 2007, promptly after our IPO, we actively started to identify and locate target businesses for a business combination.

          During the period from February 2007 through April 2008, CGSAC evaluated at different levels more than thirty companies as potential candidates for a business combination. On an ongoing basis, we reviewed data collected on various potential candidates and met with representatives of certain such candidates. During this period, we entered into certain non-binding letters of intent with potential candidates, including an electronic commerce company, an educational service company and a real estate brokerage chain. However, prior to OMH, none of these evaluations led to a firm offer by us to pursue a business combination.

          In May 2008, Xuesong Song, our EVP of Business Development, met with Mr. Zhi Chen, the Chief Executive Officer of OMH, through Mr. Bin Zhang, financial advisor of OMH. Mr. Chen expressed interest in becoming a public traded company in the U.S. through a business combination with a blank check company. With preliminary due diligence, CGSAC and OMH signed a letter of intent for the potential business combination between two parties.

          Since June 2008, several formal meetings to discuss details of a potential combination between CGSAC and OMH were held in Fuzhou, China. At the meetings, CGSAC management and OMH shareholders and management exchanged information about CGSAC and OMH. During the period, the parties remained in close communications and held a number of meetings at OMH headquarters in Fuzhou. CGSAC officers and members of Chum Capital Group (“Chum”), a direct investment and advisory firm, conducted preliminary due diligence on OMH with regard to its business model, operations and financial performance, and competitive landscape of its underlying industry by meeting with a number of OMH management members. In the meantime, CGSAC continued to evaluate other potential candidates for a business combination.

          On September 25, 2008, CGSAC provided to the board of directors of OMH a Memorandum of Understanding (“MOU”) regarding a potential business combination. During the period from September 25, 2008 to October 26, 2008, the parties discussed the proposed MOU in Fuzhou, China. Chum’s principals, Mr. Chen and other OMH’s executives and shareholders, participated in such discussions.

          On October 26, 2008, Michael W. Zhang, Chief Executive Officer of CGSAC, and Xuesong Song met with management and shareholders of OMH again in the office of OMH in Fuzhou. Two sides executed the MOU, which sets forth the terms and conditions under which we might acquire the equity interests of OMH, including, among other things:

•	the consideration to be paid for the equity interests of OMH, including certain escrowed or earn-out payments depending on OMH’s performance in 2009 through 2012; and

•	the timetable for obtaining auditor’s report and PRC legal counsel opinion;

•	the composition of the board of directors of the combined company.

          During the period between May 2008 and December 2008, CGSAC and OMH exchanged emails about various points in the share purchase agreement and related documents and continued to modify them and exchanged drafts of documents. The parties continued to conduct due diligence and negotiate the agreements. During this period, CGSAC continued its study on OMH’s business model and operations. Furthermore, Greatace Consultants Limited, an independent consulting firm hired by CGSAC to assist in screening and studying candidates for a business combination, conducted due diligence on OMH including an industry analysis, a description of OMH’s existing business model and business operations, and financial performances in order to enable our board of directors to ascertain the reasonableness of the consideration to be paid.

          On December 16, 2008, the parties, including shareholders of OMH, CGSAC officers Michael W. Zhang and Xuesong Song and members of Chum, met at the office of OMH, and executed a definitive Share Purchase Agreement, subject to the various closing conditions, including the satisfactory completion of an U.S. GAAP audit.

          On December 19, 2008, CGSAC made a public announcement regarding the Acquisition by filing a report on Form 6-K with the SEC.

          Since September 2008, CGSAC officers, principals and members of Chum and shareholders and management of OMH met regularly in Fuzhou, China. CGSAC reviewed with OMH the obligations of being a reporting company, including compliance with the reporting requirements of the U.S. federal securities laws, accounting procedures and Sarbanes-Oxley Act requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations, Nasdaq compliance and transfer agent requirements. CGSAC also reviewed with OMH the resources required to begin identifying opportunities for sectors other than print media in China.

          In light of the developments in OMH and the general market, the parties amended the December 16, 2008 share purchase agreement on January 13, 2009, such that the purchase price provisions and related arrangements can better serve the mutual interests of the parties and reflect the developments in the broader market.

The Greatace Due Diligence Report

          Greatace Consultants Limited, or Greatace, an independent consulting firm hired by CGSAC to assist in screening and studying candidates for a business combination, conducted a due diligence review of OMH in order to assist our board of directors to evaluate the Acquisition. Greatace delivered its signed due diligence report to our board of directors on November 15, 2008. The due diligence report covered the following topics relating to OMH and its business:

•	Corporate History and Development

•	Corporate Structure

•	Core Business

•	Industry

•	Financial Performance

•	Legal Proceedings and Tax

          Among other things, the due diligence report included an assessment of the OMH management’s projections and forecasts for future growth and an assessment of OMH’s current and planned services in terms of their market position. Our board of directors considered the due diligence report in order to evaluate the Acquisition and the reasonableness of the consideration to be paid for the Acquisition in particular.

Board Consideration and Approval of Transaction

          While no single factor determined the final agreed upon consideration for the Acquisition, CGSAC’s board of directors, among other things, reviewed various industry and financial data, including certain valuation analyses and metrics compiled by CGSAC, and reviewed the Greatace due diligence report, in order to determine that the consideration to be paid to the OMH shareholders was reasonable and that the Acquisition was in the best interests of CGSAC’s shareholders.

Interest of CGSAC Directors and Officers in the Acquisition

          In considering the recommendation of the board of directors of CGSAC to vote for the Acquisition Proposal and the other proposals, you should be aware that certain members of our board of directors and management have agreements or arrangements that provide them with interests in the Acquisition that are different from, or are in addition to, those of CGSAC shareholders generally. These interests include the following in particular:

•

If the Acquisition Proposal is not approved and CGSAC fails to consummate an alternative transaction within the time allotted pursuant to our Amended and Restated Memorandum and Articles of Association, CGSAC would be required to automatically redeem the IPO shares and liquidate and dissolve unless the Amendment Proposal is approved. In such event, the ordinary shares held by CGSAC’s directors and officers prior to our IPO would be worthless, because they are not entitled to receive any of the liquidation proceeds with respect to the ordinary shares held them prior to our IPO, and any warrants they hold will expire worthless.

•

As of November 28, 2008, CGSAC’s directors and executive officers and owned a total 1,125,000 ordinary shares (including 200,000 ordinary shares of CGSAC held by them that are to be forfeited upon the consummation of the acquisition) of CGSAC that had a market value of US$8,550,000 based on CGSAC’s share price of US$7.60 as of that date. However, as CGSAC’s directors and executive officers are contractually prohibited from selling these shares prior to January 29, 2009 (during which time the value of the shares may increase or decrease), it is impossible to determine what the financial impact of the Acquisition will be on CGSAC’s directors and executive officers;

•

As of November 28, 2008, CGSAC’s executives and directors owned a total 900,000 warrants of CGSAC that had a market value of US$63,000 based on CGSAC’s warrant price of US$0.07 as of that date. However, as CGSAC’s directors and executives are contractually prohibited from selling their warrants prior to the completion of the Acquisition or an alternative business combination (during which time the value of the warrants may increase or decrease), it is impossible to determine what the financial impact from the Acquisition will be on CGSAC’s directors and executives; and

•

Following the consummation of the Acquisition, we anticipate that Mr. Michael W. Zhang will serve as a member of the board of directors of the combined company, and the other members of our board of directors and management may also in the future be appointed by the combined company to serve as its directors and/or officers and be compensated in such manner and amounts as its board of directors may determine to be appropriate.

CGSAC’s Reasons for the Acquisition and Recommendation of the CGSAC Board

          The CGSAC board of directors concluded that the Acquisition is in the best interests of CGSAC’s shareholders. The CGSAC board of directors hasn’t obtained any independent fairness opinion.

          The CGSAC board of directors considered a wide variety of factors in connection with its evaluation of the Acquisition. In light of the complexity of those factors, the CGSAC board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the CGSAC board may have given different weight to different factors.

          In considering the Acquisition, the CGSAC board of directors gave considerable weight to the factors discussed below.

OMH’s Record of Growth and High Potential for Future Growth

          Important criteria to the CGSAC board of directors in identifying an acquisition target are that the acquisition target has established scalable business operations with proven rapid growth, and that it has what CGSAC believes to be a potential to experience growth in the future. The CGSAC board of directors believes that OMH has in place the strong market leadership in the PRC early-stage media industry, a large and growing customer base, a nationwide distribution network and brand name recognition. OMH commenced business operations in Fuzhou, China, in year 2001 and it has experienced an organic compound annual growth rate of over 111% from 2006 through 2008.

          This record of significant growth helped to convince the CGSAC board of directors that a business combination with OMH would be in the best interests of CGSAC’s shareholders.

          The CGSAC board of directors believes that OMH has the ability to continue growth because:

•	OMH’s competiveness in the print media sector in China;

•	Newspaper is the most popular channel to obtain information in China;

•	With a Compound Annual Growth Rate of 17% in the past 10 years, revenues from advertising on newspapers provide OMH significant growth potential;

•	Proven scalable operation model and high organic growth;

•	Low concentration risk by multi-location and service to end-customers;

•	Systematic and effective training;

•	Competitive services supported by the MAITS system tracking media and advertisement market;

•	Online newspapers and website are good supplement to print media;

•	Experienced and stable management team.

          In connection with its review of OMH’s historical financial statements, business model and strengths, the CGSAC board of directors believes that OMH’s service will continue to be attractive to its clients.

The Experience of OMH’s Management

          Another criterion important to the CGSAC board of directors in identifying an acquisition target is that the acquisition target has a seasoned management team with specialized knowledge of the markets within which it operates, the ability to lead the company in a rapidly changing environment, the desire to change its business practices and adopt an integrated and balanced planning process, and the passion for the business it engages in. The CGSAC board of directors believes that OMH’s management has demonstrated that ability by addressing critical issues such as the development of appropriate services and the establishment of cooperative relationship with newspapers. OMH’s management has demonstrated a commitment to a growth strategy that has given it a significant presence in media and advertising services, especially in the print media sector. The successful work experience of OMH’s Chief Executive Officer, Zhi Chen, and Chief Operating Officer, Jingui Zhang were also judged to be a factor supporting OMH’s plans to continue expanding nationally and of help in keeping the investing public effectively apprised of the affairs and developments within the company.

Due Diligence Information Materials

          CGSAC compiled information on over thirty potential target companies identified within China, and performed thorough analysis and comparison of each potential target company utilizing the thirteen different investment criteria as indicated below.

(1)	financial condition, including profitability, the stability of cash flow, the recurrence of revenue and results of operation;

(2)	growth potential;

(3)	experience and skill of management and availability of additional personnel;

(4)	capital requirements;

(5)	competitive position;

(6)	barriers to entry;

(7)	stage of development of the products, processes or services;

(8)	degree of current or potential market acceptance of the products, processes or services;

(9)	proprietary features and degree of intellectual property or other protection of the products, processes or services;

(10)	regulatory environment;

(11)	costs associated with effecting the business combination;

(12)	books and accounts that have been audited by a fully qualified auditing firm duly registered in the PRC; and

(13)	relative valuation multiples of similar publicly traded companies.

          The selection of OMH as the target company of choice was derived from this analysis and comparison.

          In addition to performing the analysis, CGSAC’s board of directors also reviewed a due diligence report prepared by CGSAC’s consultants, Greatace, in connection with its search for a suitable target company.

          The Greatace due diligence report provided information on the history and growth of OMH, a detailed review of its services and market in which OMH operates in China.

          The Greatace due diligence report examined OMH’s corporate structure, including governance structure, committees, headquarters and branches, and biographies of key executives. The report also examined OMH’s core businesses and how it planned to implement its business strategy to become the market leader in the Chinese media industry. The report summarized OMH’s principal business operations, how they generate revenues, targeted clients, sales and marketing, and media partners.

          The report then provided a market analysis on the media industry in China. This analysis described the market condition, growth potential and regulatory environment of Chinese media industry. In particular, this analysis emphasized on the print media segment, which OMH had identified as the area of focus. This analysis also pointed out the market position of OMH in the media industry and summarized relevant industry regulations that might affect OMH’s operations.

          The report also provided additional information regarding OMH’s financial performance from 2006 to September 2008 by analyzing the financial statements for those periods.

          The report noted that the OMH shareholders had represented to Greatace that OMH’s operating companies are not involved in or threatened with any material legal proceedings.

          The specific and overall results of the Greatace due diligence investigation served to confirm the strong market position of OMH and the attractiveness of its future opportunities.

          Mr. Michael W. Zhang, a director and officer of CGSAC, prepared for the board of directors an analysis of the post-transaction value of OMH. He analyzed comparable companies in the global media market, taking into account their relative market presences and maturity. He prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of OMH and its anticipated price/earnings. The valuation for the future of OMH was based on various assumptions, including projected revenues, assumed margins, and projected net income. Capital resources were taken into account, based on the capital of the company after the acquisition and for income and reinvestment, and for the potential of exercise of outstanding warrants of CGSAC. Based on this analysis, Mr. Michael W. Zhang concluded that, comparatively speaking, the enterprise value of OMH, immediately after the acquisition, was favorable. On the basis of the analysis, he concluded that the board of directors, from an economic point of view, should consider the acquisition of OMH.

Satisfaction of 80% Test

          It is a requirement that any business acquired by CGSAC have a fair market value equal to at least 80% of its net assets held in the trust account (net of taxes) at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of OMH generally used to approve the transaction, the CGSAC board of directors believes that this requirement will be met and exceeded at the time of the acquisition. To determine the value of OMH, the board compiled a list of six comparable companies whose stocks are traded on stock exchanges in the United States, Hong Kong and China.

          Information about companies used in this analysis was as follows as of December 15, 2008:

Company	LTM Revenues	LTM EBITDA	LTM EPS	2008E EPS	EV / LTM Revenues	EV / LTM EBITDA	Share Price / 2008E EPS	Share Price / 2009E EPS

Washington Post	$4,423.5	$597.0	$13.60	$27.67	0.81x	6.0x	13.4x	14.2x
The New York Time Company	3,042.6	433.2	(0.29)	0.68	0.69x	4.8x	10.5x	12.9x
Shanghai Xinhua Media Co. Ltd.	259.3	20.9	0.06	0.07	4.11x	NM	26.4x	24.2x
Huawen Media Investment Group Corp.	379.7	59.2	0.01	0.02	1.77x	11.4x	19.7x	14.5x
Chengdu B-ray Media Co. Ltd.	109.9	38.9	0.07	0.07	5.62x	15.9x	25.9x	21.5x
Beijing Media Corp.	145.4	5.8	0.01	0.03	NA	NM	9.2x	15.6x
Mean						9.5x	17.5x	17.2x
Median						8.7x	16.5x	15.1x

          The board examined the forward price earnings ratios of these companies. The median and mean forward price-to-earnings ratios using earnings of calendar year ending December 31, 2008 for the six companies were 16.5 and 17.5, respectively. The board used this range of price earnings ratios as the most representative.

          The board made several assumptions in deriving statistics about OMH that were used solely for the purpose of management’s determining a value of OMH. Investors should not place any weight on these projections, because any projection is subject to many assumptions, some or all of which may not be correct or occur as assumed. The assumptions were for the projection of net income for 2008. The net income assumption for fiscal year 2008 was US$11.5 million. The projected net income for 2008 was determined to be reasonable in light of the net income for 2007 of approximately US$4.3 million, and several factors including strong growth of advertising revenues from existing newspapers and increased number of newspapers with which OMH entered cooperation agreements. OMH has debt of approximately US$12.5 million and cash and cash equivalents and deposits to newspapers of approximately US$28.8 million as of September 30, 2008 and it is assumed that it will not incur substantial amount of additional debt going forward.

          The starting point was to determine enterprise value of OMH, which was derived by the following formula: enterprise value equals market capitalization, plus debt, minus cash and cash equivalents. Using this formula, the board of directors arrived at a projected enterprise value for OMH of US$185.0 million for 2008. This was derived using a market capitalization of US$201.3 million, an amount determined by taking the fair market comparable capitalization using an implied market capitalization equal to a comparable price earnings ratio of 17.5 multiplied by the assumed earnings of OMH for 2008 of US$11.5 million, which was converted from RMB78,200,000 by using the exchange rate of RMB6.8/US$1.

          There is anticipated to be no additional debt in 2008 and no preferred equity issued and outstanding in OMH. Cash and cash equivalents and deposits to newspapers of OMH for 2008 were assumed to be approximately US$28.8 million resulting from OMH’s ongoing operations.

          Based on the assumed 10,317,500 shares that will be outstanding upon completion of the Share Purchase Agreement, the Board computed a per share price of US$19.51, or approximately US$11.46 above the redemption value of CGSAC’s ordinary shares (approximately US$8.05). Shareholders should note that these evaluation computations are not predictions of the actual market price of CGSAC either upon consummation of the transaction or at any time after that.

          The CGSAC board of directors believes because of the financial skills and rich experience of all of its directors, it was qualified to make this analysis and conclude that the acquisition of OMH met this 80% test requirement in addition to recourse to an independent source. The entire CGSAC board of directors is capable of performing comprehensive analysis on OMH’s operations and valuation, because the entire CGSAC board of directors is comprised of directors with extensive experience in analyzing acquisition targets and assessing their future values. Xuesong Song has been involved in identifying and completing four investment projects in China with over RMB70 million. He also advised Origin Agritech Ltd. and HLS Systems International in their respective mergers with SPACs. Michael W. Zhang brings significant experience in mergers and acquisitions transactions and equity investment that he attained during his tenure at various financial institutions including Deutsche Bank Securities where he completed more than US$5 billion transactions and Avera Global Partners where he screened and analyzed equity investment opportunities globally. Xuechu He has been involved in three transactions with over HK$236 million in which he identified target companies in China and merged them with publicly traded companies listed on Hong Kong Stock Exchange.

          By conducting this analysis internally (as opposed to obtaining a third party determination of the satisfaction of the 80% test and the fairness of the transaction to the CGSAC shareholders), the CGSAC board may have assumed additional potential liability in the event of a challenge to the board’s actions.

Without that protection afforded by a third party determination, directors could have increased additional liability (and CGSAC could be required to provide indemnification to the directors) if the decision to acquire OMH was determined to be in violation of the board’s fiduciary duties and not covered by the limitations on director liability contained in CGSAC’s Amended and Restated Memorandum and Articles of Association.

Conclusion of the Board of Directors

          After careful consideration, the CGSAC board of directors determined unanimously that the Share Purchase Agreement proposal is fair to and in the best interests of CGSAC and its shareholders. This recommendation is based on the terms of the Share Purchase Agreement, and in particular the fact that the consideration is largely stock which aligns the interests of OMH shareholders and management with those of CGSAC investors. Certain other terms of the Share Purchase Agreement were also considered, including the scope of the representations and warranties and the various covenants. The ancillary agreement such as the employment arrangements for the continuation of some of the current management in positions with the target was also thought to be beneficial and protective of the current stockholder interests. Furthermore, the board also considered that the target company was operating and has had a pattern of revenues, and appeared to have the potential for growth in its industry. Finally, the board considered the nature of the ChinaGrowth acquisition vehicle and the fact that the shareholders were gaining more value from the consummation of the Share Purchase Agreement than liquidation.

          The CGSAC board of directors has approved and declared advisable the Share Purchase Agreement proposal, and unanimously recommends that you vote or give instructions to vote “FOR” the proposal to adopt the Share Purchase Agreement proposal.

          The foregoing discussion of the information and factors considered by the CGSAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the CGSAC board of directors.

Redemption Rights

          Under our Amended and Restated Memorandum and Articles of Association, a holder of shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those IPO Shares. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each IPO share as to which a demand has been made for cash. If you exercise your redemption rights, then you will be exchanging the shares you hold for cash and will no longer own these shares, which will be cancelled. Based on the amount of cash held in the Trust Account as of November 30, 2008, including interest accrued as of that date, you will be entitled to redeem each share that you hold for approximately US$8.05. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate to us within the time period specified in our instructions to you. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate, as described above, unless the Amendment Proposal is approved and implemented.

          The Acquisition will not be completed if the holders of more than 1,002,199 of our shares issued in our IPO, an amount equal to 19.99% of those shares, exercise their redemption rights.

Ownership of CGSAC Following the Acquisition

          As of January 2, 2009, we had 6,138,500 shares outstanding, of which our public shareholders collectively own approximately 5,013,500. In the Share Purchase Agreement, we agreed to purchase all of the outstanding shares and other equity interests of Olympia Media Holdings Limited. As the consideration, we agreed to pay US$6,000,000 in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient) and issue to the OMH shareholders (i) 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, (ii) subject to the company surviving the Acquisition meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000

(approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGSAC held in the escrow account will be released to the current OMH shareholders, and (iii) on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011 and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amount do not accumulate)

2009	RMB 115,600,000 (Approximately US$17 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

          Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

          Therefore, assuming the satisfaction of all of the performance criteria, there are an aggregate of up to 15,759,000 ordinary shares that may be issued upon the consummation of the Acquisition and within the certain years thereafter to the OMH shareholders. In addition, our current directors have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the acquisition.

Subsidiary Status of OMH after the Acquisition

          After completion of the Acquisition, OMH will be our wholly owned direct subsidiary.

Taxation

          According to the Chinese Enterprise Income Tax Law and implementing rules, both of which became effective on January 1, 2008, income such as dividends and profits distribution from the PRC gained by non-resident enterprises that has no institution or establishment in the PRC or whose income has no connection with such institution or establishment is subject to an effective 10% withholding tax. However, according to the Double Tax Avoidance Agreement between Hong Kong and China, a 5% withholding tax rate will apply if the beneficial owner (Hong Kong holding company) owns at least 25% of the registered capital of the Chinese company paying the dividend; otherwise, a 10% withholding tax rate will apply. In addition, according to current laws, if the dividend is distributed from pre-2008 retained earnings, the withholding tax rate on such dividend will still be zero even if such dividend would be repatriated in 2008 or after.

Foreign Exchange Considerations

          Following the Acquisition, substantially all revenues and income will likely be received in Renminbi, the main currency used in the PRC. Thus, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced.

          In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies and foreign currencies into Renminbi. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (1996) and other various regulations and rules issued by SAFE. Under these rules and regulations, significant restrictions on foreign exchange still remain, including, among other things, the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, income arising out of “current account transactions”, such as dividends distribution, interest payments, trade and service-related foreign exchange transactions, may be converted into foreign currencies at the authorized banks in China; while income arising out of “capital account transactions”, such as direct investment, foreign loans and repayment of the foreign loans, shall not be converted into foreign currencies unless the prior approval of SAFE is obtained. Any current and future restrictions on currency exchanges may limit our ability to use future cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Dividends

          Following the Acquisition, we will establish PRC operating subsidiaries. We may rely on dividends and other distributions from such operating subsidiaries to provide us with cash flow and to meet our other obligations. Current regulations in China would permit any PRC operating subsidiaries to pay dividends only out of accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, any PRC operating subsidiary will be required to set aside at least 10% (until the aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. If any operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their respective ability to pay dividends or make other payments.

Appraisal or Dissenters Rights

          No appraisal or dissenters rights are available under the Cayman Islands law for our shareholders in connection with the Acquisition Proposal.

Material U.S. Federal Income Tax Consequences of the Proposed Acquisition

          General. The following is a summary of the material U.S. federal income tax consequences of the proposed acquisition to our shareholders. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is assumed, for purposes of this summary, that our ordinary shares are held as capital assets by a U.S. person (i.e., a citizen or resident of the U.S. or a domestic corporation). This discussion may not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of that shareholder’s particular circumstances, or to those shareholders that may be subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, tax-exempt organizations, financial institutions, U.S. expatriates, persons that are not U.S. persons, dealers or brokers in securities or currencies, pass-through entities (e.g., partnerships) and investors in such entities, or shareholders who hold our ordinary shares as part of a hedging, “straddle,” conversion, constructive sale or other integrated transaction. In addition, the discussion does not address any aspect of foreign, state or local taxation or estate and gift taxation that may be applicable to our shareholders.

          Consequences of the Acquisition to Our U.S. Shareholders. In general, the proposed acquisition will not be a taxable transaction to U.S. Shareholders that do not exercise their Redemption Rights. The receipt of cash in exchange for our shares pursuant to the exercise of Redemption Rights will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Shareholder who surrenders our shares in exchange for cash pursuant to the exercise of Redemption Rights will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s adjusted basis in the shares surrendered. Such gain or loss will generally be capital gain or loss, and will generally be long-term gain or loss provided that a shareholder has held such shares for more than one year as of the date of the exercise of Redemption Rights. In the case of shareholders who are individuals, long-term capital gain is currently eligible for reduced federal income tax rates. There are limitations on the deductibility of capital losses.

          Additionally, we may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. Shareholder that exercises Redemption Rights was a shareholder, and if such U.S. Shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. Shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. Shareholder’s gain will be allocated ratably over the U.S. Shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. Shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

          Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we will be treated as a PFIC in 2006 and 2007.

          Consequences of the Acquisition to Our Non-U.S. Shareholders. In general, the proposed acquisition will not be a taxable transaction to Non-U.S. Shareholders that do not exercise their Redemption Rights. A Non-U.S. Shareholder that receives cash as a result of the exercise of Redemption Rights generally will not be subject to U.S. federal income taxation unless:

gain resulting from the exercise of Redemption Rights is effectively connected with the conduct of a U.S. trade or business;

the Non-U.S. Shareholder is an individual who is present in the United States for 183 days or more in the taxable year of the exercise of Redemption Rights.

          If the first bullet above applies, the Non-U.S. Shareholder generally will be subject to U.S. federal income tax in the same manner as a U.S. Shareholder unless otherwise provided in an applicable income tax treaty. A Non-U.S. Shareholder that is a corporation may also be subject to an additional 30 percent branch profits tax (or a reduced rate under an applicable tax treaty). If the second bullet above applies, the Non-U.S. Shareholder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the gain realized.

          Backup Withholding Tax. In general, information reporting for U.S. federal income tax purposes will apply to the proceeds from the redemption of our shares by a non-corporate U.S. Holder.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to the proceeds from the redemption of our shares by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally would not be subject to information reporting and backup withholding requirements if it certifies its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle that holder to a refund, provided that certain required information is timely furnished to the IRS.

          The foregoing discussion of certain U.S. federal income tax consequences is not tax advice. Shareholders should consult their tax advisors to determine the U.S. federal, state and local and foreign tax consequences of the proposed acquisition to them in view of their own particular circumstances.

Anticipated Accounting Treatment

          The share purchase transaction will result in the current shareholders of OMH obtaining a majority of the voting interests in CGSAC. Generally Accepted Accounting Principles of the United States require that OMH whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since CGSAC does not have any assets with operating substance except cash and short-term investments, the transaction has been accounted for as reorganization and recapitalization of OMH. The share purchase transaction utilizes the capital structure of CGSAC and the assets and liabilities of OMH are recorded at historical cost. Although OMH will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of CGSAC as the surviving corporation will not change.

Regulatory Approvals

          CGSAC and OMH do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. CGSAC intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including the PRC.

Consequences if Acquisition Proposal Is Not Approved

          If CGSAC’s shareholders fail to approve the Acquisition Proposal, CGSAC will not acquire OMH. Under our Amended and Restated Memorandum and Articles of Association, the IPO shares will be automatically redeemed following which we will be liquidated and dissolved if we do not consummate a business combination by January 29, 2009, unless the Amendment Proposal is approved and implemented.

Required Vote

     The approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of our shares voted on the Acquisition Proposal. Notwithstanding the foregoing, if the public shareholders holding more than 1,002,199 shares (which is 19.99% of the total number of shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares for cash, the Acquisition will not be consummated.

THE SHARE PURCHASE AGREEMENT

          The following summary of the material provisions of the Share Purchase Agreement dated as of December 16, 2008 and amended as of January 13, 2009, is qualified by reference to the complete text of the Share Purchase Agreement, a copy of which is attached as Annex A and Annex B to this proxy statement. All shareholders are encouraged to read carefully this proxy statement, including the Share Purchase Agreement, in its entirety for a more complete understanding of the Acquisition.

          The Share Purchase Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us or OMH. You can find more information about us elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

General

          CGSAC entered into the Share Purchase Agreement with OMH and the other parties thereto on December 16, 2008, which was then amended on January 13, 2009. Under the terms of the Share Purchase Agreement, CGSAC will acquire 100% of the outstanding shares and other equity interests of OMH from its shareholders, and OMH will become a wholly owned direct subsidiary of CGSAC.

Consummation of the Acquisition

          The consummation of the Acquisition will take place when all conditions to the obligations of each party to the Share Purchase Agreement, more fully described below, have been satisfied or waived. We believe that all such conditions will have been satisfied or waived upon receiving shareholder approval of the Acquisition Proposal, and therefore, we expect that the closing of the transactions contemplated by the Share Purchase Agreement will take place shortly thereafter.

Purchase Price

          Under the terms of the Share Purchase Agreement, CGSAC will acquire all of the issued and outstanding share capital and other equity interests of OMH for a consideration consisting of (i) US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), (ii) 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, (iii) subject to the company surviving the Acquisition meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGSAC held in the escrow account will be released to OMH shareholders, and (iv), on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amount do not accumulate)

2009	RMB 115,600,000 (Approximately US$17 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

          Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

          In addition, our current directors have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the acquisition.

Representations and Warranties

          We, OMH and the other parties to the Share Purchase Agreement each made a number of representations and warranties in the Share Purchase Agreement regarding aspects of CGSAC’s and OMH’s respective businesses, financial condition, structure and other facts pertinent to the Acquisition.

          The representations and warranties contained in the Share Purchase Agreement by CGSAC, OMH and the other parties thereto were made to and solely for the benefit of each other of such parties, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in the Share Purchase Agreement are qualified by information in the disclosure schedules to the Share Purchase Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Share Purchase Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of the Share Purchase Agreement, and subsequent information may or may not be fully reflected in our public disclosures.

          The representations and warranties jointly and severally made by OMH and its founder and shareholders that are parties to the Share Purchase Agreement include and relate to:

•	stock ownership, subsidiaries and affiliates;

•	corporate organization and qualification to conduct business; business licenses, permits, etc. to conduct business;

•	authority and corporate action; no conflict; consents and approvals required to complete the Acquisition;

•	taxes, tax returns and audits;

•	compliance with law and litigation;

•	books and records; financial condition; no undisclosed liabilities; accounts receivable;

•	real property; certain personal property; non-real estate leases; intellectual property rights; title to and condition of assets;

•	contracts, obligations and commitments;

•	absence of certain changes since December 31, 2007;

•	employee plans; labor matters; no illegal or improper transactions; related party transactions;

•	insurance;

•	qualifications for acquisition of CGSAC’s shares;

•	brokers and finders in connection with the Acquisition; and

•	no material misstatement or omission;

          The representations and warranties will survive the consummation of the Acquisition for four years, except that the representations and warranties with respect to the stock ownership of OMH and its subsidiaries and affiliates and with respect to brokers and finders in connection with the Acquisition will survive indefinitely, and the representations and warranties with respect to taxes will survive until six months after the expiration of the applicable statute of limitations.

          The representations and warranties made by us in the Share Purchase Agreement include and relate to:

•	corporate organization and capitalization;

•	authority and corporate action; no conflict; consents and approvals required to complete the Acquisition;

•	valid issuance of CGSAC shares in connection with the Acquisition;

•	financial statements; the Trust Fund; no undisclosed liabilities; absence of certain changes since January 29, 2007; books and accounts;

•	the reports with the Securities and Exchange Commission;

•	compliance with law and litigation;

•	brokers and finders in connection with the Acquisition; and

•	no material misstatement or omission;

          The representations and warranties will survive the consummation of the Acquisition for four years, except that the representations and warranties with respect to the Company’s capitalization will survive indefinitely.

Conduct of Business Prior to the Acquisition

          We, OMH and the other parties to the Share Purchase Agreement agreed that unless otherwise set forth in the Share Purchase Agreement, until the closing of the Acquisition or unless we or OMH shareholders consent otherwise, we and OMH each will:

•	conduct its business in the ordinary course of business;

•	preserve substantially intact its business organization;

•	preserve its relationships with persons with which it has significant business relationships; and

•	comply with all applicable laws.

          We, OMH and the other parties to the Share Purchase Agreement also agreed that unless otherwise set forth in the Share Purchase Agreement, until the closing of the Acquisition or unless we or OMH shareholders consent otherwise, we and OMH each will conduct its business in compliance with certain restrictions related to the following, among others:

•	pledge, sell or otherwise encumber its securities, property or assets;

•	issuance of any securities, whether debt or equity;

•	issuance of dividends or other distributions;

•	amendment of its organizational documents; and

•	increase of officer and employee compensation.

No Solicitation

          OMH and its founder and shareholders that are parties to the Share Purchase Agreement agreed that, until the earlier of the closing of the Acquisition and the termination of the Share Purchase Agreement, they will not:

•	solicit or encourage any inquiries, discussions or proposals for,

•	continue, propose or enter into any negotiations or discussions looking toward,

•	enter into any agreement or understanding providing for, or

•	provide, or assist OMH or its subsidiaries or affiliates in providing any information to any person for the purpose of,

any acquisition of any capital shares of OMH or its subsidiaries and affiliates or of any part of their respective assets or businesses. Immediate notice will be given to us of any such inquiries, proposals or requests for information.

          We agreed that, until the earlier of closing of the Acquisition and the termination of the Share Purchase Agreement or unless otherwise agreed by the OMH shareholders, we will not merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any other person. We can, however, entertain an unsolicited, bona fide written proposal for a superior transaction or consummate a superior transaction, provided that we will use our best effort to cause the target company in such superior transaction to reimburse OMH and the other parties to the Share Purchase Agreement for the reasonable and documented expenses incurred by them in connection with the transactions contemplated by the Share Purchase Agreement.

NASDAQ Listing

          We agreed that, after making filing the proxy statement in connection with the Acquisition with the Securities and Exchange Commission on Form 6-K, we will apply to have our ordinary shares listed on the Nasdaq Stock Market following the closing of the Acquisition (but do not ensure the approval of such listing application).

Board of Directors of the Combined Company

          The parties to the Share Purchase Agreement agreed that the board of directors of CGSAC following the closing of the Acquisition must initially consist of seven members, with five members (three of whom must be independent) designated by the OMH shareholders, two members (one of whom must be independent) designated by us. The independent directors shall satisfy the independence requirements of Nasdaq.

Meeting of Shareholders of CGSAC and Proxy Statement

          We agreed to cause a meeting of our shareholders to be duly called and held for the purpose of voting on the approval of the Share Purchase Agreement and the approval of the transactions and other matters as contemplated or necessitated by our Amended and Restated Memorandum and Articles of Association. We agreed to use our best efforts to cause our board of directors to recommend that our shareholders vote in favor of such matters. In connection with such meeting, we will prepare and mail to our shareholders a proxy statement meeting the requirements of the Securities Exchange Act of 1934, as amended and all other proxy materials for such meeting, and will use our best efforts to obtain the necessary approvals by our shareholders.

          As a condition to us filing and mailing the proxy statement, the other parties to the Share Purchase Agreement agreed to provide us the information reasonably required for the preparation of the proxy statement, which information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such information not misleading.

Conditions to the Consummation of the Acquisition

          The obligations of each party to the Share Purchase Agreement to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following conditions, among others:

•

the Share Purchase Agreement and the transactions contemplated thereby have been approved by a majority-in-interest of the holders of our ordinary shares, and the aggregate number of our ordinary shares held by our shareholders (other than the shareholders immediately prior to our IPO, or the initial shareholders) who exercise their right to convert their ordinary shares into cash in accordance with our Amended and Restated Memorandum and Articles of Association does not constitute 20% or more of the number of our ordinary shares outstanding as of the date of the Share Purchase Agreement and owned by persons other than the initial shareholders.

•

no order, judgment or decree has been issued by any government authority preventing, restraining or prohibiting the consummation of the transactions contemplated by the Share Purchase Agreement or instrumental to the consummation of such transactions, and no action or proceeding by any governmental authority is pending or threatened by any person seeking to enjoin, modify or prohibit the consummation of such transactions.

          The obligations of OMH and its founder and shareholders that are parties to the Share Purchase Agreement to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following additional conditions, among others:

•

the representations and warranties of CGSAC are, with respect to those qualified by any materiality standard, true and correct as of the closing, and with respect to all others, true and correct in all material respects as of the closing, as if made as of the closing;

•	CGSAC has performed or fulfilled all of its covenants, agreements and obligations required by the Share Purchase Agreement to be performed or fulfilled at or prior to the closing;

•

no material adverse change in the assets, liabilities or financial condition of CGSAC has occurred since the execution date, and there has not occurred any event which would reasonably have a material adverse effect on the operations, financial condition or prospects of CGSAC;

•	CGSAC has obtained and delivered certain third party consents, approvals, legal opinion and miscellaneous deliveries; and

•	the directors and officers of CGSAC who are not continuing as directors and officers of the combined company have resigned.

          The obligations of CGSAC to consummate the transactions contemplated by the Share Purchase Agreement are subject to the satisfaction or waiver of the following additional conditions, among others:

•

the representations and warranties of the other parties are, with respect to those qualified by any materiality standard, true and correct as of the closing, and with respect to all others, true and correct in all material respects as of the closing, as if made as of the closing;

•

the information provided by the other parties to us for the preparation of the proxy statement in connection with the Acquisition accurately reflects OMH and its businesses and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein no misleading;

•	the other parties have performed or fulfilled all of their covenants, agreements and obligations required by the Share Purchase Agreement to be performed or fulfilled at or prior to the closing;

•

no material adverse change in the assets, liabilities, financial condition or prospects of OMH or its subsidiaries or affiliates has occurred since the execution date, and there has not occurred any event which would reasonably have a material adverse effect;

•	the other parties have obtained and delivered certain third party consents, approvals, legal opinion and miscellaneous deliveries; and

•	we have completed financial, business and legal due diligence of OMH and its subsidiaries and affiliates and are reasonably satisfied with the results of such due diligence.

          “Material adverse effect” is defined to mean any event, occurrence, fact, condition, change or development that has had a material adverse effect on the operations, results of operations, financial condition, assets or liabilities of the applicable party, or on a party’s ability to perform any material obligations under the Share Purchase Agreement, related transaction documents or any other material contract, or on any material rights a party may have under the Share Purchase Agreement or under any other transaction document or any material contract of such person.

Indemnification

          OMH and its founder and shareholders that are parties to the Share Purchase Agreement agreed to jointly and severally indemnify and hold harmless CGSAC from and against, and reimburse CGSAC, for any damages which CGSAC may sustain, suffer or incur, as a result of third party claims or otherwise, and which arise from or in connection with or are attributable to the breach of their representations, warranties or covenants under the Share Purchase Agreement. This indemnity will survive the closing of the Acquisition for a period of four years thereafter, except that the indemnity with respect to a breach of the representations and warranties regarding the stock ownership of OMH and its subsidiaries and affiliates and regarding brokers and finders in connection with the Acquisition will survive indefinitely, and the indemnity with respect to a breach of the representations and warranties regarding taxes will survive until six months after the expiration of the applicable statute of limitations.

          We agreed to indemnify and hold harmless the OMH and its founder and shareholders from and against, and reimburse them, for any damages which they may sustain, suffer or incur, as a result of third party claims or otherwise, and which arise from or in connection with or are attributable to our breach of the representations, warranties or covenants under the Share Purchase Agreement. This indemnity will survive the closing of the Acquisition for a period of four years thereafter, except that the indemnity with respect to a breach of the representations and warranties regarding our share ownership will survive indefinitely.

          Each party to the Share Purchase Agreement is required to give prompt written notice to the other parties of any third party claims or other facts and circumstances known to such party which may entitle the other parties to indemnification under the Share Purchase Agreement, and to comply with certain restrictions specified in the Share Purchase Agreement with respect to the handling of third party claims.

          We are not required, nor are OMH and its shareholders required, to indemnify each other unless the aggregate of all amounts for which indemnity would otherwise be due exceeds US$200,000, but beyond that, the indemnifying party or parties will be liable for the full amount of damages.

          Any indemnification payments will be deemed to be an adjustment to the consideration for the Acquisition. In such event, we will have the right to adjust any amount due or to be due under the Share Purchase Agreement or any other agreement with OMH and its shareholders, including the amounts of our ordinary shares to be issued in consideration for the Acquisition, and, OMH and its shareholders will have the right to adjust any amount due or to be due under this Agreement or any other agreement with us.

          In the event that any claim for indemnification is made against the OMH and its shareholders on behalf of or by right of us, such claims will be determined by an independent committee of our board of directors, which will consist of at least two persons mutually agreed by OMH shareholders and us, none of which are officers or employees of us or our subsidiary companies or are direct or beneficial owners of 5% or more our voting capital shares. For a period of not less than four years after the closing or until final resolution of such claims on behalf or in right of us, our board of directors will maintain a sufficient number of directors such that we will be able to maintain such an independent committee.

          Notwithstanding the indemnification provisions described above, OMH and its shareholders agreed that they have no right to any amounts held in the Trust Account and agreed not to make any claims against the Trust Account.

Termination of the Share Purchase Agreement

          The Share Purchase Agreement may be terminated by giving written notice to the other parties at any time prior to the closing as follows:

•	by written consent of the parties;

•

by us, if OMH and its shareholders amend or supplement the disclosure schedules and such amendment or supplement reflects a material adverse change in the condition, results of operations or prospects of OMH or its subsidiaries or affiliates;

•

by OMH and its shareholders, if we amend or supplement the disclosure schedules and such amendment or supplement reflects a material adverse change in our condition, results of operations or prospects of OMH or its subsidiaries or affiliates;

•

by either us on the one hand, or OMH and its shareholders, on the other hand, if the closing has not occurred by January 31, 2009 (or such later date as may be established by our shareholders as the deadline by which we must complete a business combination);

•

by either us on the one hand, or OMH and its shareholders, on the other hand, if either side breaches its covenants in any material respect, or if its representations and warranties are not true and correct in all material respects at the time made, or if such representations and warranties are not true and correct as of the closing as though they were made as of the closing, except to the extent that they are made as of a specified date prior to the closing date, and in such event, if such breach is subject to cure, the other side has not cured such breach within 10 business days notice from the other side of an intent to terminate;

•

by us if our board of directors has determined in good faith, based upon advice of outside legal counsel, that failure to terminate the Share Purchase Agreement is reasonably likely to result in our board of directors breaching its fiduciary duties to our shareholders by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction; and

•

by either party, if at the meeting of our shareholders, the Share Purchase Agreement and the transactions contemplated thereby fail to be approved by the affirmative vote of the holders of our ordinary shares required under our Amended and Restated Memorandum and Articles of Association, or 20% or more of the number of our ordinary shares held by persons other than our initial shareholders exercise their rights to convert the ordinary shares held by them into cash in accordance with our Amended and Restated Memorandum and Articles of Association.

          Upon the termination of the Share Purchase Agreement, no party will have any right against the other parties and each party will bear its own costs and expenses.

Amendment to the Share Purchase Agreement

          The Share Purchase Agreement may not be amended or modified except by an instrument in writing signed by all the parties thereto.

Contractual Arrangements in Connection with the Corporate Structure of OMH

          The contractual arrangements as summarized below enable SF to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercise effective control over BJHXT, and (3) have an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by PRC laws.

          (1) Services Agreement. SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

          (2) Loan Agreement. SF and BJHXT’s shareholders have entered into a Loan Agreement, pursuant to which SF loaned RMB 5.4 million to Jingui Zhang and RMB 3 million to Zhi Chen and RMB 13.5 million to Yibin Qiang and RMB 8.1 million to Yulin Lin, to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

          (3) Equity Pledge Agreement. SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under the Services Agreement.

          (4) Voting Rights Proxy Agreement. SF, BJHXT and its registered shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

          (5) Exclusive Purchase Option Agreement. SF, BJHXT and its registered shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ACQUISITION PROPOSAL.

PROPOSAL 2:

APPROVAL BY ORDINARY RESOLUTION OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE
CAPITAL TO US$63,000 DIVIDED INTO 60,000,000 ORDINARY SHARES OF A PAR VALUE OF
US$0.001 EACH AND 3,000,000 PREFERRED SHARES OF A PAR VALUE OF US$0.001 EACH
(THE “CAPITAL INCREASE PROPOSAL”)

General

          Our board of directors is requesting shareholder approval to increase our authorized share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each. A copy of our draft Amended and Restated Memorandum and Articles of Association as amended pursuant to this proxy statement is attached hereto as ANNEX C.

          In the Share Purchase Agreement, we agreed to take all action necessary to cause a meeting of our shareholders to be held for the purpose of approving the Share Purchase Agreement and the transactions and other matters as contemplated or necessitated by the Share Purchase Agreement. Receipt of the requisite shareholder approval of such matters is a condition to the obligations of the OMH shareholders and other parties to consummate the Acquisition.

          Currently, we have share capital of US$21,000.00 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 1,000,000 preferred shares of a par value of US$0.001 each. As of January 2, 2009, we had 6,138,500 ordinary shares outstanding and no preferred share outstanding. Furthermore, as of January 2, 2009, there were 5,913,500 outstanding warrants, including 5,013,500 warrants that were issued in our IPO and 900,000 warrants that were held by our founding directors, each for the purchase of one share. In addition, in connection with our IPO, we issued a unit purchase option to the representative of the underwriters which is exercisable for up to a total of 315,000 units. The units issuable upon exercise of this option are identical to those offered by our IPO. Therefore, there are an aggregate of up to 6,613,500 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase option.

          In the Share Purchase Agreement, in addition to the cash consideration in the amount of US$6,000,000 (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), we agreed to issue to the OMH shareholders (i) 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, (ii) subject to the company surviving the Acquisition meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGSAC held in the escrow account will be released to OMH shareholders, and (iii), on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal year ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amount do not accumulate)

2009	RMB 115,600,000 (Approximately US$17 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

          Therefore, assuming the satisfaction of all of the performance criteria, there are an aggregate of up to 15,759,000 ordinary shares that may be issued upon the consummation of the Acquisition and within the certain years thereafter to the OMH shareholders. In addition, our current directors have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition.

          In addition, we have agreed to, upon consummation of the Acquisition, issue 120,000 ordinary shares to Greatace Consultant Limited as compensation for the due diligence work they conducted for the Acquisition at the direction of the Company.

          The additional ordinary shares to be authorized by approving the Capital Increase Proposal would have rights identical to our currently outstanding ordinary shares. The preferred shares to be authorized by approving the Capital Increase Proposal would have such designations, powers, preferences and rights as may be designated by the board of directors in the future. Adoption of the Capital Increase Proposal and issuance of the ordinary shares would not affect the rights of the holders of our currently outstanding ordinary shares, except for effects incidental to increasing the number of our ordinary shares outstanding, such as the potential future dilution of the earnings per share and voting rights of current holders of ordinary shares.

Board of Directors of the Combined Company

          The authorized ordinary shares of the Company remaining available is insufficient to permit the issuance of shares potentially required for the Acquisition and in any event will not be sufficient to enable us to respond to potential business opportunities and to pursue important objectives that may be anticipated. Accordingly, our board of directors believes that it is in the best interests of us and our shareholders to increase the authorized share capital, as described above. The board believes that the availability of such shares will provide us with the flexibility to issue such shares for proper corporate purposes that may be identified by the board from time to time, such as financings, acquisitions, strategic business relationships or share dividends. Further, the board believes the availability of additional shares of capital will enable us to attract and retain talented employees through the grant of share options and other share-based incentives. The issuance of additional shares of capital may have a dilutive effect on earnings per share and, for a person who does not purchase additional shares to maintain his or her pro rata interest, on a shareholder’s percentage voting power.

          The authorized shares of capital in excess of those issued from time to time will be available for issuance at such times and for such corporate purposes as the board may deem advisable without further action by our shareholders, except as may be required by applicable laws or the rules of any stock exchange or national securities association trading system on which the shares may be listed or traded. Other than as described above, we do not have any present agreement, understanding, commitment or arrangement which would result in the issuance of the newly authorized ordinary shares or preferred shares sought under this proposal. The board does not intend to issue any ordinary shares or preferred shares except on terms which the board deems to be in the best interests of us and our then-existing shareholders.

          We could also use the additional ordinary shares and preferred shares that would become available for issuance if the proposal is adopted to oppose a hostile takeover attempt or to delay or prevent changes in control or management of the Company. For example, without further shareholder approval, the board could strategically sell ordinary shares in a private transaction to purchasers who would oppose a takeover or favor the then current board.

Vote Required to Approve the Capital Increase Proposal

          The approval by ordinary resolution of the Capital Increase Proposal will require the affirmative vote of a majority of the shares voted on the Capital Increase Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Capital Increase Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Capital Increase Proposal.

          In connection with the vote required for the Capital Increase Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal.

          We will not present the Capital Increase Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Capital Increase Proposal will be effectuated upon the consummation of the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE
“FOR” THE CAPITAL INCREASE PROPOSAL.

PROPOSAL 3:

APPROVAL BY SPECIAL RESOLUTION OF AN AMENDMENT TO CGSAC’S AMENDED AND
RESTATED MEMORANDUM OF ASSOCIATION TO CHANGE
THE CORPORATE NAME OF THE COMPANY
TO OLYMPIA MEDIA HOLDINGS LIMITED
(THE “NAME CHANGE PROPOSAL”)

General

          Our board of directors is requesting shareholder approval for the amendment of our Amended and Restated Memorandum and Articles of Association to change the corporate name of the Company to China TopReach Inc.

          In the Share Purchase Agreement, we agreed to take all action necessary to cause a meeting of our shareholders to be held for the purpose of approving the Share Purchase Agreement and the transactions and other matters as contemplated or necessitated by the Share Purchase Agreement. The board of directors believes that the change of our corporate name to “China TopReach Inc.” upon the consummation of the Acquisition will better represent the operations of the combined company.

Vote Required to Approve the Name Change Proposal

          The approval by special resolution of the Name Change Proposal will require the affirmative vote of the holders of at least two-thirds of the shares voted on the Name Change Proposal. Any shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal.

          In connection with the vote required for the Name Change Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of our shares voted with respect to such proposal.

          We will not present the Name Change Proposal unless our shareholders approve each of the Acquisition Proposal and Capital Increase Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE NAME CHANGE PROPOSAL.

PROPOSAL 4:

THE APPROVAL BY SPECIAL RESOLUTION OF CERTAIN AMENDMENTS TO OUR MEMORANDUM AND
ARTICLES OF ASSOCIATION, WHICH AMENDMENTS WILL INCLUDE (I) THE REMOVAL OF ARTICLE 168
THROUGH ARTICLE 173 FROM OUR AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
(AND A CONSEQUENTIAL CHANGE TO ARTICLE 163 TO REMOVE A CROSS-REFERENCE TO ARTICLE 171),
WHICH, AMONG OTHER BLANK CHECK COMPANY RESTRICTIONS, REQUIRES US TO LIQUIDATE AND DISSOLVE
FOLLOWING THE REDEMPTION, (II) THE INSERTION OF PROVISIONS THAT WILL REQUIRE US TO REDEEM
THE IPO SHARES FOR CASH AS SOON AS POSSIBLE FOLLOWING THE GENERAL MEETING, AND IN ADDITION
TO SUCH REDEMPTION, DISTRIBUTE TO HOLDERS OF THE IPO SHARES ONE ORDINARY SHARE FOR EVERY
FORTY IPO SHARES REDEEMED (THE “REDEMPTION”) AND (III) THE INSERTION OF PROVISIONS
THAT WILL PROVIDE FOR THE CREATION OF A NEW CLASS OF ORDINARY SHARES CALLED CLASS A ORDINARY SHARES.
THE CLASS A ORDINARY SHARES WILL HAVE THE SAME RIGHTS, PREFERENCES AND PRIVILEGES AS OUR
CURRENT ORDINARY SHARES. HOLDERS OF OUR ORDINARY SHARES AND CLASS A ORDINARY SHARES WILL VOTE TOGETHER
AS ONE CLASS ON ALL MATTERS (INCLUDING THE ELECTION OF DIRECTORS) SUBMITTED TO A VOTE OF
THE SHAREHOLDERS. HOWEVER, THE FOUNDER SHARES AND THE CLASS A SHARES WILL NOT
PARTICIPATE IN THE REDEMPTION (COLLECTIVELY, “PROPOSAL 4”
OR THE “AMENDMENT PROPOSAL”);

Distribution of the Trust Account

          If the Amendment Proposal is adopted, the Company intends to proceed with the redemption of the IPO Shares and distribute the amounts in the Trust Account promptly after January 29, 2009. As of November 30, 2008, there was approximately US$40,371,031 (approximately US$8.05 per IPO Share) in the Trust Account. Only holders of the IPO Shares are entitled to receive proceeds from the distribution of the Trust Account. Certain of our executive officers have agreed to indemnify us against any claims of vendors or creditors, to the extent that we failed to obtain valid and enforceable waivers from such entities, that are owed money by us for services rendered or products to ensure that the proceeds in the Trust Account are not reduced by claims by creditors, if any, for services rendered or products sold to us that would reduce the amount of the funds in the trust. The indemnification described above may not effectively mitigate the risk of creditors’ claims upon the amounts distributed to the shareholders from the Trust Account. Under Cayman Islands law, in limited circumstances, holders of the IPO Shares could be required to return a portion of the distributions that they receive up to their pro rata share of the liabilities not so discharged, but not in excess of the total amounts that they separately receive.

          If the Amendment Proposal is not adopted, the automatic redemption and subsequent liquidation and dissolution process is set out below, under the heading “Dissolution if the Amendment Proposal Is Not Approved”.

CONTINUATION OF THE COMPANY FOLLOWING THE REDEMPTION OF THE IPO SHARES

General

          Our board of directors has determined that it would be in the best interests of our remaining shareholders to (i) continue our corporate existence after the redemption of the IPO Shares and the distribution of the Trust Account, rather than immediately liquidate and dissolve as required by our Amended and Restated Memorandum and Articles of Association, and (ii) retain the Company’s current management while the Company continues to seek acquisition targets. The purpose of the Amendment Proposal is to accomplish these goals, by modifying our Amended and Restated Memorandum and Articles of Association to (i) eliminate the provision which, among other blank check company restrictions, requires us to immediately liquidate and dissolve following the redemption of the IPO Shares and the distribution of the Trust Account and to (ii) revise our capital structure through the Exchange and the Redemption. Following the Exchange and the Redemption, we intend to pursue the acquisition of one or more operating companies.

Exchange

          If the Amendment Proposal is approved, the Company will implement the Redemption and the Exchange. The Exchange encompasses two related actions. First, the Company will issue one Class A ordinary share for each Founder Share to the holders of the Founder Shares. It is intended that the Founder Shares would then be subsequently repurchased by the Company. Founder Shares refer to the 1,125,000 ordinary shares that were issued to our founders prior to our IPO. Holders of the IPO Shares will not participate in the Exchange. Following the Redemption and the Exchange, the founders will own 100% of the Class A Ordinary shares and approximately 90% of the Company’s aggregate outstanding ordinary shares.

Redemption

          Following the approval of the Amendment Proposal and implementation of the Exchange, the Company will effect the Redemption. Under the terms of the Redemption, all IPO Shares will be redeemed and you will be entitled to receive (i) cash equal to a pro rata portion of the proceeds in the Trust Account, which as of November 30, 2008 is equal to approximately US$8.05 per share and (ii) one ordinary share for every forty IPO Shares that are redeemed. The Class A Ordinarys Shares (which were previously the Founder Shares) will not participate in the Redemption. Following the Redemption, the previous holders of the IPO Shares will own approximately 10% of the Company’s aggregate outstanding share capital. If the Amendment Proposal is approved, the Exchange is expected to occur as soon as practicable after the Extraordinary General Meeting.

Future Acquisition Plans

          If the Amendment Proposal is approved, the Company intends to pursue the acquisition of one or more operating companies, subject to several important factors, including the availability of financing and the role and level of involvement of the Company’s current board of directors and management in the Company’s merger transaction. We cannot assure you that we will be able to acquire an operating business. As an alternative, the Company might seek to obtain value from its status as a public shell through a sale to or combination with an operating company seeking such status as a means of “going public.” As of the date of this proxy statement, the Company has no arrangements in place with any acquisition candidates, other than with OMH, and will not engage in the active identification and pursuit of potential acquisitions unless and until our shareholders approve the Acquisition Proposal or the Amendment Proposal at the Extraordinary General Meeting. Currently, it is anticipated that the members of the Company’s board of directors will continue to serve as directors of the Company through the date of the Extraordinary General Meeting.

          In the event that the Amendment Proposal is approved and the company subsequently enters into a definitive agreement to acquire an operating company, we believe the acquisition would not necessarily require shareholder approval, even if it constituted a change in control of the Company, provided that the Company’s ordinary shares is not then listed on a national exchange and the acquisition is structured so as not to require a shareholder vote under the law of the Cayman Islands. Accordingly, you may not be entitled to vote on any future acquisitions by the Company.

Need For Additional Capital

          The board of directors anticipates that the Company will need to raise capital to fund ongoing operations, including the compliance cost of continuing to remain a public reporting company, and to fund the acquisition of an operating business. On September 30, 2008, we had approximately US$170,054 in cash outside the trust account. Our balance sheet as of that date reflected total liabilities of approximately US$828,019, including the underwriters’ deferred compensation equal to US$802,160.

          The Company does not currently have any specific capital-raising plans. We may seek to issue equity securities, including preferred securities for which we may determine the rights and designations, ordinary shares, warrants, equity rights, convertibles notes and any combination of the foregoing. Any such offering may take the form of a private placement, public offering, rights offering, other offering or any combination of the foregoing at fixed or variable market prices or discounts to prevailing market prices. We cannot assure you that we will be able to raise sufficient capital on favorable, or any, terms. We believe that the issuance of equity securities in such a financing will not be subject to shareholder approval if the Company’s ordinary shares are not then listed on a national exchange or traded on Nasdaq. Accordingly, you may not be entitled to vote on any future financing by the Company. Moreover, shareholders have no preemptive or other rights to acquire any securities that the Company may issue in the future.

          If the Company is deemed to be a “blank check company” for the purposes of the federal securities laws, regulatory restrictions that are more restrictive than those currently set forth in the Company’s Amended and Restated Memorandum and Articles of Association may apply to any future public offerings by the Company. For more information, see the section below entitled “-Potential Application of Rule 419 under the Securities Act to Future Public Offerings.”

Possible Status as “Shell Company” Under the Federal Securities Laws

          Following stockholder approval of the Amendment Proposal and subsequent redemption of the IPO Shares, we will be deemed a “shell company” under the federal securities laws. A “shell company” is a public reporting company that has no or nominal assets (other than cash), and no or nominal operations. Shell companies are subject to certain special rules under the federal securities laws, including:

•	specific disclosure requirements on Form 8-K upon the consummation of a transaction that effects a change in control or changes the shell company into a non-shell company, as discussed further below;

•

limitations in the use of certain short-form registration statements under the Securities Act while a shell company, including Form S-8 registration statements used in connection with employee benefit plans;

•	ineligibility for certain streamlined procedures and publicity rules in connection with public offerings while a shell company and for a period of three years thereafter; and

•	unavailability of the resale provisions of Rule 144 of the Securities Act until one year following the Form 8-K disclosure described above.

In addition, we may be deemed a “blank check company” under the federal securities laws, which could result in restrictions on any future public offerings of our securities, as further described below.

Potential Application of Rule 419 under the Securities Act to Future Public Offerings

          Depending on the timing and nature of our future capital-raising activities, we could become subject to even more onerous restrictions regarding the handling of any future public offering proceeds than those set forth in our Amended and Restated Certificate of Incorporation regarding the proceeds of our IPO. Following the amendment of our Amended and Restated Memorandum and Articles of Association and the redemption of the IPO Shares, we will be deemed a “blank check company” for the purposes of Rule 419 promulgated under the Securities Act of 1933 (the “Securities Act”). Rule 419 imposes strict restrictions on the handling of the proceeds received, and securities issued, in an offering registered under the Securities Act by a “blank check company” as defined in Rule 419, including a mandatory escrow of the offering proceeds, a process of stockholder “reconfirmation” when a business combination is announced and a ban on the trading of the securities sold, pending the consummation of a business combination, which must occur within 18 months of the offering. Rule 419 defines a “blank check company” as:

•

a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

          There are several bases on which exemptions from the application of Rule 419 exist, including raising capital through a private offering exempt from registration under the Securities Act, raising net proceeds in excess of US$5 million in a public offering that is a firm commitment underwritten offering and raising capital in a public offering in connection with the acquisition of an identified company. Although the Company intends to conduct any future capital raising in a manner that is exempt from Rule 419, there can be no assurances that any future capital raising transactions will qualify for such an exemption.

Status of Outstanding Warrants Following the Extraordinary General Meeting of Shareholders

          If the Amendment Proposal is not approved, upon the occurrence of the Prescription Date, the Company will be required to automatically redeem the IPO Shares and, following completion of this process, immediately commence proceedings to liquidate and dissolve and your warrants will become worthless. If the Amendment Proposal is approved, the Company will continue its corporate existence without any of the blank check company restrictions previously applicable to it and the warrants, including 900,000 warrants issued to our initial shareholders, will remain outstanding in accordance with their terms. It is the Company’s position that the warrants will become exercisable upon the consummation of any business combination following shareholder approval of the Amendment Proposal. Outstanding warrants may adversely affect the ability of the Company to attract new investors or otherwise obtain financing and may make it more difficult to effect future acquisitions. For information about the warrants, see “Description of Securities.”

Redemption, Liquidation and Dissolution if the Amendment Proposal Is Not Approved

          If the Amendment Proposal is not approved by the shareholders, then on January 29, 2009 the IPO Shares will be automatically redeemed at a price per IPO Share that is equal to a pro rata portion of the proceeds in the Trust Account, which as of November 30, 2008 is equal to approximately US$8.05 per IPO Share. As part of this process, the IPO Shares will be cancelled.

          Immediately following the redemption of the IPO Shares, the Company will be liquidated, in the same way as if the shareholders had formally voted to approve our voluntary liquidation under the Cayman Islands Companies Law. At that time liquidators will be appointed to the Company, who will have the responsibility of liquidating the company’s affairs, ensuring that the Company’s creditors have been paid, or appropriate provision or arrangements have been made for their payment, and ultimately dissolving the Company. The directors’ powers will be suspended upon the appointment of the liquidators.

          The liquidators will give at least 21 days’ notice to creditors inviting them to submit their claims for payment, by notifying known creditors (if any) and by placing a public advertisement in the Cayman Islands Gazette and taking any other steps the consider appropriate after which the assets of the company would be distributed. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company will be dissolved.

Interests of our Directors and Officers in the Proposals

When you consider the recommendations of the Company’s board of directors in favor of the proposals, you should keep in mind that the Company’s initial shareholders, directors and officers (“Inside Shareholders”) have interests in the proposals that may be different from, or in addition to, your interests as a stockholder.

Control of the Company

          If the Amendment Proposal is approved and implemented, Inside Shareholders will own approximately 90% of the Company’s outstanding shares of capital and will effectively control the Company. As such, Inside Shareholders will control the operations of the Company and benefit from any positive developments relating to the Company.

Compensatory Arrangements for Board of Directors and Management

          All of the current members of the Company’s board of directors and management are expected to continue to serve in their current positions following stockholder approval of the Amendment Proposal and the trust account distribution. While the Company’s officers and directors do not currently receive any compensation for services rendered to the Company, the Company has made no determinations regarding compensation for its directors or officers following stockholder approval of the Amendment Proposal.

Securities Held by Insider Shareholders

          If the Amendment Proposal is not approved, upon the occurrence of the Prescription Date, the Company will automatically redeem the IPO Shares and, following completion of this process, immediately commence proceedings to dissolve and liquidate following distribution of the amounts in the trust account. In such event, the securities underlying the units sold to in a private placement and the ordinary shares issued to our executive officers and directors at a price per share of approximately US$0.02 prior to our IPO will be worthless because such individuals are not entitled to receive any of the net proceeds of our IPO that may be distributed upon liquidation with respect to the securities previously purchased by them. Accordingly, our officers and directors who acquired securities prior to our IPO will benefit if the proposals are approved because pursuant to the Exchange, each ordinary share held by such shareholder shall be exchanged for one Class A Ordinary Share and they will own approximately 90% of our aggregate outstanding shares of capital.

Potential Interests of the Insider Shareholders in Future Financings and Acquisitions

          Following stockholder approval of the Amendment Proposal and the Redemption, the Company will operate without the blank check company restrictions that are currently set forth in our Amended and Restated Memorandum and Articles of Association. The board of directors anticipates that the Company will need to raise capital to fund ongoing operations, including the compliance cost of continuing to remain a public reporting company, and to fund the acquisition of an operating business. Such a financing may involve existing investors and/or new investors, including officers and directors of the Company. Further, any operating business which the Company may acquire following stockholder approval of the Amendment Proposal, may be affiliated, or have some relationship with, one of our existing officers and directors.

Revision of Capital Structure

General

          Our board of directors believes that it is essential, and in the best interest of shareholders, to retain the Company’s current management while the Company continues to seek acquisition targets. Our management has operated the Company since its incorporation. Each of our executive officers agreed not to take any compensation prior to the consummation of a business combination. In the event the Company’s shareholders do not approve the Acquisition Proposal, our board of directors is concerned that management will consider leaving the Company, which would limit the Company’s ability to pursue acquisitions. Thus, our board of directors believes that the best method to motivate management to remain with the Company and meet the Company’s corporate goals is to increase management’s ownership of the Company’s ordinary shares. Accordingly, our board of directors is proposing to revise the Company’s capital structure as part of the Amendment Proposal. The Company will effect the revision in the Company’s capital structure, which are discussed in more detail below. Following shareholder approval of the Amendment Proposal and the implementation of the Exchange and the Redemption, the percentage ownership of the Company’s outstanding share capital held by our initial shareholders, including our executive officers, directors and affiliates who purchased or received ordinary shares prior to our IPO, will increase from 18.3% to approximately 90% and the aggregate percentage of the Company’s outstanding share capital owned by all other shareholders will decrease from 81.7% to approximately 10%.

Redemption

          Following the approval of the Amendment Proposal, the Company will effect the Redemption which will occur as soon as practicable after the General Meeting. Under the terms of the Redemption, all IPO Shares will be redeemed and you will be entitled to receive (i) [cash equal to a pro rata portion of the proceeds in the trust account], which as of November 30, 2008 is equal to approximately US$8.05 per share and, in addition, (ii) one ordinary share for every forty IPO Shares that are redeemed. The Founder Shares and the Class A Ordinary shares will not participate in the Redemption. Following the Redemption, the previous holders of the IPO Shares will own approximately 10% of the Company’s aggregate outstanding ordinary shares. If the Amendment Proposal is approved, the Exchange is expected to occur as soon as practicable after the Redemption.

Exchange

          If the Amendment Proposal is approved, the Company will implement the Redemption and the Exchange. The Exchange encompasses two related actions. First, the Company will issue one Class A ordinary share for each Founder Shareto the holders of the Founder Shares. It is intended that the Founder Shares would then be subsequently repurchased by the Company. Founder Shares refer to the 1,125,000 ordinary shares that were issued to our founders prior to ourIPO. Holders of the IPO Shares will not participate in the Exchange. Following the Redemption and the Exchange, the founders will own 100% of the Class A Ordinary shares and approximately 90% of the Company’s aggregate outstanding ordinary shares.

Elimination of Blank-Check Restrictions

          The Company is proposing to eliminate the Article 168 through 173 of its Amended and Restated Memorandum and Articles of Association, which includes the blank check company-related provisions. The Company’s Amended and Restated Memorandum and Articles of Association requires us to, upon the occurrence of the Prescribed Date, automatically redeem the IPO Shares and following this process, immediately liquidate and dissolve the Company. In the judgment of our board of directors, the elimination of blank check company restrictions is desirable because it removes the requirement to liquidate and dissolve the Company and allows it to continue as a corporate entity. Additionally, Articles 168 through 173 relate to the operation of the Company as a blank check company prior to the Redemption or consummation of a qualifying business combination. Among these Articles’ provisions is a requirement that IPO proceeds be held in the trust account until a business combination is consummated by the Company or the Prescribed Date has occurred and also requires that the terms of a proposed business combination be submitted for approval by the Company’s shareholders. These provisions would restrict the Company’s ability to pursue the acquisition of one or more operating companies and related financings after the redemption of the IPO Shares.

          The adoption of the Amendment Proposal will require the affirmative vote of two thirds of our ordinary shares that are cast on this proposal at the Extraordinary General Meeting. Shareholders may only vote on the Amendment Proposal as a whole and may not vote on each of the actions individually. A copy of our draft Amended and Restated Memorandum and Articles of Association as amended pursuant to this proxy statement is attached hereto as Annex C.

          The board of directors unanimously recommends that the shareholders vote “FOR” the Amendment Proposal.

PROPOSAL 5:

ADJOURNMENT OF THE MEETING, IF NECESSARY, FOR THE PURPOSE OF SOLICITING
ADDITIONAL PROXIES IN FAVOR OF THE FOREGOING PROPOSALS
(THE “ADJOURNMENT PROPOSAL”)

Proposal

          In the event there are not sufficient votes at the time of the meeting of shareholders to adopt any of the Acquisition Proposal, Capital Increase Proposal or Name Change Proposal, the board of directors may submit a proposal to adjourn the meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Required Vote

          The adoption of the adjournment proposal will require the affirmative vote of the holders of a majority of our shares voted on this proposal at the meeting.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE BUSINESS OF OLYMPIA MEDIA HOLDINGS LIMITED

Business Overview of OMH

          Olympia Media Holdings Limited (“OMH” or the Company) is the leading privately owned aggregator and operator of print media businesses in China. The Company has established a print media network consisting of 13 newspapers with a circulation of approximately 3 million across China, reaching 17 cities covering an aggregate population of 76 million. Together with its on-line newspaper website www.duk.cn, OMH provides advertising service to approximately 2,100 corporate clients annually. OMH usually enters into exclusive contracts for full or partial cooperations with newspapers. Under a fully cooperative contract, the Company manages advertising operation and printing of the newspapers, and provides select content and distribution consultative service to the newspapers. Under a partially cooperative contract, OMH manages part of advertising operations of the newspapers.

          OMH initiated a new cooperation model with newspapers located in Fujian Province in 2005, which allows the Company, upon certain deposits to newspapers, to engage full or partial cooperation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Nonetheless, OMH obtained the right of first refusal to acquire the editorial rights when PRC law permits. To establish a nationwide print media network, OMH only signs up exclusive agreements with either the 2nd or the 3rd largest local newspaper in terms of circulation located in more economically developed urban areas, such as Shenyang, Tianjin and Ningbo. This geographic focus enables OMH to achieve steady growth in advertising revenues driven primarily by increasing personal wealth and urbanization.

          The newspapers with which OMH has contracted focus on the daily life and general interests of local residents, who are attracted by the most up-to-date local news, events and related information. Other popular content include international and domestic news, development of key events with in-depth commentary, sports and entertainment news and events and classified advertisements. Due to the wide variety of interests from readers in these newspapers, the Company has been able to provide advertising services to customers from a number of different industries.

Chinese Media Industry Overview

Size and Growth

          In recent years, the Chinese media industry has achieved attractive growth rates. In 2007, total revenue of the Chinese media industry grew 13.6% to approximately US$63.2 billion. It’s expected that the total revenue will grow 13.1% to approximately US$77.9 billion in 2008, according to Report on Development of Chinese Media Industry 2007~2008. Comparatively, the growth of rate of the media industry in the United States of America between 2002 and 2007 was approximately 6.1%, according to Big Media & Big Vision – Deep Research Report on Media Industry 2008 by Pingan Securities Company Ltd.

          The media industry in China has significant growth potential. The total revenue of Chinese media industry only represented approximately 1.93% of China’s 2007 GDP, while the media industry revenue represented 6.3% of the U.S. GDP and 6.2% of Japan’s GDP, according to Big Media & Big Vision – Deep Research Report on Media Industry 2008 by Pingan Securities Company Ltd. As a percentage of the total worldwide media industry revenue, the U.S. represents approximately 44%, Europe 31.2%, while China accounts for 3.7%, according to The Investment Strategy for Media Industry in the Second Half of 2008 by CITIC Securities Co., Ltd.

Growth Drivers

•	Increasing disposable income driven by rapid and sustained economic growth

          Based on the historical growth of the media sectors in Japan and the U.S., if the GDP per capita exceeds US$3,000, the spending on culture and entertainment increased substantially as a percentage of income. China’s GDP per capita was US$2,558 in 2007, thus the expenditure on entertainment is expected to increase considerably in the near future. (Source: 2008 Interim Investment Strategy Report on Media Industry by Guosen Securities Co., Ltd.)

•	Rapid urbanization

          Rapid economic growth has created substantial wealth in China in recent years, particularly in urban areas, where approximately 44.9% of the total Chinese population, or 593 million people, now reside. The urban population was only 36% in 2001 and 26% in 1990. The unprecedented speed of China’s urbanization is expected to continue since it is estimated that nearly 70% of the population will live in urban areas by 2035, according to the CIA WorldFactBook, August 2008. Historically, advertising spending in China has been highly concentrated in more economically developed urban areas where income per capita is much higher than in rural areas in China. Increasing consumption expenditure caused by urbanization will drive demand for print media. The following table sets forth household consumption expenditure data for the period between 1997 and 2007.

Household Consumption Expenditure in RMB

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Rural	1,722	1,730	1,766	1,860	1,969	2,062	2,103	2,301	2,560	2,847	3,210
Urban	5,823	6,109	6,405	6,850	7,113	7,387	7,901	8,679	9,410	10,423	11,777

Source: China Statistical Yearbook 2008

Print Media Sector in China

Newspapers are Still the Most Popular Information Source in China

          According to the Fifth Chinese National Readership Statistics published by China Publishing Scientific Research Institute, newspaper reading rate in China was 73.8% in 2007, the highest among various information sources. Newspapers in China have the following characteristics:

•	Newspapers continue to be a popular, growing source of news and information for the general population in China;

•	Newspapers are available at relatively low costs and easy to access, helpful to new citizens who have recently moved from rural areas;

•	Newspapers provide a steady target customer base for advertisers, increasing the advertising effectiveness;

•	Newspapers allow advertisers to provide detailed information of their products or service to readers;

•	Newspapers enable readers to retain advertisements in which they are interested in for future reference;

•	Newspaper readers possess a higher average literacy level than the audience for television and radio;

•	Newspapers have special advantage in news reporting, especially for local news, while websites in China have no editing and reporting rights; (Source: Global Times)

•

Newspapers are also more reliable than websites. Only approximately 20% of readers rely on websites for news, and the websites of traditional media companies are the most reliable among all websites. (Source: Global Times)

Growth Drivers for Print Media

•	Low ownership ratio of newspaper

          In China, the newspaper ownership ratio per one thousand people was only 77, which increased from 60 in 2000 but was still lower than the world average ratio of 96. This ratio was approximately 190 in the U.S. and 420 in Japan, according to Report on Development of Chinese Media Industry 2007~2008. The low ownership ratio of newspaper in China presents demand for variety of newspaper and increase in circulation, especially for city newspapers.

•	Increasing literacy rate in China

          According to Report on China’s Human Development 2007~2008 issued by the United Nations on November 16, 2008, compulsory education has covered all of China, and Chinese adult literacy rate reached 90.7%, well above the world average adult literacy rate of 78%. The increasing literacy rate is a meaningful indicator that an expanding demographic base would be newspaper readers.

Size and Growth

The following chart illustrates composition of total revenues of China’s media sector:

2007 Chinese Media Revenue Category

          Source: Report on Development of China’s Media Industry 2007-2008

2007	Newspaper		Magazine		Total Print Media

	Revenue (US$ in billion)%		Revenue (US$ in billion)%		Revenue (US$ in billion)%

Advertising	5.08	60%	0.42	17%	6.10	51%
Circulation	3.39	40%	2.12	83%	5.91	49%
Total	8.47	100%	2.54	100%	12.01	100%

          Source: Report on Development of China’s Media Industry (2007-2008)

               The advertising revenues of Chinese newspapers have grown at a CAGR of 17% for past ten years. In 2007, the total advertising revenues of Chinese newspapers were approximately US$5 billion, compared with advertising revenues of approximately US$42 billion in the U.S, according to Newspaper Association of America. According to the latest advertising market report issued by CTR, the advertising revenues of newspapers already reached US$5.5 billion for the first three quarters in 2008, while the total Chinese advertising revenue was approximately US$38 billion.

Chinese Newspaper Advertising Revenues

Source: CITIC Securities Co., Ltd, The Investment Strategy for Media Industry in the second half of 2008, 2008

Chinese Newspaper Industry Presents Attractive Consolidation Opportunity for Private Players

•

High fragmentation. There were approximately 1,938 newspapers in China as of 2006, the largest number in the world, according to Report on Development of China’s Media Industry 2007-2008, while there were approximately 1,400 newspapers in the U.S., according to Morgan Stanley Research. However, the average advertising revenue per Chinese newspaper was only approximately US$2 million a year, while it was approximately US$33 million in the U.S.

•

Limitation on scale. Chinese newspaper companies have limited ability to acquire newspapers in different cities and regions due to local protection and legacy administration practice. Such limitation impedes Chinese publishers from increasing in size and building a nationwide network.

The Opening-up in China’s Media Industry

          In recent years, China has begun reforming and opening up the traditional media industry thus creating large opportunities for private investments and public exits from this industry. Compared with other state-owned monopoly industries in China, Chinese media industry is deemed as the “Last Gold Mine”.

          In March 2003, the Chinese Communist Party (CCP) Central Committee assigned nine regions including Beijing, Shanghai, Chongqing and Zhejiang to pilot the reform of China’s cultural system.

          In January 2006, the CCP Central Committee and the State Council published “Certain opinions for deepening the reforms of cultural system”. It said the country had to “make it a priority to develop a number of strong, competitive and influential cultural enterprises, support and encourage large state-owned cultural enterprises to carry out cross regional and cross-media merger and restructuring, and encourage cross holdings of the operating subsidiaries media entities within the same region. We will strongly promote the adjustment of the ownership structure in the cultural arena, with state ownership as the main form, but will encourage and support non-state capital to enter areas of the cultural industry where policy allows, thus gradually creating a cultural industry that is led by state-owned capital but developed by various forms of ownership. We will push to improve cultural industries, with the help of advanced technology.”

          In May 2007, the Propaganda Department of the Chinese Communist Party published the “Report on China’s reform of cultural institutions”. The document notes that “when the news media entity changes its structure, especially when entering into a joint venture with capital from outside the industry, it must on the one hand follow investment and financing rules, emphasizing that outside capital cannot enter into the propaganda business, and on the other hand ensure increased value for state owned assets and cultural security at the same time.” The document also sets the goals for the reform of the cultural system. “Our objectives are to allow various types of investors, to encourage cross holdings of legal entities, to promote the reform of ownership, to break through industry boundaries, to promote the consolidation of resources, to create a number of large and competitive cultural entities and groups, some of which will be listed on the stock market if their conditions are right, so that they can become strategic investors in the cultural industry, and take pole position in market development. We aim to set concrete rules to give preferential policy and resources support to the pioneer entities and regions in the cultural region, to ensure that the early movers will reap the early benefits and that they will not be disadvantaged.”

          From the “report” and the “opinions” referred to above, it can be concluded that the Chinese government favors nurturing strong cultural enterprises with favorable policies and resources, and, to a certain extent, creating organic integration with capital and industry. This means allowing and encouraging quality cultural enterprises to grow with the help of capital markets, and the consolidation of other cultural resources.

Strengths of OMH

Integrated print media service platform

          The Company has gained significant experience and knowhow in meeting the demands of advertisers, readers and newspapers, and achieving continued growth in advertising revenues. OMH provides integrated planning service for newspapers and advertisers to attract more readers. Such integrated service platform enables OMH to hold competitive advantages over advertising agencies, gain and maintain long-term cooperation relationships with local newspapers, and retain preference of its readers.

First mover as a private aggregator of newspaper operations

          OMH pioneered the business model to engage full or partial cooperations with newspapers through exclusive contracts and was the first private company to run operations for newspapers in Fujian Province. Furthermore, no other company has successfully executed this business model and established a network as OMH did with 13 newspapers across China. OMH also obtained right of first refusal to acquire the editorial rights when PRC law permits, which positioned OMH strategically to become a full scale print media company.

Proven track record in print media sector

          By successfully cooperating with 13 newspapers, the Company has built a solid reputation in the print media sector. As it expands business into new regions, OMH carefully selects newspapers with thorough research and gradually increases the range of cooperation it contracts. The newspapers in which the Company is interested are usually the 2nd or the 3rd largest by circulation in more economically developed cities and regions. After gaining substantial understanding of attributes of the new markets, the Company will take a further step to engage comprehensive cooperation with the newspapers, including content planning, advertising, printing and distribution consultative service. Additionally, OMH assists newspapers in analyzing local competitive landscape and increasing newspaper circulation. As a result, the Company has achieved increasing income by 37% on average in the year after cooperation for newspapers with which it entered contract for either comprehensive or partial cooperation. Such proven track record helps OMH expand into new regions.

Considerable barriers to entry

          OMH’s business model and solid reputation in the print media sector present considerable barriers to entry. First, significant amounts of capital must be deposited in advance to newspapers. In addition, a team with rich experience in content providing and planning, advertising, print and distribution consultative service must be in place to assume operations from the very beginning. Due to years of successful operating experience with newspapers, the management team of OMH has build up impressive track record in Chinese newspaper sector. A proven track record is critical for newspapers when considering potential cooperation partners and is hard to replicate within a short period.

Extensive yet scalable nationwide network

          The Company currently contacts exclusively with 13 newspapers for either comprehensive or partial cooperation across China. The newspapers have a circulation of approximately 3 million, while the network reaches

17 cities with an aggregate population of approximately 76 million. OMH initiated the business model with newspapers in Fujian Province in 2005, by depositing certain amounts with newspaper to engage full or partial cooperations except final editorial right which is restricted by law. The Company has successfully rolled out this model with 13 newspapers and is in discussion with a number of newspapers in different cities and regions. Given the large number and highly fragmented nature of Chinese newspaper segment, the Company can build up an extensive network with its effective business model.

Unique, comprehensive database system

          OMH has created a proprietary database management system MAITS (Media Advertisement Information Tracking System). The system is fully integrated with the full range of service at OMH, including content planning, advertising, printing and distribution consultative service. OMH believes that further improving the platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process. Furthermore, using MAITS to collect and analyze comprehensive data such as advertising rates for newspaper space in each local market where it operates, OMH is able to attract advertisers by assuring effectiveness of their advertisements.

Complementary newspapers website

          As a complementary means to the print media business, the newspaper website (www.duk.cn) allows OMH to reduce costs associated with printing and distribution, increase advertising revenues by selling online spaces and cross-sell its services in other media sectors. Combined with websites managed by newspapers with which OMH contracted, the website also provides OMH the ability to report important news and related follow-ups in a timely fashion.

Devoted, seasoned management team

          The management team of OMH has extensive experience and industry knowledge in the Chinese print media sector. All the executive directors of OMH have more than ten years of experience in the print media industry. The management team has also demonstrated the ability to identify growth opportunities and expand into new business areas. OMH believes that the experience and knowledge of its management are essential for OMH to maintain its leading position and competitiveness.

Strategies of OMH

Expand and diversify print media business through contracting with additional newspapers

          The primary business objective of OMH is to become the leading media company in China. With its track record of successful cooperations with 13 newspapers, OMH plans to continue the success by contracting with more newspapers in different cities. OMH will evaluate targeted newspapers with which OMH believes can further enhance its leading position while providing an attractive return on investment. When evaluating potential newspaper targets, OMH will consider factors such as position in local markets, growth opportunities and earnings prospects. Currently, OMH is in negotiation with over 20 potential newspapers in different cities and regions.

Achieve comprehensive cooperations with additional newspapers

          As of November 30, 2008, OMH has entered into exclusive contracts with 13 newspapers to engage full or partial cooperations. Southeast Express and Lifestyle Express, two of 13 newspaper, with which OMH has currently engaged in comprehensive cooperations, while the other eleven newspapers are contracted for partial cooperation. After gaining additional knowledge of local markets, OMH may increase the range of cooperations with the other eleven newspapers to continue growth.

Continue to improve content of newspapers and design of advertisement

          Capturing high quality content and enhancing advertising design and planning will continue to be the focus of OMH. The Company will continue to emphasize cooperation with newspapers focused on the local lifestyle and culture. To stay competitive in local markets, OMH intends to improve advertising quality, provide more valuable content, attract more talent and increase production capacity.

Expand coverage of MAITS and other technology upgrades to support future growth

          Currently, MAITS has covered approximately 40 competing media targets in various cities where OMH operates. In conjunction with its business expansion nationwide and strengthening its dominant position in these cities, OMH plans to progressively implement MAITS in all cities where it has a footprint. The complete coverage of MAITS in cities and regions where OMH reaches can provide comprehensive analysis of advertising information to customers aiming to advertise in different locations in China.

          Furthermore, OMH believes that further improving and upgrading its integrated operating platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process, from product research to customer service.

Strengthen staff training and service quality

          OMH believes that employees are valuable assets of the Company. It emphasizes training of employees and encourages employees to actively take any form of continuing education. The Company deems that high quality work is closely associated with the knowledge and skill set of its employees.

Business model and services

          The core business of OMH includes providing content to newspapers, advertising planning and managing advertising spaces, and printing and distribution consultative service of newspapers. As it expands into new regions, OMH carefully selects newspapers with thorough research and gradually increases the scope of cooperation it contracts. Additionally, OMH assists newspapers in analyzing the local competitive landscape and increasing newspaper circulation.

          The following diagram illustrates the business model of OMH:

          As of November 30, 2008, OMH has entered into exclusive contracts with the following newspapers:

Newspaper Name	Items with Exclusive/Special Agency Right	Distribution Cities	Reader Size	Circulation	Local Ranking	Term of Contract

Shenyang Evening	Advertising, special editions	Shenyang	600,000	300,000	No. 2	3 years

Southeast Express	Advertising, content providing, distribution printing	Fuzhou, Xiamen	800,000	280,000	No. 2	30 years

Lifestyle Express	Advertising, content providing, distribution, printing	Kunming	800,000	250,000	No. 2	30 years

Yan Zhao Du Shi Daily	Classified advertising, small banner advertising, centre seam advertising distribution	Tangshan, Qinhuangdao	700,000	500,000	No. 1	3 years

Southeast Business	Educational advertising, Classified advertising (special agency right)	Ningbo	550,000	250,000	No. 3	3 years

Jinhua Daily, Jinhua Evening	Classified advertising	Jinhua	700,000	250,000	No. 1	3 years

Modern Life Daily	Real estate, automobiles, decoration advertising	Nanning, Beihai, Qinzhou, Guilin	450,000	200,000	No. 2	2 years

Dalian Daily	Real estate, decoration advertising	Dalian	500,000	200,000	No. 2	5 years

Wuhan Morning	Classified advertising, small banner advertising	Wuhan	600,000	250,000	No. 3	1 year

Metro Express	Second-hand property, retailing advertising, deluxe edition advertising	Tianjin	375,000	180,000	No. 3	3 years

Holiday 100	Real estate advertising	Tianjin	585,000	170,000	No. 1 (Weekly)	1 year

Xiamen Business	Real estate advertising, classified advertising, small banner advertising, special edition advertising second-hand property advertising	Xiamen	400,000	150,000	No. 4	2.5 years

Provide select contents

          OMH provides select content to newspapers with which OMH has exclusively contracted. As of September 30, 2008, OMH had approximately 190 professionals engaged in planning and providing contents to 13 newspapers. These professionals are classified into several groups according to different newspaper categories, including local news, economics, culture and education, and special editions, such as real estate, information technology and automobiles.

          OMH also publishes the newspaper contents through its online publishing website, www.duk.cn. As an important supplementary media, the website publishes up-to-date news and follow-ups on a timely basis by cooperating with the websites of the contracted newspapers. The emphasis of the newspapers is the daily life of local citizens and their general interest, such as first hand local news and events.

          The newspapers with which OMH exclusively contracted have final editorial decision right which is currently restricted from foreign ownership under Chinese laws. However, OMH has received the option to acquire any or all of its editorial and publishing rights of the newspapers, when such ownership is permitted by law.

Advertising

          In addition to providing advertising services to its advertisers, OMH’s unique advantage over advertising agents is to offer integrated planning for newspapers and advertisers through balancing the newspaper contents with numerous advertisements. Such knowhow enables OMH to attain synergy between advertisers and the balanced content to its readers. As of September 30, 2008, OMH had total of 457 advertising employees, including 73 advertising design employees. The advertising team has been further divided into several groups that according to the industry classification of its advertisers, such as real estate, healthcare, automobile and consumer products. The content planning and advertising teams work closely to explore advertising opportunities and capture valuable news leads.

          To generate more advertising contracts, OMH has organized a series of exhibitions and events one to two times per week with the local newspapers with which OMH has exclusively contracted. Such exhibitions and events have considerable influence in industries in which OMH’s advertising clients operate, such as real estate, automobiles, and supermarkets. The increasing degree of influence of the local newspapers in those industries drive up the demand of advertisement on the newspapers. OMH also expands the advertising business through partnership with 4A (American Association of Advertising Agencies) companies. OMH is invited to the company introduction meetings held by 4A companies every year. Attending such meetings provides OMH the opportunity to directly contact with international corporations that plan to expand into cities where OMH operates.

          Furthermore, OMH supports its subsidiaries and branches operating in other provinces by providing ideas and analytical reports. The MAITS system has been installed to monitor advertising performance of its major rivals’ advertisement. Results from the MAITS system enable OMH to better serve its advertisers with valuable and real-time information, and also respond quickly to any competitor’s actions. Additionally, OMH performs sample survey of customers to evaluate the advertising effects of every kind of advertisement adopted by advertisers. Based on results of such sample survey, OMH will revise the advertising strategy to improve its effectiveness for advertisers.

Distribution consultative service

          Besides its content providing and advertising operations, OMH also provides distribution consultative service to newspapers with which OMH has contracted. With the purpose of achieving effective circulation, OMH assists newspapers in distribution management and staff training. In order to reach more readers to maximize the newspaper coverage, OMH helps newspapers with which it contracted to design and adjust the distribution routes and the number of delivery persons whenever necessary. Furthermore, OMH provides creative ideas to newspapers with the intention of increasing circulation, such as pioneering the “rent” concept, which allows subscribers to pay only 1/3 of the annual subscription fee by returning the old newspaper to OMH. The Company also offers free newspapers to select hotels, restaurants, banks, hospitals, and etc. In addition to participating in advising the distribution process, OMH also helps newspapers on training the distribution staff. In return, the close relationship with distribution departments allows OMH to obtain first-hand personal information of readers through subscription and to further improve the result of the consultative service.

Event organizing

          In addition to the print media services, OMH organizes or assists its advertisers in organizing a series of events for readers. The principal purpose of such events is to attract considerable amount of readers to participate, and subsequently bring benefits to the advertisers. Events successfully organized by OMH include personal finance consultation, wedding exhibition, automobile exhibition and real estate property visits. For instance, OMH has organized wedding exhibitions in several cities. Couples considering marriage sign up and leave contact information. Advertisers in business of decoration, furniture and wedding photography contracted with OMH for advertising services. Furthermore, OMH dispatches staff focusing on content providing and planning to obtain ideas and suggestions following the events. As a result of holding such events, OMH effectively assists advertisers in increasing sales, which in turn helps increase the advertising revenue of newspapers.

          In order to organize events successfully, OMH has set up numerous clubs aimed to collect and maintain its readers’ general information, such as 3C Customer Club and Southeast Cars Club. OMH also partners with other clubs to reach more readers.

Newspaper website

          The newspaper website (www.duk.cn) (“Duk.cn”) is a website developed and maintained by OMH to publish electronic newspapers and magazines. The website was created in February 2006. In addition to OMH’s print media business, the creation of the website enables OMH to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell its services in other media sectors. In June 2007, Duk.cn was titled one of the top ten creative websites honored by the Internet Society of China. In 2008, Duk.cn was ranked the 3rd in websites for electronic newspaper and magazines in China according to IResearch 2007 report. As of September 30, 2008, OMH has partnered with 48 newspapers and 464 magazine companies, and has published over 10,000 categories of electronic magazines. By adding more value to OMH’s existing businesses, the website also provides online advertisement services, which will be sold to its advertisers in package form when they contracted with them.

          Combining with websites managed by newspapers with which OMH contracted, Duk.cn provides news on a timely basis to attract attention. Currently, it has a daily click rate of over 500,000 and has approximately 2.2 million registered users. Duk.cn was honored by the National News Publishing Office as “The most popular web 2.0 website in 2006”, “The most potential project in Internet in China” and “The best website for investment”.

Media Advertisement Information Tracking System (“MAITS”)

          MAITS is a proprietary web-based system used to track daily media content and advertisement information. There are 43 employees hired by OMH to collect advertising information from 40 media targets, maintain the MAITS system, conduct data mining, research and provide analytical reports for management decision making. MAITS contains original data of each monitored media for advertisement by industry and major advertiser on newspapers monitored across China, such as the scale, pattern, space, price, content and layout.

          In addition to providing analytical reports, MAITS staff supports all of OMH’s services. Their research activities include producing project feasibility studies for internal use or for its clients. They also collect, compile and analyze market and project data to update and verify information on the MAITS. They produce periodic and topical reports on a daily, monthly and annual basis for distribution on its MAITS.

          OMH selectively distributes the reports generated by MAITS to its newspaper partners for free. These users appreciate the information generated by MAITS and are confident in the service quality of OMH. OMH intends to further develop MAITS technically and gather more information to strengthen marketing ability and service quality to further increase revenues.

Sales and Marketing

          As of September 30, 2008, OMH had a sales and marketing team comprised of 384 employees to serve approximately 2,100 corporate clients, of which 75% of advertisers are direct advertisers. In the workplace, the sales and marketing team closely works with the designing and content providing teams, who conduct initial analysis on advertisers’ specific needs and provide feedbacks. Sequentially, the sales and marketing staff can provide customized solutions to its advertisers. OMH strengthens relationships with advertisers by providing tailored advertising design directly and offering attractive and flexible packages to suit their needs. OMH leverages a number of factors, including the quality and quantity of the circulation of newspapers with which OMH has exclusively contracted and analytical reports generated by the sales and marketing teams and MAITS, to demonstrate the ability to reach target audience effectively.

          OMH organizes annual sales and marketing conferences in Beijing, Shanghai and Guangzhou, where OMH extends invitations to select target customers and advertising partners, such as 4A companies. The main purpose of such conferences is to assist participants in better understanding the media structure of the local market which they plan to enter, to introduce the position and operations of OMH, and to strengthen existing and build new relationships with advertisers. OMH also organizes other sales and marketing events and promotional activities with respect to certain industries to discuss topics relating to that industry. Such topics include development trends and advertising strategies in the industry.

Employees and Training

          OMH had 351, 531 and 924 employees as of December 31, 2006 and 2007, and September 30, 2008, respectively. The following table sets forth the number of employees by function as of September 30, 2008:

	Number of employees	% of Total
Management staff	86	9.3%
Designing staff	73	7.9%
Sales and marketing staff	384	41.6%
Content planning staff	190	20.6%
Financial and accounting staff	103	11.1%
Information technology staff	53	5.7%
Administrative and other staff	35	3.8%

Total	924	100%

          OMH places a strong emphasis on training its full-time and part-time employees. OMH assists its employees in enhancing their professional abilities in various ways. The comprehensive training consist of a self-developed training programs tailored for different departments, training inexperienced employees through mentorships, and organizing brainstorm meetings for senior management team. In addition to the internal training, OMH sends members of senior management team to short courses or lectures trained by external professional institutions to further develop their abilities in business operation and management. On average, each senior management member participates in such training opportunities three to four times every year. OMH also encourages all employees to participate in media related events.

Advertisers

          OMH provides services to advertisers that come from a variety of industries, such as real estate, healthcare, telecommunication, and education. The total numbers of corporate clients OMH has served as of December 31, 2006 and 2007, and as of September 30, 2008, are listed in the following table:

	2006	2007	Sept 30, 2008
Number of Corporate Clients	1,759	2,089	2,107

          The major source of advertisers is from direct advertisers, which constituted approximately 75% of total advertisers as of September 30, 2008. The chart below illustrates sources of advertising customers of OMH as of September 30, 2008:

By Source of Customers

          Furthermore, OMH’s corporate advertisers come from diversified industries, including real estate, healthcare, telecommunication, decoration, education and consumable products. The chart below illustrates OMH’s corporate advertisers by industry as of September 30, 2008:

By Industry

          OMH has established stable relationships with key advertisers. Top five advertisers contributed approximately 9% of OMH’s total revenues during first nine months ended September 30, 2008.

          Due to a diversified advertiser base, the concentration risk is significantly reduced. The chart below illustrates advertisement space by industry of all newspapers with which OMH has exclusively contracted:

Advertisement Space By Industry

Competition

          OMH competes with other local newspapers in the areas for advertising spending where OMH operates. It competes for advertising clients primarily on the basis of newspaper circulation and coverage, location, price, the range of services offered and brand name. The Company also competes for overall advertising spending with traditional advertising media, such as magazines, television and radio, and with other alternative media companies, such as the internet, billboard, frame and public transport advertising companies.

          OMH faces certain barriers-to-entry in the newspaper industry as a result of competition. Advertising agencies operate in cities outside of OMH’s network pursuant to exclusive agreements with local newspapers, and the Company expects to encounter barriers-to-entry as it attempts to expand its network into these cities. Some state-owned print media companies, such as Shanghai Xinhua Media, Chengdu B-ray Media Co., Ltd., Huawen Media Investment Corporation and Beijing Media, with larger size, sufficient capital and significant support from the local governments, may present considerable barriers for OMH to enter the markets where newspapers of these larger companies cover. However, these state-owned companies primarily concentrate on the largest cities, such as Beijing, Shanghai, and Shenzhen, which OMH doesn’t target. Since majority of approximately 1,938 newspapers in China locate in cities and regions other than those metropolitans, the Company rarely faces direct competition with these state-owned companies.

Intellectual Property

          OMH’s brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish its business platform and services from competitors and contribute to competitive advantages in the newspaper sector in advertising industry. To protect its intellectual property, OMH relies on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with its employees, partners, contractors and others. OMH has one registered trademark, including its corporate logo, one registered brand and one software copyright. The main website of OMH is located at www.duk.cn.

Facilities

          The headquarters of OMH is located in Fuzhou City, Fujian Province, China, where OMH leases approximately 3,920 square meters of office space. OMH has offices and facilities located in numerous cities, such as Beijing, Chongqing, Kunming, Xiamen, Dalian and Wuhan. Its subsidiaries and consolidated affiliated entities lease approximately 5,900 square meters of office space. For the nine months ended September 30, 2008 and for the year ended December 31, 2007, its total rental expenses were US$275,747 and US$290,603, respectively.

Legal Proceedings

          OMH is currently not a party to any material legal proceeding. From time to time, OMH may be involved in litigation or other legal proceedings incidental to its business. However, OMH does not believe that its business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which it may be involved.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION OF OMH

OVERVIEW

Founded in 2001, Olympia Media Holdings Limited (“OMH”) together with its subsidiaries and affiliates is the largest privately owned print media and advertisement company in China.

As of September 30, 2008, OMH has entered into exclusive contracts with 13 newspapers that allow it to engage full or partial cooperations with newspapers, except final editorial rights which are prohibited by Chinese law. Currently, the total average daily circulation of the contracted newspapers amounts to 3 million in over 17 cities covering about 76 million people. These media resources provide advertisers with an efficient way to reach affluent readers in the fast growing local consumer markets. In early 2006, OMH launched a site (www.duk.cn), a leading online aggregator and publisher of newspapers and magazines from multiple online and offline sources. Digital revenues now account for more than 5% of OMH’s total advertising revenues for the nine month ended September 30, 2008 compared with 2% in 2007.

The majority of the OMH’s revenue is derived from advertising revenue in its contracted newspapers. OMH receives payments primarily from the advertisers directly, as well as through the advertising agents. OMH also generates revenues from providing publishing and distribution services to the newspapers.

OMH’s strategy is to contract with more newspapers in rapidly developing cities to reach more affluent readers, creating a national integrated print media platform for advertisers.

OMH’s business has grown substantially in recent years. As discussed in more detail in this MD&A, for nine months ended September 30, 2008 compared to nine months ended September 30, 2007:

•	Total gross revenue increased by 180%

•	Net income increased by 267% from US$2.3 million in 2007 to US$8.5 million in 2008.

For year 2007 compared to year 2006:

•	Total gross revenue increased by 83%

•	Net income increased by 225% from US$1.3 million in 2006 to US$4.3 million in 2007.

CRITICAL ACCOUNTING ESTIMATES

OMH prepares financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. OMH continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, OMH’s actual results could differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. OMH believes the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

The Company generates revenue from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured.

Property, Plant, and Equipment

Years

Leasehold improvement	5
Buildings	40
Machineries and equipments	5-10
Office equipments and furnitures	5
Motor vehicles	5-10

Foreign Currency Translation

The Company uses the local currency (RMB) as the functional currency. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets. Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

Revenue

Total gross revenues for the nine months ended September 30, 2008 increased by 180% (US$26.8 million) compared with 2007 as a result of increase in advertising revenue (US$25.3 million) and publishing revenue (US$1.5 million). The increase in advertising revenue was primarily driven by increase in spending by existing clients in the fast growing local consumer markets and increase in new clients. Advertisers who are seeking high-quality local readers are attracted by newspapers’ brand loyalty resulting from quality of local news and information and their increasing circulation. The increase in publishing revenue was primarily driven by increased circulation.

Cost of Revenue

Total costs increased by US$16.1 million compared with 2007 primarily due to higher media costs (US$14.9 million). OMH pays the media costs to newspapers for exclusive rights to operate contracted newspapers. The media costs are contracted between OMH and newspapers based on advertising and publishing revenue and paid monthly. Increase in cost and revenue are all due to additional business activities. As the media costs do not grow in line with advertising revenue, gross margin ratio increased from 30.2% in 2007 to 36.5% in 2008.

General and Administrative Expenses

OMH’s general and administrative expenses increased US$1.8 million, mainly because of higher salary costs (US$1.4 million) as a result of overall expansion of its business.

The general and administrative expenses of OMH principally comprise of payroll and employee benefits for its senior management, advertisement planning, finance and administrative staff, travel and entertainment expenses, rental expense and office equipment depreciation. Salary and welfare expenses including payroll costs and performance incentives are the largest component of general and administrative expenses. The increase in such expenses was due to better company performance and hiring of additional management and administrative personnel for business expansion.

Selling Expenses

OMH’s selling expenses increased US$0.8 million for the nine months ended September 30, 2008, mainly because of higher salary costs (US$0.6 million) as a result of rapid sales growth.

Salaries and related expenses, including employee performance incentives, and other benefits associated with sales force, is the largest component of selling expenses. The increase was due to the increase in revenue and hiring of additional sales persons.

Interest Expenses

Interest expense increased for the nine months ended September 30, 2008 primarily due to the higher levels of bank loans outstanding to fund business growth.

Net Income before Income Taxes

As a result of the foregoing factors, OMH achieved net income before income taxes of US$10.5 million for the nine months ended September 30, 2008, compared to US$2.3 million for the nine months ended September 30, 2007, representing an increase of 348%.

Income Tax Expense

Income tax expense increased US$2.1 million as a result of increase in the Net Income before Income Taxes and higher effective tax rate. In 2007, OMH’s certain subsidiaries enjoyed preferential tax treatment from local authorities.

Net Income

As a result of the foregoing factors, OMH had a net income of US$8.5 million for the nine months ended September 30, 2008, compared with US$2.3 million for the nine months ended September 30, 2007, representing an increase of 267%.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue

Total gross revenues in 2007 increased by 85% (US$10.6 million) compared with 2006 as a result of increase in advertising revenue (US$8.6 million) and publishing revenue (US$1.9 million).

OMH consistently uses its deep well of content and expertise to increase circulation of contracted newspapers or optimize local reader base for advertisers aiming at local consumer markets. As a result, the advertising revenue increased as existing clients and new clients increased their spending in newspapers contracted with OMH. The increase in publishing revenue was primarily driven by increased circulation.

Cost of Revenue

Total costs in 2007 increased by 65% (US$5.8 million) compared with 2006 primarily due to higher media costs (US$4.6 million). OMH pays the media costs to newspapers for exclusive rights to operate contracted newspapers. The media costs are contracted between OMH and newspapers based on advertising and publishing revenue and paid monthly. Increase in cost and revenue are all due to additional business activities.

General and Administrative Expenses

OMH’s general and administrative expenses increased by 56% (US$0.8 million) in 2007 compared with 2006, mainly because of higher salary costs (US$0.3 million) and office expense (US$0.2 million) as a result of overall expansion of its business.

The general and administrative expenses of OMH principally comprise of payroll and employee benefits for its senior management, advertisement planning, finance and administrative staff, travel/entertainment expenses, rent and office equipment depreciation. Salaries and related expenses is the largest component of general and administrative expenses and the increase was due to additional business activities and hiring of additional management and administrative personnel. The increase of US$0.2 million in office expenses resulted from establishment of new offices.

Selling Expenses

OMH’s selling expenses increased by 95% (US$0.5 million) in 2007 compared with 2006, mainly because of higher salary costs (US$0.4 million) as a result of rapid sales growth.

Salaries and related expenses is the largest component of selling expenses and consist of payroll costs, employee performance incentives, and other benefits associated with sales force. The increase was due to the increase in revenue and hiring of additional sales persons.

Interest Expenses

The increase in interest expense during 2007 is primarily attributable to higher interest expense on increased average short-term bank loans balance. The loans are used to finance daily operation. Interest rate ranged from 5.58% to 8.217%.

Net Income before Income Taxes

As a result of the foregoing factors, net income before income taxes increased by 250% from US$1.4 million in 2006 to US$5.0 million in 2007.

Income Tax Expense

OMH’s Income Tax Expense increased by 552% (US$0.5 million) as a result that some newly established subsidiaries enjoyed tax holiday in 2006 while were subject to income tax in 2007.

Net Income

As a result of the foregoing factors, net income increased substantially by 225% from US$1.3 million in 2006 to US$4.3 million in 2007.

Liquidity and Capital Resources

OMH’s principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2007 and September 30, 2008, it had US$1.3 million and US$1.2 million in cash, respectively. Its cash is mainly used to fund OMH’s daily operation and pay deposits to newspapers for exclusive rights to operate contracted newspapers. OMH expects that more cash is needed to fund its expansion of business, especially in deposits to newspapers to enter into more cities.

Operating Activities

Net cash generated from operating activities amounted to US$3.1 million for the nine months ended September 30, 2008, primarily attributable to (1) a net income of US$8.5 million, (2) an increase of US$9.9 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the third quarter for which payment had not been received as at September 30, 2008, which negatively affected operating cash flow, (3) an increase of US$2.3 million in accounts payable primarily as a result of the increase in media costs payable to newspapers, particularly media costs related to revenue in the third quarter which have not been paid as at September 30, 2008, and (4) an increase of US$1.5 million in income tax payable primarily as a result of net income growth, particularly net income generated in the third quarter for which relevant tax had not been paid as at September 30, 2008.

Net cash generated from operating activities amounted to US$3.2 million in 2007, primarily attributable to (1) a net income of US$4.3 million, (2) an decrease of US$3.1 million in inventory primarily driven by management efforts to lower cash usage in newsprint at the end of 2007, and (3) an increase of US$3.4 million in accounts receivable as a result of the increase in advertising revenue, particularly sales in the fourth quarter for which payment had not been received by the end of 2007, which negatively affected operating cash flow.

Net cash generated from operating activities amounted to US$2.7 million in 2006, primarily attributable to (1) a net income of US$1.3 million, and (2) an increase of US$3.9 million in inventory driven by higher payments to vendors for newsprint at the end of 2006 as a result of anticipating newsprint’s increasing price in 2007, which negatively affected operating cash flow, and (3) an increase of US$5.3 million in accounts payable primarily because the amounts due to a newsprint plat have not been paid by the end of 2006.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2008 was US$12.1 million, resulting primarily from the additional US$10.4 million deposits paid to newspapers due to significant advertising revenue growth.

Net cash used in investing activities in 2007 was US$11.5 million, resulting primarily from the additional US$8.9 million deposits paid to newspapers due to significant advertising revenue growth and US$2.7 million payment to vendors for printing machinery.

Net cash used in investing activities was US$5.3 million in 2006 as a result of the additional US$4.7 million deposits paid to newspapers due to significant advertising revenue growth.

Financing Activities

Net cash generated from financing activities amounted to US$8.2 million for the nine months ended September 30, 2008, primarily attributable to new borrowings from banks (US$2.0 million) and additional funding from shareholders and related parties for business growth (US$6.1 million).

Net cash generated from financing activities was US$5.8 million in 2007 primarily attributable to advances from third parties (US$6.4 million) while offset by repayment of outstanding debts (US$0.7 million).

Net cash generated from financing activities amounted to US$4.9 million in 2006 as a result of new borrowings from banks (US$2.6 million) and additional funding from shareholders and related parties for business growth (US$2.2 million).

Capital Expenditures

OMH incurred capital expenditures of US$0.6 million, US$2.7 million and US$0.9 million for the years ended December 31, 2006, 2007 and the nine months ended September 30, 2008, respectively. OMH’s capital expenditures are mainly for purchase of printing machinery and office equipments.

CONTRACTUAL OBLIGATION AND COMMITTMENT

The following states the contractual obligations as of September 30, 2008:

	Payment Due by December 31
(in US$ millions)	Total	2009	2013	Thereafter
Operating Lease Obligations	2.4	0.5	0.4	1.5

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

OMH has not entered into any arrangement or other commitments to guarantee the payment obligations of any third parties. OMH has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. In addition, OMH does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. OMH believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes OMH in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITITATE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

Inflation in China has not materially impacted the results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Exchange Risk

Substantially, all of revenues, assets and liabilities and most of expenses are transacted in RMB. As a result, the conversion of the revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and OMH are exposed to risk posed by fluctuations in the foreign exchange market. The value of the RMB against U.S. dollar and other currencies may fluctuate and is affected by, among other things, change in China’s political and economic conditions. OMH does not believe that OMH currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18% appreciation of the RMB against the U.S. dollar by the end of July 2008. There remains significant international pressure on the PRC government to adopt the flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that OMH needs to convert U.S. dollars OMH receive from this business combination into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount OMH receive from the conversion. OMH has not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recently accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Group’s financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this Statement are to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings. The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of SFAS No.157 would have a material impact on the Company’s financial position and results of operations.

In December 2007, SAB 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments”, provided that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. Management does not expect that the adoption of SAB No.109 would have a material impact on the Company’s financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS No. 142-3 (FSP FAS 142-3) “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” to include an entity’s historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be “substantial cost or material modifications.”FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. Management does not expect that the adoption of FAS No.142-3 would have a material impact on the Company’s financial position and results of operations.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS 162). Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformily with Generally Accepted Accounting Principles.” FAS 162 will not impact our financial statements.

INFORMATION ABOUT CGSAC

          CGSAC is an exempted incorporated company under the laws of the Cayman Islands on May 3, 2006 to acquire, through a merger, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business having its primary operations in the PRC. To date, CGSAC’s efforts have been limited to organizational activities, completion of its IPO, the evaluation of possible business combinations, performing due diligence, negotiation and documentation of the Acquisition and the preparation and filing of this proxy statement. The mailing address of CGSAC’s principal executive office is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336.

          The IPO and Trust Account. CGSAC was incorporated in the Cayman Islands on May 3, 2006 with an authorized share capital of 20 million shares (par value US$0.001 per share) and 1 million preferred shares (par value US$0.001per share). CGSAC’s founders contributed US$25,000 to the formation of CGSAC and were issued 1,125,000 shares in the aggregate.

          CGSAC completed its IPO on January 29, 2007 and received net proceeds of approximately US$36,000,000. As of November 30, 2008, an amount of over US$40 million (including interest and the underwriters’ deferred compensation of approximately US$3.07 million) of the net proceeds was held in the Trust Account and invested in money market funds. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in U.S. government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (a) the consummation of the business combination or (b) distribution of the Trust Account upon the occurrence of the Prescribed Date.

          Deferred compensation payable to the underwriters upon consummation of the Acquisition is US$802,160. In the event that CGSAC does not consummate a business combination by January 29, 2009, the IPO shares will be automatically redeemed and, as part of this process, the proceeds held in the Trust Account will be distributed to the holders of the IPO Shares to be immediately followed by the liquidation and dissolution of CGSAC. In the event of the Redemption of the IPO Shares, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the IPO price of US$8.00 per unit.

          Fair Market Value of OMH. According to CGSAC’s Amended and Restated Memorandum and Articles of Association, the initial target business that CGSAC acquires must have a fair market value equal to at least 80% of our net assets at the time of this acquisition, determined by our board of directors based on standards that the financial community generally accepts, such as actual and potential sales, earnings, cash flow and book value. Our board of directors has determined that the fair market value of OMH is equal to at least 80% of our net assets.

Automatic Liquidation and Dissolution if No Business Combination

          CGSAC’s Amended and Restated Memorandum and Articles of Association provides that, if a business combination is not consummated by January 29, 2009, the IPO Shares will be automatically redeemed and, immediately following this process, the Company will be liquidated and subsequently dissolved. Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of CGSAC are fully wound-up, the liquidator must furnish his final report and accounts before a final general meeting, which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must furnish a return to the Registrar confirming the date on which the meeting was held, and three months after the date of this filing, CGSAC would be dissolved.

          If CGSAC is unable to complete the Acquisition or an alternative business combination by January 29, 2009, and the Amendment Proposal is not approved, it will automatically redeem the IPO Shares and, as part of this process, distribute to all of its public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account, inclusive of any interest, plus any remaining net assets (subject to our obligations under Cayman Islands law to provide for claims of creditors). CGSAC anticipates notifying the trustee of the Trust Account to begin liquidating these assets promptly after expiration of the 21 day period. CGSAC’s initial shareholders have waived their rights to participate in any Redemption with respect to the shares that they acquired prior to the IPO. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless if the Amendment Proposal is not approved. CGSAC will pay the costs of liquidation from our remaining assets outside of the Trust Account.

          If CGSAC were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the Trust Account, and based on the Trust Account as of November 30, 2008 of over US$40 million, the initial per-share redemption price would be approximately US$8.05, or US$0.05 more than the per-unit offering price of US$8.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of CGSAC’s creditors (which could include vendors and service providers it has engaged to assist it in any way in connection with its search for a target business and that are owed money by it, as well as target businesses themselves) which could have higher priority than the claims of CGSAC’s public shareholders. Accordingly, the actual per-share redemption price could be less than the amounts described above.

          The public shareholders of CGSAC will be entitled to receive funds from the Trust Account only in the event of the occurrence of the Prescribed Date and the automatic redemption of the IPO Shares to be immediately followed by the liquidation and subsequent dissolution of the Company or if they seek to vote against the Acquisition Proposal and redeem their IPO Shares. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.

          If CGSAC is unable to consummate a business combination by January 29, 2009, and the Amendment Proposal is not approved, its purpose and powers will be limited to liquidating and dissolving. Upon notice from CGSAC, the trustee of the Trust Account will liquidate the investments constituting the Trust Account and will turn over the proceeds to CGSAC’s transfer agent for distribution to CGSAC’s public shareholders as part of its plan of redemption of the IPO Shares. Concurrently, CGSAC shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although CGSAC cannot assure you that there will be sufficient funds for this purpose. As a result, if CGSAC liquidates, the per-share distribution from the Trust Account could be less than the amounts described above.

Facilities

          CGSAC maintains our executive offices at 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China, 201417, and its telephone number is 86-21-5744-8336. CGSAC considers its current office space adequate, in light of its lack of an operating business to date.

Officers and Employees

          CGSAC has three officers, Mr. Jin Shi, Mr. Michael W. Zhang and Mr. Xuesong Song, all of whom are also members of its board of directors. These three individuals are not obligated to contribute any specific number of hours per week and intend to continue to devote only as much time as they deem necessary to the affairs of CGSAC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF CGSAC

          You should read the following discussion of the financial condition and results of operations of CGSAC in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

Forward-Looking Statements

          Certain statements contained in this interim report that are not historical facts, including, but not limited to, statements that can be identified by the use of forward-looking terminology such as “may,” “expect,” “anticipate,” “predict,” “believe,” “plan,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this interim report could differ materially from those stated in such forward-looking statements due to various factors, including but not limited to, our being a development stage company with no operating history, our dependence on key personnel some of whom may join us following a business combination, our personnel allocating their time to other businesses and potentially having conflicts of interest with our business, our potentially being unable to obtain additional financing to complete a business combination including the proposed business combination discussed below under the heading “Acquisition of Olympia Media Holdings Limited”, the ownership of our securities being concentrated and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, including our registration statement on Form F-1 originally filed May 25, 2006 and the definitive prospectus thereunder, our annual report on Form 20-F for the year ended December 31, 2007, our other reports filed with Securities and Exchange Commission from time to time, and the uncertainties set forth from time to time in the Company’s filings and other public statements.

Overview

          CGSAC was incorporated on May 3, 2006 as an exempted company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The initial business combination must be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of the net assets at the time of acquisition. This business combination may be accomplished by identifying and acquiring a single business or multiple operating businesses contemporaneously.

          CGSAC is using the cash derived from the proceeds of its public offering and capital stock to effect a business combination.

          There is no limitation on the company ability to raise funds privately or through loans that would allow it to acquire a company or companies with a fair market value in excess of 80% of the net assets at the time of the acquisition; however, management has no current plans or agreements to enter into any such financing arrangements. The company may acquire less than a 100% interest (but will not acquire less than a controlling interest) in one or more target businesses for the initial business combination, in which case the aggregate fair market value of the interest or interests acquired must equal at least 80% of the net assets at the time of such acquisition. The fair market value of an interest in a target business will be calculated based on the fair market value of the portion of the business acquired and not on the fair market value of the business as a whole.

          On December 16, 2008, CGSAC entered into a Share Purchase Agreement to acquire OMH, which was then amended on January 13, 2009. All our business activity since inception has related to the company’s formation, consummation of the initial public offering, identification and evaluation of target company opportunities, and negotiation and signing the Share Purchase Agreement with OMH. For the balance of the fiscal year, until the consummation of the Share Purchase Agreement, the business of CGSAC will be focused on the consummation of the acquisition.

Critical Accounting Policies

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

          Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Year Ended December 31, 2007

          The company reported interest income of US$1,686,358 and a net profit of US$1,404,219 for the year ended December 31, 2007. The interest income was mostly generated by the funds in the trust account into which the proceeds of our initial public offering (including over-allotment proceeds). During the year ended December 31, 2007, the company incurred US$282,139 in total operating expenses, of which approximately US$70,234 in traveling expenses, US$82,500 was fees paid to Global Vestor Capital Partners LLC, US$60,000 was paid for the audit fees, US$29,803 was for director and officer liability insurance, and approximately US$39,602 was for other operating costs of seeking and evaluating a business combination. These amounts were paid from the net proceeds of the initial public offering that were not deposited into the trust account.

          During the year, the company earned interest income of US$1,686,358 on the net proceeds from the sale of the securities in the initial public offering and the subsequent exercise of the over-allotment option. The income was earned primarily from the interest on Money Market Funds that were purchased with those proceeds on deposit. Until the company enters into a business combination, it will not generate operating revenues from a business enterprise. The company had a net gain of US$1,404,219 for the year ended December 31, 2007.

Results of Operations for the Nine Months Period Ended September 30, 2008 and 2007

          For the nine months period ended September 30, 2008, the company earned interest income of US$547,438. For the same period ended September 30, 2007, the interest income was US$1,322,553. The interest income was primarily generated by the funds in the trust account into which the proceeds of the initial public offering (including over-allotment proceeds). The operating expenses during the nine months ended September 30, 2008, were US$242,272 of which approximately US$83,482 was for traveling expenses, US$67,500 was fees paid to Global Vestor Capital Partners LLC and approximately US$91,290 was for other operating costs. For the comparative period of 2007, the operating expenses were US$192,902 of which approximately US$50,208 was for traveling expenses, US$60,000 was for fees paid to Global Vestor Capital Partners LLC and approximately US$82,694 was for other operating costs.

          The company had a net gain of US$305,166 for the nine month periods ended September 30, 2008, as compared to US$1,129,651, during the same period of 2007.

Liquidity and Capital Resources

          We were incorporated on May 3, 2006 to affect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in PRC in any city or province south of the Yangtze

River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. We intend to utilize cash derived from the proceeds of our initial public offering and the founding director warrants, our share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

          For the year ended December 31, 2007, we had no significant operations. On January 29, 2007, we consummated our initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of our initial public offering, was approximately US$38,802,600, including the exercise of the underwriters’ over-allotment option. As a result, US$40,371,031 was currently held in trust as of November 30, 2008. We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above. To the extent that our share capital is used in whole or in part as consideration to effect a business combination, the balance of proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the operating business acquired in the business combination.

          We believe that the funds available to us outside of the trust account will be sufficient to allow us to operate until January 29, 2009 (24 months from the completion of our initial public offering), assuming that a business combination is not consummated during that time. Over this time period, we anticipate approximately US$200,000 of expenses for legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, US$180,000 for administrative services and support payable to affiliated third parties (up to US$7,500 per month for up to 24 months), US$150,000 of expenses for the due diligence and investigation of a target business, US$50,000 of expenses in legal and accounting fees relating to our SEC reporting obligations and US$120,000 (of which US$50,000 will be used to pay premiums relating to directors and officers liability insurance) for general working capital that will be used for miscellaneous expenses and reserves including the cost of dissolution and reserves, if any. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. Upon the release of funds held in trust to the Company, we may use the funds for any working capital expenditures and transaction related expenses, including, if applicable, expenses related to finder’s fees which may be payable to unaffiliated third parties. In the event such funds are insufficient, we would raise additional funds through a private offering of debt or equity securities although we have not entered into any such arrangement and have no current intention of doing so. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

          We sold to Morgan Joseph & Co., for US$100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to our initial public offering. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the US$100 proceeds from the sale. This option is exercisable on a cashless basis at US$10.00 per unit commencing on the later of the consummation of a business combination and one year from January 29, 2007.

          From inception through September 30, 2008, the company earned interest income of US$2,235,631, most of which was earned on funds held in the trust account since the public offering.

          Management believes the company will have sufficient available funds outside of the trust account to operate through the whole year, however, depending on the expenses of the consummation of the offering, the company may have to borrow funds for further operating expenses. If funds are needed, the company plans to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination. Management would only consummate such a financing in connection with the consummation of a business combination.

Off-Balance Sheet Arrangements

          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to that entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          The following unaudited pro forma condensed combined financial statements give effect to the Share Purchase Agreement dated December 16, 2008 and amended on January 13, 2009 (the “Transaction”) based on the assumptions and adjustments set forth in the accompanying notes, which management believes is reasonable.

          The following unaudited pro forma condensed financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of ChinaGrowth South Acquisition Corp. (“CGSAC”) and OMH at December 31, 2007 and for the year then ended, the unaudited historical financial statements and related notes of CGSAC and the audited historical financial statements and related notes of OMH at September 30, 2008 and for the nine month period then ended, which are included in this document.

          The Transaction will result in the shareholders of OMH obtaining a majority of the voting interest in the combined business. Under Generally Accepted Accounting Principles, the company whose shareholders retain the majority voting interest in a combined business is generally treated as the acquirer for accounting purposes. Because CGSAC does not have any assets with operating substance except cash, the Transaction has been accounted for as a reorganization and recapitalization of OMH.

          The following unaudited pro forma condensed balance sheet combines the financial position of OMH and CGSAC as of September 30, 2008 as if the Transaction occurred on September 30, 2008. The following unaudited pro forma condensed combined income statements give effect to the reorganization and recapitalization transaction of OMH assuming that the reorganization and recapitalization transaction took place on January 1, 2007.

          The following unaudited pro forma condensed combined financial statements have been prepared using two different levels of approval of the Transaction by the CGSAC shareholders, as follows:

•	Assuming Maximum Approval: This presentation assumes that 100% of CGSAC shareholders approve the Transaction; and

•	Assuming Minimum Approval: This presentation assumes that only 80.01% of CGSAC shareholders approve the Transaction.

          We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma condensed consolidated financial statements described above should be read in conjunction with the historical financial statements of OMH and CGSAC and the related notes thereto. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

          The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operation results that would have actually achieved if the Share Purchase Agreement had consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PRO FORMA ADJUSTMENTS

(a) to record release of funds held in trust by CGSAC;

(b) to record the six million U.S. dollars (US$6,000,000) in cash to the original shareholders of OMH by CGSAC, which will be paid either in aggregate or in installments when free cash flow of the Surviving Company is sufficient;

(c) to record the issuance of 4,259,000 common shares of CGSAC to OMH shareholders and 120,000 common shares of CGSAC to due diligence team with a par value of US$.001 per share for the entire stock of OMH at closing and to reflect the change in par value of OMH stock upon its merger into CGSAC; additionally, 2,000,000 common shares of CGSAC will be held in the escrow account at closing and will be released to the current OMH shareholders only when the company surviving the Acquisition meeting its after-tax profits RMB78,200,000 and RMB115,600,000 for the fiscal years ending December 31, 2008 and 2009, respectively;

(d1) assuming maximum approval, to reclassify ordinary shares held in trust to permanent equity;

(d2) assuming minimum approval, to record refund of funds to dissenting shareholders;

(e) to eliminate retained earning of CGSAC as OMH will be the continuing entity for accounting purposes;

(f) to pay the remaining amount due to underwriter upon consummation of business combination;

(g) to record the 200,000 initial shares, owned by CGSAC pre-IPO initial shareholders, that will be cancelled at closing.;

(h) pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

	Nine months ended September 30, 2008		Year ended December 31, 2007
	Assuming Maximum Approval (100%)	Assuming Minimum Approval (80.01%)	Assuming Maximum Approval (100%)	Assuming Minimum Approval (80.01%)
Shares issued in the Transaction(1)	4,379,000	4,379,000	4,379,000	4,379,000
CGSAC weighted average shares	5,938,500	4,936,301	5,938,500	4,936,301
	10,317,500	9,315,301	10,317,500	9,315,301

CGSAC incremental shares relating to warrants	1,218,242	1,218,242	1,050,635	1,050,635
	11,535,742	10,533,543	11,368,135	10,365,936

(1) Includes 120,000 shares issued to due diligence team under each of the two different levels of approval.

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Balance Sheet (Maximum Assumption)
September 30, 2008

	OMH	CG South	Pro Forma Adjustment		Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	$1,158,883	$170,054	$39,526,974	(a)	$40,855,911
Investment held in trust	—	39,526,974	(39,526,974)	(a)	—
Investment held in trust for Underwriters	—	802,160	(802,160)	(f)	—
Accounts receivable, net	14,056,719				14,056,719
Prepayments	4,210,289	3,877			4,214,166
Other receivables	490,071				490,071
Inventories	795,042	—			795,042
Amounts due from related parties	883,295				883,295

Total current assets	21,594,299	40,503,065	(802,160)		61,295,204

Property, plant and equipment, net	5,619,027	—			5,619,027
Deposits to newspapers	27,636,685				27,636,685
Deferred expenses	19,430				19,430
Intangible assets, net	629,433	—			629,433
Deferred offering costs	203,702				203,702
Total assets	$55,702,576	$40,503,065	$(802,160)		95,403,481

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	$4,306,283				4,306,283
Accounts payable	6,045,773	25,859			$6,071,632
Advances from customers	875,304				875,304
Income tax payable	2,088,396				2,088,396
Accrued expenses and other current payables	12,775,068				12,775,068
Amounts due to related parties	2,409,669				2,409,669
Amounts due to shareholders	5,803,632		6,000,000	(b)	11,803,632
Amounts due to minority interest	726,707				726,707
Amounts due to underwriter		802,160	(802,160)	(f)	—

Total current liabilities	35,030,832	828,019	5,197,840		41,056,691

Minority interest	109,597				109,597
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	—	8,061,758	(8,061,758)	(d1)	—

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—			—

Ordinary shares	—	6,139	4,259	(c)	10,318
			120	(c)
			(200)	(g)
Registered Capital	50,000		(50,000)	(c)	—
Additional paid-in capital	8,100,378	29,912,171	(6,000,000)	(b)	41,815,106
			(4,259)	(c)
			(120)	(c)
			200	(g)
			8,061,758	(d1)
			1,694,978	(e)
			50,000	(c)
Retained earnings/(deficit) accumulated during the development stage	11,016,424	1,694,978	(1,694,978)	(e)	11,016,424
Accumulated other comprehensive income
Foreign currency translation adjustment	1,395,345				1,395,345

Total shareholders’ equity	20,562,147	31,613,288	2,061,758		54,237,193

Total liabilities and shareholders’ equity	$55,702,576	$40,503,065	$(802,160)		$95,403,481

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Balance Sheet (Minimum Assumption)
September 30, 2008

	OMH	CG South	Pro Forma Adjustment		Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	$1,158,883	$170,054	$39,526,974	(a)	$32,794,153
			(8,061,758)	(d2)
Investment held in trust	—	39,526,974	(39,526,974)	(a)	—
Investment held in trust for Underwriters	—	802,160	(802,160)	(f)	—
Accounts receivable, net	14,056,719				14,056,719
Prepayments	4,210,289	3,877			4,214,166
Other receivables	490,071				490,071
Inventories	795,042	—			795,042
Amounts due from related parties	883,295				883,295

Total current assets	21,594,299	40,503,065	(8,863,918)		53,233,446

Property, plant and equipment, net	5,619,027	—			5,619,027
Deposits to newspapers	27,636,685				27,636,685
Deferred expenses	19,430				19,430
Intangible assets, net	629,433	—			629,433
Deferred offering costs	203,702				203,702

Total assets	$55,702,576	$40,503,065	$(8,863,918)		87,341,723

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	4,306,283				4,306,283
Accounts payable	$6,045,773	25,859			$6,071,632
Advances from customers	875,304				875,304
Income tax payable	2,088,396				2,088,396
Accrued expenses and other current payables	12,775,068				12,775,068
Amounts due to related parties	2,409,669				2,409,669
Amounts due to shareholders	5,803,632		6,000,000	(b)	11,803,632
Amounts due to minority interest	726,707				726,707
Amounts due to underwriter		802,160	(802,160)	(f)	—

Total current liabilities	35,030,832	828,019	5,197,840		41,056,691

Minority interest	109,597				109,597
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	—	8,061,758	(8,061,758)	(d2)	—

COMMITMENTS

Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—			—

Ordinary shares	—	6,139	4,259	(c)	10,318
			120	(c)
			(200)	(g)
Registered Capital	50,000		(50,000)	(c)	—
Additional paid-in capital	8,100,378	29,912,171	(6,000,000)	(b)	33,753,348
			(4,259)	(c)
			(120)	(c)
			200	(g)
			1,694,978	(e)
			50,000	(c)
Retained earnings/(deficit) accumulated during the development stage	11,016,424	1,694,978	(1,694,978)	(e)	11,016,424
Accumulated other comprehensive income
Foreign currency translation adjustment	1,395,345				1,395,345
Total shareholders’ equity	20,562,147	31,613,288	(6,000,000)		46,175,435

Total liabilities and shareholders’ equity	$55,702,576	$40,503,065	$(8,863,918)		$87,341,723

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Statement of Income (Maximum Assumption)
For the Nine Months Ended September 30, 2008

	OMH		CG South		Pro Forma Adjustment	Pro Forma Combined

Gross revenue		$41,598,245		$—	$	$41,598,245
Cost of sales		(26,444,220)				(26,444,220)

Gross profit		15,154,025				15,154,025

Operating expenses

Sales and marketing expenses		(1,438,196)		—		(1,438,196)
General and administrative expenses		(3,148,895)		(131,748)		(3,280,643)

Total operating expenses		(4,587,091)		(131,748)		(4,718,839)

Operating Income		10,566,934		(131,748)		10,435,186

Other Income/(Expense)
Other income- net		277,528		—		277,528
Interest expenses		(363,866)				(363,866)
Interest income		35,380		812,161		847,541

Income before taxes and minority interest		10,515,976		680,413		11,196,389

Income tax		(2,101,843)		—		(2,101,843)

Income before minority interest		8,414,133		680,413		9,094,546

Minority interest		(45,682)				(45,682)

Net income		$8,459,815		$680,413	$	$9,140,228

Net income per share	$		$		$	$0.79

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Statement of Income (Minimum Assumption)
For the Nine Months Ended September 30, 2008

	OMH		CG South		Pro Forma Adjustment	Pro Forma Combined

Gross revenue		$41,598,245		$—	$	$41,598,245
Cost of sales		(26,444,220)				(26,444,220)

Gross profit		15,154,025				15,154,025

Operating expenses

Sales and marketing expenses		(1,438,196)		—		(1,438,196)
General and administrative expenses		(3,148,895)		(131,748)		(3,280,643)

Total operating expenses		(4,587,091)		(131,748)		(4,718,839)

Operating Income		10,566,934		(131,748)		10,435,186

Other Income/(Expense)
Other income- net		277,528		—		277,528
Interest expenses		(363,866)				(363,866)
Interest income		35,380		812,161		847,541

Income before taxes and minority interest		10,515,976		680,413		11,196,389

Income tax		(2,101,843)		—		(2,101,843)

Income before minority interest		8,414,133		680,413		9,094,546

Minority interest		(45,682)				(45,682)

Net income		$8,459,815		$680,413	$	$9,140,228

Net income per share	$		$		$	$0.87

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Statement of Income (Maximum Assumption)
For the Year Ended December 31, 2007

	OMH		CG South		Pro Forma Adjustment	Pro Forma Combined

Gross revenue		$23,033,275		$—	$	$23,033,275
Cost of sales		(14,575,382)				(14,575,382)

Gross profit		8,457,893				8,457,893

Operating expenses
General and administrative expenses		(2,230,380)		(282,139)		(2,512,519)
Sales and marketing expenses		(994,303)		—		(994,303)

Total operating expenses		(3,224,683)		(282,139)		(3,506,822)

Operating Income		5,233,210		(282,139)		4,951,071

Other Income/(Expense)
Other income – net		205,974		—		205,974
Interest expense		(496,957)				(496,957)
Interest income		39,659		1,686,358		1,726,017

Income before taxes and minority interest		4,981,886		1,404,219		6,386,105

Income tax		(622,230)		—		(622,230)

Income before minority interest		4,359,656		1,404,219		5,763,875

Minority interest		75,051				75,051

Net income		$4,284,605		$1,404,219	$	$5,688,824

Net income per share	$		$		$	$0.50

ChinaGrowth South Acquisition Corporation
Pro Forma Combined Statement of Income (Minimum Assumption)
For the Year Ended December 31, 2007

	OMH		CG South		Pro Forma Adjustment	Pro Forma Combined

Gross revenue		$23,033,275		$—	$	$23,033,275
Cost of sales		(14,575,382)				(14,575,382)

Gross profit		8,457,893				8,457,893

Operating expenses
General and administrative expenses		(2,230,380)		(282,139)		(2,512,519)
Sales and marketing expenses		(994,303)		—		(994,303)

Total operating expenses		(3,224,683)		(282,139)		(3,506,822)

Operating Income		5,233,210		(282,139)		4,951,071

Other Income/(Expense)
Other income – net		205,974		—		205,974
Interest expense		(496,957)				(496,957)
Interest income		39,659		1,686,358		1,726,017

Income before taxes and minority interest		4,981,886		1,404,219		6,386,105

Income tax		(622,230)		—		(622,230)

Income before minority interest		4,359,656		1,404,219		5,763,875

Minority interest		75,051				75,051

Net income		$4,284,605		$1,404,219	$	$5,688,824

Net income per share	$		$		$	$0.55

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of January 2, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors; and

•	all our officers and directors as a group

          Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary Shares (2)

Xuesong Song(3)	337,500	5.5%

Jin Shi(4)	168,750	2.7%

Michael W. Zhang(5)	168,750	2.7%

Teng Zhou(6)	180,000	2.9%

Xuechu He(7)	270,000	4.4%

All directors and executive officers as a group (five individuals)	1,125,000	18.3%

Principal shareholders:

Bulldog Investors, Phillip Goldstein and Andrew Dakos(8)	309,100	5.0%

HBK Investments L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC and HBK Master Fund L.P.(9)	398,900	6.5%

Jeffrey L. Feinberg and JLF Asset Management, L.L.C.(10)	430,000	7.0%

Weiss Asset Management, LLC, Weiss Capital, LLC and Andrew M. Weiss, Ph.D.(11)	304,476	5.0%

Fir Tree, Inc., Sapling, LLC and Fir Tree Capital Opportunity Master Fund, L.P.(12)	610,000	9.9%

President and Fellows of Harvard College(13)	400,000	6.5%

David M. Knott and Dorset Management Corporation(14)	500,000	8.1%

QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC(15)	482,276	7.9%

North Pole Capital Master Fund and Polar Securities, Inc.(16)	374,100	6.1%

(1)	The business address of each of the individuals is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

(2)	Assumes only the sale of 5,013,500 units in our initial public offering, but not the exercise of the 5,013,500 warrants to purchase our ordinary shares included in such units.

(3)

Mr. Song is the executive vice president, business development and of our Company. Legal title to the 337,500 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(4)

Mr. Shi is the chief financial officer and a director of our Company. Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(5)

Mr. Zhang is the chief executive officer, secretary and a director of our Company. Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(6)	Mr. Zhou is a director of our Company. Legal title to the 180,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(7)	Mr. He is the chairman of the board of our Company. Legal title to the 270,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

(8)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(9)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(10)	Information based on the most recent Form 13G filed by such owners. The business address of such owners 2775 Via de la Valle, Suite 204, Del Mar, CA 92014.

(11)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is 29 Commonwealth Avenue, 10th Floor, Boston, MA 02116.

(12)	Information based on the most recent Form 13G filed by such owners. The business address of Fir Tree, Inc. and Sapling, LLC is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The business address of Fir Tree Capital Opportunity Master Fund, L.P. is c/o Admiral Administration Ltd., Admiral Financial Center, 5th Floor, 90 Fort Street, Box 32021 SMB, Grand Cayman, Cayman Islands.

(13)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, MA 02210.

(14)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(15)	Information based on the most recent Form 13G filed by such owners. The business address of QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The business address of QVT Fund LP is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman, KY1 9001 Cayman Islands.

(16)	Information based on the most recent Form 13G filed by such owners. The business address of such owners is 372 Bay Street, 21st Floor, Toronto, Ontario M5H 2W9, Canada.

          Our officers and directors, or their designees, have collectively purchased in a private placement transaction a combined total of 900,000 warrants from us at a price of US$1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The US$1,080,000 purchase price of the founding director warrants was added to the proceeds of our initial public offering to be held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this proxy statement, then the US$1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to the public shareholders and the founding director warrants will expire worthless unless the Amendment Proposal is approved and implemented.

          Our initial shareholders, which include all of our officers and directors, collectively, beneficially own 18.3% of our issued and outstanding ordinary shares. Because of this ownership block, these shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination. All of these ordinary shares were placed in escrow with American Stock Transfer & Trust Company, as escrow agent, until one year following the consummation of a business combination.

          During the escrow period, the holders of these shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and thus we automatically dissolve and subsequently liquidate the trust account, none of our initial shareholders will receive any portion of the liquidation proceeds with respect to ordinary shares owned by them prior to the effective date of our initial public offering.

          The initial shareholders have also agreed to escrow their founding director warrants until the consummation of a business combination.

          Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CGSAC

Transactions with Our Directors and Executive Officers

          In May 2006, we issued 1,125,000 ordinary shares for the benefit of the individuals set forth below for an aggregate amount of US$25,000 in cash, at an average purchase price of approximately US$0.001 per share, as follows:

Name	Number of shares	Relationship to Us

Xuesong Song(1)	337,500	EVP, Business Development and Director

Jin Shi(2)	168,750	Chief Financial Officer and Director

Michael W. Zhang(3)	168,750	Chief Executive Officer, Secretary and Director

Teng Zhou(4)	180,000	Director

Xuechu He(5)	270,000	Chairman of the Board

(1)	Legal title to the 337,500 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(2)	Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(3)	Legal title to the 168,750 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(4)	Legal title to the 180,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(5)	Legal title to the 270,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

          200,000 ordinary shares of CGSAC held by our directors and executive officers will be forfeited upon the consummation of the Acquisition.

          Our officers and directors, or their designees, have collectively purchased a combined total of 900,000 of our warrants from us at a price of US$1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The US$1,080,000 purchase price of the founding director warrants were added to the proceeds of our initial public offering which are held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this proxy statement, then the US$1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to our public shareholders and unless the Amendment Proposal is approved and implemented the founding director warrants will expire worthless.

           The holders of the majority of the 1,125,000 shares, together with the holders of the founding director warrants, will be entitled to require us, on up to two occasions, to register these shares and the 900,000 founding director warrants and the 900,000 ordinary shares underlying the founding director warrants, pursuant to a registration rights agreement filed as an exhibit to our Form F-1. The holders of the majority of these shares and the founding director warrants may elect to exercise these registration rights at any time after the date on which these ordinary shares and founding director warrants are released from escrow, which, except in limited circumstances, is not before the one year from the consummation of a business combination in the case of the ordinary shares, and the consummation of a business combination in the case of the founding director warrants. In addition, these shareholders and the holders of the founding director warrants have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow or the founding director warrants become exercisable, as the case may be. We will bear the expenses incurred in connection with the filing of any such registration statements.

          Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, founding director warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current.

          Commencing on the effective date of our initial public offering through the acquisition of the target business, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief financial officer and director, and Michael Zhang, our chief executive officer, secretary and director, up to US$7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

          Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

          We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in trust until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

          Other than the reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid by any party to any of our initial shareholders, officers or directors who owned our ordinary shares prior to our initial public offering, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

          Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest. After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in the PRC. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in the PRC.

          All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including the provision of the loans by our officers and directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties and any transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

DIRECTORS AND MANAGEMENT

          If the Acquisition Proposal and the Capital Increase Proposal are approved and the Acquisition is consummated, Michael W. Zhang, who is currently a director of our company, will remain as a director, and the other current directors of our company, including Jin Shi, Xuesong Song, Teng Zhou and Xuechu He, will resign, and our board of directors will appoint Peifeng Hong, Zhi Chen, Jingui Zhang, Tiezhu Zhang, Michael W. Zhang, Toshihiro Nakamura and Jingfeng Wang to serve as our directors. As a result, following the consummation of the Acquisition, our board of directors will consist of seven directors, namely: Peifeng Hong, Zhi Chen, Jingui Zhang, Tiezhu Zhang, Michael W. Zhang, Toshihiro Nakamura and Jingfeng Wang. We anticipate that, following the consummation of the Acquisition, the board of directors will appoint Zhi Chen to serve as our Chief Executive Officer, Jingui Zhang to serve as Chief Operating Officer, Tiezhu Zhang to serve as Chairman of the Audit Committee, Jingfeng Wang to serve as the Chairman of Compensation Committee.

          The following is the age, position and biographical information of our anticipated board of directors and executive officers following the consummation of the Acquisition. Each of these individuals, if appointed, will serve in their respective positions until their successors are duly elected or appointed and qualified.

Name	Age	Position

Peifeng Hong	42	Director, Chairman of Board

Zhi Chen	43	Executive Director, Chief Executive Officer

Jingui Zhang	46	Executive Director, Chief Operating Officer

Toshihiro Nakamura	35	Director

Tiezhu Zhang	35	Director and Chairman of the Audit Committee

Michael W. Zhang	40	Director

Jingfeng Wang	38	Director and Chairman of the Compensation Committee

          Mr. Peifeng Hong is the non-executive Chairman of the board. He is an experienced angel investor in various industries, such as media, mining and real estate in China. Mr. Hong began to invest in print media industry since 2000. His rich investment experience in media industry and strategic views are very helpful to development of OMH. Mr. Hong is a vice chairman of China International chamber of commerce in Fujian Province. Since 1985 to 1990, he worked in Normal College in Jimei University. Mr. Hong graduated from Jimei University in 1985.

          Mr. Zhi Chen has acted as director and executive director since 2002. In the past years, he led the company to become the No. 1 privately owned print media and adverting operation in China. Mr. Chen is one of the pioneers to provide content to print media and take advertising operation of state-owned newspapers in Fujian province. From 1982 to 2001, he served in various foreign investment tax and domestic collection and administration, and human resource positions, finally as the human resource director in tax authorities in Fujian province. Mr. Chen graduated in finance from Central Broadcast and Television University in 1988, and received his MBA course education in management from Xiamen University in 2001. Mr. Chen is a qualified accountant and registered tax consultant.

          Mr. Jingui Zhang has served as the chief executive officer and executive director since 2007. He is a veteran of the print media industry in China with over 24 years of hands-on experience. From 2005 to 2007, Mr. Zhang is the chief advisor for Southeast Express Newspaper. From 2003 to 2004, he was the executive president in Southeast Express Newspaper. From 1997 to 2003, he established HaiXia Metro Newspaper, and as its first president and Editor-in-Chief, the paper became the most popular city newspaper in Fujian province, and the daily circulation increased from nil to 300,000 in only five years. From 1984 to 1997, Mr. Zhang has taken various positions, from journalist, director of Editing Department, director of the investment and development department, to the Editor-in-Chief’s assistant in the office of Fujian Daily newspaper. Mr. Zhang used to be the first president of the Fujian Province Young Journalists’ Association for 5 years. He was named one of “Ten Outstanding Youth” of Fujian Province in 2001. Mr. Zhang earned a bachelor’s degree in mathematic from Fujian Normal University in 1984, and received his graduate education in Sociology from Xiamen University from 1995 to 1997.

          Mr. Toshihiro Nakamura has been with Index Holdings, a media holding company listed in Japan Stock Market. He took various key management positions in Index Holing, such as President of Index Asia Pacific Limited, one of OMH’s shareholders, Operation Director of Index Holdings and General Manager of Tokyo area. Mr. Nakamura received education from Matsumoto Dental University. He speaks Japanese and English.

          Mr. Tiezhu Zhang is very experienced in auditing, private investment and financial management. He has been a Principal at Chum Capital since February 2006, where he is responsible for principal investment and corporate advisory transactions. From February 2002 to January 2006,he was a Senior Manager with PricewaterhouseCoopers, responsible for and specializing in Telecommunication, information, Media and Entertainment industry and US GAAP auditing. Prior to joining PricewaterhouseCoopers, David was an Investment Director at Technology Ventures, a venture capital firm focusing on Technology industry in Greater China. From July 1994 to August 2000, he took various positions, such as audit associate, senior auditor and manager, with Deloitte Touché Tohmatsu. Mr. Zhang received a bachelor degree from Shanghai University of Science and Technology and graduate education in law from Beijing University. Mr. Zhang speaks the Mandarin and English. Mr. Zhang holds a Chinese Certified Public Accountant qualification and a Chinese Attorney qualification.

          Mr. Michael W. Zhang has been the Chief Executive Officer, Secretary and a director of the board of CGSAC since May 2006 and will remain as a director on the board. Mr. Zhang has been a principal of Global Vestor Capital Partners since November 2005, a merchant banking firm that invests in emerging high growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets. Prior to joining Global Vestor Capital Partners, Mr. Zhang was an Investment Professional with Avera Global Partners from July 2004 to March 2005, where he screened and analyzed public equity in global markets. From June 2001 to June 2002, Mr. Zhang was an investment manager for a wealthy family affiliated with Pacific Investment Corporation where he sourced and evaluated target businesses in China. Between September 1999 and March 2001, Mr. Zhang was co-founder and CEO of IQBay Technology Inc., an e-commerce service provider based in Shanghai. From July 1996 to August 1999, Mr. Zhang was an investment banker with Deutsche Bank Securities. Prior to joining Deutsche Bank, Mr. Zhang was a foreign trade manager with United Textile Corporation in Shanghai from July 1990 to July 1991. Mr. Zhang received a Masters degree in Business Administration from Yale University, a Bachelor of Science in Finance from Indiana University Bloomington and an Associate degree from College of International Business, Shanghai University. Mr. Zhang speaks English and the Mandarin and Shanghai dialects of Chinese.

          Mr. Jingfeng Wang is very experienced in investment and financial management. He has been vice president of Zhong Ke Zhao Shang Investment Management and investment committee member of Zhong Ke Jing Ying Venture Capital since 2007. Since 2006 to 2007, he was Chief Auditor of Fujian Xingye Technology Co., Ltd. Since 2001 to 2005, he was executive vice president and financial director of Tomorrow Holding Co., Ltd. Since 1991 and 2001, he took various financial management positions in China Aluminum Corp. Mr. Wang graduate from Shangdong University in 1994 and received his MBA degree from Newport University in 2005. He is a qualified accountant.

Director Independence

          In anticipation of being listed on the Nasdaq Global Market, CGSAC will elect to follow the rules of Nasdaq in determining whether a director is independent. The board of directors also will consult with the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors will include four independent directors and three non-independent directors. The three independent directors are Tiezhu Zhang, Michael W. Zhang and Jingfeng Wang. The four non-independent directors are Peifeng Hong, Zhi Chen, Jingui Zhang and Toshihiro Nakamura.

          CGSAC currently does not have an independent board of directors and is not required to have one.

Committees of the Board of Directors

Audit Committee

          In anticipation of being listed on the Nasdaq Global Market, CGSAC will establish an audit committee to be effective at the consummation of the stock acquisition. As required by Nasdaq listing standards, the audit committee will be comprised of at least 3 independent directors who are also “financially literate.” The listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Each audit committee member will have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company’s financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

          In selecting candidates for the audit committee of the combined company, the board will ensure that at least one committee member will have appropriate educational credentials and expertise to qualify as an “audit committee financial expert” within the meaning of all applicable rules.

Current CGSAC Board of Directors

          Our board of directors has not established an audit committee, and intends to do so after our initial business combination.

Independent Auditors’ Fees

          J.H. Cohn LLP acts as CGSAC’s principal auditor.

Audit Fees

          CGSAC paid, CGSAC’s principal accountant US$50,000 for the fiscal year ended December 31, 2007 and US$35,000 for the fiscal year ended December 31, 2006 for the services they performed in connection with the audit of CGSAC’s annual financial statements, the review of the interim financial statements and the initial public offering.

Audit-Related Fees

          During 2007, CGSAC paid, CGSAC’s principal accountant US$10,000 for the professional services related to the filing of our registration statement with the SEC.

Tax Fees

          During 2007, CGSAC did not make any payments for tax services.

All Other Fees

          During 2007, there were no fees billed for products and services provided by the principal accountant to CGSAC other than those set forth above.

Audit Committee Pre-approval Policies and Procedures

          In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Conduct

          CGSAC has not yet adopted a formal code of ethics statement because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while its searches for a target company and consummates an acquisition and the only persons acting for CGSAC are the five directors who are also the officers, general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines.

Nominating Committee Information

          In anticipation of being listed on the Nasdaq Global Market, CGSAC will form a nominating committee in connection with the consummation of the Acquisition. The members each will be an independent director under Nasdaq listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on CGSAC’s board of directors. The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others.

          CGSAC does not have any restrictions on shareholder nominations under its Amended and Restated Memorandum and Articles of Association. The only restrictions are those applicable generally under Cayman Islands corporate law and the federal proxy rules. Prior to the consummation of the business combination, CGSAC has not had a nominating committee or a formal means by which shareholders can nominate a director for election. Currently the entire board of directors decides on nominees, on the recommendation of one or more members of the board. None of the members of the board of directors are “independent.” Currently, the board of directors will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

          Because the management and directors of CGSAC are the same persons, the board of directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the boards’ attention by virtue of the co-extensive employment.

Compensation Committee

          In anticipation of being listed on the Nasdaq Global Market, CGSAC will establish a compensation committee. The purpose of the compensation committee will be to administer the company’s equity plans, including authority to make and modify awards under such plans.

Director Compensation

          CGSAC intends to pay its non-employee directors a yearly retainer of US$25,000 as well as reimburse their expenses incurred in attending meetings. CGSAC’s directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

          None of our current executive officers has received any cash compensation for services rendered. However, our executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations and for out-of-pocket expenses incurred in connection with this Acquisition. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if this reimbursement is challenged.

OMH Executive Officers

          The following sets forth summary information concerning the compensation paid by OMH to Zhi Chen and Jingui Zhang during the last three fiscal years.

Annual Compensation

Name	Year	Salary($)

Zhi Chen	January to September 2008	194,054
	2007	237,448
	2006	226,190

Jingui Zhang	January to September 2008	194,054

*Zhi Chen’s salary was RMB 1,800,000 each year for 2006, 2007 and 2008 and the change in salary in the table above reflects changes in the exchange rate between the RMB and US dollar. The average exchange rate for one US dollar was RMB 7.96, 7.58 and 6.96 for 2006, 2007 and 2008, respectively.

          Since its formation, OMH has granted no stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation.

CGSAC Executive Officers

          No executive officer of CGSAC has received any cash or non-cash compensation for services rendered to CGSAC. Each executive officer has agreed not to take any compensation prior to the consummation of a business combination.

          Commencing May 3, 2006 and ending upon the acquisition of a target business, CGSAC has paid and will continue to pay an administrative services fee totaling US$7,500 per month to Global Vestor Capital Partners LLC for providing CGSAC with office space and certain office and secretarial services. Other than this US$7,500 per month in fees, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of the CGSAC shareholders existing prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, CGSAC shareholders existing prior to its initial public offering have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Executive Compensation Determination

          It is the intention of CGSAC to determine executive compensation by a decision of the majority of the independent directors, at a meeting at which the chief executive officer will not be present. In the future, the board may establish a committee.

SHARES ELIGIBLE FOR FUTURE SALE

          As of January 2, 2009, we had 6,138,500 shares outstanding. Of these shares, the 5,013,500 shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. After the Acquisition, assuming (i) none of our shareholders exercise their right to redeem their shares, there will be up to 12,317,500 shares outstanding, of which 5,013,500 shares will be registered or freely tradable without securities law restrictions, 925,000 shares (excluding 200,000 ordinary shares to be forfeited upon the consummation of the Acquisition) held by our initial shareholders will be registered or freely tradable without securities law restrictions provided that they are subject to a one-year escrow following the consummation of the Acquisition pursuant to the terms of our IPO, and up to 120,000 shares being issued to the due diligence team for the Acquisition will be “restricted stock”. We may file a registration statement relating to resales of these shares by the initial shareholders or the other shares after completion of the Acquisition. The 6,259,000 shares (including 2,000,000 shares to be held in escrow pending achievement of certain after-tax profit targets for both 2008 and 2009) being issued in connection with the acquisition of the shares of OMH will be “restricted stock” and do not have any registration rights. Additionally, any of these shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as “restricted stock.”

          In addition, 2,000,000 shares of CGSAC will be held in the escrow account at closing and will be released to the current OMH shareholders only when the company surviving the Acquisition achieves after-tax profits of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively. Our current directors have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition.

          Furthermore, as of January 2, 2009, there are total of 5,913,500 outstanding warrants, including 5,013,500 warrants that were issued in our IPO and 900,000 warrants that were held by our founding directors, each for the purchase of one share, that are freely tradable. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. We intend to use our best efforts to cause such a registration statement to be in effect at that time as the warrants become exercisable. In addition, in connection with our IPO, we issued a unit purchase option to the representative of the underwriters which is exercisable for up to a total of 315,000 units. The units issuable upon exercise of this option are identical to those offered by our IPO. This option is exercisable on a cashless basis at US$10.00 per unit. The securities underlying the representative’s unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

          Therefore, there are an aggregate of up to 6,543,500 shares that may be issued in the future upon exercise of outstanding warrants and unit purchase.

          Rule 144. Rule 144 is unavailable for the resale of restricted securities initially issued by a “blank-check” or “shell” company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

•	has ceased to qualify as a “blank-check” or “shell” company;

•	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

•	has filed certain information with the SEC (“Form 10 information”) reflecting that it is no longer a “blank-check” or “shell” company may, after one year has elapsed from the filing of the “Form 10 information,” within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

•	1% of the total number of ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          Sales under Rule 144 are also limited based on the availability of current public information about us, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

DESCRIPTION OF SHARE CAPITAL

General

          We are a Cayman Islands exempted company and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law (2007 Revision) and the common law of the Cayman Islands. The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

          We are authorized to issue 20,000,000 ordinary shares, par value US$.001, and 1,000,000 shares of preferred shares, par value US$.001. As of the date of this proxy, 6,138,500 ordinary shares are outstanding, held by five record holders. No preferred shares are currently outstanding.

Units

          Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share.

Ordinary Shares

          Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Rights of shareholders may not be altered, except by a special resolution requiring two-thirds shareholder approval. In connection with the shareholder vote required to approve any business combination, all of our initial shareholders, including all of our directors and executive officers, have agreed to vote the ordinary shares owned by them prior to our IPO in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our initial shareholders have also agreed that if they acquire ordinary shares in or following our IPO, they will vote such acquired shares in favor of a business combination.

          We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning not more than 19.99% of the shares sold in our IPO exercise their redemption rights discussed below. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described below.

          Following the consummation of the Acquisition, our board of directors will cease to be classified. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed.

          If we automatically dissolve and liquidate the trust account prior to a business combination, our public shareholders are entitled to share ratably in the trust account, inclusive of any interest (net of taxes payable, which taxes, if any, shall be paid from the trust account), and any net assets remaining available for distribution to them after payment of liabilities. Our initial shareholders, including our directors and executive officers, have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination, but only with respect to those ordinary shares acquired by them prior to our IPO. Additionally, upon a liquidation redemption, the underwriters of our IPO have agreed to waive any right they may have to the US$802,160 of deferred underwriting discount currently being held in the trust account, all of which shall be distributed to the public shareholders.

          Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available. In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled, subject to the rights of holders of preferred shares, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no conversion, preemptive or other subscription rights. There are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to redeem their ordinary shares to cash equal to their pro rata share of the trust account if they vote against the business combination and the business combination is approved and completed. Public shareholders who redeem their shares into their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Shares

          Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of 1,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by our board of directors. No preferred shares have been issued or outstanding. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights, which could adversely affect the voting power or other rights of the holders of ordinary shares, although the underwriting agreement prohibits us, prior to a business combination, from issuing preferred shares that participate in any manner in the proceeds of the trust account, or that vote as a class with the ordinary shares on a business combination. We may issue some or all of the preferred shares to effect a business combination. In addition, the preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

          Due to the fact that we currently have 20,000,000 ordinary shares authorized, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination.

Warrants

          The warrants issued as part of the units sold by us in our IPO each entitles the registered holder to purchase one ordinary share at a price of US$6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; and

•	January 29, 2008

          The warrants will expire on January 29, 2011 at 5:00 p.m., New York City time.

          The warrants may trade separately.

          We may call the warrants for redemption (including any warrants issued upon exercise of the underwriters’ unit purchase option) at any time after the warrants become exercisable:

•	in whole and not in part;

•	at a price of US$.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder;

•

if, and only if, the last sale price of the ordinary shares equals or exceeds US$11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

•	if there is an effective registration statement allowing for the resale of the shares underlying the warrants.

          We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a degree of liquidity to cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder will then be entitled to exercise his or her warrant prior to the date scheduled for redemption, however, there can be no assurance that the price of the ordinary shares will exceed the call trigger price or the warrant exercise price after the redemption call is made.

          The warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, as warrant agent, and us.

          The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend or our recapitalization, reorganization or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

          The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

          No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. If we are unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore are unable to deliver registered shares, the warrants may become worthless. Additionally, the warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. Under the terms of the warrant agreement, the registered holders of a warrant will not be entitled to receive a net-cash settlement, stock, or other consideration in lieu of physical settlement in our shares.

          Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, the founding director warrants are exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current. As described above, the holders of the warrants purchased in our IPO will not be able to exercise them unless we have a current registration statement covering the shares issuable upon their exercise.

          No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

          Our officers and directors, or their designees, collectively purchased an aggregate of 900,000 of our warrants from us at a price of US$1.20 per warrant prior to the closing of our IPO. The founding director warrants have terms and provisions that are identical to the warrants included in the units being sold in our IPO, except that the founding director warrants (i) are not transferable or salable by the purchasers who initially purchase these warrants from us until we complete a business combination, (ii) are non-redeemable so long as these persons hold such warrants, and (iii) were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered, or if an exemption from registration is then available. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes. The non-redemption provision does not apply to warrants included in units or otherwise purchased in open market transactions, if any. The price of the warrants was arbitrarily established by us and the representative of the underwriters of our IPO after giving consideration to numerous factors, including but not limited to, the pricing of units in our IPO, the pricing associated with warrants in other blank-check financings in both the public after-market and any pre-offering private placement, and the warrant purchase obligations of managers in similar type transactions. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants. As part of the negotiations between the representative of the underwriters of our IPO and our management, management agreed to purchase the warrants directly from us and not in open market transactions. By making a direct investment in us, the amount held in trust pending a business combination has been increased and the participating managers have committed to a specific amount of warrant purchases. The purchase of the Company’s securities in a private placement also has the benefit of reducing any concerns about open-market purchases by members of management present in other blank check offerings.

          The warrants owned by our officers and directors will be worthless if we do not consummate a business combination unless the Amendment Proposal is approved and implemented. The personal and financial interests of these individuals may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, our officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest. As a result of the founding director warrants being non-redeemable, holders of the founding director warrants, or their permitted transferees, could realize a larger gain than our public warrant holders.

Dividends

          We have not paid any cash dividends on our ordinary shares to date and do not intend to pay dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any cash dividends in the foreseeable future. In addition, our board is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future. Further our ability to declare dividends may be limited to restrictive covenants if we incur any indebtedness.

Changes in Capital

          We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our Amended and Restated Memorandum and Articles of Association, subject nevertheless to the provisions of Section 13 of the Companies Law; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

          We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Certain Differences in Corporate Law

          We are a Cayman Islands company and our affairs are governed by, among other things, the Companies Law (2007 Revision) of the Cayman Islands. The following is a summary of material differences between the Companies Law and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. . Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

          Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is generally understood under the corporate laws of the various states of the United States. While Cayman Islands law does have statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger, this can be achieved through other means, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a merger was sought pursuant to these statutory provisions (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

          When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offer or may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

          If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

          Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

          A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

Certain Reporting Obligations

          As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file current reports with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we have agreed with the representatives of the underwriters that for the period commencing on January 29, 2007 and ending on the consummation of a business combination, we will comply with the rules under the Exchange Act with respect to the furnishing and content of our proxy statement related to the business combination. We have also agreed with the representatives of the underwriters that for the period commencing on January 29, 2007 and ending on the consummation of a business combination, we will comply with the rules and regulations under the Exchange Act prescribing the requirements and filing deadlines for current reports on Form 8-K and will file reports on Form 6-K complying with those rules and regulations. In addition, we have agreed with the representatives of the underwriters that we will furnish to American shareholders an English language version of our annual financial statements and all other materials regularly provided to other shareholders, and publish, at least quarterly, an English language version of our interim financial statements filed with the SEC.

Our Transfer Agent and Warrant Agent

          The transfer agent for our securities and warrant agent for our warrants is American Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

          You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

          This proxy described the material elements of all relevant contracts, exhibits and other information described in this Proxy. Information and statements contained in this Proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

          All information contained or incorporated by reference in this proxy statement relating to CGSAC has been supplied by us, and all information contained in this proxy statement relating to OMH has been supplied by OMH. Information provided by either CGSAC or OMH does not constitute any representation, estimate or projection of the other.

          If you would like additional copies of this proxy statement or have questions about the Acquisition, you should contact:

Mr. Michael Zhang
ChinaGrowth South Acquisition Corporation
1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417
86-21-5744-8336

INDEX TO FINANCIAL STATEMENTS

OLYMPIA MEDIA HOLDINGS LIMITED
REPORT AND FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
OLYMPIA MEDIA HOLDINGS LIMITED

We have audited the accompanying consolidated balance sheets of Olympia Media Holdings Limited and subsidiaries as of September 30, 2008, December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Media Holdings Limited as of September 30, 2008, December 31, 2007 and 2006 and the results of its operations and its cash flows for the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA Limited
Certified Public Accountants

HONG KONG, 13 December 2008
(THE PEOPLE’S REPUBLIC OF CHINA)

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31
	September 30
	2008	2007	2006

	USD	USD	USD
Assets
Current assets

Cash and cash equivalent	$1,158,883	$1,259,197	$3,113,436
Accounts receivable, net	14,056,719	4,145,182	786,045
Inventories	795,042	1,632,015	4,733,183
Prepayments	4,210,289	2,544,176	764,675
Other receivables	490,071	712,670	790,491
Amounts due from related parties	883,295	79,106	267,958

Total current assets	21,594.299	10,372.346	10,455.788

Property, plant and equipment, net	5,619,027	5,324,587	3,189,276
Deposits to newspapers	27,636,685	17,252,799	8,367,217
Deferred expenses	19,430	42,536	102,956
Deferred offering costs	203,702	—	—
Intangible assets, net	629,433	11,799	16,350

Total assets	$55,702,576	$33,004,067	$22,131,587

Liabilities and shareholders’ equity
Current liabilities

Short-term bank loans	$4,306,283	$2,281,894	$2,942,117
Accounts payable	6,045,773	3,704,203	6,085,992
Income tax payable	2,088,396	609,002	91,670
Advances from customers	875,304	590,518	325,003
Accrued expenses and other current payables	12,775,068	12,168,220	4,065,422
Amounts due to related parties	2,409,669	2,002,873	693,590
Amounts due to shareholders	5,803,632	48,965	1,437,966
Amounts due to minority interests	726,707	822,215	95,298

Total current liabilities	35,030,832	22,227,890	15,683,058

Minority interest	109,597	146,431	5,870

Shareholders’ equity

Registered capital	50,000	10,000	10,000
Additional paid-in capital	8,100,378	7,329,367	5,707,723
Retained earnings	11,016,424	2,556,609	526,694
Accumulated other comprehensive income	1,395,345	733,770	198,242

Total shareholders’ equity	20,562,147	10,629,746	6,442,659

Total liabilities and shareholders’ equity	$55,702,576	$33,004,067	$22,131,587

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31
	Nine months ended September 30
	2008	2007	2006

	USD	USD	USD

Gross revenue	$41,598,245	$23,033,275	$12,463,421

Cost of sales	26,444,220	14,575,382	8,811,730

Gross profit	15,154.025	8,457.893	3,651.691

Operating expenses
Sales and marketing expenses	1,438,196	994,303	508,581
General and administrative expenses	3,148,895	2,230,380	1,428,779

Total operating expenses	4,587,091	3,224,683	1,937,360

Operating Income	10,566,934	5,233,210	1,714,331

Other Income/(Expense)
Interest income	35,380	39,659	10,279
Other income – net	277,528	205,974	8,586
Interest expense	(363,866)	(496,957)	(309,926)

Income before tax and minority interest	10,515,976	4,981,886	1,423,270

Income tax	2,101,843	622,230	95,488

Income before minority interest	8,414,133	4,359,656	1,327,782

Minority interest	(45,682)	75,051	9,160

Net income	8,459,815	4,284,605	1,318,622

Other comprehensive income - Effects of foreign currency conversion	661,575	535,528	198,242

Total comprehensive income	$9,121,390	$4,820,133	$1,516,864

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

	Registered Capital USD	Additional Paid-in Capital USD	Retained Earnings USD	Accumulated Other Comprehensive Income USD	Total USD

Balance, December 31, 2005	$10,000	$5,707,723	$(6,692)	$—	$5,711,031

Net income	—	—	1,318,622	—	1,318,622
Dividends paid	—	—	(785,236)	—	(785,236)
Foreign currency translation adjustment	—	—	—	198,242	198,242

Balance, December 31, 2006	10,000	5,707,723	526,694	198,242	6,442,659

Net income	—	—	4,284,605	—	4,284,605
Dividends paid	—	—	(2,254,690)	—	(2,254,690)
Shareholders additional contribution	—	1,621,644	—	—	1,621,644
Foreign currency translation adjustment	—	—	—	535,528	535,528

Balance, December 31, 2007	10,000	7,329,367	2,556,609	733,770	10,629,746

Capital injected	40,000	—	—	—	40,000
Net income	—	—	8,459,815	—	8,459,815
Shareholders additional contribution	—	771,011	—	—	771,011
Foreign currency translation adjustment	—	—	—	661,575	661,575

Balance, September 30, 2008	$50,000	$8,100,378	$11,016,424	$1,395,345	$20,562,147

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31
	Nine months ended September 30
	2008	2007	2006

	USD	USD	USD

Cash flows from operating activities:-

Net income	$8,459,815	$4,284,605	$1,318,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	562,888	493,893	213,875
Amortization	10,784	11,356	9,403
Minority interest	(45,682)	75,051	9,160
Changes in assets and liabilities:
Accounts receivable	(9,911,537)	(3,359,137)	(248,177)
Inventories	836,973	3,101,168	(3,904,043)
Prepayments	(1,666,113)	(1,779,501)	1,695,382
Other receivables	222,599	77,821	(825,459)
Amounts due from related parties	(804,189)	188,852	(267,958)
Accounts payable	2,341,570	(2,381,789)	5,258,483
Income tax payable	1,479,394	517,332	(105,534)
Advances from customers	284,786	265,515	(173,301)
Accrued expenses and other current payables	1,307,559	1,717,011	(314,494)

Net cash provided by operating activities	$3,078.847	$3,212.177	$2,665.959

Cash flows from investing activities:
Purchase of property, plant and equipment	(930,493)	(2,675,563)	(648,425)
Expenditures for intangible assets and deferred expenses	(606,700)	52,265)	(1,207)
Deferred offering costs	(203,702)	—	—
Deposits to newspapers	(10,383,886)	(8,885,582)	(4,65,310)

Net cash used in investing activities	$(12,124,781)	$(11,508,880)	$(5,300,942)

Cash flows from financing activities:
Capital injected	$40,000	$—	$—
Shareholders additional contribution	771,011	1,621,644	—
Cash received (repaid) for borrowings	2,024,389	(660,223)	2,570,526
Dividends paid	—	(2,254,690)	(785,236)
Advance from third parties	(700,711)	6,385,787	895,426
Amounts due to related parties	406,796	1,363,283	639,590
Amounts due to shareholders	5,754,667	(1,389,001)	1,437,966
Amounts due to minority interests	(95,508)	726,917	95,298

Net cash provided by / (used in) financing activities	$8,200,644	$5,793,717	$4,853,570

Effect of foreign currency conversion on cash	744,976	648,747	190,337

Net increase/(decrease) in cash	$(100,314)	$(1,854,239)	$2,408,924

Cash, Beginning	1,259,197	3,113,436	704,512

Cash, Ending	$1,158,883	$1,259,197	$3,113,436

See the accompanying notes to the consolidated financial statements.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF BUSINESS AND ORGANISATION

The consolidated financial statements include the financial statements of Olympia Media Holdings Limited (“the Company”), its subsidiaries, and variable interest entities (“VIEs”) where the Company is deemed the primary beneficiary. The Company, its consolidated subsidiaries and VIEs are collectively referred to as the “Group”. The Group is engaged in publishing and advertising activities, and now has 30 subsidiaries all over the Peoples’ Republic of China (“PRC”).

The Company was established in British Virgin Island (“BVI”) as a holding company in December 2005. Fujian Shifang Propagation Co. Ltd. (“SF”), one of OMH’s wholly owned subsidiaries, entered into contractual agreements with Beijing Hong Xin Tu Culture Propagation Co., Ltd (“BJHXT”) described below. Since the Company is deemed the primary beneficiary of BJHXT, BJHXT is deemed a subsidiary of the Company under the requirements of Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities”.

Based on the contractual arrangements, SF provides consulting services to BJHXT and is entitled to (1) receive a substantial portion of the economic benefits from BJHXT; (2) exercises effective control over BJHXT, and (3) has an exclusive option to purchase all or part of the equity interests in BJHXT when and to the extent permitted by the PRC laws. Accordingly, by virtue of the contractual arrangements, OMH consolidates BJHXT’s results, assets and liabilities in OMH’s financial statements.

The following are brief description of contracts entered between SF and BJHXT:

(1)

Services Agreement. SF has entered into a Services Agreement with BJHXT, pursuant to which, SF exclusively provides consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

(2)

Loan Agreement. SF and BJHXT’s shareholders have entered into an Loan Agreement, pursuant to which SF loaned RMB 5.4 million to Jingui Zhang and RMB 3 million to Zhi Chen and RMB 13.5 million to Yibin Qiang and RMB 8.1 million to Yulin Lin, to fund the payment by BJHXT’s shareholders of the acquisition price of all the equity interests in BJHXT.

(3)

Equity Pledge Agreement. SF, BJHXT and its shareholders have entered into an Equity Pledge Agreement, pursuant to which, each of the shareholders of BJHXT has pledged all of its equity interests in BJHXT to SF to guarantee the repayment of the loan under the Loan Agreement and the payment of service fees under Services Agreement.

(4)

Voting Rights Proxy Agreement. SF, BJHXT and its shareholders have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF BUSINESS AND ORGANISATION (Cont’d)

(5)

Exclusive Purchase Option Agreement. SF, BJHXT and its shareholders have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the shareholders of BJHXT has irrevocably and unconditionally granted SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

2.	BASIS OF PRESENTATION

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). This basis of accounting differs from that used in the statuary accounts of the Company, which are prepared in accordance with the “Accounting Principles of China” (“PRC GAAP”). All significant inter-company transactions and balances have been eliminated.

3.	USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Significant items are subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for receivables and realizable values for inventories. Actual results could differ from those estimates.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	(a)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and deposits in banks with maturities of three months or less.

	(b)	Deposits to Newspaper

Based on agreement entered between the Group and newspapers, the Group needs to pay a certain deposit to the contracted newspapers in order to receive operation rights. Such deposits are interest free, repayable on the mature date of agreement or on demand of the Group.

	(c)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(d)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method.

	(e)	Concentrations of Credit Risk

Financial instruments of the Group that potentially expose to concentrations of credit risk consist principally of cash and cash equivalent, accounts and others receivables.

	(f)	Foreign Currency Translation

The Company uses the local currency (RMB) as the functional currency. Translation adjustments are reported as other comprehensive income in the statement of operations and accumulated as other comprehensive income in equity section of balance sheets. Financial information is translated into U.S. Dollars at prevailing or current rates respectively, except for revenues and expenses which are translated at average current rates during the reporting periods.

The accompanying financial statements are presented in United States Dollars (USD). The functional currency of the Company is the Renminbi (RMB). Capital accounts of the financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year / period.

	September 30, 2008	2007	2006

	USD	USD	USD
Year / period end RMB:
USD exchange rate	6.8551	7.3141	7.8175
Average yearly / period RMB:
USD exchange rate	6.9988	7.6172	7.9819

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(g)	Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight line method over the estimated useful lives of the assets as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furnitures	5
Motor vehicles	5-10

(h)	Intangible assets

The Company has capitalized certain internal use software and website development costs and are carried at cost less accumulated amortization and impairment, if any. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic life of the intangible assets.

The intangible assets are subject to impairment test on an annual basis and are being amortized over ten years.

(i)	Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

No impairment was recognized in September 30, 2008, December 31, 2007 and 2006.

(j)	Revenue Recognition

The Group generates revenue primarily from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectibility of the resulting receivable is reasonably assured.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(k)	Income Taxes

The Company uses the asset and liability approach of accounting for income taxes pursuant to SFAS No. 109 “Accounting for Income Taxes”. Under this approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

	(l)	Pension and Employee Benefits

Full time employees of the PRC entities participate in a government mandated mulit-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The Management believes full time employees who have passed the probation period are entitled to such benefits.

	(m)	Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

	(n)	Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The adoption of FIN 48 did not have a material impact on the Group’s Financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this Statement are to be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings. The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007. Management does not expect that the adoption of SFAS No.157 would have a material impact on the Company’s financial position and results of operations.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	(n)	Recent Accounting Pronouncements (Cont’d)

In December 2007, SAB 109 supersedes SAB 105, “Application of Accounting Principles to Loan Commitments”, provided that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. Management does not expect that the adoption of SAB No.109 would have a material impact on the Company’s financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS No. 142-3 (FSP FAS 142-3) “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” to include an entity’s historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be “substantial cost or material modifications. “FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. Management does not expect that the adoption of FAS No.142-3 would have a material impact on the Company’s financial position and results of operations.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generaly Accepted Accounting Principles” (FAS 162). Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformily with Generaly Accepted Accounting Principles.” FAS 162 will not impact our financial statements.

	(o)	Segment Reporting

The Company has one operating segment, as that term is defined in FASB Statement No. 131, Disclosure About Segments of an Enterprise and Related Information.

	(p)	Deferred offering costs

Deferred offering costs are those costs directly attributable to the Company’s proposed public offering. Such costs consist principally of professional fees and will be charged to stockholders’ equity upon receipt of the capital raised. Should the proposed offering prove to be unsuccessful, the deferred costs will be charged to operations.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

5.	ACCOUNTS RECEIVABLE, NET

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Accounts receivable	14,056,719	4,145,182	786,045
Less: Allowance for doubtful accounts	—	—	—

Accounts receivable, net	14,056,719	4,145,182	786,045

No provision has been provided as of September 30,2008, December 31, 2007 and 2006.

6.	INVENTORIES

Inventories as of September 30, 2008, December 31, 2007 and 2006 consist principally of ink and newsprint as follows: -

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Ink	147,865	87,102	44,131
Newsprint	647,177	1,544,913	4,689,052

	795,042	1,632,015	4,733,183

7.	PREPAYMENTS

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Prepayments	4,210,289	2,544,176	764,675

Prepayments represent cash paid to suppliers and payment of rental expenses in advance.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

8.	OTHER RECEIVABLES

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Utility deposit	184,032	430,216	328,653
Advance to employee	224,600	132,569	65,112
VAT Tax refund	9,501	136,405	383,998
Others	71,938	13,480	12,728

	490,071	712,670	790,491

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Leasehold improvement	80,285	72,875	63,461
Buildings	411,773	385,932	130,636
Machineries and equipments	5,400,372	5,113,344	2,934,262
Office equipments and furnitures	628,032	286,104	273,995
Motor vehicles	651,078	382,792	163,130

Total	7,171,540	6,241,047	3,565,484

Less:
Accumulated depreciation	(1,552,513)	(916,460)	(376,208)

	5,619,027	5,324,587	3,189,276

Depreciation expenses for the nine months ended September 30, 2008 was USD562,888. Depreciation expenses for the years ended December 31, 2007 and 2006 were USD493,893 and USD213,875 respectively.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

10.	DEFERED EXPENSES

Deferred expenses represents the amounts paid for installation of electric wiring costs and decoration expenses for property. Costs are amortized over 5 years.

11.	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Computer software (net) (a)	59,752	11,799	16,350
Website development cost (b)	569,681	—	—

	629,433	11,799	16,350

	(a)	Amortization for computer software for the nine months ended September 30, 2008, years ended December 31, 2007 and 2006 were USD10,784, USD11,356 and USD9,403 respectively.

	(b)	The management determined that these was no impairment of value. Costs are amortized over 10 years.

12.	SHORT TERM BANK LOANS

	September 30, 2008	2007	2006

	USD	USD	USD

Short term loans	4,306,283	2,281,894	2,942,117

The loans are secured by the Company’s inventories, property and guaranteed by third party. The loans are used to finance daily operations. Interest rate range from 5.58% to 8.217%.

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

13.	ACCRUED EXPENSES AND OTHER CURRENT PAYABLES

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Accrued utility expenses and other liabilities	423,330	86,942	11,313
Accrued salaries and welfare	1,285,998	805,396	489,930
Value added tax and other taxes payable	2,303,717	1,459,533	78,546
Other payables
Amount due to staff	424,692	405,976	10,441
Deposits received	1,066,615	338,819	194,917
Dividend payable	—	—	301,171
License fees to publishers	—	924,478	1,527,982
Payable for purchase of printing machineries	200,581	751,973	530,666
Others	489,633	113,890	25,030
Advance from third parties (a)	6,580,502	7,281,213	895,426

	12,775,068	12,168,220	4,065,422

(a)

Interest at 5.58% was charged on balances of USD 454,510, USD 790,982 and USD 383,754 for the nine months ended September 30, 2008, years ended December 31, 2007 and 2006 respectively. The remaining balances were non-interest bearing short term advances.

14.	RELATED PARTY TRANSACTIONS

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Fujian ShiFang Digital Technology Co. Ltd.
- Short term advance	—	524,600	511,672
- Repayment	(991,599)	—	—
Fujian JinDi Mining Co., Ltd.
- Short term advance	1,375,264	493,080	127,918
Fuzhou development zone Xuanye Industrial Trading Co., Ltd.
- Short term advance	23,141	345,603	—

	406,796	1,363,283	639,590

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

15.	AMOUNTS DUE TO RELATED PARTIES

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Fujian ShiFang Digital Technology Co. Ltd.	44,673	1,036,272	511,672
Fujian JinDi Mining Co., Ltd.	1,996,252	620,998	127,918
Fuzhou development zone Xuanye Industrial Trading Co., Ltd.	368,744	345,603	—

	2,409,669	2,002,873	639,590

The interest-bearing part of amounts due to related parties is as follows:

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Interest-bearing balance	—	1,657,270	639,590

Interest rate	—	5.58% - 6.57%	5.58%

16.	AMOUNTS DUE TO SHAREHOLDERS

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Aotian Holding Ltd.	135,533	—	—
Topbig International Development Ltd.	5,568,944	—	—
Zhi Chen	99,155	48,965	81,958
Yutong Lin	—	—	1,205,064
Jingui Zhang	—	—	150,944

	5,803,632	48,965	1,437,966

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

17.	AMOUNTS DUE TO MINORITY INTERESTS

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Xu Kaining (previous minority shareholder)	312,417	433,924	95,298
Zhu Shengnan (minority shareholder)	119,609	112,112	—
Qin Guojun (minority shareholder)	294,671	276,179	—

	726,707	822,215	95,298

18.	SHAREHOLDERS’ EQUITY

Registered capital

The Company is a limited liability company established in British Virgin Islands on December 13, 2005. The Company has authorized and issued 10,000 ordinary shares of USD 1.00 each. As of July 18, 2008, additional 40,000 ordinary shares were authorized, issued and outstanding.

The Company has not authorized any preferred shares.

19.	REVENUES

Revenues for the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006 as follows:

	Nine months ended September 30, 2008	Year 2007	Year 2006

	USD	USD	USD

Publishing revenue	6,727,578	7,268,388	5,322,495
Advertising revenue	34,870,667	15,764,887	7,140,926

	41,598,245	23,033,275	12,463,421

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

20.	INCOME TAXES

A reconciliation of the expected income tax expense to the actual income tax expense are as follows:-

	Nine months ended September 30, 2008	Year 2007	Year 2006

	USD	USD	USD

Income before tax	10,515,976	4,981,886	1,423,270

Expected tax (2008: 25%, 2007 and 2006: 33%)	2,628,994	1,644,022	469,678
Non-deductible expenses	51,519	165,142	385,732
Tax exempted	(578,670)	(1,186,934)	(759,922)

Actual income tax expense	2,101,843	622,230	95,488

Effective at the beginning of the year 2007, the company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.” FIN 48 contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including 50% likely of being realized upon ultimate settlement. Management does not anticipate any potential future adjustments would result in a material change to its financial tax position. As a result, there is no unrecognized tax benefit.

21.	OPERATING LEASE COMMITMENT

The total future minimum lease payments under non-cancelable operating leases in respect of leasehold land are payable as follows:

	September 30, 2008	December 31, 2007	December 31, 2006

	USD	USD	USD

Leasehold land
Repayable:
With 1 year	516,327	208,478	262,092
2-5 year	446,796	430,146	409,785
Thereafter	1,469,357	438,387	550,878

	2,432,480	1,077,011	1,222,755

OLYMPIA MEDIA HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2008
AND YEARS ENDED DECEMBER 31, 2007 AND 2006

22.	SUBSEQUENT EVENTS

In December 2008, ChinaGrowth South Acquisition Corporation (“ChinaGrowth”), a blank check Cayman Islands company listed on OTCBB will enter into a Share Purchase Agreement with the Company, and all the shareholders of the Company for ChinaGrowth’s reversal acquisition of the Company. At the time of the closing expected in January 2009, ChinaGrowth will merge with the Company to achieve the purpose of a business combination.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

Financial statements
For the Period from May 3, 2006 (inception) through December 31, 2007:
Report of the Independent Registered Public Accounting Firm
Balance Sheets
Statements of Operations
Statements of Shareholders’ Equity
Statements of Cash Flows
Notes to Financial Statements
For the Nine Months Ended September 30, 2008 (Unaudited)
Condensed Balance Sheets
Condensed Statements of Operations
Condensed Statements Shareholders’ Equity
Condensed Statements of Cash Flows
Condensed Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ChinaGrowth South Acquisition Corporation

          We have audited the accompanying balance sheets of ChinaGrowth South Acquisition Corporation (a development stage company) as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ equity and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth South Acquisition Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the periods from May 3, 2006 (date of inception) through December 31, 2007 and 2006 and for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

J.H. Cohn LLP

New York, New York

May 7, 2008

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2007	December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$398,735	$157,028
Prepaid expenses	18,965	—
Investment held in trust	38,979,139	—
Investment held in trust for Underwriters	802,160	—
Other receivable	3,877	—
Deferred offering cost	—	212,621

Total assets	$40,202,876	$369,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs	$—	$149,056
Accrued expenses	30,836	—
Unsecured promissory notes	—	210,000
Due to Underwriters	802,160	—

Total current liabilities	832,996	359,056

Ordinary shares subject to possible conversion to cash (1,002,199 shares at conversion value)	7,952,282	—

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares—$.001 par value, 20,000,000 shares authorized; 6,138,500 issued and outstanding – 2007; 1,125,000 shares issued and outstanding – 2006	6,139	1,125
Additional paid-in capital	30,021,647	23,875
Retained earnings/(deficit) accumulated during the development stage	1,389,812	(14,407)

Total shareholders’ equity	31,417,598	10,593

Total liabilities and shareholders’ equity	$40,202,876	$369,649

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Operating expenses	$282,139	$16,242	$298,381

Loss from operations	(282,139)	(16,242)	(298,381)

Interest income	1,686,358	1,835	1,688,193

Net income (loss)	$1,404,219	$(14,407)	$1,389,812

Net income (loss) per share—basic and diluted	$0.25	$(0.01)

Weighted average number of shares outstanding—basic and diluted	5,724,692	1,125,000

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total

	Shares	Amount

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$—	$25,000
Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	—	—	—	(14,407)	(14,407)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,407)	10,593

Sale of 5,013,500 units, net of underwriters’ discount and offering expenses (includes 1,002,199 shares subject to possible conversion)	5,013,500	5,014	36,869,954	—	36,874,968
Proceeds from issuance of founding director warrants	—	—	1,080,000	—	1,080,000
Proceeds subject to possible conversion of 1,002,199 shares	—	—	(7,952,282)	—	(7,952,282)
Proceeds from issuance of underwriting option	—	—	100	—	100
Net income for the year ended December 31, 2007	—	—	—	1,404,219	1,404,219

Balance at December 31, 2007	6,138,500	$6,139	$30,021,647	$1,389,812	$31,417,598

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2006	For the period from May 3, 2006 (Date of Inception) through December 31, 2007

Cash flows from operating activities:
Net income (loss)	$1,404,219	$(14,407)	$1,389,812
Increase in accrued expenses	30,836	—	30,836
Increase in prepaid expenses	(18,965)	—	(18,965)
Increase in other receivable	(3,877)	—	(3,877)

Net cash provided by (used in) operating activities	1,412,213	(14,407)	1,397,806

Cash flows from investing activities:
Cash held in trust account	(39,781,299)	—	(39,781,299)

Net cash used by investing activities	(39,781,299)	—	(39,781,299)

Cash flows from financing activities:
Proceeds from public offering	40,108,000	—	40,108,000
Proceeds from founding director warrant purchase	1,080,000	—	1,080,000
Proceeds from issuance of underwriter option	100	—	100
Proceeds from sale of ordinary shares	—	25,000	25,000
Issuance of unsecured promissory notes	—	210,000	210,000
Repayment of unsecured promissory notes	(210,000)	—	(210,000)
Payments of offering costs	(2,367,307)	(63,565)	(2,430,872)

Net cash provided by financing activities	38,610,793	171,435	38,782,228

Net increase in cash and cash equivalents	241,707	157,028	398,735
Cash and cash equivalents—beginning of period	157,028	—	—

Cash and cash equivalents—end of period	$398,735	$157,028	$398,735

Supplemental disclosure of cash flow information:
Accrual of deferred offering costs	$—	$149,056	$—
Accrual of deferred underwriting fees	$802,160	$—	$802,160

See Accompanying Notes to Financial Statements.

ChinaGrowth South Acquisition Corporation
(a development stage company)

Notes to Financial Statements

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

           ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

           The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to the Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,802,600, including an additional $802,160 to be paid to the underwriters, of which $38,102,600 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

           The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

           The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

           With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

           As of December 31, 2007, an amount of $38,979,139 (including interest) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

           In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of $8.00 per unit (see Note 3).

           Management does not believe that any recently issued, but not yet effective, accounting standard if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

           The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

           Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

           The investment held in the Trust Account consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition and are stated at amortized cost which approximates fair value. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Income taxes:

           Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

           For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares. At December 31, 2007 and 2006, potentially diluted shares totaled 6,543,500 and 0, respectively.

2.6 Deferred offering costs:

           Deferred offering costs consisted principally of legal, professional and registration fees incurr6ed that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

NOTE 3 —INITIAL PUBLIC OFFERING

           On January 29, 2007, the Company completed the sale of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

           The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

           The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of the Founding Director Warrants is not current.

           In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008.

          The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale is approximately $1,058,652, using an expected life of five years, volatility of 48.3%, and a risk-free interest rate of 5.093%. However, because our units do not have a trading history, the volatility assumption is based on information currently available to management. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. The volatility calculation is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we automatically dissolve and subsequently liquidate the trust account, the option will become worthless.

          Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 4 — COMMITMENTS

          The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

          In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($2,005,400 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($802,160) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

          As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5 — UNSECURED PROMISSORY NOTES

          The Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

          The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7— AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

          The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

          This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 5,013,500 ordinary shares sold in the Public Offering (or 1,002,199 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 5,013,500 ordinary shares.

          Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $7,952,282 as outside permanent equity.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED BALANCE SHEETS

	September 30, 2008	December 31, 2007

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$170,054	$398,735
Prepaid expenses	—	18,965
Investment held in trust	39,526,974	38,979,139
Investment held in trust for Underwriters	802,160	802,160
Other receivable	3,877	3,877

Total assets	$40,503,065	$40,202,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$25,859	$30,836
Due to Underwriters	802,160	802,160
Total current liabilities	828,019	832,996

Ordinary shares subject to possible conversion to cash (1,002,199 shares at conversion value)	8,061,758	7,952,282

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Ordinary shares—$.001 par value, 20,000,000 shares authorized; 6,138,500 issued and outstanding – 2007; 1,125,000 shares issued and outstanding – 2006	6,139	6,139
Additional paid-in capital	29,912,171	30,021,647
Retained earnings accumulated during the development stage	1,694,978	1,389,812
Total shareholders’ equity	31,613,288	31,417,598

Total liabilities and shareholders’ equity	$40,503,065	$40,202,876

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	For the period from May 3, 2006 (Date of Inception) through September 30, 2008

	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$242,272	$192,902	$540,653

Loss from operations	(242,272)	(192,902)	(540,653)
Interest income	547,438	1,322,553	2,235,631

Net income	$305,166	$1,129,651	$1,694,978

Net income per share—basic and diluted	$0.05	$0.20	$0.37

Weighted average number of shares outstanding—basic and diluted	6,138,500	5,585,240	4,589,911

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-In Capital	Retained Earnings/ (Deficit)

	Shares	Amount			Total

Common shares issued May 3, 2006 at $0.001 per share	1,125,000	$1,125	$23,875	$—	$25,000
Net loss for the period from May 3, 2006 (date of inception) to December 31, 2006	—	—	—	(14,407)	(14,407)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,407)	10,593

Sale of 5,013,500 units, net of underwriters’ discount and offering expenses (includes1,002,199 shares subject to possible conversion)	5,013,500	5,014	36,869,954	—	36,874,968
Proceeds from issuance of founding director warrants	—	—	1,080,000	—	1,080,000
Proceeds subject to possible conversion of 1,002,199 shares	—	—	(7,952,282)	—	(7,952,282)
Proceeds from issuance of underwriting option	—	—	100	—	100
Net income for the year ended December 31, 2007	—	—	—	1,404,219	1,404,219

Balance at December 31, 2007	6,138,500	$6,139	$30,021,647	$1,389,812	$31,417,598
Unaudited
Net income for the nine months ended September 30, 2008	—	—	—	305,166	305,166
Interest income subject to possible conversion of 1,002,199 shares	—	—	(109,476)	—	(109,476)

Balance at September 30, 2008	6,138,500	$6,139	29,912,171	1,694,978	31,613,288

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007	For the period from May 3, 2006 (Date of Inception) through September 30, 2008

	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$305,166	$1,129,651	$1,694,978
Increase / (Decrease) in accrued expenses	(4,977)	—	25,859
(Increase) / Decrease in prepaid expenses	18,965)	(27,093)	—
Increase in other receivable	—	(3,877)	(3,877)

Net cash provided by operating activities	319,154	1,098,681	1,716,960

Cash flows from investing activities:
Cash held in trust account	(547,835)	(39,420,984)	(40,329,134)

Net cash used by investing activities	(547,835)	(39,420,984)	(40,329,134)

Cash flows from financing activities:
Proceeds from public offering	—	40,108,000	40,108,000
Proceeds from founding director warrant purchase	—	1,080,000	1,080,000
Proceeds from issuance of underwriter option	—	100	100
Proceeds from sale of ordinary shares	—	—	25,000
Issuance of unsecured promissory notes	—	—	210,000
Repayment of unsecured promissory notes	—	(210,000)	(210,000)
Payments of offering costs	—	(2,367,307)	(2,430,872)

Net cash provided by financing activities	—	38,610,793	38,782,228

Net increase /(Net decrease) in cash and cash equivalents	(228,681)	288,490	170,054
Cash and cash equivalents—beginning of period	398,735	157,028	—

Cash and cash equivalents—end of period	$170,054	$445,518	$170,054

Supplemental disclosure of cash flow information:
Accrual of deferred underwriting fees	$802,160	$802,160	$802,160

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

          ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

          The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our Public Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of US$1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately US$38,802,600, including an additional US$802,160 to be paid to the underwriters, of which US$38,102,600 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

          The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination.

          The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

          With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

          As of September 30, 2008, an amount of US$40,329,134 (including interest and deferred underwriter fees) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

          In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of US$8.00 per unit (see Note 3).

          Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

          The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

          The accompanying interim financial statements as of September 30, 2008 and for the period from May 3, 2006 (date of inception) to September 30, 2008 and for the nine months periods ended September 30, 2008 and 2007 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “ SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The December 31, 2007 balance sheet was derived from audited financial statements included in the Company’s Current Report on Form 20-F (“Form 20-F”). The accompanying interim financial Statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F.

          In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present a fair statement of financial position as of September 30, 2008, the results of operations and cash flows for the period from May 3, 2006 (date of inception) to September 30, 2008, the results of operations for the nine months period ended September 30, 2008 and 2007, and cash flows for the nine months period ended September 30, 2008 and 2007 as applicable, have been made. The results of operations for the nine months ended September 30, 2008 and 2007 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

          On December 16, 2008, ChinaGrowth South Acquisition Corporation, a Cayman Islands company (“CGSAC”) entered into a Share Purchase Agreement (the “SPA”) to acquire Olympia Media Holdings Limited, a British Virgin Islands (“OMH”), a leading privately owned aggregator and operator of print media businesses in China. On January 13, 2009, the parties entered into an amendment to the Share Purchase Agreement. Following completion of the transaction, OMH will become a wholly owned subsidiary of CGSAC.

          Pursuant to the terms of the Share Purchase Agreement, CGSAC will acquire all of the shares outstanding of OMH, for a consideration consisting of US$6 million in cash (which will be paid either in aggregate or in installments when free cash flow of the surviving company is sufficient), 6,259,000 ordinary shares of CGSAC to be issued at the closing, including 2,000,000 shares of CGSAC to be held in an escrow account, and subject to the company surviving the Acquisition meeting its after-tax profits thresholds of RMB78,200,000 and RMB115,600,000 (approximately US$11.5 million and US$17 million) for the fiscal years ending December 31, 2008 and 2009, respectively, 2,000,000 shares of CGSAC held in the escrow account will be released to the current OMH shareholders.

          Furthermore, on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011and 2012, additional ordinary shares of CGSAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	RMB 115,600,000 (Approximately US$17 million)	2,000,000
2010	RMB 197,200,000 (Approximately US$29 million)	2,500,000
2011	RMB 278,800,000 (Approximately US$41 million)	2,500,000
2012	RMB394,400,000 (Approximately US$58 million)	2,500,000

          Note: US$ dollar amounts were calculated using the exchange rate of RMB6.8/US$1.

          In addition, our current directors have agreed that 200,000 ordinary shares of CGSAC held by them will be forfeited upon the consummation of the Acquisition.

          The SPA contains certain representations, warranties and covenants of each of the parties thereto that are customary for this type of transaction. The consummation of the transactions contemplated by the SPA is subject to certain closing conditions, including without limitation, (a) the approval of the shareholders of CGSAC of (i) the SPA and (ii) an amendment to CGSAC’s memorandum and articles of association to provide for perpetual existence and to increase authorized capital; and (b) less than 20% of the ordinary shares of CGSAC issued in its initial public offering voting against the Business Combination and electing to convert their shares into cash in accordance with CGSAC’s memorandum and articles of association; (c) OMH has provided its audited financial statements for the fiscal year ending December 31, 2006 and 2007, and for the nine months ended September 30, 2008.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

          Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

          The investment held in the Trust Account as at September 30, 2008 consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.4 Income taxes:

          Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

          For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

2.6 Deferred offering costs:

          Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

NOTE 3— INITIAL PUBLIC OFFERING

          On January 29, 2007, the Company completed the sale of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of US$8.00 per unit. Each unit consists of one ordinary share of the Company, US$0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of US$6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of US$0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds US$11.50 per share for any 20 trading days within a 30 trading day period.

          The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at US$1.20 per warrant for an aggregate purchase price of US$1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

          The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of the Founding Director Warrants is not current.

          In addition, on January 29, 2007, the Company sold to the underwriters, for US$100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of US$10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at US$10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008.

          The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the US$100 proceeds from the sale.

          Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 4 — COMMITMENTS

          The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to US$7,500 per month for such services commencing on the effective date of the Public Offering.

           In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds (US$2,005,400 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds (US$802,160) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

          As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of US$1.20 per Warrant for a total gross proceeds of US$1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5—UNSECURED PROMISSORY NOTES

          The Company had issued an aggregate of US$210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

          The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7 – AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

          The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

          This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 5,013,500 ordinary shares sold in the Public Offering (or 1,002,199 ordinary shares) multiplied by an initial cash per-share redemption price of US$7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 5,013,500 ordinary shares.

          Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or US$8,061,758 as outside permanent equity.

ANNEX A

SHARE PURCHASE AGREEMENT

BY AND AMONG

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(as “Buyer”)

THE ENTITIES AND INDIVIDUALS LISTED ON EXHIBIT A-1 HERETO

(as “Sellers”)

CHEN ZHI

(as “Seller’s Representative”)

OLYMPIA MEDIA HOLDINGS LIMITED

a British Virgin Islands Company

(as the “Company” or “OMH BVI”)

December 16, 2008

TABLE OF CONTENTS
1.	PURCHASE AND SALE	A-1
1.1	Purchase and Sale	A-1
1.2	Purchase Price	A-1
1.3	Earn-Out Agreement	A-2
2.	THE CLOSING	A-3
2.1	The Closing	A-3
2.2	Deliveries	A-3
2.3	Further Assurances	A-3
3.	REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDER AND
	THE COMPANY	A-4
3.1	Stock Ownership; Subsidiaries	A-5
3.2	Organization of Each Member of the Company Group	A-5
3.3	Authority and Corporate Action; No Conflict	A-5
3.4	Consents and Approvals	A-6
3.5	Licenses, Permits, Etc	A-6
3.6	Taxes, Tax Returns and Audits	A-7
3.7	Compliance with Law	A-7
3.8	Litigation	A-7
3.9	Records	A-7
3.10	Financial Statements	A-7
3.11	No Undisclosed Liabilities	A-8
3.12	Accounts Receivable	A-8
3.13	Real Property	A-8
3.14	Certain Personal Property	A-9
3.15	Non-Real Estate Leases	A-9
3.16	Contracts, Obligations and Commitments	A-9
3.17	Intellectual Property Rights	A-10
3.18	Title to and Condition of Assets	A-12
3.19	Absence of Certain Changes	A-12
3.20	Employee Plans; Labor Matters	A-13
3.21	No Illegal or Improper Transactions	A-14
3.22	Related Transactions	A-14
3.23	Insurance	A-14
3.24	Acquisition of Buyer Shares	A-14
3.25	Brokers	A-15
3.26	Disclosure	A-15
3.27	Survival of Representations and Warranties	A-15
4.	REPRESENTATIONS AND WARRANTIES OF BUYER	A-16
4.1	Organization	A-16
4.2	Capitalization	A-16
4.3	Authority and Corporate Action; No Conflict	A-16
4.4	Consents and Approvals	A-17
4.5	Valid Issuance of Buyer Shares	A-17
4.6	Financial Statements	A-17
4.7	The Commission Reports	A-17

i

4.8	Trust Fund	A-18
4.9	No Undisclosed Liabilities	A-18
4.10	Absence of Certain Changes	A-18
4.11	Compliance with Law	A-19
4.12	Litigation	A-19
4.13	Records	A-19
4.14	Disclosure	A-19
4.15	Survival of Representations and Warranties	A-19
5.	COVENANTS OF SELLERS, FOUNDER AND THE COMPANY	A-20
5.1	Conduct of Business	A-20
5.2	Access to Information	A-21
5.3	Insurance	A-21
5.4	Protection of Confidential Information; Non-Competition	A-21
5.5	Post-Closing Assurances	A-23
5.6	No Other Negotiations	A-23
5.7	No Securities Transactions	A-23
5.8	Fulfillment of Conditions	A-24
5.9	Disclosure of Certain Matters	A-24
5.10	Regulatory and Other Authorizations; Notices and Consents	A-24
5.11	Use of Intellectual Property	A-24
5.12	Related Tax	A-25
5.13	The Company Proxy Information	A-25
5.14	Interim Financial Information	A-25
6.	Covenants of Buyer	A-25
6.1	Conduct of the Business	A-25
6.2	Shareholder Meeting	A-26
6.3	Fulfillment of Conditions	A-27
6.4	Disclosure of Certain Matters	A-27
6.5	Post-Closing Assurances	A-27
6.6	Regulatory and Other Authorizations; Notices and Consents	A-27
6.7	Books and Records	A-27
6.8	Nasdaq Listing	A-28
7.	ADDITIONAL COVENANTS OF THE PARTIES	A-28
7.1	Other Information	A-28
7.2	Mail Received After Closing	A-28
7.3	Further Action	A-28
7.4	Schedules	A-29
7.5	Execution of Agreements	A-29
7.6	Confidentiality	A-29
7.7	Public Announcements	A-29
7.8	Board of Buyer	A-30
8.	CONDITIONS TO CLOSING	A-30
8.1	Conditions to Each Party’s Obligations	A-30
8.2	Conditions to Obligations of Sellers	A-30
8.3	Conditions to Obligations of Buyer	A-32

ii

9.	INDEMNIFICATION	A-33
9.1	Indemnification by Warrantors	A-33
9.2	Indemnification by Buyer	A-34
9.3	Notices, Etc	A-34
9.4	Limitations	A-35
9.5	Adjustment to Purchase Price; Setoff	A-35
9.6	Claims on behalf or in right of Buyer	A-35
9.7	No Claim Against Trust Fund	A-35
10.	TERMINATION AND ABANDONMENT	A-36
10.1	Methods of Termination	A-36
10.2	Effect of Termination	A-37
11.	DEFINITIONS	A-38
12.	GENERAL PROVISIONS	A-43
12.1	Expenses	A-43
12.2	Notices	A-43
12.3	Amendment	A-44
12.4	Waiver	A-44
12.5	Headings	A-44
12.6	Severability	A-44
12.7	Entire Agreement	A-45
12.8	Benefit	A-45
12.9	Governing Law	A-45
12.10	No Jury Trial	A-45
12.11	Counterparts	A-45
12.12	Regulatory Requirements	A-45

Exhibit A-1	Sellers	A-1
Exhibit A-2	The Company Group	A-2
Exhibit B	Disclosure Schedule	B
Exhibit C	Form of Services Agreement	C
Exhibit D	Form of Equity Pledge Agreement	D
Exhibit E	Form of Voting Rights Proxy Agreement	E
Exhibit F	Form of Exclusive Purchase Option Agreement	F

iii

SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 16, 2008 by and among the following parties:

     (i) ChinaGrowth South Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

      (ii) each of the entities listed on Exhibit A-1 attached hereto (collectively, “Sellers”, and each a “Seller”);

      (iii) Chen Zhi, a PRC resident with PRC Identity Certificate No. 350121196508130039 (the “Founder”); and

      (iv) Olympia Media Holdings Limited, an exempted company incorporated under the laws of the British Virgin Islands (the “Company” or “OMH BVI”).

     All of the parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.

RECITALS

     WHEREAS, the Company Group is engaged primarily in the business of advertising, newspaper printing and distribution services in the PRC;

     WHEREAS, Sellers own all of the outstanding capital shares and other equity interests of the Company; and

     WHEREAS, Sellers desire to sell, and Buyer desires to buy, all of the outstanding capital shares and other equity interests of the Company on the terms and subject to the conditions set forth in this Agreement.

     NOW THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
PURCHASE AND SALE

     1.1 Purchase and Sale. At the Closing and on the terms and subject to the conditions set forth in this Agreement, Sellers shall sell, transfer, assign and convey to Buyer, and Buyer shall purchase from Sellers, all of the right, title and interest in and to the issued and outstanding ordinary shares of the Company (“Company Ordinary Shares”) and, if any, the issued and outstanding options, warrants or any other equity interests in or rights to acquire Company Ordinary Shares (“Company Equity Rights”).

     1.2 Purchase Price. The aggregate purchase price for Company Ordinary Shares and Company Equity Rights (the “Purchase Price”) to be paid or issued and delivered by Buyer to Sellers shall be as follows:

          (a) six million U.S. dollars ($6,000,000) in cash (the “Cash Consideration”);

          (b) 6,259,000 ordinary shares of Buyer, par value $0.001 per share (“Buyer Shares”), of which, 4,000,000 shares (“Escrow Shares”) will be held in an escrow account at Closing. If and only if the Surviving Company achieves or exceeds After-Tax Profits (as defined in 1.3(g) below) of RMB78,200,000 for the fiscal year ending December 31, 2008 (“2008 After-Tax Profits”), and of RMB136,000,000 for fiscal year ending December 31, 2009 (“2009 After-Tax Profits”), the Escrow Shares shall be released to the Sellers within the later of (x) 90 days after the end of the fiscal year of 2009 or (y) 15 days following the issuance of the audit report of the Surviving Company for the fiscal year of 2009. If the Surviving Company does not achieve or achieve either of 2008 After-Tax Profits or 2009 After-Tax Profits, all the Escrow Shares shall be cancelled by the Company. And

          (c) management of Buyer has agreed to put 562,500 or 50% of their promote shares into escrow. The escrowed promote shares will only be released if 2009 net income is at least RMB136,000,000. Otherwise, such shares will be forfeited.

          (d) any additional Buyer Shares issuable pursuant to Section 1.3 below.

     1.3 Earn-Out Agreement. The following earn-out provisions shall apply:

          (a) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits (as defined in (g) below) of RMB136,000,000 for the fiscal year ending December 31, 2009, an additional 2,000,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (b) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB197,200,000 for the fiscal year ending December 31, 2010, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (c) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB278,800,000 for the fiscal year ending December 31, 2011, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (d) If, following the Closing, on a consolidated basis, the Surviving Company achieves or exceeds After-Tax Profits of RMB394,400,000 for the fiscal year ending December 31, 2012, an additional 2,500,000 Buyer Shares shall be issued to Sellers within the later of (i) 90 days after the end of such fiscal year or (ii) 15 days following the issuance of the audit report of the Surviving Company for such fiscal year.

          (e) If, following the Closing, on a consolidated basis, the Surviving Company does not achieve or exceed After-Tax Profits of such amount as set forth in (a), (b) ,(c), or (d) above for the respective fiscal year, Sellers shall not be entitled to any additional Buyer Shares for such year, regardless of whether the Surviving Company achieved or exceeded such After-Tax Profits in any prior year or will achieve or exceed such After-Tax Profits in any future year.

          (f) Buyer acknowledges that any additional Buyer Shares that may be issued pursuant to this Section 1.3 are in exchange for Company Ordinary Shares and Company Equity Rights and not dependent upon the continued employment or other relationships of Sellers or Founder with the Surviving Company or any other Person. Sellers acknowledge that the value of any additional Buyer Shares that may be issued pursuant to this Section 1.3 shall be available for indemnification pursuant to Article IX.

          (g) For purposes of this Section 1.3, “After-Tax Profits” shall mean the After-Tax Profits of the Surviving Company and its Subsidiaries on a consolidated basis (excluding after-tax profits from any subsequent acquisitions of assets or equity interests that have a dilutive effect), before deduction for Taxes and the expenses incurred in connection with a Business Combination of Buyer, which shall be computed pursuant to U.S. GAAP that were used for the purpose of preparing the Company’s financial statements, and subject to the audit by the Surviving Company’s independent accountants.

ARTICLE II
THE CLOSING

     2.1 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time, on the fourth business day after the date on which the last of the conditions to the Closing set forth in Article VIII is fulfilled, at the offices of DLA Piper US LLP, 1251 Avenue of the Americas, New York, New York 10020, or at such other time, date or place as the Parties may agree upon orally or in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

     2.2 Deliveries.

          (a) Sellers. At the Closing, Sellers shall (i) assign and transfer to Buyer all of their right, title and interest in and to Company Ordinary Shares and Company Equity Rights by delivering to Buyer the certificates representing or documents evidencing such Company Ordinary Shares and Company Equity Rights, duly endorsed for transfer and free and clear of any Liens, and (ii) deliver to Buyer the certificates, opinions and other agreements and instruments contemplated by this Agreement and the other Transaction Documents.

          (b) Buyer. At the Closing, Buyer shall (i) pay the Cash Consideration by wire transfer to the bank accounts designated by Sellers, (ii) deliver to Sellers the Buyer Shares to which Sellers are entitled pursuant to Section 1.2(b), and (iii) the certificates, opinions and other agreements and instruments contemplated by this Agreement and the other Transaction Documents.

     2.3 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such other materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by

Law, to fulfill its obligations under this Agreement and the other Transaction Documents to which it is a party.

     2.4 Sellers’ Representative.

          (a) Sellers appoint Chen Zhi (or any Person appointed as a successor Sellers’ Representative pursuant to Section 2.4(b)) (“Seller’s Representative”) as their representative and agent under this Agreement.

          (b) Sellers who, immediately prior to the Closing, are entitled to receive [more than 50% of the Buyer Shares as provided in Section 1.2(a)], may, from time to time upon written notice to Sellers’ Representative and Buyer, remove Sellers’ Representative or appoint a new Sellers’ Representative upon the death, incapacity, resignation or removal of Sellers’ Representative.

          (c) Sellers authorize Sellers’ Representative to take any action and to make and deliver any certificate, notice, consent or instrument required or permitted to be made or delivered under this Agreement or under the documents referred to in this Agreement, to waive any requirements of this Agreement or to enter into one or more amendments or supplements to this Agreement that Sellers’ Representative determines in Sellers’ Representative’s sole and absolute discretion to be necessary, appropriate or advisable, which authority includes the authority to collect and pay funds and dispute, settle, compromise and make all claims. The authority of Sellers’ Representative includes the right to hire or retain, at the sole expense of Sellers, such counsel, investment bankers, accountants, representatives and other professional advisors as Sellers’ Representative determines in Sellers’ Representative sole and absolute discretion to be necessary, appropriate or advisable in order to perform this Agreement. Any party will have the right to rely upon any action taken by Sellers’ Representative, and to act in accordance with such action without independent investigation.

          (d) Buyer will have no liability to any Seller or otherwise arising out of the acts or omissions of Sellers’ Representative or any disputes among Sellers or with Sellers’ Representative. Buyer may rely entirely on its dealings with, and notices to and from, Sellers’ Representative to satisfy any obligations it might have under this Agreement or any other agreement referred to in this Agreement or otherwise to Sellers.

          (e) Sellers’ Representative accepts the appointment made by this Section 2.4 and agrees to abide by the provisions of this Section 2.4.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS, FOUNDER AND
THE COMPANY

     Subject to such exceptions as may be specifically set forth in the disclosure schedule of event date herewith attached hereto as Exhibit B (the “Disclosure Schedule”), each of Sellers, Founder and the Company (each, a “Warrantor” and collectively, the “Warrantors”), jointly and severally, represents and warrants to Buyer that each of the statements contained in this Article III are true, complete and not misleading as of the date of this Agreement.

     3.1 Stock Ownership; Subsidiaries.

          (a) Stock Ownership. The Persons set forth in paragraph 3.1(a) of the Disclosure Schedule are the sole registered owners of Company Ordinary Shares and Company Equity Rights in the amounts set forth therein. Each Seller owns Company Ordinary Shares and Company Equity Rights as indicated therein free and clear of any Liens. There are no options, warrants or other contractual rights outstanding which give any Person the right to acquire any Company Ordinary Shares and Company Equity Rights, whether or not such right is presently exercisable. There are no disputes, arbitrations or litigation proceedings pending or threatened with respect to Company Ordinary Shares and Company Equity Rights.

          (b) Subsidiaries and Affiliates. Paragraph 3.1(b) of the Disclosure Schedule contains a list of all of the Subsidiaries and Affiliates of the Company, indicating the jurisdiction, form of entity, authorized and registered capital, outstanding and contributed capital, shareholders and Control relationships of each of such Subsidiaries and Affiliates. Except as may be otherwise indicated in paragraph 3.1(b) of the Disclosure Schedule, (i) all of the outstanding shares of such Subsidiaries and Affiliates are validly issued, fully paid and non-assessable and are held free and clear of any Liens; (ii) there are no consignments, contracts and/or equity transfer arrangements, options, warrants or other contractual rights or arrangements outstanding which give any Person the right to acquire or Control any capital stock or any substantial part of assets of any such Subsidiary or Affiliates whether or not such right is presently exercisable; and (iii) there are no contracts and/or equity transfer arrangements, options, warrants or other contractual rights (oral or written), trusts or other arrangements of any nature which give any Person the right to any stock rights or direct or beneficial interest in or from any such Subsidiary or Affiliate.

     3.2 Organization of Each Member of the Company Group. Each member of the Company Group is a corporate or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction. Each member of the Company Group is duly qualified to do business in the jurisdictions in which the property owned, leased or operated by such entity or the nature of the business which it conducts requires qualification, or if not so qualified, such failure or failures, in the aggregate, would not have a Material Adverse Effect on such member of the Company Group. No member of the Company Group owns or is a party to any agreement to acquire, directly or indirectly, any capital stock or any other equity securities or interest of any Person, other than a Subsidiary or Affiliate listed in paragraph 3.1(b) of the Disclosure Schedule. Each member of the Company Group has all requisite power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted and as presently contemplated to be conducted.

     3.3 Authority and Corporate Action; No Conflict.

          (a) Each Warrantor has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which such Warrantor is a party and to consummate the share purchase and other transactions contemplated hereby and thereby. All action, corporate or otherwise, necessary to be taken by the Board of Directors or comparable governing body of such Warrantor to authorize the delivery and performance of this Agreement, the other Transaction Documents and all other documents and instruments delivered by such Warrantor in connection with the share purchase and other transactions contemplated by this Agreement or other Transaction Documents has been duly and validly taken. This Agreement and the other Transaction Documents to which any Warrantor is a party, when executed and delivered by such Warrantor, will constitute the valid, binding and enforceable obligations of such Warrantor, enforceable in accordance with their respective terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy of the United States, the Cayman Islands, the British Virgin Islands and the PRC.

          (b) Neither the execution and delivery of this Agreement or any other Transaction Document by any Warrantor nor the consummation of the transactions contemplated hereby or thereby by any Warrantor will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of the Company, (B) the certificate of incorporation, articles of association or any other charter documents of any member of the Company Group, or (C) any Law or Contract to which any Warrantor is a party or by which it (or any of its properties or assets) is subject or bound; (ii) result in the creation of, or give any Person the right to create, any Lien upon the assets of any Warrantor; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which any Warrantor is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to any Warrantor.

     3.4 Consents and Approvals. Other than as set forth in paragraph 3.4 of the Disclosure Schedule, the execution and delivery of this Agreement and the other Transaction Documents by each Warrantor, and the performance of and the consummation of the transactions contemplated hereby or thereby by each Warrantor, does not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority.

     3.5 Licenses, Permits, Etc. Each member of the Company Group possesses or will possess prior to the Closing all Permits necessary for the ownership and operation of their businesses, which necessary Permits are described or are as set forth in paragraph 3.5 of the Disclosure Schedule. True, complete and correct copies of the Permits issued to the member of the Company Group have previously been delivered to Buyer. All such Permits are in full force and effect. Each member of the Company Group has complied and will comply, and have caused or will cause their respective officers, directors and employees to comply, with all terms of such Permits, and will take or cause to be taken any and all actions necessary to ensure that all such Permits remain in full force and effect and that the terms of such Permits are not violated through the Closing Date. No member of the Company Group is in default under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder. Neither the execution and delivery of this Agreement, the other Transaction Documents or any of the other documents or instruments contemplated hereby or thereby nor the consummation of the transactions contemplated hereby or thereby nor compliance by any member of the Company Group with any of the provisions hereof or thereof will result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to the business of any member of the Company Group.

     3.6 Taxes, Tax Returns and Audits. Each Warrantor has filed on a timely basis (taking into account any extensions received from the relevant taxing authorities) all returns and reports pertaining to all Taxes that are or were required to be filed by such Warrantor with the appropriate taxing authorities in all jurisdictions in which such returns and reports are or were required to be filed, and all such returns and reports are true, correct and complete in all material respects. All Taxes that are due from or may be asserted against any Warrantor (including deferred Taxes) in respect of or attributable to all periods ending on or before the Closing Date have been or will be fully paid, deposited or adequately provided for by such Warrantor or are being contested in good faith by appropriate proceedings. No issues have been raised (or are currently pending) by any taxing authority in connection with any of the returns and reports referred to above which might be determined adversely to any Warrantor. None of the Warrantors has given or requested to give waivers or extensions of any statute of limitations with respect to the payment of Taxes. There are no Tax Liens affecting any Warrantor or its assets which have not been satisfied or discharged by payment or concession by the relevant taxing authority. Paragraph 3.6 of the Disclosure Schedule sets forth an accurate and complete list of the Tax obligations and liabilities that each member of the Company Group had at the date of the signing of this Agreement.

     3.7 Compliance with Law. The business of each Warrantor has been conducted, and is now being conducted and will be conducted prior to the Closing, in compliance with all applicable Laws in all material respects. Each Warrantor, its officers and directors and, to the best Knowledge of such Warrantor, its employees (i) are not, and during the periods of existence of such Warrantor were not, in violation of, or not in compliance with any such applicable Laws in any material respect with respect to the conduct of the businesses of such Warrantor; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of such Warrantor, none is threatened, alleging that such Warrantor has violated, or not complied with, any applicable Laws.

     3.8 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of the Warrantors, threatened against any Warrantor before any Governmental Authority. No Warrantor or any of its properties is subject to any order, judgment, injunction or decree. Paragraph 3.8 of the Disclosure Schedule sets forth a description of all threatened, withdrawn, settled or litigated claims against any Warrantor during the last three years.

     3.9 Records. The books of account, minute books, stock certificate books, stock transfer ledgers or comparable documents or instruments of each member of the Company Group are complete and correct in all material respects and there have been no transactions involving any member of the Company Group which are required to be set forth therein and which have not been so set forth.

     3.10 Financial Statements. Paragraph 3.10 of the Disclosure Schedule sets forth (i) the audited consolidated balance sheet of the Company Group as of December 31, 2006, December 31, 2007 and September 30, 2008 and (ii) the audited consolidated statements of operations and statements of cash flows of the Company Group for the fiscal year ended December 31, 2006, December 31, 2007 and the nine months ended September 30, 2008 (collectively, the “Audited Financial Statements”), which reflect the Company having earned After-Tax Profits of not less than $8,000,000. The Audited Financial Statements are prepared in accordance with U.S. GAAP, are complete and correct in all material respects, and present fairly the financial condition and results of operations of the Company Group as of the dates and for the periods indicated therein, in each case except as disclosed therein and except for the absence of notes.

     3.11 No Undisclosed Liabilities. No member of the Company Group has any liabilities, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on the Company Financial Statements or (b) those incurred since September 30, 2008, in the ordinary course of business and consistent with prior practice.

     3.12 Accounts Receivable. The accounts receivable of the members of the Company Group, both (i) as reflected on the Company Financial Statements, and (ii) created after September 30, 2008, are bona fide accounts receivable, created in the ordinary course of business and subject to historical rates of uncollected liabilities, as reserved against on the Company Financial Statements, are good and collectible within periods of time normally prevailing in the industry at the aggregate recorded amounts thereof.

     3.13 Real Property.

          (a) Paragraph 3.13 of the Disclosure Schedule contains an accurate and complete list and description of all real estate owned by any member of the Company Group as well as any other real estate that is in the possession of or leased by any member of the Company Group and the improvements (including buildings and other structures) located on such real estate (collectively, the “Real Property”), and lists and accurately describes any leases under which any such Real Property is possessed (the “Real Estate Leases”). No member of the Company Group is in default under any of the Real Estate Leases or is aware of any default by any of the lessors thereunder. Except as disclosed in paragraph 3.13 of the Disclosure Schedule, the use and operation of the Real Property is in full compliance in all material respects with all Laws, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property and, effective as of the Closing, the Company Group shall have the right under all Laws to continue the use and operation of the Real Property in the conduct of their businesses.

          (b) None of the buildings, structures and other improvements located on the Real Property, the appurtenances thereto or the equipment therein or the operation or maintenance thereof violates any restrictive covenant or encroaches on any property owned by others or any easement, right of way or other encumbrance or restriction affecting or burdening such Real Property in any manner, nor does any building or structure of any third party encroach upon the Real Property or any easement or right of way benefiting the Real Property.

          (c) None of the Warrantors has received written notice of, or otherwise had Knowledge of, any condemnation, fire, health, safety, building, environmental, hazardous substances, pollution control, zoning or other land use regulatory proceedings, either instituted or planned to be instituted, which would have an effect on the ownership, use and operation of any portion of the Real Property for its intended purpose or the value of any material portion of the Real Property, nor has any Warrantor received written notice of any special assessment proceedings affecting any of the Real Property.

          (d) All water, sewer, gas, electric, telephone and drainage facilities, and all other utilities required by any applicable Law are installed to the property lines of the Real Property, are connected pursuant to valid permits to municipal or public utility services or proper drainage facilities to permit full compliance with the requirement of all Laws. To the best Knowledge of the Warrantors, no fact or condition exists which could result in the termination or reduction of the current access from the Real Property to existing roads or to sewer or other utility services presently serving the Real Property.

          (e) All Permits, certificates, easements and rights of way, including proof of dedication, required from any Governmental Authority having jurisdiction over the Real Property for the use and operation of the Real Property in the conduct of their business and to ensure vehicular and pedestrian ingress to and egress from the Real Property have been obtained.

          (f) None of the Warrantors has received written notice and has any Knowledge of any pending or threatened condemnation proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation.

          (g) No portion of the Real Property has suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored to its original condition.

     3.14 Certain Personal Property. Paragraph 3.14 of the Disclosure Schedule contains an accurate and complete list and description of the material fixed assets of the members of the Company Group specifying the location of all material items of tangible personal property of the members of the Company Group that were included in the Company Financial Statements.

     3.15 Non-Real Estate Leases. Paragraph 3.15 of the Disclosure Schedule together contain an accurate and complete list and description of all assets and property (other than the Real Property and Real Estate Leases) that are used as of the date of this Agreement in the operation of their business and that are possessed by any member of the Company Group under an existing lease. All of such leases are referred to herein as the “Non-Real Estate Leases.” No member of the Company Group is in default under any of the Non-Real Estate Leases or is aware of any default by any of the lessors hereunder.

     3.16 Contracts, Obligations and Commitments. Except as set forth in paragraph 3.16 of the Disclosure Schedule, no member of the Company Group has any existing Contract, obligation or commitment (written or oral) of any nature (other than obligations involving payments of less than $200,000 individually), including without limitation the following:

          (a) Employment, bonus, severance or consulting agreements, retirement, stock bonus, stock option, or similar plans;

          (b) Loans or other agreements, notes, indentures or instruments relating to or evidencing indebtedness for borrowed money or mortgaging, pledging or granting or creating a Lien on any of the assets of any member of the Company Group or any agreement or instrument evidencing any guaranty by any member of the Company Group of payment or performance by any other Person;

          (c) Agreements of any kind relating to employment matters such as labor agreements or agreements providing for benefits under any plan;

          (d) Any contract or series of contracts with the same Person for the furnishing or purchase of equipment, goods or services, except for purchase and sales orders in the ordinary course of business;

          (e) Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which any member of the Company Group is a party or by which it is bound;

          (f) Agreements which limit the freedom of any member of the Company Group to compete in any line of business or in any geographic area or with any Person;

          (g) Agreements providing for disposition of the assets, businesses or a direct or indirect ownership interest in any member of the Company Group;

          (h) Any Contract, commitment or arrangement not made in the ordinary course of business of any member of the Company Group; or

          (i) Agreements with any Governmental Authority.

     Except as set forth in paragraph 3.16 of the Disclosure Schedule, each Material Contract to which any member of the Company Group is a party is a valid and binding obligation of such Party and is enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors’ rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law), and is in full force and effect, and no member of the Company Group has breached any provision of, nor is in default in any material respect under the terms of any of the Contracts.

     3.17 Intellectual Property Rights.

          (a) Intellectual Property. Paragraph 3.17 of the Disclosure Schedule contains an accurate and complete list and description of all Intellectual Property, used by the members of the Company Group in connection with their businesses, specifying as to each (i) the nature of such right, (ii) the ownership thereof, (iii) the Governmental Authority that has issued or recorded a registration or certificate or similar document with respect thereto or with which an application for such a registration, certificate or similar document is pending and (iv) any applicable registration, certificate or application number.

          (b) Other Intellectual Property Rights. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all material inventions and trade secrets that the members of the Company Group has formally documented and that are owned, used, controlled, authorized for use or held by, or licensed to, any member of the Company Group that relate to or are necessary to their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of the ownership thereof.

          (c) Software. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all Software used by the members of the Company Group in connection with their businesses, including as conducted at or prior to the Closing or as proposed to be conducted by any member of the Company Group, together with a designation of ownership.

          (d) Out-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which (i) any Person is authorized to use any Intellectual Property rights of any member of the Company Group or (ii) any right of any member of the Company Group in, or such member’s use of, any of its Intellectual Property right is otherwise materially affected.

          (e) In-Bound Licenses. Paragraph 3.17 of the Disclosure Schedule includes an accurate and complete list and description of all licenses, sublicenses, and other Contracts pursuant to which any member of the Company Group is authorized to use, or can be authorized to use (through, for example, the grant of a sublicense), any Intellectual Property owned by any other Person (including any rights enjoyed by any member of the Company Group by reason of its relationship with one of its Affiliates) in connection with their businesses.

          (f) Ownership. As of the date hereof, each member of the Company Group owns, and at the Closing Date will own, all right, title and interest in and to all Intellectual Property rights used in connection with their businesses, and those Intellectual Property rights were developed and created solely by employees of such entity acting within the scope of their employment or by third parties (all of which employees and third parties have validly and irrevocably assigned all of their rights therein to such entity) and each member of the Company is duly and validly licensed to use all other Intellectual Property used in connection with their businesses, free and clear of royalties (except as otherwise set forth in paragraph 3.17 of the Disclosure Schedule). No member of the Company Group has assigned or transferred ownership of, agreed to so assign or transfer ownership of, or granted any exclusive license of or exclusive right to use, any Intellectual Property used in connection with their businesses.

          (g) Royalties. Except for licenses listed and accurately and completely described in paragraph 3.17 of the Disclosure Schedule as royalty-bearing, there are (and will be upon the Closing) no royalties, honoraria, fees, or other payments payable by any member of the Company Group to any Person by reason of the ownership, use, license, sale, or disposition of any Intellectual Property used in connection with their businesses.

          (h) Infringement. The Intellectual Property used by each member of the Company Group does not infringe or misappropriate any Intellectual Property rights of any Person under the Laws of any jurisdiction. No notice, claim or other communication (in writing or otherwise) has been received from any Person: (A) asserting any ownership interest in any material Intellectual Property; (B) asserting any actual, alleged, possible or potential infringement, misappropriation or unauthorized use or disclosure of any Intellectual Property, defamation of any Person, or violation of any other right of any Person (including any right to privacy or publicity) by any member of the Company Group or relating to the Intellectual Property; or (C) suggesting or inviting any member of the Company Group to take a license or otherwise obtain the right to use any Intellectual Property. To the best Knowledge of the Warrantors, no Person is infringing, misappropriating, using or disclosing in an unauthorized manner any Intellectual Property used in connection with their businesses owned by, exclusively licensed to, held by or for the benefit of, or otherwise Controlled by any member of the Company Group.

          (i) Proceedings. Except as set forth in paragraph 3.17 of the Disclosure Schedule, there are no current or, to the best Knowledge of the Warrantors, threatened Proceedings (including but not limited to any interference, reexamination, cancellation, or opposition proceedings) arising out of a right or claimed right of any Person before any Governmental Authority anywhere in the world related to any Intellectual Property owned by, exclusively licensed to, held by or for the benefit of, or otherwise Controlled by any member of the Company Group.

     3.18 Title to and Condition of Assets.

          (a) Each member of the Company Group has good and marketable title to all the properties and assets owned by it. Except as set forth in paragraph 3.18 of the Disclosure Schedule, none of such properties and assets is subject to any Lien, option to purchase or lease, easement, restriction, covenant, condition or imperfection of title or adverse claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent or otherwise.

          (b) Except as set forth in paragraph 3.18 of the Disclosure Schedule, all buildings, structures, improvements, fixtures, facilities, equipment, all components of all buildings, structures and other improvements included within the Real Property, including but not limited to the roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein conform in all respects to all applicable Laws of every Governmental Authority having jurisdiction over any of the Real Property. There are no unsatisfied requests for any repairs, restorations or improvements to the Real Property from any Person, including without limitation any Governmental Authority. There are no outstanding Contracts made by any member of the Company Group for any improvements to the Real Property which have not been fully paid for. No Person, other than any member of the Company Group, owns any equipment or other tangible assets or properties situated on the Real Property or necessary to the operation of their businesses, except for leased items disclosed in paragraph 3.19 of the Disclosure Schedule.

     3.19 Absence of Certain Changes. Except as set forth on paragraph 3.19 of the Disclosure Schedule or agreed by Buyer in advance and incurred in the ordinary course of business in compliance with past practice, no member of the Company Group has, since September 30, 2008:

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

          (b) borrowed or agreed to borrow any funds exceeding $200,000 (or other currency equivalent) except current bank borrowings not in excess of the amount thereof shown on the

Company Financial Statements;

          (c) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $200,000 (or other currency equivalent), except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

          (d) discharged or satisfied any encumbrance exceeding $200,000 (or other currency equivalent), or paid any obligation or liability other than current liabilities shown on the Company Financial Statements and liabilities incurred since September 30, 2008 in the ordinary course of business and consistent with prior practice;

          (e) sold, transferred, leased to others or otherwise disposed of any assets exceeding $200,000 (or other currency equivalent), except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

          (f) received any notice of termination of any Contract, or suffered any damage, destruction or loss exceeding $200,000 (or other currency equivalent) (whether or not covered by insurance);

          (g) had any material change in its relations with its employees, agents, clients, customers or insurance carriers which has had or might reasonably be expected to have a Company Material Adverse Effect;

          (h) transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property or modified any existing rights with respect thereto;

          (i) declared or made, or agreed to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to any shareholder of any member of the Company Group or any Affiliate thereof, or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock, or made or agreed to make any payment to any shareholder of any member of the Company Group or any Affiliate thereof, whether on account of debt, management fees or otherwise;

          (j) suffered any other Material Adverse Effect; or

          (k) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (f), (g) or (j)).

     3.20 Employee Plans; Labor Matters. Paragraph 3.20 of the Disclosure Schedule together contain an accurate and complete list and description of all employee benefits, including without limitation pension, medical insurance, work related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits, which any member of the Company Group is obligated to pay, including amounts and recipients of such payments. Except as disclosed in paragraph 3.20 of the Disclosure Schedule, each member of the Company Group has complied with all applicable Laws relating to employment benefits, including, without limitation, pension, medical insurance, work-related injury insurance, birth and nursery insurance, unemployment insurance and educational benefits. All contributions or payments required to be made by any member of the Company Group with respect to employee benefits have been made on or before their due dates. Except as disclosed in paragraph 3.20 of the Disclosure Schedule, all such contributions and payments required to be made by any employees of any member of the Company Group with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of any member of the Company Group.

     3.21 No Illegal or Improper Transactions. No member of the Company Group or any of its officers, directors, or to the best Knowledge of the Warrantors, any of its employees, agents or Affiliates has offered, paid or agreed to pay to any Person (including any governmental official) or solicited, received or agreed to receive from any such Person, directly or indirectly, in any manner which is in violation of any applicable Law or policy of any member of the Company Group, any money or anything of value for the purpose or with the intent of (i) obtaining or maintaining business for any member of the Company Group, (ii) facilitating the purchase or sale of any product or service, or (iii) avoiding the imposition of any fine or penalty.

     3.22 Related Transactions. Except for compensation to employees for services rendered, no member of the Company Group and no current or former director, officer, or, to the best Knowledge of the Warrantors, employee or shareholder or any associate of any member of the Company Group is presently (a) a party to any transaction with any member of the Company Group (including, but not limited to, any Contract providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee or shareholder or such associate), or (b) the direct or indirect owner of an interest in any Person which is a present or potential competitor, supplier or customer of any member of the Company Group nor does any such Person receive income from any source other than any member of the Company Group which relates to the business of, or should properly accrue to, any member of the Company Group.

     3.23 Insurance. Paragraph 3.23 of the Disclosure Schedule sets forth a complete list and complete and accurate description of all insurance policies maintained by any member of the Company Group which are in force as of the date hereof and the amounts of coverage thereunder. During the past three years, no member of the Company Group has been refused insurance, nor has any claim in excess of $100,000 been made in respect of any such agreements or policies, except as set forth in paragraph 3.23 of the Disclosure Schedule. Such insurance is adequate to protect each member of the Company Group and its financial condition against the risks involved in the conduct of their businesses.

     3.24 Acquisition of Buyer Shares.

          (a) Acquisition Entirely for Own Account. Buyer Shares to be acquired by Sellers will be acquired for investment for such Sellers’ own account and not with a view to the resale or distribution of any part thereof.

          (b) Disclosure of Information. Sellers acknowledge that all of the Commission

Reports (defined in Section 4.7) were fully available to Sellers, and Sellers have reviewed and understand such reports. Sellers acknowledge that they have received all the information that they have requested relating to Buyer’s acquisition of Company Ordinary Shares and Company Equity Rights. Sellers further represent that they have had an opportunity to ask questions and receive answers from Buyer regarding the terms and conditions of such acquisition.

          (c) Accredited Investor. Each Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

          (d) Restricted Securities. Sellers understand that Buyer Shares to be acquired by Sellers constitute “restricted securities” under the U.S. federal securities Laws and that under such Laws and applicable regulations such securities may only be sold in the United States pursuant to an effective registration statement or an available exemption from registration. Sellers agree and acknowledge that Buyer Shares to be acquired by Sellers shall be subject to lockup for a one-year period starting from the Closing.

          (e) Legends. It is understood that the certificates evidencing Buyer Shares shall bear the following legend:

     “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT.”

     3.25 Brokers. Except as set forth in paragraph 3.25 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of any Warrantor, except as set forth in paragraph 3.25 of the Disclosure Schedule.

     3.26 Disclosure. No representation or warranty by any Warrantor contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Buyer pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

     3.27 Survival of Representations and Warranties. The representations and warranties of the Warrantors set forth in this Article III shall survive the Closing for a period of four years, except that the representations and warranties set forth in Sections 3.1 and 3.25 shall survive without limitation as to time and the representations and warranties set forth in Section 3.6 shall survive until six months after the expiration of the statute of limitations with respect to each respective Tax.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to the Warrantors as follows:

     4.1 Organization. Buyer is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands.

     4.2 Capitalization.

          (a) Capitalization. The authorized capital stock of Buyer includes 20,000,000 ordinary shares and 1,000,000 preferred shares of which 6,138,500 ordinary shares are issued and outstanding and no shares of preferred stock are issued and outstanding. There are warrants outstanding to purchase up to 5,913,500 ordinary shares at a current exercise price of $6.00 per share (the number and price subject to adjustment), expiring January 23, 2011 and an option to purchase 315,000 units exercisable at $10.00 per unit, with each unit being comprised of one ordinary share and one warrant, with each such warrant issuable upon exercise of a unit being exercisable for one share at $6.00. Except as set forth in this Section 4.2, there are no other options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital shares of Buyer.

          (b) Disputes. There are no disputes, arbitrations or litigation proceedings involving Buyer with respect to the ordinary shares and outstanding warrants, options and other rights relating to the capital stock of Buyer.

          (c) Issuances. Except for the issuance of ordinary shares, warrants, units and options as set forth in the Commission Reports of Buyer and the Registration Statement on Form F-1 (File No. 333-134459), there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of Buyer.

     4.3 Authority and Corporate Action; No Conflict.

          (a) Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, Buyer has all necessary corporate power and authority to enter into this Agreement or the other Transaction Documents and, subject to the requirement to obtain shareholder approval, to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents, when duly executed and delivered by Buyer, constitutes the valid, binding and enforceable obligation of Buyer, enforceable in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (ii) as enforceability of any indemnification provision may be limited by federal and state securities laws and public policy and (iii) as enforceability may be limited by the absence of stockholder approval.

          (b) Subject to obtaining shareholder approval of the contemplated amendment to its Memorandum and Articles of Association, neither the execution and delivery of this Agreement or any other Transaction Documents by Buyer nor (assuming receipt of shareholder approval) the consummation of the transactions contemplated hereby or thereby will (i) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (A) the Memorandum and Articles of Association of Buyer or (B) any Law or Contract to which Buyer is a party or by which Buyer (or any of the properties or assets of Buyer) is subject or bound; (ii) result in the creation of, or give any Person the right to create, any Lien upon the assets of Buyer; (iii) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which Buyer is a party; or (iv) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to Buyer.

     4.4 Consents and Approvals. Other than the requirement to obtain shareholder approval for (i) the contemplated amendment to Buyer’s Memorandum and Articles of Association; and (ii) the acquisition of the Company, the execution and delivery of this Agreement and the other Transaction Documents by Buyer does not, and the performance of this Agreement and the other Transaction Documents by Buyer will not, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority

     4.5 Valid Issuance of Buyer Shares. Buyer Shares to be issued to Sellers will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued and will constitute legally binding obligations of Buyer in accordance with their terms and will have been issued in compliance with all applicable federal and state securities Laws.

     4.6 Financial Statements. The audited consolidated financial statements of Buyer included in Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 9, 2008, fairly present in conformity with U.S. GAAP applied on a consistent basis the financial position and assets and liabilities of Buyer as of the dates thereof and Buyer’s results of operations and cash flows for the periods then ended. The balance sheet of Buyer as of December 31, 2007 that is included in such financial statements is referred to herein as “Buyer’s Balance Sheet.”

     4.7 The Commission Reports.

          (a) Buyer has delivered to Sellers or has made available by publicly available filing, (i) Buyer’s Annual Report on Form 20-F for the year ended December 31, 2007 (ii) Buyer’s prospectus, dated January 23, 2007, relating to its initial public offering of securities, and (iii) all other reports filed with the Securities and Exchange Commission (the “Commission”) by Buyer under the Exchange Act (all of such materials, together with any amendments thereto and documents incorporated by reference therein, are referred to herein as the “Commission Reports”).

          (b) As of its filing date or, if applicable, its effective date, each Commission Report complied in all material respects with the requirements of the Laws applicable to Buyer for such Commission Report, including the Securities Act and the Exchange Act.

          (c) Each Commission Report as of its filing date and the prospectus referred to in clause (ii) of Section 4.7(a), as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Buyer has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Closing Date and has otherwise materially complied with all requirements of the Securities Act and the Exchange Act.

     4.8 Trust Fund. As of the date hereof and at the Closing Date, Buyer has and will have no less than $38,000,000 invested in Government Securities in a trust account with JPMorgan Chase NY Bank (the “Trust Account”), administered by American Stock Transfer & Trust Company, less such amounts, if any, as Buyer is required to pay to shareholders who elect to have their shares redeemed in accordance with the provisions of Buyer’s Memorandum and Articles of Association.

     4.9 No Undisclosed Liabilities. Buyer does not have any liabilities, debts or cash contingencies, pledges in any form, obligations, undertakings or arrangements, whether known or unknown, absolute, accrued, contingent or otherwise, except (a) as and to the extent reflected or reserved against on Buyer’s Balance Sheet; and (b) those incurred since January 1, 2008 in the ordinary course of business and consistent with prior practice.

     4.10 Absence of Certain Changes. Except as contemplated by this Agreement and the other Transaction Documents and those incurred in ordinary business of business consistent with past practice, Buyer has not, since January 1, 2008:

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), or granted or agreed to grant any options (including employee stock options), warrants or other rights for the issue thereof;

          (b) been removed from trading on the OTC-BB because of a breach or violation of any applicable Laws, or received notice by any security supervisory agencies warning or punishing Buyer due to a violation of exchange market rules or receive notice of termination or suspension in trading on the OTC-BB, except for suspensions for trading in normal situations;

          (c) borrowed or agreed to borrow any funds exceeding $200,000, except current bank borrowings not in excess of the amount thereof shown on the Buyer’s Balance Sheet;

          (d) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due exceeding $200,000, except current liabilities for trade obligations incurred in the ordinary course of business and consistent with prior practice;

          (e) discharged or satisfied any encumbrance exceeding $200,000 other than those then required to be discharged or satisfied, or paid any obligation or liability other than current liabilities shown on the Buyer’s Balance Sheet and liabilities incurred since January 1, 2008 in the ordinary course of business and consistent with prior practice;

          (f) sold, transferred, leased to others or otherwise disposed of any assets exceeding $200,000, except for inventories sold in the ordinary course of business and assets no longer used or useful in the conduct of its business, or canceled or compromised any debt or claim, or waived or released any right of substantial value;

          (g) received any notice of termination of any Contract or suffered any damage, destruction or loss exceeding $200,000 (whether or not covered by insurance) which, in any case or in the aggregate, has had, or might reasonably be expected to have, a Material Adverse Effect on Buyer;

          (h) had any material change in its relations with its employees or agents, customers, clients or insurance carriers which has had or might reasonably be expected to have a Material Adverse Effect on Buyer;

          (i) suffered any other Material Adverse Effect in its assets, liabilities, financial condition, results of operations or business; or

          (j) entered into any agreement or made any commitment to take any of the types of action described in any of the foregoing clauses (other than clauses (g), (h) or (i)).

     4.11 Compliance with Law. The business of Buyer has been conducted, and is now being conducted, in compliance in all material respects with all applicable Laws. Buyer and its officers, directors and employees (i) are not, and during the periods of Buyer’s existence were not, in violation of, or not in compliance with, in any material respect any such applicable Laws with respect to the conduct of the businesses of Buyer; and (ii) have not received any notice from any Governmental Authority, and to the best Knowledge of Buyer none is threatened, alleging that Buyer has violated, or not complied with, any of the above.

     4.12 Litigation. There are no actions, suits, arbitrations or other proceedings pending or, to the best Knowledge of Buyer, threatened against Buyer at law or in equity before any Governmental Authority. Neither Buyer nor any of their property is subject to any order, judgment, injunction or decree that would have a Material Adverse Effect on Buyer.

     4.13 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of Buyer are complete and correct, and there have been no transactions involving Buyer which are required to be set forth therein and which have not been so set forth.

     4.14 Disclosure. No representation or warranty by Buyer contained in this Agreement and no information contained in any schedule or other instrument furnished or to be furnished to Sellers pursuant to this Agreement or the other Transaction Documents or in connection with the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.

     4.15 Survival of Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall survive the Closing for a period of four years, except that the representations in Section 4.2 shall survive without limitation as to time.

ARTICLE V
COVENANTS OF SELLERS, FOUNDER AND THE COMPANY

     5.1 Conduct of the Business. Each Warrantor, jointly and severally, covenants and agrees that, from the date hereof through the Closing Date, except as otherwise set forth in this Agreement or the other Transaction Documents or with the prior written consent of Buyer, such Warrantor shall, and shall use best efforts to cause the other Warrantors to:

          (a) conduct the business only in the ordinary course of business and in a manner consistent with the current practice of the business, to preserve substantially intact the business organization of each member of the Company Group, to keep available the services of the current employees of each member of the Company Group, to preserve the current relationships of each member of the Company Group with customers and other Persons with which such member has significant business relations and to comply with all applicable Laws;

          (b) not pledge, sell, transfer, dispose of or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of the stock of any member of the Company Group, or enter into any discussions or negotiations with any other party to do so;

          (c) not pledge, sell, lease, transfer, dispose of or otherwise encumber any property or assets of any member of the Company Group, other than consistent with past practices and in the ordinary course of business of such member or enter into any discussions or negotiations with any other party to do so;

          (d) not issue any shares of capital stock of any member of the Company Group or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, of any member of the Company Group or any options therefore or any securities convertible into or exchangeable for capital stock of any member of the Company Group or enter into any agreements in respect of the ownership or Control of such capital stock.

          (e) not declare any dividend or make any distribution in cash, securities or otherwise on the outstanding shares of capital stock of any member of the Company Group or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of their Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay existing indebtedness of such member of the Company Group;

          (f) not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any officer or employee of any member of the Company Group or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law;

          (g) not to amend the memorandum and articles of association or any other comparable organizational or charter documents of any member of the Company Group;

          (h) not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

          (i) not to make any payments outside the ordinary course of business;

          (j) not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice; and

          (k) not take or agree to take any actions that would cause a breach in representations or warranties contained in this Agreement or prevent such Warrantor from performing its covenants hereunder.

     5.2 Access to Information. Between the date of this Agreement and the Closing Date, the Warrantors will, and will use best efforts to cause the other Warrantors to, (i) permit Buyer and its Representatives reasonable access to all of the books, records, reports and other related materials, offices and other facilities and properties of any member of the Company Group; (ii) permit Buyer and its Representatives to make such inspections thereof as Buyer may reasonably request; and (iii) furnish Buyer and its Representatives with such financial and operating data (including without limitation the work papers of the Company’s Accountants) and other information with respect to any member of the Company Group as Buyer may from time to time reasonably request.

     5.3 Insurance. Through the Closing Date, the Warrantors shall use best efforts to ensure that each member of the Company Group maintains insurance policies providing insurance coverage for their businesses and assets of the kinds, in the amounts and against the risks as are commercially reasonable for the businesses and risks covered.

     5.4 Protection of Confidential Information; Non-Competition.

          5.4.1 Confidential Information. Sellers acknowledge that:

               5.4.1.1. As a result of such Sellers’ and Founder’s share ownership of and employment by any member of the Company Group, Sellers and Founder have obtained secret and confidential information of the members of the Company Group including, without limitation, financial and business information, trade secrets and “know-how,” customers, and certain methodologies (“Confidential Information”).

               5.4.1.2 the Company Group will suffer substantial damage which will be difficult to compute if Sellers and Founder should divulge Confidential Information or enter a business competitive with that of the Company Group.

               5.4.1.3 the provisions of this Section 5.4 are reasonable and necessary for the protection of the business of the Company Group.

          5.4.2 Maintain Confidentiality. Sellers shall not, and procure that the Founder shall not, at any time after the date hereof, divulge to any Person any Confidential Information obtained or learned as a result of share ownership of or employment by any member of the Company Group except (i) with the express written consent of Buyer on or before the Closing Date; (ii) to the extent that any such information is in the public domain other than as a result of a breach of any obligations hereunder; or (iii) where required to be disclosed by court order, subpoena or other government process. If a Seller or Founder shall be required to make disclosure pursuant to the provisions of clause (iii) of the preceding sentence, such Seller (in case of Founder, the BVI company controlled by such Founder) will promptly, but in no event more than 48 hours after learning of such subpoena, court order, or other government process, notify, by personal delivery or by electronic means, confirmed by mail, the Company and, at the expense of the Company, shall: (i) take all reasonably necessary steps required by the Company to defend against the enforcement of such subpoena, court order or other government process, and (ii) permit any member of the Company Group to intervene and participate with counsel of its choice in any proceeding relating to the enforcement thereof.

          5.4.3 Records. At the Closing, Sellers will promptly deliver to any member of the Company Group all original memoranda, notes, records, reports, manuals, formula and other documents relating to the business and properties of such member, which such Seller then possesses or has under its control; provided, however, that such shall be entitled to retain copies of such documents reasonably necessary to document its financial or other relationship with any member of the Company Group; and provided, further, that during the period of his employment by any member of the Company Group, such Seller shall be entitled to retain such documents as shall be reasonably necessary to permit such Seller to perform his duties as an employee.

          5.4.4 Non-Compete. During the Non-Competition Period, Sellers(other than Index Asia Pacific Limited) shall not, and procure that Founder shall not, without the prior written permission of the Surviving Company, anywhere in the PRC, the United States, the Cayman Islands, and the British Virgin Islands, directly or indirectly, (i) enter into the employ of or render any services to any Person engaged in any business which is a “Competitive Business” (as defined below); (ii) engage in any Competitive Business for his own account; (iii) become associated with or interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor or in any other relationship or capacity; (iv) employ or retain, or have or cause any other Person to employ or retain, any Person who was employed or retained by any member of the Company Group in the six-month period prior to the date that all relationships of such Person terminates with such member; or (v) solicit, interfere with, or endeavor to entice away from any member of the Company Group, for the benefit of a Competitive Business, any of its customers or other Persons with whom any member of the Company Group has a business relationship. However, nothing in this Agreement shall preclude him from investing his personal assets in the securities of any corporation or other business entity which is engaged in a Competitive Business if such securities are traded on a national stock exchange or in the over-the-counter market and if such investment does not result in their beneficially owning, at any time, more than 1% of the publicly-traded equity securities of such Competitive Business.

          5.4.5 Injunctive Relief. If a Seller breaches, or threatens to breach, any of the provisions of Sections 5.4(b), (c) or (d), any member of the Company Group or the Surviving Company shall have the right and remedy to have the provisions of this Section 5.4 specifically enforced by any Governmental Authority, it being acknowledged and agreed by Sellers that any such breach or threatened breach will cause irreparable injury to the Company Group or Surviving Company and that money damages will not provide an adequate remedy.

          5.4.6 Modification of Scope. If any provision of Sections 5.4(b), (c) or (d) is held to be unenforceable because of the scope, duration or area of its applicability, the Governmental Authority making such determination shall have the power to modify such scope, duration, or area, or all of them, of such provision, and such provision or provisions shall then be applicable in such modified form.

          5.4.7 Competitive Business. As used in this Agreement,

              5.4.7.1 “Competitive Business” means any business which operates in any current or planned industry segment and current or planned geographic market of any member of the Company Group; and

             5.4.7.2 “Non-Competition Period” means the period beginning on the Closing Date and ending on the later of five (5) years from the Closing Date or two (2) years after the date all relationships between Sellers/Founder and any member of the Company Group have been terminated, including relationships as a consultant or employee or 5% shareholder.

     5.5 Post-Closing Assurances. From time to time after the Closing, at Buyer’s request, Sellers will take such other actions and execute and deliver such other documents, certifications and further assurances as the Surviving Company may reasonably require in order to manage and operate the Surviving Company, including but not limited to executing such certificates as may be reasonably requested by the Surviving Company’s accountants in connection with any audit of the financial statements of the Surviving Company for any period through the Closing Date.

     5.6 No Other Negotiations. Until the earlier of the Closing or the termination of this Agreement, no Warrantor shall (a) solicit, encourage, directly or indirectly, any inquiries, discussions or proposals for, (b) continue, propose or enter into any negotiations or discussions looking toward, or (c) enter into any agreement or understanding providing for any acquisition of any capital shares of any member of the Company Group or of any part of their respective assets or businesses (in whole or in part), nor shall any Warrantor provide, or assist any member of the Company Group in providing, any information to any Person for the purpose of evaluating or determining whether to make or pursue any such inquiries or proposals with respect to any such acquisition. Each Warrantor shall immediately notify Buyer of any such inquiries or proposals or requests for information for such purpose.

     5.7 No Securities Transactions. None of Sellers nor any of their Affiliates nor any of their equityholders, directly or indirectly, shall engage in any transactions involving the securities of Buyer prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Sellers shall require each of the officers, directors, employees, agents, equityholders and Representatives of the members of the Company Group to comply with the foregoing requirement. Sellers agree and acknowledge that, until the first anniversary of the Closing, neither of Sellers shall sell, exchange, assign, transfer, pledge, hypothecate, make any short sale of, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise encumber or dispose of, directly or indirectly, voluntarily or involuntarily, in any respect (each, a “Transfer”) all or any part of, or any interest in, any Buyer Shares received by such Sellers at the Closing or pursuant to Section 1.3.

     5.8 Fulfillment of Conditions. Each Warrantor shall use its best efforts to fulfill all the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its Control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated by this Agreement or the other Transaction Documents and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their best efforts to conduct the business in such manner that on the Closing Date the representations and warranties of the Warrantors contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

     5.9 Disclosure of Certain Matters. From the date hereof through the Closing Date, each Warrantor shall give Buyer prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of the Warrantors contained herein to be inaccurate or otherwise misleading, (c) gives the Warrantor any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of any member of the Company Group or (e) would require any amendment or supplement to the Proxy Statement.

     5.10 Regulatory and Other Authorizations; Notices and Consents.

          (a) Each Warrantor shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with Buyer in promptly seeking to obtain all such authorizations, consents, orders and approvals.

          (b) Each Warrantor shall give promptly such notices to third parties and use its best efforts to obtain such third party consents and estoppel certificates as Buyer may in its reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

          (c) Buyer shall cooperate and use best efforts to assist the Warrantors in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Buyer shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which Buyer in its sole discretion may deem adverse to the interests of Buyer or any member of the Company Group.

     5.11 Use of Intellectual Property. Sellers acknowledge that from and after the Closing, all the Intellectual Property of any kind related to or used in connection with the business of any member of the Company Group shall be owned by the Surviving Company, that neither Sellers or Founder nor any of their Affiliates shall have any rights in such Intellectual Property and that neither Sellers or Founder nor any of their Affiliates will contest the ownership or validity of any rights of any member of the Company Group in or to such Intellectual Property.

     5.12 Related Tax. Sellers covenant and agree to pay any tax and duties assessed by any Governmental Authority in connection with, or as a result of the issuance of Buyer Shares and other consideration received pursuant to this Agreement.

     5.13 The Company Proxy Information. As a condition to Buyer calling and holding the Acquisition Shareholder Meeting (as hereinafter defined), each Warrantor will furnish to Buyer such information as is reasonably required by Buyer for the preparation of the Proxy Statement (as hereinafter defined) in accordance with the requirements of the Commission, including full and accurate descriptions of the Warrantors and their businesses, material agreements affecting such businesses, and the audited consolidated financial statements of the Company Group for each of the two years and nine months ended September 30, 2008, which financial statements will include a balance sheet, statement of operations and statement of cash flows, prepared in accordance with US GAAP, together with footnotes and any required interim consolidated quarterly financial statements, as required by the rules and regulations of the Commission for disclosure of a business combination in a proxy statement (collectively, “Proxy Information”). The Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Proxy Information not misleading.

     5.14 Interim Financial Information. From the date of this Agreement until the Closing, each Warrantor shall use its best efforts to cause the Company Group to provide to Buyer a copy of (i) the monthly internal management report of financial information concerning the members of the Company Group on an individual and consolidated basis in a form reasonably satisfactory to Buyer, and (ii) a monthly pro forma balance sheet and income statement on an individual and consolidated basis for the members of the Company Group. The above interim financial information shall be delivered to Buyer within twenty-five (25) days after the end of each month following the date of this Agreement. The members of the Company Group will prepare the above financial information in good faith in accordance with U.S. GAAP.

ARTICLE VI
COVENANTS OF BUYER

     6.1 Conduct of the Business. Buyer covenants and agrees that, from the date hereof through the Closing Date, except (i) in the context of an unsolicited, bona fide written proposal for a superior transaction or consummation of a superior transaction, (ii) as otherwise set forth in this Agreement or the other Transaction Documents or (iii) with the prior written consent of Sellers, Buyer shall:

          6.1.1 conduct its business only in the ordinary course of business and in a manner consistent with the current practice of its business, except as required to preserve substantially intact its business organization, to preserve its current relationships with customers and other Persons with which it has significant business relations and to comply with all Laws;

          6.1.2 not pledge, sell, transfer, dispose of or otherwise encumber or grant any rights or interests to others of any kind with respect to all or any part of its capital securities;

          6.1.3. not pledge, sell, lease, transfer, dispose of or otherwise encumber any of its properties or assets, other than consistent with past practices and in the ordinary course of business;

          6.1.4. not issue any of its shares of capital or any other class of securities, whether debt (other than debt incurred in the ordinary course of business and consistent with past practice) or equity, or any options therefore or any securities convertible into or exchangeable for its capital stock or enter into any agreements in respect of the ownership or Control of such shares of capital;

          6.1.5. not declare any dividend or make any distribution in cash, securities or otherwise on its outstanding shares of capital or directly or indirectly redeem, purchase or in any other manner whatsoever advance, transfer (other than in payment for goods received or services rendered in the ordinary course of business), or distribute to any of its Affiliates or otherwise withdraw cash or cash equivalents in any manner inconsistent with established cash management practices, except to pay its existing indebtedness;

          6.1.6. not make, agree to make or announce any general wage or salary increase or enter into any employment contract or, unless provided for on or before the date of this Agreement, increase the compensation payable or to become payable to any of its officers or employees or adopt or increase the benefits of any bonus, insurance, pension or other employee benefit plan, payment or arrangement, except for those increases, consistent with past practices, normally occurring as the result of regularly scheduled salary reviews and increases, and except for increases directly or indirectly required as a result of changes in applicable Law;

          6.1.7. except for the purpose of the Business Combination, not to amend its Memorandum and Articles of Association;

          6.1.8. not to merge or consolidate with, or acquire all or substantially all the assets of, or otherwise acquire any business operations of, any Person;

          6.1.9. not to make any payments outside the ordinary course of business; and

          6.1.10. not make any capital expenditures, except in accordance with prudent business and operational practices consistent with prior practice.

     6.2 Shareholder Meeting. Buyer shall cause a meeting of its shareholders (the “Acquisition Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement and the approval of the transactions and other matters as contemplated or necessitated by this Agreement (including, if applicable, increase of authorized share capital), pursuant to the requirements of Buyer’s Memorandum and Articles of Association. Buyer shall use its best efforts to cause its Board of Directors to recommend that its shareholders vote in favor of such matters. In connection with such meeting, Buyer (a) will prepare and mail to its shareholders a proxy statement/prospectus meeting the requirements of the Exchange Act (“Proxy Statement”) and all other proxy materials for such meeting, (b) will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby, and (c) will otherwise comply with all legal requirements applicable to such meeting. As a condition to the filing and distribution to the

Buyer shareholders the Proxy Statement, Buyer will have received the Proxy Information from the Company Group.

     6.3 Fulfillment of Conditions. From the date hereof to the Closing Date, Buyer shall use its best efforts to fulfill the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within its control. The foregoing obligation includes (a) the execution and delivery of documents necessary or desirable to consummate the transactions contemplated hereby or by the other Transaction Documents, and (b) taking or refraining from such actions as may be necessary to fulfill such conditions (including conducting the business of Buyer in such manner that on the Closing Date the representations and warranties of Buyer contained herein shall be accurate as though then made).

     6.4 Disclosure of Certain Matters. From the date hereof through the Closing Date, Buyer shall give Warrantors prompt written notice of any event or development that occurs that (a) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (b) would cause any of the representations and warranties of Buyer contained herein to be inaccurate or otherwise misleading, (c) gives Buyer any reason to believe that any of the conditions set forth in Article VIII will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of Buyer, or (e) would require any amendment or supplement to the Proxy Statement.

     6.5 Post-Closing Assurances. Buyer from time to time after the Closing, at the request of Sellers will take such other actions and execute and deliver such other documents, certifications and further assurances as Sellers may reasonably require in order to manage and operate their business, including but not limited to executing such certificates as may be reasonably requested by Sellers’ accountants in connection with any audit of the financial statements of Sellers for any period through the Closing Date.

     6.6 Regulatory and Other Authorizations; Notices and Consents.

          6.6.1. Buyer shall use its best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the other Transaction Documents and will cooperate fully with the Warrantors in promptly seeking to obtain all such authorizations, consents, orders and approvals.

          6.6.2. Buyer shall give promptly such notices to third parties and use best efforts to obtain such third party consents and estoppel certificates as Sellers may in their reasonable discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement.

     6.7 Books and Records.

          6.7.1. On and after the Closing Date, Buyer will permit Sellers, Founder and their Representatives, during normal business hours, to have access to and to examine and make copies of all books and records of any member of the Company Group which are delivered to Buyer pursuant to this Agreement and which relate to their businesses or to events occurring prior to the Closing Date or to transactions or events occurring subsequent to the Closing Date which arise out of transactions or events occurring prior to the Closing Date to the extent reasonably necessary to Sellers and Founder in connection with preparation of any Tax returns, Tax audits, government or regulatory investigations, lawsuits or any other matter in which a Seller or Founder is a party to the proceeding or in which it has a reasonable business interest.

          6.7.2. Buyer will preserve and keep all books and records with respect to any member of the Company Group and their businesses for a period of at least seven years from the Closing Date. After such seven year period, before Buyer shall dispose of any such books and records, at least 90 days’ prior written notice to such effect shall be given by Buyer to Sellers and Founder. Sellers and Founder shall be given an opportunity, at their cost and expense, to remove and retain all or any part of such books or records as they may select.

     6.8 Nasdaq Listing. After filing the Proxy Statement with the Commission on Form 6-K, Buyer shall apply to have its ordinary shares listed on the Nasdaq Stock Market following the Closing.

Article VII
ADDITIONAL COVENANTS OF THE PARTIES

     7.1 Other Information. If in order to properly prepare documents required to be filed with any Governmental Authority or financial statements of the Company Group, it is necessary that a Party be furnished with additional information relating to any member of the Company Group, and such information is in the possession of the other Parties, such other Parties agree to use their best efforts to furnish such information in a timely manner to such Party, at the cost and expense of such Party.

     7.2 Mail Received After Closing.

          (a) If the Surviving Company receives after the Closing any mail or other communications addressed to Sellers or Founder, the Surviving Company may open such mail or other communications and deal with the contents thereof in its discretion to the extent that such mail or other communications and the contents thereof relate to the Company Group. The Surviving Company will deliver promptly or cause to be delivered to Sellers and Founder all other mail addressed to it and the contents thereof which does not relate to the Company Group.

          (b)If Sellers or Founder receive after the Closing Date mail or other communications addressed to such Sellers or Founder which relate to the Company Group, such Sellers or Founder shall promptly deliver or cause to be delivered all such mail and the contents thereof to the Surviving Company.

     7.3 Further Action.

          7.3.1. Each of the Parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Upon the terms and subject to the conditions hereof, each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

          7.3.2. Subject to compliance with applicable Law, from the date hereof until the Closing Date, the Parties and/or their Representatives shall confer on a regular and frequent basis to discuss material operational matters and the general status of ongoing operations.

          7.3.3. No information or knowledge obtained in any discussion pursuant to this Section 7.3 or otherwise shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the transactions contemplated hereby.

     7.4 Schedules. The Parties shall have the obligation to supplement or amend the schedules being delivered concurrently with the execution of this Agreement with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in such schedules. The obligations of the Parties to amend or supplement the schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Article IX, the representations and warranties of the Parties shall be made with reference to the schedules as they exist at the time of execution of this Agreement.

     7.5 Execution of Agreements. On or before the Closing Date, each Party shall execute and deliver each Transaction Document to which it is a party.

     7.6 Confidentiality. The Warrantors, on the one hand, and Buyer, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other Parties furnished to it by such other Parties or their Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other Person, except its Representatives in connection with this Agreement. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information.

     7.7 Public Announcements. From the date of this Agreement until the Closing or termination of this Agreement, the Parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions contemplated hereby, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties, except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transactions contemplated hereby as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

     7.8 Board of Buyer. The Board of Directors of Buyer after the Closing will initially consist of seven (7) members, with five (5) members (one (1) of whom shall be independent directors) designated by Sellers, two members (one (1) of whom shall be an independent director) designated by Buyer. The independent directors shall satisfy the independence requirements of NASDAQ. In addition, the membership of the Board of Directors of Buyer shall comply with the requirements of Section 9.6 for the existence of the Independent Committee.

ARTICLE VIII
CONDITIONS TO CLOSING

     8.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions.

          8.1.1. Approval by Buyer’s Shareholders. This Agreement and the transactions contemplated hereby shall have been approved by a majority-in-interest of the holders of the ordinary shares of Buyer in accordance with Buyer’s Memorandum and Articles of Association and the aggregate number of Buyer’s ordinary shares held by shareholders of Buyer (other than the Initial Stockholders) who exercise their right to convert the ordinary shares of Buyer owned by them into cash in accordance with Buyer’s Memorandum and Articles of Association shall not constitute 20% or more of the number of Buyer’s ordinary shares outstanding as of the date of this Agreement and owned by Persons other than the Initial Stockholders.

          8.1.2. Litigation. No order, stay, judgment or decree shall have been issued by any Governmental Authority preventing, restraining or prohibiting in whole or in part, the consummation of the transactions contemplated hereby or instrumental to the consummation of the transactions contemplated hereby, and no action or proceeding by any Governmental Authority shall be pending or threatened (including by suggestion through investigation) by any Person, which questions, or seeks to enjoin, modify, amend or prohibit (a) the ownership or Control of any member of the Company Group, (b) the purchase of Company Ordinary Shares and Company Equity Rights or the sale and issuance of Buyer Shares, (c) the Acquisition Shareholder Meeting and use of the Proxy Statement by Buyer, or (d) the conduct in any material respect of the business as a whole or any material portion of the business conducted or to be conducted by any member of the Company Group or the (direct, indirect or beneficial) ownership or Control of any member of the Company Group by Sellers.

          8.1.3. Transaction Documents. Each Warrantor shall have executed and delivered or have caused the other Warrantors to execute and deliver each of the agreements (together with this Agreement, the “Transaction Documents”).

     (1) Services Agreement, between Fujian Shi Fang Culture Propagation Co., Ltd. (“SF”) and Beijing Hung Ting To Culture Propagation Co, Ltd. (“BJHXT”), in the form attached hereto as Exhibit C, pursuant to which, SF shall exclusively provide consulting services to BJHXT in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from BJHXT to SF.

     (2) Equity Pledge Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, in the form attached hereto as Exhibit D, pursuant to which, each of the registered shareholders of BJHXT shall pledge all of its equity interests in BJHXT to SF to guarantee the performance of contract obligations of BJHXT and its registered shareholders, as applicable, under the Service Agreements, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and Equity Pledge Agreement.

     (3) Voting Rights Proxy Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, in the form attached hereto as Exhibit E, have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of BJHXT shall grant to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

      (4) Exclusive Purchase Option Agreement, among SF, BJHXT and the registered shareholders of BJHXT, Chen Zhi, Zhang Jingui, Qiang Yibin and Lin Yulin, have entered into an Exclusive Purchase Option Agreement, in the form attached hereto as Exhibit F, pursuant to which, each of the registered shareholders of BJHXT shall irrevocably and unconditionally grant SF or its designee(s) an exclusive option to purchase, at any time if and when permitted under PRC laws, all or any portion of the equity interests in BJHXT for the lowest price permissible under PRC laws.

     8.2 Conditions to Obligations of Warrantors. The obligations of Warrantors to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, each of the following conditions:

          8.2.1. Deliveries. Buyer shall have delivered Buyer Shares and Sellers shall have received such other documents, certificates and instruments as may be reasonably requested by Sellers.

          8.2.2. Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of Buyer contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by Buyer on or before the Closing shall have been materially complied with, and Buyer shall have delivered a certificate signed by a duly authorized officer thereof to such effect.

          8.2.3. Consents. Buyer shall have obtained and delivered to the Warrantors copies of consents of all third parties, as appropriately required for the consummation of the transactions contemplated by this Agreement.

          8.2.4. Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement to be performed by Buyer at or prior to the Closing shall have been duly and properly performed or fulfilled in all material respects.

          8.2.5. No Adverse Changes. At the Closing, there shall have been no material adverse change in the assets, liabilities or financial condition of Buyer from that shown in the Buyer Balance Sheet and related statements of income. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of the Warrantors, would have had a Material Adverse Effect on the operations, financial condition or prospects of Buyer.

          8.2.6. Supplemental Disclosure. If Buyer shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 7.4 in any material respect, the Warrantors shall give notice to Buyer that as a result of information provided to the Warrantors in connection with any or all of such amendments or supplements, the Warrantors have determined to proceed with the consummation of the transactions contemplated hereby.

          8.2.7. Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by Buyer in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by Buyer as of the Closing, shall have been delivered to the Warrantors.

          8.2.8. Trustee Notice. Buyer, simultaneously with the Closing, will deliver to the trustee of the Trust Account of Buyer instructions to disburse the funds therein to Buyer.

          8.2.9. Resignations. Effective as of the Closing, the directors and officers of Buyer who are not continuing as directors and officers of Buyer will have resigned.

     8.3. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

          8.3.1. Deliveries. Sellers shall have delivered Company Ordinary Shares and Company Equity Rights and shall have received the same and such other documents, certificates and instruments as may be reasonably requested by Buyer.

          8.3.2. Financial Statements. Sellers have provided the consolidated balance sheets as at December 31, 2006 and 2007, and at September 30, 2008, and related consolidated statements of operations and consolidated statements of cash flows for the two years ended December 31, 2006 and 2007, and nine months ended September 30, 2008 respectively, audited by the Company’s Accountants, and the notes, comments, schedules, and supplemental data therein (collectively, the “Company Financial Statements”), which shall reflect the Company having earned After-Tax Profits of not less than $8,000,000 for the nine months ended September 30, 2008 and, in the opinion of Buyer, the Company Financial Statements are not materially different from the financial statements delivered to Buyer contemporaneously with the execution of this Agreement. Sellers shall have provided an interim consolidated balance sheet as of the end of each succeeding fiscal quarter ending more than 45 days prior to the Closing, and related consolidated statements of income and source and application of funds for each such quarter, reviewed by the Company’s Accountants (collectively, the “Interim Financial Statements”). The Company Financial Statements and Interim Financial Statements will have been prepared in accordance with U.S. GAAP throughout the periods indicated therein and fairly present the consolidated financial condition of the Company at their respective dates and the consolidated results of the operations of the Company for the periods covered thereby in accordance with in accordance with U.S. GAAP.

          8.3.3. Representations and Warranties; Covenants. Without supplementation after the date of this Agreement, the representations and warranties of the Warrantors contained in this Agreement shall be with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects as of the Closing, and with respect to all the other representations and warranties, true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, and all the covenants contained in this Agreement to be complied with by the Warrantors on or before the Closing shall have been materially complied with, and Buyer shall have received a certificate of the Warrantors to such effect.

          8.3.4. Legal Opinion. Buyer shall have received from Guan Tao Law Firm, counsel for the Warrantors, a legal opinion addressed to Buyer and reasonably satisfactory to Buyer, dated the Closing Date.

          8.3.5. Consents. The Warrantors shall have obtained and delivered to Buyer consents of all third parties required by the Contracts and Permits set forth in the Disclosure Schedules.

          8.3.6. Regulatory Approvals. Any Governmental Authority whose approval or consent is required each shall have unconditionally approved the transactions contemplated by this Agreement and Buyer shall have received written confirmation thereof.

          8.3.7. Performance of Agreements. All covenants, agreements and obligations required by the terms of this Agreement or the other Transaction Documents to be performed by the Warrantors at or prior to the Closing, including lockup agreements as discussed herein, shall have been duly and properly performed or fulfilled in all material respects.

          8.3.8. No Adverse Change. At the Closing, there shall have been no material adverse change in the assets, liabilities, financial condition or prospects of any member of the Company Group or their businesses from that shown or reflected in the Company Financial Statements and as described in the Proxy Statement. Between the date of this Agreement and the Closing Date, there shall not have occurred an event which, in the reasonable opinion of Buyer, would have a Company Material Adverse Effect.

          8.3.9. Supplemental Disclosure. If Sellers shall have supplemented or amended any schedule pursuant to their obligations set forth in Section 7.4 in any material respect, Buyer shall provide notice to Sellers that, as a result of information provided to Buyer in connection with any or all of such amendments or supplements, Buyer has determined to proceed with the consummation of the transactions contemplated hereby.

          8.3.10. Due Diligence. Buyer shall have completed financial, business and legal due diligence of the members of the Company Group and shall be satisfied with the results of such due diligence.

          8.3.11. Necessary Proceedings. All proceedings, corporate or otherwise, to be taken by the Company, the Subsidiaries and Sellers in connection with the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken, and copies of all documents, resolutions and certificates incident thereto, duly certified by the Company, the Subsidiaries and Sellers, as appropriate, as of the Closing, shall have been delivered to Buyer.

          8.3.12. The Company Proxy Information. The Company Proxy Information, at the time of distribution of the Proxy Statement and at Closing, will accurately reflect the Company, the Subsidiaries, their businesses and the Sellers, and the Company Proxy Information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in the Company Proxy Information not misleading.

Article IX
INDEMNIFICATION

     9.1 Indemnification by the Warrantors. Subject to the limitations set forth in Section 9.4, the Warrantors shall jointly and severally indemnify and hold harmless Buyer from and against, and shall reimburse Buyer (which term, for purposes of this Article IX, includes, after the Closing, the Surviving Company) for, any Damages which it may sustain, suffer or incur, whether as a result of any Third Party Claim or otherwise, and which arise from or in connection with or are attributable to the breach of any of the representations or warranties or covenants of the Warrantors contained in this Agreement. This indemnity shall survive the Closing for a period of four years after the Closing Date with respect to Claims arising under the foregoing clause other than (i) Claims arising as a result of a breach of the representations and warranties in Sections 3.1 and 3.25, as to which it shall survive without limitation as to time, and (ii) Claims arising as a result of a breach of the representations and warranties in Section 3.6, as to which it shall survive for a period of six months after the expiration of the statute of limitations. The Warrantors shall give prompt written notice to Buyer of any Third Party Claims or other facts and circumstances known to such Warrantors which may entitle Buyer to indemnification under this Section 9.1.

     9.2 Indemnification by Buyer. Subject to the limitations set forth in Section 9.4, Buyer shall indemnify and hold harmless the Warrantors from and against, and shall reimburse the Warrantors for, any Damages which may be sustained, suffered or incurred by the Warrantors, whether as a result of Third Party Claims or otherwise, and which arise or result from or in connection with or are attributable to the breach of any of Buyer’s representations or warranties or covenants contained in this Agreement. The indemnity in the foregoing clause shall survive the Closing for a period of four years after the Closing Date, other than Claims arising as a result of a breach of the representations and warranties in Section 4.2, as to which it shall survive without limitation as to time. Buyer shall give the Warrantors prompt written notice of any Third Party Claims or other facts and circumstances known to Buyer which may entitle the Warrantors to indemnification under this Section 9.2.

     9.3 Notice, Etc. A Party required to make an indemnification payment pursuant to this Agreement (“Indemnifying Party”) shall have no liability with respect to Third Party Claims or otherwise with respect to any covenant, representation, warranty, agreement, undertaking or obligation under this Agreement unless the Party entitled to receive such indemnification payment (“Indemnified Party”) gives notice to the Indemnifying Party specifying (i) the covenant, representation or warranty, agreement, undertaking or obligation contained herein which it asserts has been breached, (ii) in reasonable detail, the nature and dollar amount (or estimate, if the magnitude of the Claim cannot be precisely determined at that time) of any Claim the Indemnified Party may have against the Indemnifying Party by reason thereof under this Agreement, and (iii) whether or not the Claim is a Third Party Claim. With respect to Third Party Claims, an Indemnified Party (i) shall give the Indemnifying Party prompt notice of any Third Party Claim, (ii) prior to taking any action with respect to such Third Party Claim, shall consult with the Indemnifying Party as to the procedure to be followed in defending, settling, or compromising the Third Party Claim, (iii) shall not consent to any settlement or compromise of the Third Party Claim without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and (iv) shall permit the Indemnifying Party, if it so elects, to assume the exclusive defense of such Third Party Claim (including, except as provided in the penultimate sentence of this Section, the compromise or settlement thereof) at its own cost and expense. If the Indemnifying Party shall elect to assume the exclusive defense of any Third Party Claim pursuant to this Agreement, it shall notify the Indemnified Party in writing of such election, and the Indemnifying Party shall not be liable hereunder for any fees or expenses of the Indemnified Party’s counsel relating to such Third Party Claim after the date of delivery to the Indemnified Party of such notice of election. The Indemnifying Party will not compromise or settle any such Third Party Claim without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if the relief provided is other than monetary damages or such relief would have a Material Adverse Effect on the Indemnified Party. Notwithstanding the foregoing, if the Indemnifying Party elects to assume the defense with respect to any Third Party Claim, the Indemnifying Party shall have the right to compromise or settle for solely monetary damages such Third Party Claim, provided such settlement will not result in or have a Material Adverse Effect on the Indemnified Party. Notwithstanding the

foregoing, the Party which defends any Third Party Claim shall, to the extent required by any insurance policies of the Indemnified Party, share or give control thereof to any insurer with respect to such Claim.

     9.4 Limitations.

          9.4.1. The Warrantors shall not be required to indemnify Buyer under Section 9.1 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $200,000, but then Sellers will be liable for the full amount of Damages.

          9.4.2. Buyer shall not be required to indemnify the Warrantors under Section 9.2 unless the aggregate of all amounts for which indemnity would otherwise be due against it exceeds $200,000, but then Buyer will be liable for the full amount of Damages.

     9.5 Adjustment to Purchase Price; Setoff. Any indemnification payments made pursuant to Sections 9.1 and 9.2 shall be deemed to be an adjustment to the Purchase Price. To the extent that the Warrantors are obligated to indemnify Buyer after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, Buyer shall have the right to adjust any amount due and owing or to be due and owing under any agreement with the Warrantors, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s Affiliates or Subsidiaries (including shares issuable pursuant to Section 1.3) . To the extent that Buyer is obligated to indemnify the Warrantors after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, the Warrantors after Closing shall have the right to decrease any amount due and owing or to be due and owing under any agreement with Buyer, whether under this Agreement or any other agreement between the Warrantors and any of Buyer’s Affiliates or Subsidiaries.

     9.6 Claims on behalf or in right of Buyer. Pursuant to the provisions of this Article IX, if any Claim for indemnification is to be brought against the Warrantors on behalf of or by right of Buyer, such claims will be determined by the Independent Committee of the Board of Directors. Any settlement of a Claim for indemnification brought on behalf of or by right of Buyer shall be determined and approved by the Independent Committee of the Board of Directors. The Independent Committee of the Board of Directors of Buyer will consist of at least two persons mutually agreed by Sellers and Buyer, none of which are officers or employees of Buyer or any of their operating subsidiary companies or are direct or beneficial owners of 5% or more of the voting capital shares of Buyer. For a period of not less than four years after Closing or until final resolution of Claims under this Article IX brought by or by right of Buyer the Board of Directors of Buyer will maintain a sufficient number of directors such that it will be able to maintain the Independent Committee.

     9.7 No Claim Against Trust Fund. It is understood by the Warrantors that in the event of breach of this Agreement or any other Transactional Documents by Buyer, that they have no right to any amount held in the Trust Account and they will not make any claim against Buyer that would adversely affect the business, operations or prospects of Buyer or the amount of the funds held in the Trust Account.

     9.8 Penalty Payments. The parties hereto agree that in the event that one party, its officers, directors or shareholders breach the provisions of Section 5.6, or the transactions contemplated by this Agreement do not close as a result of a material, known undisclosed liability of the Sellers, the Company or the Buyer, or their material misrepresentation of the information, [or if one party is ready, willing, and able to execute the SPA and the other elects not to execute the SPA or otherwise informs the non-defaulting party that it does not intend to proceed with the Business Combination,] the defaulting party(s) shall pay to the directors of the non-defaulting party all fees and expenses incurred by non-defaulting party in connection with this Memorandum, the SPA and the transactions contemplated hereby (but not to exceed the aggregate amount of US$2 million), plus non-defaulting party’s reasonable costs incurred in enforcing this paragraph, within thirty (30) days after request by directors of non-defaulting party.

     The parties hereto agree that in the event that one party, its officers, directors or shareholders breach the provisions of Section 5.6, as applicable, then, if within six (6) months after such breach, one party closes any transaction or financing relating to the capital stock, debt, assets or business, in whole or in part, whether through direct purchase, merger, consolidation or other business combinations, the defaulting party(s) shall pay to the directors of the non-defaulting party, or cause the payment to directors of the non-defaulting party of, the sum of US$2 million the closing of such transaction.

     If the Sellers or the Company breach, or do not comply with, any of Section 3.10, Section 3.26, Section 5.1(d), Section 8.3.2 or Section 8.3(d), respectively, at any time from the date hereof through the date of the consummation of the Business Combination, the Sellers and the Company, will be responsible, jointly and severally, to pay to the directors of the non-defaulting party US$2 million within thirty (30) days from the date that the Sellers or the Company receive written notice from the Buyer of such breach.

     If the Buyer breaches, or does not comply with, any of Section 4.7 or Section 4.15, respectively, at any time from the date hereof through the date of the consummation of the Business Combination, the Buyer, will be responsible, jointly and severally, to pay to the directors of the non-defaulting party US$2 million within thirty (30) days from the date that the Buyer receives written notice from the Company of such breach.

ARTICLE X
TERMINATION AND ABANDONMENT

     10.1 Methods of Termination. The transactions contemplated herein may be terminated and/or abandoned at any time but not later than the Closing:

          10.1.1. by written consent of the Parties;

          10.1.2. (i) by Buyer, if the Warrantors amend or supplement any schedule hereto in accordance with Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or otherwise), results of operations or prospects of any member of the Company Group, after the date hereof, or (ii) by the Warrantors, if Buyer amends or supplements any schedule hereto in accordance with Section 7.4 hereof and such amendment or supplement reflects a material adverse change in the condition (financial or other) or results of operations of Buyer;

          10.1.3. by either Buyer or the Warrantors, if the Closing has not occurred by January 31, 2009 (or such later date as may be established by the shareholders of Buyer as the deadline by which Buyer must complete a Business Combination); provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party that is then in breach of any of its covenants, representations or warranties in this Agreement;

          10.1.4. by Warrantors, (i) if Buyer shall have breached any of its covenants in Article VI or VII hereof in any material respect or (ii) if the representations and warranties of Buyer contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, Buyer has not cured such breach within 10 Business Days of notice from the Warrantors of an intent to terminate;

          10.1.5. by Buyer, (i) if the Warrantors shall have breached any of the covenants in Articles V or VII hereof in any material respect or (ii) if the representations and warranties of the Warrantors contained in this Agreement shall not be true and correct in all material respects, at the time made, or (iii) if such representations and warranties shall not be true and correct at and as of the Closing Date as though such representations and warranties were made again at and as of the Closing Date, except to the extent that such representations are made herein as of a specific date prior to the Closing Date, and in any such event, if such breach is subject to cure, the Warrantors have not cured such breach within 10 Business Days of Buyer’s notice of an intent to terminate;

          10.1.6. by Buyer if the Board of Directors of Buyer shall have determined in good faith, based upon the advice of outside legal counsel, that failure to terminate this Agreement is reasonably likely to result in the Board of Directors breaching its fiduciary duties to the shareholders of Buyer under applicable Law by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction;

          10.1.7. by either Buyer or the Warrantors, if, at Buyer’s Acquisition Shareholder Meeting (including any adjournments thereof), this Agreement and the transactions contemplated hereby shall fail to be approved and adopted by the affirmative vote of the holders of Buyer’s ordinary shares required under its Memorandum and Articles of Association, or 20% or more of the number of ordinary shares of Buyer outstanding as of the date of the record date for such meeting held by Persons other than the Initial Stockholders exercise their rights to convert the ordinary shares of Buyer held by them into cash in accordance with Buyer’s Memorandum and Articles of Association.

     10.2. Effect of Termination.

          10.2.1. In the event of termination and abandonment by Buyer or by the Warrantors, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other Parties, and except as set forth in Section 9 and this Section 10.2, all further obligations of the Parties shall terminate, no Party shall have any right against the other Parties hereto, and each Party shall bear its own costs and expenses.

          10.2.2. If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

          10.2.3. each Party hereto will return all documents, work papers and other material (and all copies thereof) of the other Parties relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

          10.2.4. all confidential information received by a Party hereto with respect to the business of the other Parties, or in the case of Sellers and Founder of any member of the Group, shall be treated in accordance with Section 7.6 hereof, which shall survive such termination or abandonment.

ARTICLE XI
DEFINITIONS

     11.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

     “Actions” means any claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by or pending before any Governmental Authority.

     “Acquisition Shareholder Meeting” has the meaning set forth in Section 6.2.

     “Affiliate” means, with respect to a Person, any other Person who Controls, is Controlled by or is under common Control with such Person.

     “Agreement” has the meaning set forth in the preamble of this Agreement.

     “Business Combination” has the meaning set forth in the Memorandum and Articles of Association of Buyer.

     “Business Day” means a day of the year on which banks are not required or authorized to be closed in the City of New York.

     “Buyer” has the meaning set forth in the preamble of this Agreement.

     “Buyer Shares” has the meaning set forth in Section 1.2.

     “Buyer’s Balance Sheet” has the meaning set forth in Section 4.6.

     “Cash Consideration” has the meaning set forth in Section 1.2.

     “Claim” means any claim, demand, suit, proceeding or action.

     “Closing” has the meaning set forth in Section 2.1.

     “Closing Date” has the meaning set forth in Section 2.1.

     “Commission” has the meaning set forth in Section 4.7.

     “Commission Reports” has the meaning set forth in Section 4.7.

     “Company” or “OMH BVI” has the meaning set forth in the preamble of this Agreement.

     “Company’s Accountants” means UHY Vocation HK CPA Limited.

     “Company Equity Rights” has the meaning set forth in Section 1.1.

     “Company Financial Statements” has the meaning set forth in Section 8.3.2.

     “Company Group” means the subsidiaries and affiliates of the Company as listed on Exhibit A-2 hereto.

     “Company Material Adverse Effect” means a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; provided that, without limiting the generality of the foregoing, any adverse effect resulting in any loss, directly or indirectly, of at least US$200,000 or its equivalent, to the Company and its Subsidiaries, taken as a whole, shall be deemed to constitute a Company Material Adverse Effect.

     “Company Ordinary Shares” has the meaning set forth in Section 1.1.

     “Competitive Business” has the meaning set forth in Section 5.4(g).

     “Confidential Information” has the meaning set forth in Section 5.4(a).

     “Contracts” mean any contract, agreement, lease, license or similar instrument.

     “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the Board of Directors or comparable governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

     “Copyrights” shall mean all copyrights, including rights in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

     “Damages” means the dollar amount of any loss, damage, expense or liability, including, without limitation, reasonable attorneys’ fees and disbursements incurred by an Indemnified Party in any action or proceeding between the Indemnified Party and the Indemnifying Party or between the Indemnified Party and a third party, which is determined (as provided in Article IX) to have been sustained, suffered or incurred by a Party or the Company and to have arisen from or in connection with an event or state of facts which is subject to indemnification under this

Agreement; the amount of Damages shall be the amount finally determined by a court of competent jurisdiction or appropriate governmental administrative agency (after the exhaustion of all appeals) or the amount agreed to upon settlement in accordance with the terms of this Agreement, if a Third Party Claim, or by the Parties, if a Direct Claim.

     “Direct Claim” means any claim other than a Third Party Claim.

     “Disclosure Schedule” has the meaning set forth in Section 3.

     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Founder” has the meaning set forth in the preamble of this Agreement. The particulars of Founder are set forth on Exhibit A-2.

     “GAAP” means generally accepted accounting principles in a particular jurisdiction, as consistently applied.

     “Government Securities” means any Treasury Bill issued by the United States having a maturity of one hundred and eighty days or less.

     “Governmental Authority” means any PRC or non-PRC national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

     “Indemnified Party” has the meaning set forth in Section 9.3.

     “Indemnifying Party” has the meaning set forth in Section 9.3.

     “Intellectual Property” means any intellectual property rights, including, without limitations, Patents, Copyrights, service marks, moral rights, Trade Secrets, Trademarks, designs and Technology, together with (a) all registrations and applications for registration therefore and (b) all rights to any of the foregoing (including (i) all rights received under any license or other arrangement with respect to the foregoing, (ii) all rights or causes of action for infringement or misappropriation (past, present or future) of any of the foregoing, (iii) all rights to apply fore or register any of the foregoing, (iv) domain names and URL’s of or relating to the Acquired Assets and variations of the domain names and URL’s, (vi) Contracts which related to any of the foregoing, including invention assignment, intellectual property assignment, confidentiality, and non-competition agreements, and (vii) goodwill of any of the foregoing.

     “Interim Financial Statements” has the meaning set forth in Section 8.3(b).

     “Knowledge” means, with respect to any Person, the actual knowledge of such Person and that knowledge which should have been acquired by such Person after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

     “Laws” means all statutes, rules, regulations, ordinances, orders, writs, injunctions, judgments, decrees, awards and restrictions, including, without limitation, applicable statutes, rules, regulations, orders and restrictions relating to zoning, land use, safety, health, environment, hazardous substances, pollution controls, employment and employment practices and access by the handicapped.

     “Lien” means any lien, claim, contingent interest, security interest, charge, restriction or encumbrance.

     “Material Adverse Effect” means, with respect to any Person, any (i) event, occurrence, fact, condition, change or development that has had a material adverse effect on the operations, results of operations, financial condition, assets or liabilities of such Person; (ii) material adverse effect on such Person’s ability to perform any material obligations of such Person hereunder or under any other Transaction Document or any Material Contract of such Person, as applicable; (iii) material adverse effect on any material rights such Person may have hereunder or under any other Transaction Document or any Material Contract of such Person.

     “Material Contract” means, with respect to any Person, any outstanding Contract material to the business of such Person as of or after the date hereof and includes, but not limited to, those Contracts disclosed in paragraph 3.16 of the Disclosure Schedule.

     “Non-Competition Period” has the meaning set forth in Section 5.4(g).

     “Non-Real Estate Leases” has the meaning set forth in Section 3.15.

     “Party” has the meaning set forth in the preamble of this Agreement.

     “Patents” means all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

     “Permits” means all governmental registrations, licenses, permits, authorizations and approvals.

     “Person” means any individual, corporation, partnership, limited partnership, limited liability company, joint venture, proprietorship, association, firm, trust, estate, unincorporated organization, cooperative, Governmental Authority, or other enterprise or entity.

     “PRC” means the People’s Republic of China, solely for purpose of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and the islands of Taiwan.

     “PRC GAAP” means PRC Accounting Standards for Business Enterprises in effect from time to time applied consistently throughout the periods involved.

     “After-Tax Profits” has the meaning set forth in Section 1.3.

     “Proxy Information” has the meaning set forth in Section 5.13.

     “Proxy Statement” has the meaning set forth in Section 6.2.

     “Purchase Price” has the meaning set forth in Section 1.2.

     “Real Estate Leases” has the meaning set forth in Section 3.13(a).

     “Real Property” has the meaning set forth in Section 3.13(a) .

     “Real Property” has the meaning set forth in Section 3.13(a).

     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

     “Representatives” of a Party means such Party’s employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants.

     “SAFE” has the meaning set forth in Section5.10.

     “Securities Act” means the Securities Act of 1933, as amended.

     “Sellers” has the meaning set forth in the preamble of this Agreement. The particulars of Famous Genius are set forth on Exhibit A-1.

     “Software” means all software, in object, human-readable or source code, whether previously completed or now under development, including programs, applications, databases, data files, coding and other software, components or elements thereof, programmer annotations, and all versions, upgrades, updates, enhancements and error corrections of all of the foregoing.

     “Subsidiary” means, with respect to any specified Person, any other Person (other than a natural person) Controlled by such specified Person through direct or indirect ownership of equity securities or contractual relationship. When used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

     “Surviving Company” means the company surviving the business combination between Buyer and the Company Group as contemplated by this Agreement.

     “Tax” or “Taxes” means all income, gross receipts, sales, stock transfer, excise, bulk transfer, use, employment, social security, franchise, profits, property or other taxes, tariffs, imposts, fees, stamp taxes and duties, assessments, levies or other charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any government or taxing authority with respect thereto.

     “Technology” means any know-how, confidential or proprietary information, name, data, discovery, formulae, idea, method, process, procedure, other invention, record of invention, model, research, Software, technique, technology, test information, market survey, website, or information or material of a like nature, whether patentable or unpatentable and whether or not reduced to practice.

     “Third Party Claim” means a Claim by a Person other than a Party hereto or any Affiliate of such Party.

     “Trade Secrets” means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software and compilations of information) and all claims and rights related thereto.

     “Trademarks” means any and all United States and foreign trademarks, service marks, logos, trade names, corporate names, trade dress, Internet domain names and addresses, and all goodwill associated therewith throughout the world.

     “Transaction Documents” has the meaning set forth in Section 8.1(c).

     “Transfer” has the meaning set forth in Section 5.7.

     “Trust Account” has the meaning set forth in Section 4.8.

     “Unaudited Financial Statements” has the meaning set forth in Section 3.10.

     “United States” or “U.S.” means the United States of America.

     “Warrantors” has the meaning set forth in Section 3.

ARTICLE XII
GENERAL PROVISIONS

     12.1 Expenses. Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of Representatives, incurred in connection with the preparation of this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

     12.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or by nationally recognized courier or mailed by registered mail (postage prepaid, return receipt requested) or by telecopy to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

(a) If to the warrantors :

121 Gu Tian Avenue, Hua Fu Tower,
Floor 6, Fuzhou City,
Fujian Province, China 350001
Facsimile: 86-591-83302585

with a copy to:

Guantao Law Firm
17/F, Tower 2, Ying Tai Center,
No.28 Finance Street, Xicheng District,
Beijing, China 100040
Facsimile: 86-10-6657-8016
Attention: Cui Liguo

(b) If to Buyer:

ChinaGrowth South Acquisition Corporation
A12 Jianguomenwai Avenue
NCI Tower, Suite 1602
Beijing, China 100022
Attention: Michael W. Zhang
Telephone: 86-10-6569-3988
Facsimile: 86-10-6569-3992

with a copy to:

DLA Piper US LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: William N. Haddad
Facsimile No.: 212-884-8998

     12.3 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by the Parties.

     12.4 Waiver. At any time prior to the Closing, either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

     12.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     12.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     12.7 Entire Agreement. This Agreement and the schedules and exhibits hereto constitute the entire agreement and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

     12.8 Benefit. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Parties.

     12.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

     12.10 NO JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

     12.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

     12.12 Regulatory Requirements. In the event that the regulatory requirements of any applicable Governmental Authority (including any new laws or regulations or interpretations of existing laws or regulations) prohibit or materially restrict the ability of the Parties to consummate the acquisition of the Company as contemplated, the Parties will revise the transaction as necessary to comply with such regulatory requirements while preserving to the greatest extent possible the intended economic consequences of the transaction.

(Signatures on Next Page)

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
By:	/s/ Michael W. Zhang

Name:	Michael W. Zhang
Title:	Chief Executive Officer and Director

OLYMPIA MEDIA HOLDINGS LIMITED
By:	/s/ Chen Zhi

Name:	Chen Zhi
Title:	Chief Executive Officer and Director

INDEX ASIA PACIFIC LIMITED		TOPBIG INTERNATIONAL DEVELOPMENT LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Director

BLAZING SUN HOLDINGS LTD.		LUCK SMART LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

WING KEEN MANAGEMENT LIMITED		KEEP PROFIT INTERNATIONAL CAPITAL LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

AOTIAN HOLDINGS LTD.		ADORATION MANAGEMENT LIMITED
By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

CHEN ZHI
By:	/s/ Chen Zhi
Name:	Chen Zhi
Title:	Sellers’ Representative

EXHIBIT A–1
SELLERS

1	Index Asia Pacific Limited

2	Topbig International Development Limited

3	Blazing Sun Holdings Ltd.

4	Luck Smart Limited

5	Wing Keen Management Limited

6	Keep Profit International Capital Limited

7	Aotian Holdings Ltd.

8	Adoration Management Limited

A-1-1

EXHIBIT A–2

A-1-2

COMPANY GROUP

1	Fuzhou Han Ding Network Science and Technology Co., Ltd.

2	Beijing Han Ding Advertising Co., Ltd.

3	Fujian Shi Fang Culture Propagation Co., Ltd.

4	Beijing Hong Xin Tu Culture Propagation Co., Ltd.

5	Fuzhou Hong Xin Tu Printing Co., Ltd.

6	Kunming Hong Lian Xin Printing Co., Ltd.

7	Fujian Zhi Yuan Media Co., Ltd.

8	Fuzhou Au Hai Advertising Co., Ltd.

9	Tianjin Shi Fang Advertising Media Co., Ltd.

10	Shi Fang Ya Qi Culture Propagation (Xiamen) Co., Ltd.

11	Chongqing Shi Fang Culture Propagation Co., Ltd.

12	Dalian Shi Fang Media Co., Ltd.

13	Fuzhou Development Zone Shi Fang Science and Technology Development Co., Ltd.

14	Zhi Yuan (Xiamen) Culture Propagation Co., Ltd.

15	Zhi Yuan (Fuzhou) Culture Propagation Co., Ltd.

16	Shen Yang Zhu Qin Shi Fang Media Development Co., Ltd.

17	Liaoning Au Hai Tian Yi Media Advertising Co., Ltd.

18	Kun Ming Au Hai Advertising Co., Ltd.

19	Fuzhou Dong Kuai Media Co., Ltd.

20	Dong Kuai (Fuzhou) Investment Consulting Services Co., Ltd.

21	Beijing Bai Chuan Du Ke Science and Technology Co., Ltd.

22	Xiamen Du Ke Information Science and Technology Co., Ltd.

23	Hung Hing To Publishing Limited

24	Gloria Fair Limited

A-1-2-2

EXHIBIT B
DISCLOSURE SCHEDULE

B-1

EXHIBIT C
FORM OF SERVICES AGREEMENT

C-1

EXHIBIT D
FORM OF EQUITY PLEDGE AGREEMENT

D-1

EXHIBIT E
FORM OF VOTING PROXY AGREEMENT

E-1

EXHIBIT F
FORM OF EXCLUSIVE PURCHASE OPTION AGREEMENT

F-1

AMENDMENT TO SHARE PURCHASE AGREEMENT

          This AMENDMENT TO SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of January 13, 2009 by and among the following parties:

          (i) ChinaGrowth South Acquisition Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Buyer”);

          (ii) each of the entities listed on Exhibit A-1 of the Share Purchase Agreement (collectively, “Sellers”, and each a “Seller”);

          (iii) Chen Zhi, a PRC resident with PRC Identity Certificate No. 350121196508130039; and

          (iv) Olympia Media Holdings Limited, an exempted company incorporated under the laws of the British Virgin Islands (the “Company” or “OMH BVI”).

          All of the parties listed above are referred to hereinafter collectively as the “Parties” and individually as a “Party”.

RECITALS

          1. The parties previously entered into a Share Purchase Agreement dated December 16, 2008 (“Share Purchase Agreement”). Terms used herein but not otherwise defined shall have the meaning set forth in the Share Purchase Agreement.; and

          2. The parties desire to amend the Share Purchase Agreement pursuant to the terms of this Amendment.

          Now therefore, in consideration of mutual covenants and considerations in this Amendment, the Share Purchase Agreement and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be bound, do agree as hereafter provided:

1)	Section 1.2 is hereby revoked and deleted in its entirety and a new Section 1.2 of the Share Purchase Agreement is substituted in lieu thereof which shall read as follows:

1.2 Purchase Price. The aggregate purchase price for Company Ordinary Shares and Company Equity Rights (the “Purchase Price”) to be paid or issued and delivered by Buyer to Sellers shall be as follows:

(a) six million U.S. dollars ($6,000,000) in cash (the “Cash Consideration”), which will be paid either in aggregate or in installments when free cash flow of the

1

Surviving Company is sufficient;

(b)

6,259,000 ordinary shares of Buyer, par value $0.001 per share (“Buyer Shares”), of which, 2,000,000 shares (“Escrow Shares”) will be held in an escrow account at Closing. If and only if the Surviving Company achieves or exceeds After-Tax Profits (as defined in 1.3(g) below) of RMB78,200,000 for the fiscal year ending December 31, 2008 (“2008 After-Tax Profits”), and of RMB115,600,000 for fiscal year ending December 31, 2009 (“2009 After-Tax Profits”), the Escrow Shares shall be released to the Sellers within the later of (x) 90 days after the end of the fiscal year of 2009 or (y) 15 days following the issuance of the audit report of the Surviving Company for the fiscal year of 2009. If the Surviving Company does not achieve or achieve either of 2008 After-Tax Profits or 2009 After-Tax Profits, all the Escrow Shares shall be cancelled by the Company. And

(c) management of Buyer have agreed to cancel 200,000 of their promote shares.

(d) any additional Buyer Shares issuable pursuant to Section 1.3 below.

2)	Section 3.24(d) is hereby revoked and deleted in its entirety and a new Section 3.24(d) of the Share Purchase Agreement is substituted in lieu thereof which shall read as follows:

(d)

Restricted Securities. Sellers understand that Buyer Shares to be acquired by Sellers constitute “restricted securities” under the U.S. federal securities Laws and that under such Laws and applicable regulations such securities may only be sold in the United States pursuant to an effective registration statement or an available exemption from registration. Sellers agree and acknowledge that Buyer Shares to be acquired by Sellers shall be subject to lockup for a one-year period starting from the Closing, except 1,000,000 Buyer Shares to be sold within the lock-up period.

3)	The remaining terms of the Share Purchase Agreement, as amended, are ratified, approved and shall remain in full force and effect.

2

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CHINAGROWTH SOUTH ACQUISITION CORPORATION

By:	/s/ Michael W. Zhang

Name:	Michael W. Zhang

Title:	Chief Executive Officer and Director

OLYMPIA MEDIA HOLDINGS LIMITED

By:	/s/ Chen Zhi

Name:	Chen Zhi
Title:	Chief Executive Officer and Director

INDEX ASIA PACIFIC LIMITED		TOPBIG INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Director

BLAZING SUN HOLDINGS LTD.		LUCK SMART LIMITED

By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

WING KEEN MANAGEMENT LIMITED		KEEP PROFIT INTERNATIONAL CAPITAL LIMITED

By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

AOTIAN HOLDINGS LTD.		ADORATION MANAGEMENT LIMITED

By:	/s/ Chen Zhi	By:	/s/ Chen Zhi

Name:	Chen Zhi	Name:	Chen Zhi
Title:	Authorized Representative	Title:	Authorized Representative

CHEN ZHI

By:	/s/ Chen Zhi

Name:	Chen Zhi
Title:	Sellers’ Representative

3

THE COMPANIES LAW (2007 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(adopted by Special Resolution dated __ January 2009)

THE COMPANIES LAW (2007 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(adopted by Special Resolution dated __ January 2009)

1	The name of the Company is ChinaGrowth South Acquisition Corporation

2

The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2007 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5	The share capital of the Company is US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES LAW (2007 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

CHINAGROWTH SOUTH ACQUISITION CORPORATION

(adopted by Special Resolution dated __ January 2009)

INTERPRETATION

1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

	“Articles”	means these articles of association of the Company.

	“Audit Committee”	means the audit committee of the Company formed pursuant to Article 150 hereof, or any successor audit committee.

	“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“clearing house”

a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

	“Company”	means the above named company.

	“competent regulatory authority”	a competent regulatory authority in the territory where the Shares (or depositary receipts therefor) are listed or quote on a stock exchange or interdealer quotation system in such territory.

	“Designated Stock Exchange”	means the national market of the Nasdaq Stock Market, Inc.

2

“Directors”	means the directors for the time being of the Company.

“Dividend”	includes an interim dividend.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law (2003 Revision).

“Exchange Act”	means the Securities Exchange Act 1934, as amended.

“Executive office”	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“Founders”	means Global Vestor Capital Partners LLC, Chum Capital Group Limited, Guoron Group Limited and Venture Link Assets Limited.

“Founders Shares”	means any Shares held by any of the Founders.

“IPO”	has the meaning given to it in Article 20.

“IPO Shares”	has the meaning given to it in Article 20.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“NASD”	means the National Association of Securities Dealers.

“NASD Manual”	means the document by that name as published from time to time by NASD, and includes any amendment or supplement to such document.

“NASD Rules “	means the rules set forth in the NASD Manual.

“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

3

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share” and “Shares”	means a share or shares in the Company and includes a fraction of a share.

“Special Resolution”

a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than ten clear days’ notice, specifying (without prejudice to the power contained in these Articles to amend the same) the intention to proposed the resolution as a Special Resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the Members having the right to attend and vote at any such meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the Shares giving that right and in the case of an annual general meeting, if it is so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a Special Resolution at a meting of which less than ten clear days’ notice has been given; a Special Resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statute; a Special Resolution includes a unanimous written resolution.

“Statute”	means the Companies Law (2007 Revision) of the Cayman Islands.

“Trust Fund”	has the meaning given to it in Article 20.

4

2	In the Articles:

	2.1	words importing the singular number include the plural number and vice versa;

	2.2	words importing the masculine gender include the feminine gender;

	2.3	words importing persons include corporations;

	2.4	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

	2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

	2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

	2.8	in these Articles Section 8 of the Electronic Transactions Law (2003 Revision) shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

5

6	Without prejudice to the generality of Article 5, the Directors may authorise by resolution or resolutions from time to time:

6.1

the issuance of one or more classes or series of Shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of Shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences;

6.2

the increase or decrease of the size of any class or series of Shares (but not below the number of Shares of any class or series of Shares then outstanding or above the number of Shares of any class or series of Shares then authorized) to the extent permitted by applicable law.

7

Neither the Company nor the Directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make available any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Directors, be unlawful or impractical. Members affected as a result of the foregoing shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of Shares, no vote of the holders of the Shares shall be a prerequisite to the issuance of any Shares of any class or series of the Shares authorized by and complying with the conditions in the Memorandum or these Articles.

8

The Directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or securities in the capital of the Company on such terms as it may from time to time determine.

9	The Company shall not issue Shares to bearer.

REGISTER OF MEMBERS

10	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

6

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

11

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days in any calendar year. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting.

12

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or in order to make a determination of Members for any other purpose.

13

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

14

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. No certificate shall be issued representing Shares of more than one class. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled and until a fee, not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine, has been paid by the transferee.

7

15

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

16

Share certificates shall be issued within the relevant time limit as prescribed by the Statute or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a transfer with the Company.

17

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

TRANSFER OF SHARES

18

Subject to the terms of these Articles, Shares are transferable subject to the consent of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. If the Shares in question were issued in conjunction with options or warrants issued pursuant to Article 8 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

19

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

REDEMPTION AND REPURCHASE OF SHARES

20

Subject to the provisions of the Statute and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares or other securities that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares. Provided that on 29 January 2009 any Shares that were issued under the

8

Company’s initial public offering (“IPO”) (the “IPO Shares”) and which are not held by any Founder, Director or officer of the Company shall be redeemed for a per Share redemption price equal to the quotient determined by dividing (x) the amount in the Trust Fund (as defined below) inclusive of any interest thereon, by (y) the total number of IPO Shares, subject to any funds reasonably set aside for claims of creditors. In this Article 20 “Trust Fund” shall mean the trust account established by the Company at the consummation of the IPO and into which a certain amount of the IPO proceeds were deposited.

21

Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) provided that the Members shall have approved the manner of purchase.

22	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

23

If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

24

The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

25

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

26

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the

9

payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

27

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

28

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

29

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

30

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

31

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

10

CALL ON SHARES

32

Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

33	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

34	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

35

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

36

An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

37	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

38

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

39

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

11

FORFEITURE OF SHARES

40

If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

41

If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

42

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

43

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

44

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

45

The provisions of these Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

12

TRANSMISSION OF SHARES

46

If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.

47

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.

48	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

49

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

UNTRACEABLE MEMBERS

50

Without prejudice to the rights of the Company under Article 51, the Company may cease sending cheques for Dividend entitlements by post if such cheques have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for Dividend entitlements after the first such occasion on which such a cheque is return undelivered.

51	The Company shall have the power to sell, in such a manner as the Directors thinks fit, any Shares of a Member who is untraceable, but no such sale shall be made unless:

13

51.1

all cheques in respect of Dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;

51.2

so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such Shares or of a person entitled to receive such Shares by death, bankruptcy or operation of law; and

51.3

the Company, if so required by the rules governing the listing of the Shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such Shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purposes of this Article, the “relevant period” means the period commencing twelve years before the publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

52

To give effect to a sale under Article 51, the Directors may authorize some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under Article 51 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
ALTERATION OF CAPITAL

53	The Company may by Ordinary Resolution:

14

	53.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

	53.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

53.3

without prejudice to the powers of the Directors under Articles 5 to 8, divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of Shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of Shares of that class and the Directors may issue Shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

53.4

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

	53.5	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

54

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

55	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

	55.1	change its name;

	55.2	alter or add to these Articles;

15

55.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

55.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

56	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

57	All general meetings other than annual general meetings shall be called extraordinary general meetings.

58

The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

59

The majority of the Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

60

A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.

61

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

62

If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

16

63	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

64

At least ten days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

	64.1	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

64.2

in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent. in par value of the Shares giving that right.

65

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

66	All business transacted at an extraordinary general meeting or an annual general meeting shall be deemed special, with the exception of:

	66.1	the declaration and sanctioning of dividends;

	66.2	consideration and adoption of the accounts and balance sheet and the reports of Directors and Auditors and other documents required to be annexed to the balance sheet;

	66.3	the election of Directors;

	66.4	appointment of Auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

17

	66.5	the fixing or remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

66.6

the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing share capital; and

	66.7	the granting of any mandate or authority to the Directors to repurchase the securities of the Company.

67

No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorised representative.

68

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

69

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

70

If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

71

The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

18

72

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

73

The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

74

If an amendment is proposed to any resolution under consideration but in good faith is ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

75	A resolution put to the vote of the meeting shall be decided on a show of hands unless:

	75.1	before, or on the declaration of the result of, the show of hands, the chairman demands a poll; or

	75.2	any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll; or

	75.3	a poll is required by the rules of the Designated Stock Exchange; or

75.4

if required by the rules of the Designated Stock Exchange, any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at such meeting demand a poll.

76

Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

77		The demand for a poll may be withdrawn.

19

78

Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

79

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

80

All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Statute. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

81

Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or proxy, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.

82

In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

83

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

84

No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

85

No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

20

86

On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

87

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

88

Any person entitled under Article 47 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Directors of his entitlement to such Shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

PROXIES

89

The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

90

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

	90.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

90.2

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

90.3

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

21

90.4

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

91

The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

92

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

93

Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATE MEMBERS

94

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

95

If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such

22

person was the registered holder of such Shares held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

96

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

97

There shall be a board of Directors consisting of not less than five persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers.

POWERS OF DIRECTORS

98

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

99

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

100

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

101

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

23

APPOINTMENT AND REMOVAL OF DIRECTORS

102	The Company may by Ordinary Resolution appoint any person to be a Director (either to fill a vacancy or as an additional Director) or may by Ordinary Resolution remove any Director.

103

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

VACATION OF OFFICE OF DIRECTOR

104	The office of a Director shall be vacated if:

	104.1	he gives notice in writing to the Company that he resigns the office of Director; or

104.2

if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

	104.3	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

	104.4	if he is found to be or becomes of unsound mind; or

	104.5	if all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director.

PROCEEDINGS OF DIRECTORS

105

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

106

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A

24

Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

107

A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

108

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

109

A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

110

The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

111

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

112

All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

113

A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

25

PRESUMPTION OF ASSENT

114

A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS

115

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

116

A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

117

A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

118

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

119

A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest,

26

and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

120

Following a declaration being made pursuant to Article 118 or 119, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Designated Stock Exchange, and unless disqualified by the chairman of the relevant meeting of the Directors, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

121

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS’ POWERS

122

The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

123

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

124

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

27

125

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

126

The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

127

Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

128

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

129	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

130	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

131

An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

28

NO MINIMUM SHAREHOLDING

132

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares, and a Director who is not a Member shall be entitled to receive notice of and attend and speak at any general meeting of the Company and of all classes of Shares.

REMUNERATION OF DIRECTORS

133

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

134

The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

135

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

136

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

137

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

29

DIVIDENDS, DISTRIBUTIONS AND RESERVE

138

Subject to the Statute and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

139

Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

140	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

141

The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

142

Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

143	No Dividend or distribution shall bear interest against the Company.

144

Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after

30

a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

145

The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SUBSCRIPTION RIGHTS RESERVE

146	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Statute:

146.1

If, so long as any of the rights attached to any warrants issued by the Company to subscribe for Shares shall remain exercisable, the Company does any act or engage in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a Share, then the following provisions shall apply:

146.1.1

as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”), the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional Shares required to be issued and allotted credited as fully paid pursuant to Article 146.1.3 below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional Shares in full as and when the same are allotted;

31

146.1.2

the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than the share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

146.1.3

upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of Shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of Shares as is equal to the difference between:

(i)

the same amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)

the nominal amount of Shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for Shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of Shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

146.1.4

if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of Shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, the share premium account) for such purpose until such additional nominal amount of Shares is paid up and allotted as aforesaid and until then no Dividend or other distribution shall be paid or made on the fully paid Shares then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of Shares. The rights represented by any such

32

certificate shall be in registered form and shall be transferable in whole or in part in units of one Share in the like manner as the Shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

146.2

Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other Shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in Article 146.1, no fraction of any Share shall be allotted on exercise of the subscription rights.

146.3

The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder of class of warrantholders under this Article without the sanction of a Special Resolution of such warrantholders or class of warrantholders.

146.4

A certificate or report by the Auditor as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purpose for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of Shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

BOOKS OF ACCOUNT

147

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

148

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

33

149

The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

150

Without prejudice to the freedom of the Directors to establish any other committee, for so long as the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors, the composition and responsibilities of which shall comply with the NASD Rules and the rules and regulations of the SEC. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate,

151	The Directors shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

152

For so long as the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties:

	152.1	any shareholder owning an interest in the voting power of the Company that gives such shareholder a significant influence over the Company;

	152.2	any Director or executive officer of the Company and any relative of such Director or executive officer; and

152.3

any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Articles 152.1 or 152.2 or over which such a person is able to exercise significant influence; and

153	Subject to applicable law and the rules of the Designated Stock Exchange:

153.1

at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an Auditor who shall hold office until the Members appoint another Auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as Auditor;

34

153.2

a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less then fourteen days before the annual general meeting and furthermore the Company shall send a copy of such notice to the retiring Auditor;

153.3

the Members may, at any general meeting convened and held in accordance with these Articles, by Special Resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

154	Subject to the Statute, the accounts of the Company shall be audited at least once in every year.

155	The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

156

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

157

Every Auditor shall have a right of access at all reasonable times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

158

The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto, and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from the Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standard referred to herein may be those of a country or jurisdiction other than the Cayman Islands, If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

35

NOTICES

159

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. Notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange and giving to the Member a notice (in the manner set out above) stating that the notice or other document is available there.

160

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

161

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

162

Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

36

WINDING UP

163

If the Company shall be wound up and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

164

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

165

Every Director, agent or officer of the Company, including for the purpose of this Article former Directors and former officers, shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or wilful default. No such Director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the actual fraud or wilful default of such Director, agent or officer. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

FINANCIAL YEAR

166	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

37

TRANSFER BY WAY OF CONTINUATION

167

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHINAGROWTH SOUTH ACQUISITION CORPORATION FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JANUARY 23, 2009.

     The undersigned shareholder of ChinaGrowth South Acquisition Corporation, a Cayman Islands exempted company (the “Company”), hereby appoints Michael Zhang and Xuesong Song, and each of them, with full power of substitution, on behalf of and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on Friday, January 23, 2009, at 11 a.m. New York local time, at the offices of DLA Piper LLP (US) located at 1251 Avenue of the Americas, New York, NY 10020, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting furnished herewith.

Voting Instructions:

Vote by Mail: Complete, sign, date and promptly return this proxy card in the postage-paid envelope provided.

Vote by Phone: call toll-free (in the United States), on a touch-tone phone, ____, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

Vote by Internet: visit the Internet site at ____. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 a.m., New York local time, on January 23, 2009 to be counted.

This proxy when duly executed will be voted in the manner directed herein by the undersigned shareholder. The board of directors of the Company recommends a vote “FOR” each of the proposals. If no discretion is made, this proxy will be voted “FOR” the following proposal:

Proposal 1.

the approval by ordinary resolution of (i) the Share Purchase Agreement, dated as of December 16, 2008 and as amended as of January 13, 2009, by and among the Company, Olympia Media Holdings Limited (“OMH”), a British Virgin Islands company, and each of the shareholders and founder of OMH as listed therein, pursuant to which the Company will acquire all of the issued and outstanding share capital and other equity interests of OMH in exchange for US$6,000,000 in cash and the issuance of 6,259000 ordinary shares of the Company at the closing (including 2,000,000 shares that will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009) and, depending on the satisfaction of certain after-tax profit targets for the years 2009 through 2012, certain additional ordinary shares of the Company as provided for therein, and (ii) the transactions contemplated thereby;

	For	Against	Abstain

	☐	☐	☐

If you voted “Against” Proposal 1 and you hold ordinary shares of CGSAC issued in our initial public offering, you may exercise your redemption rights and demand that CGSAC convert your ordinary shares into a pro rata portion of the trust account by marking “I Hereby Exercise My Redemption Rights” box below. If you exercise your redemption rights, you will be exchanging your ordinary shares of CGSAC for cash and will no longer own your ordinary shares. You will only be entitled to receive cash for your ordinary shares pursuant to this redemption if the Acquisition is completed and you continue to hold your ordinary shares through the closing date of the Acquisition and tender your stock certificates to CGSAC by January 26, 2009. Failure to (a) vote against Proposal 1, (b) check the “I Hereby Exercise My Redemption Rights” box below and (c) submit this proxy to CGSAC prior to the extraordinary general meeting will result in the loss of your redemption rights.

I Hereby Exercise My Redemption Rights. ☐

Proposal 2.

the approval by ordinary resolution of the increase of the Company’s share capital to US$63,000 divided into 60,000,000 ordinary shares of a par value of US$0.001 each and 3,000,000 preferred shares of a par value of US$0.001 each;

	For	Against	Abstain

	☐	☐	☐

Proposal 3.	the approval by special resolution of the change of the corporate name of the Company to China TopReach Inc.;

	For	Against	Abstain

	☐	☐	☐

Proposal 4.	the approval by special resolution of certain amendments to our Memorandum and Articles of Association, which amendments will include (i) the removal of Article 168 through Article 173 from our Amended and Restated Memorandum and Articles of Association (and a consequential change to article 163 to remove a cross-reference to Article 171), which, among other blank check company restrictions, requires us to liquidate and dissolve following the Redemption, (ii) the insertion of provisions that will require us to redeem the IPO Shares for cash as soon as possible following the General Meeting, and in addition to such redemption, distribute to holders of the IPO Shares one ordinary share for every forty IPO Shares redeemed (the “Redemption”) and (iii) the insertion of provisions that will provide for the creation of a new class of ordinary shares called Class A Ordinary shares. The Class A Ordinary shares will have the same rights, preferences and privileges as our current ordinary shares. Holders of our ordinary shares and Class A Ordinary shares will vote together as one class on all matters (including the election of directors) submitted to a vote of the shareholders. However, the Founder Shares and the Class A Shares will not participate in the Redemption (collectively, “Proposal 4” or the “Amendment Proposal”).

	For	Against	Abstain

	☐	☐	☐

Proposal 5.	the adjournment of the meeting, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

	For	Against	Abstain

	☐	☐	☐

Dated: ________, 2009

Shareholder Name:

Signature

     Please sign exactly as your name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If the shareholder is a corporation, please sign in the full name of such corporation by an authorized officer. If the shareholder is a partnership or limited liability company, please sign in the full name of such entity by an authorized person.